As filed with the Securities and Exchange Commission on June 22, 2020.

Registration No. 333–238968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fusion Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

Canada	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Fusion Pharmaceuticals Inc.

270 Longwood Road South

Hamilton, Ontario, Canada, L8P 0A6

(289) 799-0891

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

John Valliant

Chief Executive Officer

Fusion Pharmaceuticals US Inc.

Two International Place, Suite 2310

Boston, Massachusetts 02110

(617) 420-5698

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. Seo Salimi, Esq. Marishka DeToy, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Chad Bayne, Esq. Desmond Lee, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 (416) 362-2111	Peter N. Handrinos, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Cheryl Reicin, Esq. Robbie Leibel, Esq. Torys LLP 79 Wellington St. W. Toronto, Ontario, Canada M5K 1N2 (416) 865-0040

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common shares, no par value per share	9,602,500	$16.00	$153,640,000	$19,943(3)(4)

(1)	Includes 1,252,500 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Includes the aggregate offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(4)

Calculated pursuant to Rule 457(a) under the Securities Act of 1933 as amended. $12,980 of this registration fee was previously paid by the Registrant in connection with the filing of its Registration Statement on Form S-1 on June 5, 2020.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 22, 2020

PRELIMINARY PROSPECTUS

8,350,000 Shares

Common Shares

We are offering 8,350,000 common shares. This is our initial public offering of our common shares. Prior to this offering, there has been no public market for our common shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share. We have applied to list our common shares on The Nasdaq Global Market under the symbol “FUSN.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and for future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” starting on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriters” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to 1,252,500 additional common shares.

The underwriters expect to deliver the common shares against payment in New York, New York on or about                 , 2020.

Morgan Stanley	Jefferies	Cowen

Wedbush PacGrow

Prospectus dated                 , 2020.

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common shares. Our business, financial condition, results of operations and future prospects may have changed since that date. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

In this prospectus, references to “Fusion,” the “Company,” “we,” “us,” “our” and similar references refer to Fusion Pharmaceuticals Inc. and its wholly-owned subsidiary and majority-owned subsidiary. Fusion and other trademarks or service marks of Fusion appearing in this prospectus are the property of Fusion. The other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “Fusion Pharmaceuticals,” the “Company,” “we,” “us,” “our” and similar designations in this prospectus to refer to Fusion Pharmaceuticals Inc. and, where appropriate, its subsidiaries.

Overview

We are a clinical-stage oncology company focused on developing next-generation radiopharmaceuticals as precision medicines. We have developed our Targeted Alpha Therapies, or TAT, platform together with our proprietary Fast-Clear linker technology to enable us to connect alpha particle emitting isotopes to antibodies and other targeting molecules in order to selectively deliver the alpha particle payloads to tumors. Our TAT platform is underpinned by our research and insights into the underlying biology of alpha emitting radiopharmaceuticals as well as our differentiated capabilities in target identification, candidate generation, manufacturing and supply chain and development of imaging diagnostics. We believe that our TATs have the potential to build on the successes of currently available radiopharmaceuticals and be broadly applicable across multiple targets and tumor types.

Our lead product candidate, FPI-1434, utilizes our Fast-Clear linker to connect a humanized monoclonal antibody that targets the insulin-like growth factor 1 receptor, or IGF-1R, with the alpha emitting isotope actinium-225, or 225Ac. IGF-1R is a well-established tumor target that is found on numerous types of cancer cells, but historical attempts to suppress tumors by inhibiting the IGF-1R signaling pathway have been unsuccessful in the clinic. For FPI-1434, we have designed the product candidate to rely on the IGF-1R antibody only as a way to identify and deliver our alpha emitting payload to the tumor, and the mechanism of action does not depend on the IGF-1R signaling pathway to kill the tumor. We are currently conducting a Phase 1 clinical trial of FPI-1434 as a monotherapy in patients with solid tumors expressing IGF-1R and plan to report initial data from the dose escalation portion of this trial approximately three to six months after we fully resume clinical activities following operating disruptions caused by COVID-19. Based on the mechanisms of action of FPI-1434 and data from our preclinical studies, we are also evaluating the combination potential of FPI-1434 with checkpoint inhibitors as well as DNA damage response inhibitors, such as poly (ADP-ribose) polymerase, or PARP, inhibitors. In addition, we are progressing our earlier-stage product candidate, FPI-1966, into clinical development, and expect to submit an investigational new drug application, or IND, for FPI-1966 for treatment of head and neck and bladder cancers expressing fibroblast growth factor receptor 3, or FGFR3, approximately six to twelve months after we fully resume preclinical activities.

As depicted in the figure below, our platform generates TATs that are comprised of three components: (i) a targeting molecule, such as a monoclonal antibody or other delivery vehicle, that is designed to selectively target antigens that are unique to, or preferentially expressed on, cancer cells throughout the body; (ii) the alpha emitting medical isotope 225Ac, designed to kill cancer cells; and (iii) our proprietary Fast-Clear linker that attaches the targeting molecule to the radioactive payload. Our Fast-Clear linker has shown in preclinical studies the differentiated ability to promote enhanced clearance of the non-tumor localized 225Ac payload without sacrificing the uptake of 225Ac into the tumor, which we believe will improve tolerability and widen the therapeutic window of our product candidates.

Our Pipeline

We are leveraging our TAT platform and Fast-Clear linker technology to advance a pipeline of alpha-based therapeutic programs to treat various cancers. The figure below details our current pipeline of TATs. We retain global development and commercialization rights to all of our product candidates.

(1)	Timing estimate reflects number of months post restart of trial enrollment and/or lab work following disruptions resulting from COVID-19.
(2)	Timing estimate reflects number of months post identification of recommended Phase 2 dose from the ongoing FPI-1434 monotherapy Phase 1 trial.

Background on Radiopharmaceuticals

Radiopharmaceuticals are drugs that contain medical isotopes, which are unstable elements that emit radiation and can be used to diagnose and treat cancers. To create targeted radiopharmaceuticals, radiation emitting medical isotopes are typically attached to targeting molecules, which are then administered via intravenous injection. Once administered, the radiopharmaceuticals selectively target tumor antigens that are unique to, or preferentially expressed on, cancer cells throughout the body.

There are two main classes of therapeutic radiopharmaceuticals, which differ based on the types of particles that are emitted—those based on beta emitting isotopes and those based on alpha emitting isotopes. Beta emitting isotopes kill cancer cells primarily by creating free radicals that damage cellular machinery and cause single-stranded DNA breaks, which can be repaired by the cell. As a result, certain cancers are refractory to beta particle-based radiopharmaceutical treatment. In contrast, alpha particles cause greater physical damage to cancer cells than beta particles, including multiple double-stranded DNA breaks, which are highly lethal. Alpha particles are larger and have higher energy transfer rates than beta particles. This higher energy transfer rate allows alpha particles to deposit a greater amount of tumor-killing energy over a short distance of one to two cells, compared to the relatively long distance of up to 12 mm for beta particles, allowing alpha particles to cause damage only to cancer cells in close proximity while reducing off-target radiation risk.

Two of the earliest antibody targeted radiopharmaceuticals, Bexxar and Zevalin, are beta emitting therapies whose market acceptance was hampered by several issues, including handling and administration difficulties, supply chain challenges and reimbursement complications. Next-generation radiopharmaceuticals that have overcome the challenges faced by first-generation targeted radiopharmaceuticals have since been developed and approved. The first and only approved alpha emitting therapy, Xofigo, was approved in 2013 for the treatment of bone metastases associated with prostate cancer. Despite Xofigo’s use being limited to its approved label, Xofigo has been widely adopted and used in over 1,100 sites in the U.S. Another next-generation targeted radiopharmaceutical therapy that has been recently approved is Lutathera, a beta emitting therapy, approved for a subset of neuroendocrine cancers.

Our Platform

We believe that we can build on Xofigo’s proven mechanism of action as an alpha emitting therapy and Lutathera’s initial commercial success as a targeted radiopharmaceutical. We are developing the next generation of precision oncology TATs with the potential to treat a large population of cancer patients across multiple tumor types, including those with metastatic disease. By leveraging our proprietary TAT platform, we aim to develop alpha emitting radiopharmaceuticals that can be attached to targeting molecules to deliver the radioactive payload directly to difficult to treat tumors. We believe that our platform and TAT product candidates, if approved, could provide several potential advantages over currently available radiopharmaceuticals, including:

•

Enhanced tumor-killing power by using alpha particle radiation. Alpha particles cause greater direct damage to cancer cells than beta particles, including multiple double-stranded DNA breaks, for which there is no viable resistance mechanism. We believe that the ideal therapeutic isotope should emit multiple alpha particles in rapid succession in order to maximize damage to cancer cells and increase efficacy. We are developing our TATs with 225Ac, which gives off four alpha emissions in rapid succession, thereby maximizing the damage to the DNA of tumor cells before ultimately becoming a non-radioactive isotope.

•

Ability to use multiple targets and classes of targeting molecules. We observed in our preclinical studies that our Fast-Clear linker can be connected to several major classes of targeting molecules, including antibodies. We believe this creates an extensive pool of potential targets and targeting molecule candidates from which to develop novel TATs, including: (i) molecules with good tumor cell targeting but poor efficacy; (ii) molecules with good efficacy but poor safety profiles; and (iii) life-cycle management opportunities for commercially available molecules.

•

Broad applicability across multiple tumor types. Based on our ability to use multiple targets and classes of targeting molecules together with the enhanced tumor-killing power of our radioactive payload, 225Ac, we believe that we can develop novel TATs for the treatment of patients across multiple tumors, including those with metastatic disease. In particular, our lead product candidate, FPI-1434, is in development for the treatment of solid tumors expressing IGF-1R, which is overexpressed in multiple types of common solid tumors, including ovarian, sarcoma, head and neck, prostate, non-small cell lung, colorectal and liver cancers. Pending the results of our ongoing Phase 1 clinical trial, we currently plan to amend our Phase 1 protocol to add expansion cohorts to evaluate the anti-tumor activity of FPI-1434 in the solid tumors that we think will be most likely to respond to FPI-1434 based on the data from the Phase 1 clinical trial and immunochemistry data regarding IGF-1R positive tumors.

•

Increased tolerability and therapeutic window associated with our Fast-Clear linker. We developed our proprietary Fast-Clear linker technology to enable the delivery of isotopes to tumor cells while simultaneously promoting enhanced clearance of the non-tumor localized isotopes. In preclinical studies, our Fast-Clear linker was shown to clear 3.1 times the amount of non-tumor localized radiopharmaceuticals compared to the most widely used commercial linker, which allows us to reduce radiation exposure to normal tissue. We believe the enhanced clearance ability of our Fast-Clear linker will improve tolerability and widen the therapeutic window of our product candidates.

•

Exploitation of multiple mechanisms of action, including direct DNA damage and an alpha particle-mediated enhanced anti-tumor immune response. Alpha particles kill tumors through multiple mechanisms. The primary mechanism of action is direct cell damage through the induction of multiple double-stranded DNA breaks. A secondary mechanism, which expands effective direct cell kill range of the alpha particle, is referred to as the Bystander Effect. This effect has been shown to be as significant to the overall efficacy in killing cancer cells as the direct DNA breaks. In addition to these two mechanisms of action, in preclinical studies, we also observed that the tumor cell death mediated by 225Ac caused the release of tumor antigens, which were picked up by antigen-presenting cells, or APCs, and led to the induction of antigen-specific CD8+ T cells. We believe these CD8+ T cells can attack other tumors expressing the same antigen, even if those tumors do not express the receptor target of the targeting antibody of the TAT. In our preclinical studies, we observed that this third mechanism can create a vaccine effect, which can prevent the regrowth of tumors upon re-challenge.

•

An established manufacturing process and supply chain. We have developed a supply chain to receive 225Ac from producers, such as the United States Department of Energy, assemble and manufacture the finished radiopharmaceuticals by connecting the 225Ac to the targeting antibody with our proprietary Fast-Clear linkers and have the ability to supply the finished product candidates to global clinical sites, including those in Canada and the United States. We also have internal manufacturing expertise, which facilitates rapid tech transfer to other third-party manufacturers, and extensive experience in managing the full supply chain for radiopharmaceuticals.

•

Ability to use imaging diagnostics to enrich our targeted patient populations. For each of our product candidates, we create an imaging analogue that utilizes the same linker and targeting molecule but replaces 225Ac with the commercially used radioactive imaging isotope indium-111, or 111In. This allows us to assess the uptake of the imaging analogue into the targeted tumor and to determine radiation doses to key organs, which will help us to enrich the patient population in our clinical trials by identifying the patients who are more likely to respond to therapy.

Our Programs

Our lead product candidate, FPI-1434, is designed to target and deliver an alpha emitting isotope to cancer cells expressing IGF-1R, a receptor that is overexpressed on many tumor types. FPI-1434 is designed to utilize our Fast-Clear linker to connect a human monoclonal antibody that targets IGF-1R with 225Ac, a powerful alpha emitting isotope with desirable half-life and decay chain properties. To create FPI-1434, we in-licensed an antibody from Immunogen, Inc. that had previously been evaluated in Phase 2 clinical trials in collaboration with Sanofi S.A., as both a monotherapy and combination therapy, in a variety of IGF-1R positive tumors. Although the antibody was observed to be well-tolerated with positive pharmacokinetic and pharmacodynamic data, it failed to demonstrate sufficient positive therapeutic efficacy and further development was terminated. Because we are utilizing the antibody only as a way to identify and deliver the 225Ac payload into the tumor and the mechanism of action of FPI-1434 does not depend on the IGF-1R signaling pathway to kill the tumor, we do not believe that the lack of efficacy observed for the antibody itself in previous trials will impact the potential anti-tumor activity of FPI-1434.

In preclinical studies, FPI-1434 was able to cause tumor regression in mouse models in a dose-dependent manner by delivering 225Ac to the tumor site and creating multiple double-stranded DNA breaks. At higher doses, FPI-1434 was able to eradicate tumors with a single dose. In preclinical studies, FPI-1434 has demonstrated high specificity and binding capability in a variety of different tumor types, with no noticeable effect on the biological function of the antibody as a result of connecting the naked antibody to 225Ac with our Fast-Clear linker to form our TAT.

We are currently evaluating FPI-1434 as a monotherapy in the dose escalation portion of a Phase 1 clinical trial in patients with IGF-1R positive solid tumors to assess its safety, tolerability and pharmacokinetics as well as to identify the maximum tolerated dose, or MTD, and the recommended Phase 2 dose. As part of the screening process, patients are administered the imaging analogue of FPI-1434, and only those who meet predefined tumor uptake and dosimetry, or radiation dose, standards are advanced into the trial. We believe this strategy will allow us to enrich the patient population of our clinical trials and enable the use of a precision medicine approach for the treatment of multiple tumor types. We plan to report initial data from the dose escalation portion of this trial approximately three to six months after we fully resume clinical activities following the operating interruptions caused by COVID-19. Based on the data from this trial, along with immunohistochemistry data regarding IGF-1R positive tumors, we plan to prioritize the tumor types to evaluate in any future trials of FPI-1434.

We are also exploring the potential of combining FPI-1434 with DNA damage response inhibitors, or DDRIs, such as PARP inhibitors. In cancer patients with pre-existing genetic defects in single-stranded DNA break repair, the PARP pathway becomes a primary DNA repair system and inhibition of that pathway results in cell death. In our preclinical studies, we have seen a strong synergistic effect by combining FPI-1434 with approved PARP inhibitors.

We are conducting additional preclinical studies of FPI-1434 in combination with approved checkpoint inhibitors and DDRIs, including PARP inhibitors, to further assess the anti-tumor activity, dosing schedule and pharmacodynamics of the combinations. We believe that the synergies we have observed could expand the addressable patient populations for FPI-1434 and allow for potential use in earlier lines of treatment, if approved, after completing the initial evaluation of FPI-1434 in a relapsed or refractory patient population. In addition, we believe combinations with FPI-1434, if approved, could potentially expand the addressable markets of several currently approved oncology therapeutics.

While focusing on the clinical development of FPI-1434, we are also leveraging our TAT platform to progress our earlier-stage product candidates, including FPI-1966, into clinical development. We have designed FPI-1966 to use vofatamab as its targeting molecule to target and deliver 225Ac to tumors expressing FGFR3, a protein that is overexpressed in head and neck and bladder cancers. Vofatamab has previously been evaluated as a therapeutic agent in a Phase 1b/2 trial in combination with pembrolizumab, an immune checkpoint inhibitor, to determine safety, tolerability and preliminary efficacy in the treatment of patients with locally advanced or metastatic bladder cancer. Although the antibody was observed to be well-tolerated, it failed to demonstrate sufficient positive therapeutic efficacy to warrant further development. Because we are utilizing the antibody only as a way to identify and deliver the 225Ac payload into the tumor and the mechanism of FPI-1966 does not depend on the FGFR3 signaling pathway to kill the tumor, we do not believe that the lack of sufficient efficacy observed for the antibody itself in previous trials will impact the potential anti-tumor activity of FPI-1966. We expect to submit an IND for FPI-1966 approximately six to twelve months after we fully resume preclinical activities. To further expand our pipeline, we have in-licensed, and are continuing to in-license, additional targeting molecules for the development of TATs that are in various stages of discovery and preclinical development.

Our Strategy

Our goal is to advance innovative precision medicines for the treatment of cancer by developing and commercializing our TATs. The key elements of our strategy are to:

•	Advance FPI-1434 through clinical development for the treatment of solid tumors expressing IGF-1R.

•	Continue to leverage our TAT platform to expand our pipeline of product candidates.

•	Expand the potential of our product candidates as combination therapies in additional indications.

•	Utilize a precision medicine approach by leveraging our imaging diagnostics.

•	Continue to strengthen and scale our internal manufacturing capabilities.

Our Corporate History and Team

We were founded in 2014 to advance certain intellectual property relating to radiopharmaceuticals that had been developed by the Centre for Probe Development and Commercialization, or CPDC, which we believe is a recognized leader in the field of radiopharmaceutical manufacturing. Our founder and Chief Executive Officer, John Valliant, Ph.D., who has 25 years of experience working in the radiopharmaceutical field, was the founder and CEO with responsibility for financing the CPDC and for delivering on its vision and mission. Over nearly a decade of work at CPDC, members of our management team, specifically our Chief Scientific Officer, Eric Burak, developed our proprietary Fast-Clear linker technology to enable the delivery of alpha emitting radiopharmaceuticals to tumor cells while simultaneously promoting enhanced clearance of the non-tumor localized isotopes. We have developed robust manufacturing and supply chain capabilities for TATs. In addition, we have assembled a management team with extensive experience with radiopharmaceuticals, preclinical and clinical development of oncology therapies, commercialization and business development. We have received financial support from leading healthcare investors, including HealthCap Advisor AB, Adams Street Partners, LLC, Johnson & Johnson Innovation – JJDC, Inc., funds affiliated with TPG Global, LLC, Varian Medical Systems, Inc., Seroba Life Sciences Management Limited, Genesys Capital Management Inc., Canada Pension Plan Investment Board, OrbiMed Advisors LLC, FACIT Inc., Perceptive Advisors LLC, Pivotal bioVenture Partners LLC and Rock Springs Capital LLC.

Recent Developments

Class B Preferred Share Financing – Milestone Closing

In June 2020, we closed an additional round of our Class B preferred share financing, whereby we issued and sold 36,806,039 Class B preferred shares at a price of $1.5154 per share and 4,437,189 Class B special voting shares at a price of $0.000001 per share and Fusion Pharmaceuticals (Ireland) Limited issued and sold 4,437,189 Class B preferred exchangeable shares at a price of $1.5154 per share, for aggregate gross proceeds of $62.5 million.

Impact of COVID-19

We are closely monitoring how the spread of COVID-19 is affecting our employees, business, preclinical studies and clinical trials. In response to the COVID-19 pandemic, most of our employees have transitioned to working remotely and travel has been restricted. While we have substantially completed enrollment and dosing in the third cohort of our ongoing Phase 1 clinical trial of FPI-1434 and expect to be able to complete enrollment, we may not be able to enroll additional patient cohorts on our planned timeline due to disruptions at our clinical trial sites. At this time, we are currently unable to predict when we will be able to fully resume preclinical or clinical activities for FPI-1434 or any other clinical programs. Although operations were not materially affected by the COVID-19 pandemic as of and for the three months ended March 31, 2020, at this time, there is significant uncertainty relating to the trajectory of the pandemic. The impact of related responses and disruptions caused by the COVID-19 pandemic may result in further difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing trials and the incurrence of unforeseen costs as a result of disruptions in clinical supply or preclinical study or clinical trial delays. The impact of COVID-19 on our future results will largely depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States, Canada and other countries, business closures or business disruptions, the ultimate impact on financial markets and the global economy, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Risks Associated with our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section titled “Risk Factors” in this prospectus. These risks include, among others:

•	We have incurred significant losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;

•

Even if we consummate this offering, we will require substantial additional financing, which may not be available on acceptable terms, or at all. A failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

•

Our approach to the discovery and development of product candidates based on our proprietary Fast-Clear technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us;

•

Assessments of the long-term safety of targeted alpha emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with any of our future product candidates that we cannot predict at this time;

•

We are very early in our development efforts. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business will be materially harmed;

•

Our business is highly dependent on our lead product candidate, FPI-1434, as the lead investigational asset for our TAT platform and Fast-Clear linker technology, and we must complete preclinical studies and clinical testing before we can seek regulatory approval and begin commercialization of any of our other product candidates. If we are unable to obtain regulatory approval for, and successfully commercialize, FPI-1434, our business may be materially harmed and such failure may affect the viability of our other product candidates;

•

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future clinical trial results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate;

•

The commercial success of our products and product candidates will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;

•	We expect to develop FPI-1434, and potentially future product candidates, in combination with other therapies, which exposes us to additional risks;

•	COVID-19 may materially and adversely affect our business and financial results;

•

Our product candidates are biologics and the manufacture of our product candidates is complex. We rely, and will continue to rely, on third parties to manufacture our lead product candidate for our ongoing clinical trial and our preclinical studies as well as any preclinical studies or clinical trials of our future product candidates that we may conduct. We also expect to rely on third parties for the commercial manufacturing process of our product candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product supplies or product candidates, or fail to do so at acceptable quality levels or prices;

•	We may be unable to obtain a sufficient supply of radioisotopes to support clinical development or at commercial scale;

•	The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates;

•	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business; and

•

We believe we were classified as a PFIC during the taxable year ended December 31, 2019. We may be a PFIC for the taxable year ending December 31, 2020 or future taxable years, and we cannot provide any assurances regarding our PFIC status for any current or future taxable years. Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a PFIC.

Corporate information

We were incorporated in December 2014 under the Canada Business Corporations Act. Our principal executive offices are located at 270 Longwood Road South, Hamilton, ON, L8P 0A6, and our telephone number is (289) 799-0891. We have one wholly-owned subsidiary, Fusion Pharmaceuticals US Inc., and one majority-owned subsidiary, Fusion Pharmaceuticals (Ireland) Limited. Our website address is www.fusionpharma.com. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to provide only two years of audited financials in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	not being required to hold advisory votes on executive compensation or to obtain shareholder approval of any golden parachute arrangements not previously approved;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these “emerging growth company” exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

We have elected not to “opt out” of the exemption for the delayed adoption of certain accounting standards, and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common shares offered by us	8,350,000 shares.

Common shares to be outstanding after this offering	37,514,044 shares (or 38,766,544 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately $111.9 million (or approximately $129.4 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund the development FPI-1434 as a monotherapy, to advance the development of combination therapies of FPI-1434 with checkpoint inhibitors and DDRIs, including PARP inhibitors, to advance FPI-1966, to further develop and expand our clinical pipeline and for ongoing research and development activities and to fund working capital and other general corporate activities. See “Use of Proceeds.”

Directed share program

At our request, the underwriters have reserved up to five percent of the common shares offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons through a directed share program. Any reserved shares purchased by our directors and officers will be subject to a 180-day lock-up described under the section titled “Underwriting.” The sales will be made at our direction by Morgan Stanley & Co. LLC through a directed share program. The number of common shares available for sale to the general public will be reduced by the number of reserved common shares sold to these individuals. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other common shares offered by this prospectus. See “Underwriting.”

Risk factors

Investment in our common shares involves substantial risks. You should read this prospectus carefully, including the section titled “Risk Factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our common shares.

Proposed Nasdaq Global Market symbol	“FUSN”

The number of common shares outstanding after this offering is based on 29,164,044 common shares outstanding as of June 22, 2020, after giving effect to (i) the redemption of all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and all of our outstanding special voting shares, (ii) the issuance of 28,874,378 preferred shares upon the redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, (iii) the conversion of all non-voting common shares into voting common shares and the subsequent conversion of all voting common shares into common shares and (iv) the conversion of all outstanding preferred shares, including the preferred shares issued upon the redemption of the preferred exchangeable shares, into an aggregate of 27,234,489 common shares upon the closing of this offering and excludes:

•

4,006,594 common shares issuable upon the exercise of stock options outstanding under our 2017 Equity Incentive Plan, or the 2017 Plan, as of June 22, 2020 at a weighted-average exercise price of $2.20 per share;

•

1,272,226 common shares reserved for issuance under our 2017 Plan as of June 22, 2020, which such shares will cease to be available for issuance at the time our 2020 Stock Option and Incentive Plan, or the 2020 Plan, becomes effective;

•

585,570 common shares issuable upon the exercise of warrants outstanding as of June 22, 2020 to purchase preferred shares, which will become warrants to purchase common shares at an exercise price of $8.10 per share in connection with the closing of this offering and are expected to remain outstanding after this offering;

•

163,627 common shares issuable upon the exercise of warrants outstanding as of June 22, 2020 to purchase preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which will become warrants to purchase common shares at an exercise price of $8.10 per share in connection with the closing of this offering and are expected to remain outstanding after this offering;

•

4,273,350 common shares to be reserved for future issuance under our 2020 Plan (which includes the grant of 751,915 common shares issuable upon the exercise of stock options that will be granted contingent and effective upon the execution of the underwriting agreement for this offering at an exercise price per share equal to the initial public offering price in this offering), which will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part; and

•

450,169 common shares to be reserved for future issuance under 2020 Employee Share Purchase Plan, or the 2020 ESPP, which will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part.

Except as otherwise noted, all information in this prospectus:

•

gives effect to a one-for-5.339 reverse share split of our common shares effected on June 19, 2020 and corresponding adjustments to (i) the rate at which our preferred shares convert into common shares, (ii) the exercise price of all outstanding stock options and warrants and (iii) the number of common shares subject to each outstanding option and warrant;

•	assumes no exercise of the underwriters’ option to purchase up to 1,252,500 additional common shares in this offering;

•	assumes no exercise of the outstanding stock options and warrants described above;

•

gives effect to the conversion upon the closing of this offering of all of our outstanding preferred shares, including the preferred shares to be issued to the holders of our preferred exchangeable shares, into an aggregate of 27,234,489 common shares; and

•	assumes the filing of the Articles of Amendment to the Articles of the Corporation, as amended, and the effectiveness of our amended by-laws, which will occur prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. The consolidated statement of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2019 and 2020 and the consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$6,881	$10,632	$2,841	$4,377
General and administrative	3,218	7,588	1,171	4,327

Total operating expenses	10,099	18,220	4,012	8,704

Loss from operations	(10,099)	(18,220)	(4,012)	(8,704)

Other income (expense):
Change in fair value of preferred share tranche right liability	(1,670)	1,432	—	(1,118)
Change in fair value of preferred share warrant liability	—	—	—	(334)
Interest income	—	576	—	147
Refundable investment tax credits	335	176	44	46
Other income (expense), net	(37)	98	49	(197)

Total other income (expense), net	(1,372)	2,282	93	(1,456)

Loss before provision for income taxes	(11,471)	(15,938)	(3,919)	(10,160)
Provision for income taxes	(181)	(251)	(14)	(62)

Net loss	(11,652)	(16,189)	(3,933)	(10,222)
Dividends paid to preferred shareholders in the form of warrants issued	—	—	—	(1,382)

Net loss attributable to common shareholders	$(11,652)	$(16,189)	$(3,933)	$(11,604)

Net loss per share attributable to common shareholders—basic and diluted(1)	$(6.22)	$(8.45)	$(2.10)	$(6.01)

Weighted-average common shares outstanding—basic and diluted(1)	1,873	1,916	1,873	1,930

Pro forma net loss per share attributable to common shareholders—basic and diluted (unaudited)(1)		$(0.87)		$(0.53)

Pro forma weighted-average common shares outstanding—basic and diluted (unaudited)(1)		18,696		21,303

(1)

See Note 14 to our annual consolidated financial statements and Note 13 to our interim consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common shareholders and unaudited basic and diluted pro forma net loss per share attributable to common shareholders.

	As of March 31, 2020
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$67,417	$129,917	$241,800
Working capital(1)	61,945	124,445	238,068
Total assets	73,389	135,889	246,032
Preferred share tranche right liability	7,964	—	—
Preferred share warrant liability	1,716	—	—
Special voting shares redemption right liability	—	—	—
Non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited	20,961	—	—
Convertible preferred shares	80,394	—	—
Total shareholders’ equity (deficit)	(44,734)	128,801	240,684

(1)	We define working capital as current assets less current liabilities.
(2)

The pro forma consolidated balance sheet data give effect to (i) our issuance and sale in June 2020 of 41,243,228 Class B preferred shares and preferred exchangeable shares for gross proceeds of $62.5 million and the settlement of the related preferred share tranche right liability, including the recognition of a $31.6 million loss for the final change in the fair value of the tranche right liability, (ii) the redemption of all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which are presented above as non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited, and all of our outstanding special voting shares, including 4,437,189 preferred shares issued in June 2020, (iii) the issuance of 28,874,378 preferred shares upon the redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which includes the 4,437,189 preferred shares issued in June 2020, (iv) the conversion of all of our outstanding preferred shares, including the preferred shares issued upon the redemption of the preferred exchangeable shares, into an aggregate of 27,234,489 common shares, which includes the 41,243,228 preferred shares issued in June 2020, (v) the conversion of all of our non-voting common shares into voting common shares and the subsequent conversion of all voting common shares into common shares and (vi) all outstanding warrants to purchase preferred shares and preferred exchangeable shares becoming warrants to purchase common shares, each occurring upon the closing of this offering.

(3)

The pro forma as adjusted balance sheet data give further effect to our issuance and sale of 8,350,000 common shares in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total shareholders’ equity by $7.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total shareholders’ equity by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before you make an investment decision. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. As a result, the market price of our common shares could decline, and you may lose all or part of your investment in our common shares.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred significant losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.

Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We are still in the early stages of development of our product candidates and our lead product candidate is only in a Phase 1 clinical trial. We have no products licensed for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. To date, we have financed our operations primarily through private placements of our preferred shares and our subsidiary’s preferred exchangeable shares.

We have incurred significant net losses in each period since our inception in December 2014. For the years ended December 31, 2017, 2018 and 2019, we reported net losses of $6.3 million, $11.7 million and $16.2 million, respectively. For the three months ended March 31, 2020, we reported a net loss of $10.2 million. As of March 31, 2020, we had an accumulated deficit of $45.1 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:

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continue our research and development efforts and submit biologics license applications, or BLAs, for our lead product candidate and submit investigational new drug applications, or INDs, for our other product candidates;

•	conduct preclinical studies and clinical trials for our current and future product candidates;

•	continue to develop our library of proprietary linkers for our Fast-Clear technology;

•	seek to identify additional product candidates;

•	acquire or in-license other product candidates, targeting molecules and technologies;

•

add operational, financial and management information systems and personnel, including personnel to support the development of our product candidates and help us comply with our obligations as a public company;

•	hire and retain additional personnel, such as clinical, quality control, scientific, commercial and administrative personnel;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•

establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialize any product candidates for which we may obtain regulatory approval, if any;

•	expand, maintain and protect our intellectual property portfolio; and

•	operate as a public company.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop, seek regulatory approval for, and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

Even if we consummate this offering, we will require substantial additional financing, which may not be available on acceptable terms, or at all. A failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of FPI-1434, the planned IND-enabling studies and future clinical trials for our other product candidates and to continue to identify new product candidates. We will require significant additional amounts of funding in order to launch and commercialize our product candidates.

We had a cash balance of $67.4 million as of March 31, 2020. In June 2020, we received $62.5 million of gross proceeds in connection with an additional closing of our Class B preferred share financing. We estimate that our net proceeds from this offering will be approximately $111.9 million, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds from this offering and our existing cash will not be sufficient to fund all of our efforts that we plan to undertake.

We believe that net proceeds from this offering, together with our existing cash, which includes the proceeds from an additional closing of our Class B preferred share financing in June 2020, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We will require significant additional amounts of cash in order to launch and commercialize our current and future product candidates to the extent that such launch and commercialization are not the responsibility of a future collaborator that we may contract with in the future. In addition, other unanticipated costs may arise in the course of our development efforts. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate we develop.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing FPI-1434 and our other product candidates;

•	the timing of, and the costs involved in, obtaining marketing approvals for our current and future product candidates;

•	the number of future product candidates and potential additional indications that we may pursue and their development requirements;

•	the cost of manufacturing our product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	the cost and availability of 225Ac or any other medical isotope we may incorporate into our product candidates;

•

if approved, the costs of commercialization activities for any approved product candidate to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of regulatory approval and revenue, if any, received from commercial sales for any approved indications for any of our product candidates;

•	the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•	our headcount growth and associated costs as we expand our research and development capabilities and establish a commercial infrastructure;

•

the costs of preparing, filing and prosecuting patent applications and maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property related claims; and

•	the costs of operating as a public company.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Any of our current or future license agreements may also be terminated if we are unable to meet the payment or other obligations under the agreements.

We have not generated any revenue to date and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain regulatory approval of, and then successfully commercialize, at least one of our product candidates. Other than FPI-1434, all of our product candidates are in the preclinical stages of clinical development and will require additional preclinical studies or clinical development as well as regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We dosed our first patient in our Phase 1 clinical trial of FPI-1434 in February 2019 and, as such, we face significant development risk as our product candidate advances further through clinical development. Our ability to generate revenue depends on a number of factors, including, but not limited to:

•

timely completion of our preclinical studies and our current and future clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;

•	our ability to complete IND-enabling studies and successfully submit INDs or comparable applications to allow us to initiate clinical trials for our current or any future product candidates;

•

whether we are required by the U.S. Food and Drug Administration, or FDA, or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;

•

our ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities the safety, potency, purity and acceptable risk-to-benefit profile of our product candidates or any future product candidates;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future product candidates, if any;

•	the timely receipt of necessary marketing approvals from the FDA or similar foreign regulatory authorities;

•	the willingness of physicians, operators of clinics and patients to utilize or adopt any of our product candidates or future product candidates as potential cancer treatments;

•

our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMP;

•

our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and

•	our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates.

Many of the factors listed above are beyond our control, and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercialize our product candidates. Even if we are able to commercialize our product candidates, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without continued funding.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage oncology company with a limited operating history. We were founded to advance certain intellectual property relating to radiopharmaceuticals that had been developed by the Centre for Probe Development and Commercialization, or CPDC, in December 2014, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, initiating and conducting our Phase 1 clinical trial, undertaking preclinical studies, in-licensing product candidates for development, and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates and component materials. We have only advanced one product candidate to clinical development. We have not yet demonstrated our ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Raising additional capital may cause dilution to our shareholders, including purchasers of common shares in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect our expenses to increase in connection with our planned operations. Unless and until we can generate a substantial amount of revenue from our product candidates, we expect to finance our future cash needs through public or private equity offerings, debt financings, collaborations, licensing arrangements or other sources, or any combination of the foregoing. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of common shares, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common shareholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

In general, where control of a corporation has been acquired by a person or group of persons, subsection 111(5) of the Income Tax Act (Canada), or the Canadian Tax Act, and equivalent provincial income tax legislation restrict a corporation’s ability to carry forward net operating losses from preceding taxation years. We have not performed a detailed analysis to determine whether an acquisition of control for the purposes of subsection 111(5) of the Canadian Tax Act has occurred after each of our previous issuances of our common shares or preferred shares or our subsidiary’s preferred exchangeable shares. As of December 31, 2019, we had $20.5 million of Canadian net operating loss carryforwards that begin to expire in 2035 and $4.9 million of Irish net operating loss carryforwards that can be carried forward indefinitely. In addition, we had $1.7 million of Canadian research and development tax credit carryforwards that begin to expire in 2037 and an available Canadian research and development expenditure pool of $8.5 million, which expenditures are available to reduce future taxable income and generally have an unlimited carryforward period. Research and development tax credits and expenditures are subject to verification by the tax authorities, and, accordingly, these amounts may vary. Future changes in our share ownership, some of which are outside of our control, could result in an acquisition of control for the purposes of subsection 111(5) of the Canadian Tax Act. Therefore, our ability to utilize our existing net operating loss carryforwards, research and development tax credits and research and development expenditure pool, as well as tax attributes from any companies that we may acquire in the future, may be subject to limitations. As a result, even if we attain profitability, we may be unable to use a material portion of our net operating losses and other tax attributes, which could negatively impact our future cash flows.

We may be exposed to financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. Our reporting currency is the U.S. dollar. The functional currency of our operating company in Canada, operating company in the United States and non-operating company in Ireland is also the U.S. dollar. To date, we have been primarily funded through issuances of equity that have been denominated in U.S. dollars. However, a significant portion of our expenditures are paid in Canadian dollars, and we are, therefore, subject to foreign currency fluctuations that may, from time to time, impact our financial position and results of operations.

Risks Related to the Development of Our Product Candidates

Our approach to the discovery and development of product candidates based on our proprietary Fast-Clear technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us.

Our future success depends on the successful development of our product candidates, which are designed to treat advanced solid tumors using Targeted Alpha Therapies, or TAT, product candidates, representing a novel approach to radiopharmaceutical therapy. Alpha emitting isotope oncology therapy is relatively new, and only one alpha emitting isotope therapy has been approved in the United States or the European Union and only a limited number of clinical trials of products based on alpha emitting isotope therapies have commenced. As such, it is difficult to accurately predict the developmental challenges we may incur for our product candidates as they proceed through product discovery or identification, preclinical studies and clinical trials. In addition, beyond the limited universe of patients treated with Xofigo, assessments of the long-term safety of targeted alpha emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with any of our future product candidates that we cannot predict at this time. It is difficult for us to predict the time and cost of the development of our product candidates, and we cannot predict whether the application of our technology, or any similar or competitive technologies, will result in the identification, development, and regulatory approval of any products. There can be no assurance that any development problems we experience in the future related to our technology or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved at all. Any of these factors may prevent us from completing our preclinical studies and clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all. In addition, the success of our TATs, including our lead product candidate, will depend on several factors, including the following:

•	sourcing clinical and, if successfully approved for commercial sale, commercial supplies for the materials used to manufacture our product candidates;

•	establishing manufacturing capabilities to produce adequate amounts of our product candidates;

•	utilizing imaging analogues or other companion diagnostics to visualize tumor uptake in advance of administering our product candidates, which may increase the risk of adverse side effects;

•	educating medical personnel regarding the potential side effect profile of our product candidates;

•	facilitating patient access to the limited number of facilities able to administer our product candidates, if licensed;

•	using medicines to manage adverse side effects of our product candidates that may not adequately control the side effects or that may have detrimental impacts on the efficacy of the treatment; and

•	establishing sales and marketing capabilities upon obtaining any regulatory approval to gain market acceptance of a novel therapy.

We are very early in our development efforts. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts. FPI-1434, our most advanced product candidate, is still in the early stages of clinical development, and is our only product candidate to have advanced beyond preclinical studies. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. The success of our product candidates will depend on several factors, including the following:

•	successful completion of preclinical studies;

•	successful initiation of clinical trials;

•	successful patient enrollment in, and completion, of clinical trials;

•	the ability to successfully develop, in-license or otherwise acquire additional targeting molecules for our TATs;

•	receipt and related terms of marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	making and maintaining arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our product candidates;

•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other cancer therapies;

•	obtaining and maintaining third-party coverage and adequate reimbursement; and

•	maintaining a continued acceptable safety profile of our products following regulatory approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or be unable to successfully commercialize our product candidates, which would materially harm our business.

Our business is highly dependent on our lead product candidate, FPI-1434, as the lead investigational asset for our TAT platform and Fast-Clear linker technology, and we must complete preclinical studies and clinical testing before we can seek regulatory approval and begin commercialization of any of our other product candidates. If we are unable to obtain regulatory approval for, and successfully commercialize, FPI-1434, our business may be materially harmed and such failure may affect the viability of our other product candidates.

There is no guarantee that any of our product candidates will proceed in preclinical or clinical development or achieve regulatory approval. The process for obtaining marketing approval for any product candidate is very long and risky and there will be significant challenges for us to address in order to obtain marketing approval as planned or, if at all.

There is no guarantee that the results obtained in current and planned preclinical studies or our Phase 1 clinical trial of FPI-1434 or future clinical trials will be sufficient to obtain regulatory approval. In addition, because our lead product candidate is our most advanced product candidate, and because our other product candidate and future product candidates are based or will be based on our Fast-Clear technology, if our lead product candidate encounters safety or efficacy problems, developmental delays, regulatory issues, or other problems, our development plans and business related to our other current or future product candidates could be significantly harmed. A failure of our lead product candidate may affect the ability to obtain regulatory approval to continue or conduct clinical programs for our other or future product candidates. Further, competitors who are developing products with similar technology may experience problems with their products that could identify problems that would potentially harm our business.

Clinical development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

We cannot be certain that our preclinical study and clinical trial results will be sufficient to support regulatory approval of our product candidates. Clinical testing is expensive and can take many years to complete, and its outcomes are inherently uncertain. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Our clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. Despite promising preclinical or clinical results, any product candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for product candidates in our industry is high.

We may experience delays in obtaining the FDA’s authorization to initiate clinical trials. Additionally, we cannot be certain that preclinical studies or clinical trials for our product candidates will begin on time, not require redesign, enroll an adequate number of subjects on time, or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

•	the availability of financial resources to commence and complete the planned trials;

•	the FDA or similar foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

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delays in obtaining regulatory approval or authorization to commence a clinical trial, including delays or issues relating to our use of imaging analogues or any future companion diagnostics we may develop;

•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	obtaining institutional review board, or IRB, or ethics committee approval at each clinical trial site;

•	recruiting an adequate number of suitable patients to participate in a clinical trial;

•	having subjects complete a clinical trial or return for post-treatment follow-up;

•	clinical trial sites deviating from clinical trial protocol or dropping out of a clinical trial;

•	having third-party contractors fail to complete their obligations in a timely manner or failing to comply with applicable regulatory requirements;

•	addressing subject safety concerns that arise during the course of a clinical trial;

•	adding a sufficient number of clinical trial sites; or

•	obtaining sufficient product supply of our product candidates for use in preclinical studies or clinical trials from third-party suppliers.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are not as positive as we expect or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs. Accordingly, our clinical trial costs are likely to be significantly higher than those for more conventional therapeutic technologies or drug product candidates.

We could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety, efficacy, potency and purity profiles. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board for such clinical trial or by the FDA or similar foreign regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or similar regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidates, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. For example, in July 2018, prior to dosing patients with FPI-1434, the FDA notified us that the FPI-1434 intended for use in patients could possibly contain levels of particulates in excess of the amount permitted by United States Pharmacopeial Convention. Consequently, the FDA placed our IND for FPI-1434 on clinical hold. We subsequently revalidated our manufacturing process for FPI-1434, and the FDA lifted the clinical hold in September 2018. Additionally, in August 2018, FDA imposed an import alert on CPDC for manufacturing issues unrelated to any of our products or product candidates. This import alert resulted in the FDA placing our IND for FPI-1434 on clinical hold, which was lifted in January 2020.

If we experience delays in the completion, or termination, of any preclinical study or clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our preclinical studies or clinical trials may increase our costs, slow down the development of our product candidates and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. If one or more of our product candidates generally prove to be ineffective, unsafe or commercially unviable, our entire pipeline and Fast-Clear technology would have little, if any, value, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

The commercial success of our products and product candidates will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community.

Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting negative publicity, as well as any other adverse events in the field of radiopharmaceuticals that may occur in the future, could result in a decrease in demand for our products or any product candidates that we may develop. If public perception is influenced by claims that radiopharmaceuticals or specific therapies within radiopharmaceuticals are unsafe, our products or product candidates may not be accepted by the general public or the medical community.

In particular, the future commercial success of our products and product candidates, as applicable, depends and will depend upon, among other things, these products and product candidates gaining and maintaining acceptance by physicians, patients, third-party payors and other members of the medical community as efficacious and cost-effective alternatives to competing products and treatments. If any of our products or product candidates do not achieve and maintain an adequate level of acceptance, we may not generate material sales of that product or product candidate or be able to successfully commercialize it. The degree of market acceptance of our products and product candidates will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•	publicity concerning our products and product candidates or competing products and treatments;

•	availability, relative cost and relative efficacy of alternative and competing treatments;

•	the ability to offer our products for sale at competitive prices;

•	the relative convenience and ease of administration of our products and product candidates;

•	the willingness of the target patient population to try new products and product candidates and of physicians to prescribe these products and product candidates;

•	the strength of marketing and distribution support; and

•	the sufficiency of coverage or reimbursement by third parties.

If our products, if approved, do not become widely accepted by potential customers, physicians, patients, third-party payors and other members of the medical community, such a lack of acceptance could have a material adverse effect on our business, financial condition and results of operations.

We expect to develop FPI-1434, and potentially future product candidates, in combination with other therapies, which exposes us to additional risks.

We intend to develop FPI-1434, and may develop future product candidates, for use in combination with one or more currently approved cancer therapies. Even if any product candidate we develop was to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate FPI-1434 or any other future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell FPI-1434 or any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or similar foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with FPI-1434 or any product candidate we develop, we may be unable to obtain approval of or market FPI-1434 or any product candidate we develop.

We may be unable to obtain regulatory approval for our product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of our product candidates and adversely impact our potential to generate revenue, our business and our results of operations.

The research, testing, manufacturing, labeling, licensure, sale, marketing and distribution of biologic products are subject to extensive regulation by the FDA and similar regulatory authorities in the United States and other countries, and such regulations differ from country to country. We are not permitted to market our product candidates in the United States or in any foreign countries until they receive the requisite marketing approval from the applicable regulatory authorities of such jurisdictions.

The FDA and similar foreign regulatory authorities can delay, limit or deny marketing authorization of our product candidates for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authority that any of our product candidates are safe, potent and pure;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement with our trial protocols, trial designs or the interpretation of data from preclinical studies or clinical trial;

•	our inability to demonstrate that the clinical and other benefits of any of our product candidates outweigh any safety or other perceived risks;

•	the FDA’s or the applicable foreign regulatory agency’s requirement for additional preclinical studies or clinical trial;

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the results of clinical trials may not meet the level of statistical significance required by the FDA or similar foreign regulatory authorities for marketing approval, or that regulatory agencies may require us to include a larger number of patients than we anticipated;

•	the FDA’s or the applicable foreign regulatory agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers upon which we rely;

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the quality of our product candidates or other materials necessary to conduct preclinical studies or clinical trials of our product candidates, including any potential companion diagnostics, may be insufficient or inadequate;

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the potential for approval policies or regulations of the FDA or similar foreign regulatory authorities to significantly change in a manner rendering our clinical data insufficient for marketing approval; or

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the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain approval of our product candidates in the United States or elsewhere.

Any of these factors, many of which are beyond our control, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. Of the large number of biological products in development, only a small percentage successfully complete the FDA or similar regulatory approval processes and are commercialized. Even if we eventually complete clinical testing and receive marketing authorization from the FDA or similar foreign regulatory authorities for any of our product candidates, the FDA or similar foreign regulatory agency may grant approval contingent on the performance of costly additional clinical trials which may be required after approval. The FDA or similar foreign regulatory agency also may approve our product candidates for a more limited indication or a narrower patient population than we originally requested, and the FDA similar other foreign regulatory agency, may not approve our product candidates with the labeling that we believe is necessary or desirable for the successful commercialization of such product candidates.

In addition, even if the trials are successfully completed, preclinical and clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or similar foreign regulatory authorities will interpret the results as we do, and more clinical trials could be required before we submit our product candidates for approval. To the extent that the results of the clinical trials are not satisfactory to the FDA or similar foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our product candidates.

Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of our product candidates and would materially adversely impact our business and prospects.

Our preclinical studies and clinical trial may fail to adequately demonstrate the safety, potency and purity of any of our product candidates, which would prevent or delay development, regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of our product candidates, including our lead product candidate, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Preclinical studies and clinical trials are expensive and can take many years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because our product candidates are in an early stage of development, there is a high risk of failure and we may never succeed in developing marketable products.

Any preclinical studies or clinical trials that we may conduct may not demonstrate the safety, potency and purity necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

In addition, for our Phase 1 clinical trial of FPI-1434 and any future clinical trials that may be completed for FPI-1434 or other product candidates, we cannot guarantee that the FDA will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA to support a marketing application, approval of our product candidates may be significantly delayed or prevented entirely, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

The results of preclinical studies and early-stage clinical trials may not be predictive of future results. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later-stage trials.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs and biologics proceeding through clinical trials.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies or clinical trials nonetheless failed to obtain FDA approval or approval from foreign regulatory authorities.

Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, “top-line” or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a full analysis of all data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. For example, our ongoing trial of FPI-1434 is an open-label trial and we may decide to disclose interim, “top-line,” or preliminary safety data at certain points in its development. Such data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Interim, “top-line” or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, “top-line,” and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim, “top-line” or preliminary data and final data could significantly harm our reputation and business prospects.

In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is distilled from a large body of raw data and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosures, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product candidate or our business. If the interim, “top-line,” or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, prospects, financial condition and results of operations may be harmed.

Our company has never commercialized a product candidate and may experience delays or unexpected difficulties in obtaining regulatory approval for our current and future product candidates.

Our company has never obtained regulatory approval for, or commercialized, a drug. It is possible that the FDA may refuse to accept any or all of our planned BLAs for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval for any product candidates. If the FDA does not approve any of our planned BLAs, it may require that we conduct additional costly clinical trials, preclinical studies or manufacturing validation studies before it will reconsider our applications. Depending on the extent of these or any other FDA- required studies, approval of any BLA or other application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any failure or delay in obtaining regulatory approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve any BLA or other application that we submit. If any of these outcomes occur, we may be forced to abandon the development of our product candidates, which would materially adversely affect our business and could potentially cause us to cease operations. We face similar risks for our applications in foreign jurisdictions.

Since the number of patients that we plan to enroll in our Phase 1 clinical trial of FPI-1434 is small, the results from such clinical trial, once completed, may be less reliable than results achieved in larger clinical trials, which may hinder our efforts to obtain regulatory approval for our product candidates.

In our Phase 1 clinical trial of FPI-1434, we are evaluating the safety and tolerability of FPI-1434 in patients with advanced refractory solid tumors to determine the maximum tolerated dose of FPI-1434. We plan to enroll up to 30 patients across five cohorts with an advanced solid tumor that is refractory to all standard treatment. To date, we have screened and administered a single injection of FPI-1434 to 12 patients. The preliminary results of clinical trials with smaller sample sizes, such as our Phase 1 clinical trial of FPI-1434, can be disproportionately influenced by various biases associated with the conduct of small clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, which limits the ability to generalize the results across a broader community, thus making the clinical trial results less reliable than clinical trials with a larger number of patients. In addition, our tumor agnostic clinical trial design, together with the small sample size, may not allow us to enroll a sufficient number of patients with tumor types most likely to respond to our treatment. As a result, there may be less certainty that such product candidates would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of FPI-1434 with a larger sample size, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial Phase 1 clinical trial.

Our product candidates may cause adverse events, undesirable side effects or have other properties that could halt their preclinical or clinical development, prevent, delay, or cause the withdrawal of their regulatory approval, limit their commercial potential, or result in significant negative consequences, including death of patients. If any of our product candidates receive marketing approval and we, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, our ability, or that of any potential future collaborators, to market the drug could be compromised.

As with most biological drug products, use of our product candidates could be associated with undesirable side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials.

Treatment-related undesirable side effects or adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or could result in potential product liability claims. In addition, these side effects may not be appropriately or timely recognized or managed by the treating medical staff, particularly outside of the research institutions that collaborate with us. We expect to have to educate and train medical personnel using our product candidates to understand their side effect profiles, both for our Phase 1 clinical trial and any future clinical trials and upon any commercialization of any product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in adverse events to patients, including death. Any of these occurrences may materially and adversely harm our business, financial condition, results of operations and prospects.

Clinical trials of our product candidates must be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any potential future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of our product candidates receives marketing approval and we, or others, discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product, seize the product, or seek an injunction against its manufacture or distribution;

•	we, or any future collaborators, may be required to recall the product, change the way such product is administered to patients or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication, or impose distribution or use restrictions;

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we, or any future collaborators, may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	we, or any future collaborators, may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	we, or any future collaborators, could be sued and held liable for harm caused to patients;

•	the drug may become less competitive; and

•	our reputation may suffer.

Any of the foregoing could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations, and prospects, and could adversely impact our financial condition, results of operations or the market price of our common shares.

COVID-19 may materially and adversely affect our business and financial results.

Our business could be adversely affected by health epidemics in regions where we have clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 coronavirus has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and the U.S. government imposed travel restrictions on travel between the United States, Europe and certain other countries. Further, the President of the United States declared the COVID-19 pandemic a national emergency, invoking powers under the Stafford Act, the legislation that directs federal emergency disaster response. We have a principal executive office and laboratory space in Hamilton, Ontario and offices in Boston, Massachusetts, both of which are now operating under exemptions to mandatory shelter-in-place orders. On March 23, 2020, the Governor of Massachusetts ordered all individuals living in the Commonwealth of Massachusetts to stay at their place of residence for an indefinite period of time (subject to certain exceptions to facilitate authorized necessary activities) to mitigate the impact of the COVID-19 pandemic. The executive order exempts certain individuals needed to maintain continuity of operations of critical infrastructure sectors as determined by the federal government, and the Governor has clarified to the Massachusetts Biotechnology Council that all biopharmaceutical research and development is essential and exempt. On May 18, 2020, the Governor announced the phased reopening of businesses and other organizations in Massachusetts. Similarly, on March 23, 2020, the government of Ontario announced the mandatory closure of all non-essential workplaces for an initial 14-day period, effective March 24, 2020. The 14-day period has since been extended so that the closure is effective until June 30, 2020 and it may be further extended. However, businesses and organizations that maintain research facilities and engage in research, including medical research and other research and development activities, are considered essential businesses and are not required to close.

In response to these public health directives and orders and to help minimize the risk of the virus to our employees, we have taken precautionary measures, including implementing work-from-home policies for certain employees. The effects of the executive order and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines (including our clinical development timeline for FPI-1434) and any future clinical trials, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, financial condition and results of operations, including our ability to obtain financing.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain.

In addition, our clinical trial of FPI-1434 and any future clinical trials have been and may be further affected by the COVID-19 pandemic, including:

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delays or difficulties in enrolling patients in the clinical trial, including patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state or provincial governments, employers and others; and

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limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

For our clinical trials that we may conduct at sites outside the United States, particularly in countries that are experiencing heightened impact from the COVID-19 coronavirus, in addition to the risks listed above, we have also experienced, and may also in the future experience, the following adverse impacts:

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our clinical trials;

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changes in local regulations as part of a response to the COVID-19 coronavirus outbreak, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	the refusal of the FDA to accept data from clinical trials in these affected geographies.

While we have substantially completed enrollment and dosing in the third cohort of our ongoing Phase 1 clinical trial of FPI-1434 and expect to be able to complete enrollment, we may not be able to enroll additional patient cohorts on our planned timeline due to disruptions at our clinical trial sites. At this time, we are currently unable to predict when we will be able to fully resume clinical activities for FPI-1434 or any other preclinical and clinical programs. The global outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

The market opportunities for our product candidates may be smaller than we anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Our current and future target patient populations are based on our beliefs and estimates regarding the incidence or prevalence of certain types of cancers that may be addressable by our product candidates, which is derived from a variety of sources, including scientific literature and surveys of clinics. Our projections may prove to be incorrect and the number of potential patients may turn out to be lower than expected. Even if we obtain significant market share for our product candidates, because the potential target populations could be small, we may never achieve profitability without obtaining regulatory approval for additional indications, including use of our product candidates for front-line and second-line therapy.

We expect to initially seek approval of some of our product candidates as second- or third-line therapies for patients who have failed other approved treatments. Subsequently, for those product candidates that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second-line therapy and potentially as a front-line therapy, but there is no guarantee that our product candidates, even if approved for third-line therapy, would be approved for second-line or front-line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval for second-line or front-line therapy.

We may encounter difficulties enrolling patients in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the patient eligibility criteria defined in the protocol;

•	the size of the trial population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies or other new therapeutics not involving our product candidates and or related technologies;

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clinicians’ and patients’ perceptions as to the potential advantages and side effects of alpha therapies of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. We may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to only use conventional therapies, such as chemotherapy and external beam radiation, rather than enroll patients in any future clinical trial.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved for commercial sale, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our products, if licensed. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas for which we are able to obtain regulatory approval.

We may expend our resources to pursue a particular product candidate and forgo the opportunity to capitalize on product candidates or indications that may ultimately be more profitable or for which there is a greater likelihood of success.

We have limited financial and personnel resources and are placing significant focus on the development of our lead product candidate, and as such, we may forgo or delay pursuit of opportunities with other future product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and other future product candidates for specific indications may not yield any commercially viable future product candidates. If we do not accurately evaluate the commercial potential or target market for a particular future product candidate, we may relinquish valuable rights to those future product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future product candidates.

We currently conduct and may in the future conduct clinical trials for our product candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.

We are currently conducting clinical trials in Canada and may in the future choose to conduct additional clinical trials outside the United States, including in Australia, Europe or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Risks Related to Our Reliance on Third Parties

Our product candidates are biologics and the manufacture of our product candidates is complex. We rely, and will continue to rely, on third parties to manufacture our lead product candidate for our ongoing clinical trial and our preclinical studies as well as any preclinical studies or clinical trials of our future product candidates that we may conduct. We also expect to rely on third parties for the commercial manufacturing process of our product candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product supplies or product candidates, or fail to do so at acceptable quality levels or prices.

Our product candidates are biologics and the process of manufacturing them is complex, highly regulated and subject to multiple risks. As a result of these complexities, the cost to manufacture biologics is generally higher than traditional small molecule chemical compounds, and the manufacturing process for biologics is less reliable and is more difficult to reproduce. In addition, manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability failures or other issues relating to the manufacture of our product candidates will not occur in the future. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

We do not currently own any facility that may be used as a clinical-scale manufacturing and processing facility and we intend to rely on outside vendors to manufacture supplies and process our product candidates for preclinical studies and clinical trials under the guidance of our management team. Our manufacturing process may be more difficult or expensive than the approaches currently in use. We may make changes as we work to optimize the manufacturing process, and we cannot be sure that even minor changes in the process will not result in significantly different products that may not be as safe and effective as any product candidates deployed by our third-party research institution collaborators.

We are substantially dependent on third-party entities for supply our raw material and manufacturing. To date, we have obtained the actinium for our Phase 1 clinical trial of FPI-1434 from the U.S. Department of Energy, or DoE. The raw material for our TATs is shipped to the CPDC, which manufactures the product candidate. We have also engaged Cardinal Health 414, LLC, or Cardinal Health, a second manufacturer, although our IND with the FDA does not yet identify Cardinal Health as one of our manufacturers of our product candidates and, consequently, Cardinal Health does not yet manufacture our product for us.

We expect to rely on third-party manufacturers or third-party collaborators for the manufacture of our product candidates and for commercial supply of any of our product candidates for which we or any of our potential future collaborators obtain marketing approval. We may be unable to maintain agreements with our existing third-party manufacturers, or to establish additional agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the number of potential manufacturers is limited and any new manufacturers are subject to the FDA’s review and approval of a supplemental BLA. This approval would require new testing and may require pre-approval inspections of the new manufacturer by the FDA. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products;

•	our current third-party manufacturer of our TATs is located in Canada and we may encounter issues with importing our product candidates back in to the United States;

•	our third-party manufacturers might be unable to timely manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any;

•	our third-party manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

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our third-party manufacturers may not perform as agreed, according to our schedule or specifications, or at all, may not devote sufficient resources to our product candidates, may give greater priority to the supply of other products over our product candidates, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products;

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our third-party manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMPs and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these and/or any other applicable regulations and standards;

•	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our products;

•	our third-party manufacturers could breach, terminate or not renew their agreement with us at a time that is costly or inconvenient for us;

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clinical and, if approved, commercial supplies for the raw materials and components used to manufacture and process our product candidates, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how;

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the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	our third-party manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Our third-party manufacturers and clinical reagent suppliers may be subject to damage or interruption from, among other things, fire, natural or man-made disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events.

Each of these risks could delay or prevent the completion of our ongoing and future clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. For example, in August 2018, the FDA imposed an import alert on CPDC for manufacturing issues unrelated to any of our product candidates. This import alert resulted in the FDA placing our IND for FPI-1434 on clinical hold. This clinical hold was lifted in January 2020. Any shortages in the supply of such raw materials used in the manufacture of our product candidates could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we may rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied.

The facilities used by our contract manufacturers to manufacture our product candidates may be subject to inspections that will be conducted after we submit our BLA to the FDA. We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations. Any product candidates that we may develop may compete with product candidates of other companies for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. In order to advance our current or future products through further stages of clinical development, we will need to produce the Fast-Clear linker and bifunctional chelate in compliance with cGMP regulations, or find a third-party manufacturer that is capable of doing so. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our drugs and harm our business and results of operations.

Our contract manufacturers’ failure to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

We may be unable to obtain a sufficient supply of radioisotopes to support clinical development or at commercial scale.

Indium-111, or 111In, is a key component of our FPI-1547 imaging analogue. We source medical grade 111In from a single source. Currently, we believe there is sufficient supply of 111In to advance our ongoing FPI-1434 Phase 1 clinical trial, support additional trials we may undertake utilizing 111In and for commercialization of FPI-1434. We continually evaluate 111In manufacturers and suppliers and intend to have redundant suppliers prior to the commercial launch of FPI-1434, if approved. While we consider 111In to be readily available, there can be no guarantee that we will be able to secure another 111In supplier or obtain on terms that are acceptable to us.

225Ac is a key component of our FPI-1434 product candidate and other product candidates that we might consider for development with the 225Ac payload. Although we believe there are adequate quantities of 225Ac available today to meet our current needs via our present supplier, the DoE, we may encounter supply shortages which could affect our business operations and results of operations. Our contract for supply of this isotope from the DoE must be renewed upon the end of its term, and the current contract extends through January 2022. There can be no assurance that the DoE will renew the contract or that change its policies that allow for the sale of isotope to us. Failure to acquire sufficient quantities of medical grade 225Ac would make it impossible to effectively complete clinical trials and to commercialize any 225Ac-based product candidates that we may develop and would materially harm our business.

Our ability to conduct clinical trials to advance our product candidates is dependent on our ability to obtain the radioisotopes 111In, 225Ac and other isotopes we may choose to utilize in the future. Currently, we are dependent on third- party manufacturers and suppliers for our isotopes. These suppliers may not perform their contracted services or may breach or terminate their agreements with us. Our suppliers are subject to regulations and standards that are overseen by regulatory and government agencies and we have no control over our suppliers’ compliance to these standards. Failure to comply with regulations and standards may result in their inability to supply isotope could result in delays in our clinical trials, which could have a negative impact on our business. We have developed intellectual property, know-how and trade secrets related to the manufacturing process of 225Ac. Our inability to build out and establish our own manufacturing facilities would require us to continue to rely on third-party suppliers as we currently do.

We rely on third parties to conduct our Phase 1 clinical trial of FPI-1434 and plan to rely on third parties to conduct future clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We depend and will continue to depend on independent investigators and collaborators, such as medical institutions, CROs, contract manufacturing organizations, or CMOs, and strategic partners to conduct our preclinical studies and clinical trials, including our current Phase 1 clinical trial in FPI-1434. We expect to have to negotiate budgets and contracts with CROs, trial sites and CMOs which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with good clinical practices, or GCPs, which are regulations and guidelines enforced by the FDA and similar foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or similar foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with biologic product produced under cGMP regulations, and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing, clinical and preclinical product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus and may ultimately be unsuccessful. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

We may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency and purity and obtain marketing approval.

Further, collaborations involving our product candidates are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization of our product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business, prospects, financial condition and results of operations.

If we or third parties, such as CROs or CMOs, use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities may involve the controlled use of potentially hazardous substances, including chemical and biological materials, by us or third parties, such as CROs and CMOs. The use of 111In and 225Ac-labeled antibody treatments involves the inherent risk of exposure from gamma ray emissions, which can alter or harm healthy cells in the body. We and such third parties are subject to federal, state, provincial and local laws and regulations in the United States, Canada and other foreign jurisdictions governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although we believe that our and such third-parties’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state, provincial or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition, or results of operations. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use; however, future claims may exceed the amount of our coverage. Also, we do not have insurance coverage for pollution cleanup and removal. Currently the costs of complying with such federal, state, provincial, local and foreign environmental regulations are not significant, and consist primarily of waste disposal expenses. However, they could become expensive, and current or future environmental laws or regulations may impair our research, development, production and commercialization efforts.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

We have not previously submitted a BLA to the FDA or similar marketing applications to similar foreign regulatory authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety, purity and potency for each desired indication. The BLA must also include significant information regarding the manufacturing controls for the product. We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, we believe any future BLAs will be reviewed primarily by the FDA’s Center for Drug Evaluation and Research, or CDER, but that CDER will seek consultation or review by the FDA’s Center for Biologics Evaluation and Research and Center for Devices and Radiological Health. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and regulatory approval may not be obtained.

Securing regulatory approval also requires the submission of information about the biologic manufacturing process and inspection of manufacturing facilities by the relevant regulatory authority. The FDA or similar foreign regulatory authorities may fail to approve our manufacturing processes or facilities, whether run by us or our CMOs. In addition, if we make manufacturing changes to our product candidates in the future, we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.

We may seek orphan drug designation for product candidates we develop, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

As part of our business strategy, we may seek orphan drug designation for any product candidates we develop, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs and biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, which is defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission grants orphan drug designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an orphan drug designation application. Orphan drug designation is intended to promote the development of drugs and biologics that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs and biologics intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug or biologic in Europe would be sufficient to justify the necessary investment in developing the drug or biologic. In Europe, orphan drug designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Generally, if a drug or biologic with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug or biologic is entitled to a period of marketing exclusivity, which precludes the European Medicines Agency, or EMA, or the FDA from approving another marketing application for the same drug and for the same indication during the period of exclusivity, except in limited circumstances. The applicable period is seven years in the United States and 10 years in Europe. The European exclusivity period can be reduced to six years if a drug or biologic no longer meets the criteria for orphan drug designation or if the drug or biologic is sufficiently profitable such that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug or biologic is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug or biologic to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process. While we may seek orphan drug designation for applicable indications for our current and any future product candidates, we may never receive such designations. Even if we do receive such designation, there is no guarantee that we will enjoy the benefits of that designation.

A breakthrough therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek breakthrough therapy designation for some or all of our future product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug, or biologic, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, sponsors may obtain more frequent interaction with and communication with the FDA to help to identify the most efficient path for clinical development. Biologics designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification. As such, even though we intend to seek breakthrough therapy designation for FPI-1434 and some or all of our future product candidates for the treatment of advanced solid tumors, there can be no assurance that we will receive breakthrough therapy designation or that even if we do receive it, that such designation will have a material impact on our development program.

A fast track designation by the FDA, even if granted for FPI-1434 or any other future product candidates, may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation for a particular indication. We may seek fast track designation for certain of our current or future product candidates, but there is no assurance that the FDA will grant this status to any of our proposed product candidates. If granted, fast track designation makes a product eligible for more frequent interactions with FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Marketing applications of products candidates with fast track designation may qualify for priority review under the policies and procedures offered by the FDA, but the fast track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant fast track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a fast track designation does not provide any assurance of ultimate FDA approval. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any fast track designation at any time.

Accelerated approval by the FDA, even if granted for FPI-1434 or any other future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek accelerated approval of FPI-1434 and for future product candidates. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate FDA approval.

If we are unable to successfully develop, validate and obtain regulatory approval for companion diagnostic tests for our product candidates that require or would commercially benefit from such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these product candidates.

In connection with the clinical development of our product candidates for certain indications, we may work with collaborators to develop or obtain access to in vitro or in vivo companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our product candidates. Such companion diagnostics would be used during our clinical trials as well as in connection with the commercialization of our product candidates. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and similar foreign regulatory authorities regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any diagnostics we may develop, which we expect will require separate regulatory clearance or approval prior to commercialization.

We may rely on third parties for the design, development and manufacture of companion diagnostic tests for our therapeutic product candidates that may require such tests. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues, such as selectivity/specificity, analytical validation, reproducibility or clinical validation of companion diagnostics, during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these therapeutic product candidates, or experience delays in doing so, the development of these therapeutic product candidates may be adversely affected, these therapeutic product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our therapeutic candidates.

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway sooner than anticipated.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty, and any processes adopted by the FDA to implement the BPCIA could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, similar foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval and licensure procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining similar foreign regulatory approvals and compliance with similar foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Following potential approval of any of our current or future product candidates, the FDA or similar foreign regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly and time-consuming post-approval studies, post-market surveillance or clinical trials to monitor the safety and efficacy of the product. The FDA may also require a risk evaluation and mitigation strategy in order to license our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or similar foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	imposition of a REMS which may include distribution or use restrictions;

•	requirements to conduct additional post-market clinical trials to assess the safety of the product;

•	fines, warning or untitled letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and similar regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the

FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products and services from being developed, approved or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes and other events that may otherwise affect FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new biologics to be reviewed and/or approved or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the global pandemic of COVID-19, on March 10, 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process regulatory submissions, which could have a material adverse effect on our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

We are subject to applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute and the U.S. federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute our products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry (e.g., healthcare providers, physicians and third-party payors), are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. We also may be subject to patient information and privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

•	The Anti-Kickback Statute, which prohibits the knowing and willful offer, receipt or payment of remuneration in exchange for, or to induce or reward, the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal healthcare programs. Remuneration has been broadly defined to include anything of value, including but not limited to cash, improper discounts and free or reduced-price items and services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, U.S. courts have found that if “one purpose” of remuneration is to induce referrals, the U.S. federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. A claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Many states have similar laws that apply to their state healthcare programs as well as private payors. Violations of anti-kickback and other applicable laws can result in exclusion from federal healthcare programs and substantial civil and criminal penalties.

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The U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. Some U.S. state law equivalents of the above federal laws, such as the Anti-Kickback Statute and FCA, apply to items or services regardless of whether the good or service was reimbursed by a government program, so called all-payor laws. These all-payor laws could apply to our sales and marketing activities even if the Anti-Kickback Statute and FCA laws are inapplicable.

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the U.S. federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information also implicate our business. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The federal Physician Payment Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulatory guidance. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies, healthcare providers and other third parties, including charitable foundations, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA or an all-payor law, then we could be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non- compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs.

Similar state, local, and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services. Such laws are generally broad and are enforced by various state agencies. Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant federal government compliance guidance, and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

State and federal authorities have aggressively targeted pharmaceutical companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements with pharmacies and other healthcare providers that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines, have been ordered to implement extensive corrective action plans, and have in many cases become subject to consent decrees severely restricting the manner in which they conduct their business, among other consequences. Additionally, federal and state regulators have brought criminal actions against individual employees responsible for alleged violations. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Even if we receive marketing approval, coverage and adequate reimbursement may not be available for FPI-1434, which could make it difficult for us to sell the product profitably.

Market acceptance and sales of FPI-1434, if approved, will depend in part on the extent to which reimbursement for these product and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Obtaining coverage and adequate reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor.

Patients who are prescribed products for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. Third-party payors decide which therapies they will pay for and establish reimbursement levels. While no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for FPI-1434 will be made on a payor-by-payor basis. Therefore, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved.

Factors that payors consider when determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs and biological products, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. In addition, because FPI-1434 requires the product to be physician-administered, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may only be reimbursed for providing the treatment or procedure in which our product is used.

There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA.

Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting pharmaceutical prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely.

Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize FPI-1434.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in Canada, the United States and other jurisdictions to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Legislative or regulatory healthcare reforms in the United States and other countries may make it more difficult and costly for us to obtain regulatory clearance or approval of FPI-1434 and to produce, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress or other countries that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, regulations and guidance are often revised or reinterpreted by the FDA and similar regulatory authorities in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of FPI-1434. Such changes could, among other things, require:

•	changes to manufacturing or marketing methods;

•	changes to product labeling or promotional materials;

•	recall, replacement, or discontinuance of one or more of our products; and

•	additional recordkeeping.

In the United States, there have been and continue to be a number of legislative initiatives and judicial challenges to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs and creates a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point of sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D and closed the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”.

Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what effect further changes to the ACA would have on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018 will remain in effect through 2029 unless additional U.S. Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid and to eliminate cost sharing for generic drugs for low income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Further, on May 30, 2018, the Right to Try Act, was signed into law into the U.S. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug, which could have an adverse effect on customers for our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, vendors and other agents may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, vendors and other agents may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates applicable regulations, including those laws requiring the reporting of true, complete and accurate information to regulatory agencies, manufacturing standards and U.S. federal and state healthcare laws and regulations. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. We could face liability under the U.S. federal Anti-Kickback Statute and similar U.S. state laws. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, referrals, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in significant regulatory sanctions and serious harm to our reputation. Further, should violations include promotion of unapproved (off-label) uses one or more of our products, we could face significant regulatory sanctions for unlawful promotion, as well as substantial penalties under the FCA, and similar state laws. Similar concerns could exist in jurisdictions outside of the United States as well. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. The precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Risks Related to Our Intellectual Property

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how and proprietary technology, both our own and licensed from others. In December 2016, we entered into the ImmunoGen License Agreement with ImmunoGen, Inc., or ImmunoGen, pursuant to which we acquired a worldwide, exclusive, sublicensable royalty-bearing license to use, develop, manufacture and commercialize, and otherwise exploit any radiopharmaceutical conjugate that includes or incorporates ImmunoGen’s monoclonal antibody to IGF-1R and the related amino acid sequence, and any antibody derived therefrom, including the naked antibody we utilize in FPI-1434 for the treatment, prevention, diagnosis, control and maintenance of all diseases and disorders. In February 2017, we entered into the CPDC License Agreement with CPDC, pursuant to which we acquired a worldwide, exclusive license to (i) all of CPDC’s patents and patent applications throughout the world covering or relating to the technology owned or licensable by CPDC relating to its IGF-1R program and the associated novel linker technology and (ii) all of CPDC’s technical information related to such technology, including the right to sublicense any or all such rights to such technology. In March 2020, we entered into an asset purchase agreement with Rainier Therapeutics, Inc. (f/k/a BioClin Therapeutics, Inc.), or Rainier, pursuant to which we acquired Rainier’s assets related to antibodies targeting fibroblast growth factor receptor 3, and assumed a license to certain related intellectual property from Genentech, Inc., or Genentech.

These agreements impose numerous obligations, such as diligence and payment obligations. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. These licenses do and future licenses may include provisions that impose obligations and restrictions on us. This could delay or otherwise negatively impact a transaction that we may wish to enter into.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including disputes concerning:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment and development that are important to our business. If we do not adequately protect our intellectual property rights, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business; we may in the future also license or purchase patent applications filed by others. If we are unable to secure or maintain patent protection with respect to our Fast-Clear linker technology and any proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

If the scope of the patent protection we or our potential licensors obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our current and future product candidates or otherwise provide any competitive advantage. In addition, to the extent that we license intellectual property in the future, we cannot assure you that those licenses will remain in force. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed (21 years if first filed as a provisional application). Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Even if they are unchallenged, our patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to one or more of our product candidates but that uses a formulation and/or a device that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business. We currently own or have exclusively in-licensed all of our patents or patent applications. Similar risks would apply to any patents or patent applications that we may own and those which we may license in the future. In many cases, in-licensed intellectual property is at greater risk, as we may not have access to all information or to prosecution and other aspects of the acquisition, maintenance and enforcement of the in-licensed intellectual property.

Patent positions of life sciences companies can be uncertain and involve complex factual and legal questions. No consistent policy governing the scope of claims allowable in the fields of antibodies and radiopharmaceuticals has emerged in the United States. The scope of patent protection in jurisdictions outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in any jurisdiction that we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patents and any that we may license.

The patent prosecution process is complex, expensive, time-consuming and inconsistent across jurisdictions. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is possible that we will fail to identify important patentable aspects of our research and development efforts in time to obtain appropriate or any patent protection. While we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development efforts, including for example, our employees, corporate collaborators, external academic scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby endangering our ability to seek patent protection. In addition, publications of discoveries in the scientific and scholarly literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not until issuance as a patent. Consequently, we cannot be certain that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.

The issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Further, the scope of the invention claimed in a patent application can be significantly reduced before the patent is issued, and this scope can be reinterpreted after issuance. Even where patent applications we currently own or that we may license in the future issue as patents, they may not issue in a form that will provide us with adequate protection to prevent competitors or other third parties from competing with us, or otherwise provide us with a competitive advantage. Any patents that eventually issue may be challenged, narrowed or invalidated by third parties. Consequently, we do not know whether any of our product candidates will be protectable or remain protected by valid and enforceable patent rights. Our competitors or other third parties may be able to evade our patent rights by developing new antibodies, biosimilar antibodies, or alternative technologies or products in a non-infringing manner.

The issuance or grant of a patent is not irrefutable as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. We may in the future, become subject to a third-party pre-issuance submission of prior art or opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceeding and other similar proceedings challenging our patent rights or the patent rights of others in the U.S. Patent and Trademark Office, or the USPTO, or other foreign patent office. An unfavorable determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or extinguish our ability to manufacture or commercialize products without infringing third-party patent rights.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or our licensors may need the cooperation of any such co-owners of our owned and in-licensed patents in order to enforce such patents against third parties, and such cooperation may not be provided to us or our licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we fail to comply with our obligations under our patent licenses with third parties, we could lose license rights that are important to our business.

We are a party to license agreements with ImmunoGen, Genentech and others, pursuant to which we in-license key patent and patent applications for use in one or more of our product candidates. These existing licenses impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensors may have the right to terminate the licenses, in which event we would not be able to develop or market the products covered by such licensed intellectual property.

We rely on certain of our licensors to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them and may continue to do so in the future. We have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that any licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

Our proprietary position depends upon patents that are manufacturing, formulation or method-of-use patents, which may not prevent a competitor or other third party from using the same product candidate for another use.

Composition-of-matter patents on the active pharmaceutical ingredient, or API, in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because such patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. We currently have claims in an in-licensed issued U.S. patent that cover the antibody composition of matter incorporated in some of our product candidates. We own one issued U.S. patent with claims that cover the FPI-1434 product candidate. We are pursuing claims in our pending owned and in-licensed patent applications that cover additional compositions of matter, including our product candidates. We cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition of matter of our current or future product candidates.

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, confidentiality agreements, trade secret protection and license agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. We, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.

It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our partners, collaborators, licensees or licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensees or licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Currently, our patents and patent applications are directed to our monoclonal antibodies that target the IGF-1 receptor, the radioimmunoconjugates, including the antibodies thereof and accompanying composition of matter, and treatment technologies. We seek or plan to seek patent protection for our radioimmunoconjugates, methods of treating cancers using our product candidates, including combination therapies, proprietary linkers used in our products candidates and antibodies that are used in our product candidates by filing and prosecuting patent applications in the United States and other countries as appropriate. As of April 3, 2020, our patent estate that we own and in-licensed includes over four issued U.S. patents, over 10 pending U.S. patent applications, over 20 issued foreign patents, over 65 pending foreign patent applications and three pending international Patent Cooperation Treaty, or PCT, applications. The claims of these patent applications are directed toward various aspects of our product candidates and research programs, including compositions of matter, methods of use, and processes. These patent applications or their subsequently filed U.S. and foreign national counterpart, if issued, are calculated to expire on various dates from February 2037 through January 2041, in each case without taking into account any possible patent term adjustments or extensions.

We anticipate additional patent applications will be filed both in the United States and in other countries, as appropriate. However, we cannot predict:

•	if additional patent applications covering new technologies related to our product candidates will be filed;

•	if and when patents will issue;

•	the degree and range of protection any issued patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	whether any of our intellectual property will provide any competitive advantage;

•	whether any of our patents that may be issued may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate or defend litigation or administrative proceedings which may be costly regardless of whether we win or lose.

Additionally, we cannot be certain that the claims in our pending patent applications covering composition of matter of our product candidates will be considered patentable by the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered patentable by courts in the United States or foreign countries.

Method of use patents protect the use of a product for the specified method. These types of patents do not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may, but not necessarily, contribute to a finding of infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates.

Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates if we file such applications in the future. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims. We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. Various post grant review proceedings, such as inter partes review and post grant review, are available for any interested third party to challenge the validity of claims in our issued patents. While these post grant review proceedings have been used less frequently to invalidate biotech patents, there has been a higher number of successful challenges in other technology areas. Post grant review is a relatively new procedure in the U.S. and some other jurisdictions. These procedures and even long-standing procedures in foreign jurisdictions in any jurisdiction where they exist might affect future results. No assurance can be given that, if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, that a competitor’s technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may obtain issued claims, including in patents we consider to be unrelated to our products or activities, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our patents or other intellectual property rights, or will design around the claims of patents that we have had issued that cover our products.

Recent or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In March 2013, under the Leahy-Smith America Invents Act, or America Invents Act, or AIA, the United States moved from a “first to invent” to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first applicant to file a patent application generally will be entitled to a patent on the invention regardless of whether another applicant made the invention earlier. The AIA includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine what is relevant prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO developed new regulations and procedures in connection with the AIA and many of the substantive changes to patent law, including the “first-to-file” provisions, first became effective in March 2013. These regulations and procedures remain subject to change. In addition, the courts have yet to address many of the provisions of the AIA and the applicability of the AIA and resulting regulations. The impact of the AIA on the scope, validity or enforceability of on specific patents discussed herein have not been determined and would need to be reviewed. The AIA implementation may increase uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we seek to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by our patents. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed to us or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws within the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. For example, significant elements of our products, including confidential aspects of sample preparation, methods of manufacturing, cell culturing conditions, computational-biological algorithms, and related processes and software, are based on unpatented trade secrets. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology.

We may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets. Despite these undertakings, we may not be able to effectively protect our trade secrets.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving the infringement of patents and other intellectual property rights in the biotechnology and pharmaceutical industries. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights and who allege that our product candidates, uses and/or other proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk that our product candidates may give rise to claims of infringement of the patent rights of others increases. Moreover, it is not always clear to industry participants, including us, which patents exist which may be found to cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications currently pending in our fields, there may be a risk that third parties may allege they have patent rights which are infringed by our product candidates, technologies or methods.

If a third party alleges that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

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infringement and other intellectual property misappropriation which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

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substantial damages for infringement or misappropriation, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third-party’s rights, and, if the court finds we have willfully infringed intellectual property rights, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•

an injunction prohibiting us from manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party agrees to license its patent rights to us;

•

even if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights protecting our products; and

•

we may be forced to try to redesign our product candidates or processes so they do not infringe third-party intellectual property rights, an undertaking which may not be possible or which may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting preclinical and clinical trials and other development activities in the United States is not considered an act of infringement. If FPI-1434 or another product candidate is approved by the FDA, a third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. While we may believe that patent claims or other intellectual property rights of a third party would not have a materially adverse effect on the commercialization of our product candidates, we may be incorrect in this belief, or we may not be able to prove it in litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Patent applications can take many years to issue. There may be currently pending patent applications which may later result in issued patents that may be infringed by our product candidates. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents, held now or obtained in the future by a third party, were found by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product or methods use of the product, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover any aspect of our formulations, any combination therapies or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently we have rights to certain patents and applications through licenses from third parties and own a patent and patent applications related to FPI-1434 and our other product candidates. Because additional product candidates or therapies, including combination therapies, with FPI-1434, may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights.

Our product candidates may also require specific formulations to work effectively and efficiently and rights to the formulations may be held by others. Similarly, efficient production or delivery of our product candidates may also require specific compositions or methods, and the rights to these may be owned by third parties. We may be unable to acquire or in-license compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary or important to our business operations. If we fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, it would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and/or may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if it is possible and we were able to develop such alternatives. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies that we have licensed. In that event, we may be required to expend significant time and resources to develop or license replacement technologies. Moreover, the specific antibodies that will be used with our product candidates may be covered by the intellectual property rights of others.

Additionally, we have and may continue to collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to take legal action to enforce our patents or our licensors’ patents against such infringing activity. Such enforcement proceedings against infringers can be expensive and time-consuming.

In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the compositions or activities in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense against these assertions, non-infringement, invalidity or unenforceability regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Post-grant proceedings provoked by third parties or brought by the USPTO may be brought to determine the validity or priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or post-grant proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as those within the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Some of our pending patent applications may be allowed in the future. We cannot be certain that an allowed patent application will become an issued patent. There may be events that cause withdrawal of the allowance of a patent application. For example, after a patent application has been allowed, but prior to being issued, material that could be relevant to patentability may be identified. In such circumstances, the applicant may pull the application from allowance in order for the USPTO to review the application in view of the new material. We cannot be certain that the USPTO will issue the application in view of the new material. Further, periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign countries may require the payment of maintenance fees or patent annuities during the lifetime of a patent application and/or any subsequent patent that issues from the application. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application. Such noncompliance can result in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Such an event could have a material adverse effect on our business.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.

Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has passed wide-ranging patent reform legislation under the AIA. Moreover, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how future decisions by the courts, Congress or the USPTO may impact the value of our patents. Similarly, any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on our business and financial condition. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on our ability to obtain and effectively enforce our patent rights.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

Certain of our key patent families have been filed in the United States; however, we have less robust intellectual property rights outside the United States, and, in particular, we may not be able to pursue patent coverage of our product candidates in certain countries outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to certain territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Most of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protections, particularly those relating to biopharmaceutical products. This difficulty with enforcing patents could make it difficult for us to stop the infringement of our patents or marketing of competing products otherwise generally in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time-consuming. If we were unsuccessful, we could lose valuable rights in intellectual property that we regard as our own.

The intellectual property landscape around our radiopharmaceutical product candidates is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. We are aware of certain third-party patents and third-party patent applications in this landscape that may, if issued as patents, be asserted to encompass our technology.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers or our consultants’ or contractors’ current or former clients or customers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we are not successful, we could lose access or exclusive access to valuable intellectual property.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other biotechnology and pharmaceutical companies, including our competitors or potential competitors, in some cases until recently. We may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, financial condition and results of operations.

If we do not obtain patent term extension and data exclusivity for any of our current or future product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any of our current or future product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply for a patent extension within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we believe we are entitled to, our competitors may obtain approval of competing products sooner than we would expect, and our business, financial condition, results of operations, and prospects could be materially harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•	pending patent applications that we own or license may not lead to issued patents;

•	patents, should they issue, that we own or license, may not provide us with any competitive advantages, or may be challenged and held invalid or unenforceable;

•

others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any of our owned or in-licensed patents, should any such patents issue;

•	third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

•	we (or our licensors) might not have been the first to make the inventions covered by a pending patent application that we own or license;

•	we (or our licensors) might not have been the first to file patent applications covering a particular invention;

•	others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•	we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

•

third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

•	we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

•	we may not develop or in-license additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could materially harm our business and the results of our operation.

Risks Related to Employee Matters and Managing Growth

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including John Valliant, our Chief Executive Officer. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

We conduct our operations at our facilities in Hamilton, Ontario and Boston, Massachusetts. These regions are headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to U.S. or similar foreign immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to U.S. or similar foreign immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not U.S. citizens.

To encourage valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 31, 2020, we had 37 full-time employees and three part-time employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand our operations. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•

managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical trial management and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, or we are not able to effectively build out new facilities to accommodate this expansion, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

If our security measures are breached or unauthorized access to individually identifiable health information or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.

Unauthorized access to, or security breaches of, our systems and databases could result in unauthorized access to data and information and loss, compromise or corruption of such data and information. Present and future CROs, contractors and consultants also could experience breaches of security leading to the exposure of confidential and sensitive information. Such breaches of security could be caused by computer hacking, phishing attacks, ransomware, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks, and other malicious activity, which may be heretofore unknown. The number and complexity of these threats continue to increase over time.

Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Patients about whom we or our collaborators obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

In the event of a security breach, our company could suffer loss of business, severe reputational damage adversely affecting investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, the loss of preclinical study or clinical trial data from completed or future preclinical studies or clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. Moreover, as we outsource more of our information systems to vendors and rely more on cloud-based information systems, the related security risks will increase, and we will need to expend additional resources to protect our technology and information systems.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, CMOs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates on a patient-by-patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the planned clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources; the inability to commercialize any product candidate; and

•	a decline in our share price.

Failure to obtain or retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators. Although we have clinical trial insurance, our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to delay or abandon clinical development plans.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. Any of these factors could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our common shares.

Risks Related to This Offering and Ownership of our Common Shares

We do not know whether an active, liquid and orderly trading market will develop for our common shares or what the market price of our common shares will be and, as a result, it may be difficult for you to sell your common shares.

Prior to this offering, there was no public trading market for our common shares. Although we have applied to list our common shares on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common shares is not active. The initial public offering price for our common shares will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common shares after the offering. As a result of these and other factors, you may be unable to resell your common shares at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our common shares as consideration.

The price of our common shares may be volatile, and you could lose all or part of your investment.

The trading price of our common shares following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume These factors include:

•	the results of our ongoing, planned or any future preclinical studies, clinical trials or clinical development programs;

•	the commencement, enrollment or results of clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•	adverse results or delays in preclinical studies and clinical trials;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	any delay in our regulatory filings or any adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers or our manufacturing plans;

•	our inability to obtain adequate product supply for any licensed product or inability to do so at acceptable prices;

•	our inability to establish collaborations, if needed;

•	our failure to commercialize our product candidates;

•	departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth of our initial cancer target markets;

•	our ability to successfully treat additional types of cancers or at different stages;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common shares by us or our shareholders in the future;

•	trading volume of our common shares;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or shareholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The Nasdaq Global Market and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common shares, regardless of our actual operating performance. If the market price of our common shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, financial condition and results of operations.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is expected to be substantially higher than the net tangible book value per common share. Investors purchasing common shares in this offering will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, investors purchasing common shares in this offering will incur immediate dilution of $8.58 per share as of March 31, 2020, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. Further, investors purchasing common shares in this offering will contribute approximately 42.1% of the total amount invested by shareholders since our inception but will own only approximately 22.3% of the total number of common shares outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent that outstanding stock options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing common shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Future sales and issuances of our common shares or rights to purchase common shares, including pursuant to our 2020 Stock Option and Incentive Plan, could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including conducting clinical trials, expanded research and development activities, and costs associated with operating as a public company. To raise capital, we may sell common shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common shares, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences, and privileges senior to the holders of our common shares, including common shares sold in this offering.

Pursuant to our 2020 Stock Option and Incentive Plan, or the 2020 Plan, which will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part, our management is authorized to grant stock options to our employees, directors and consultants.

Initially, the aggregate number of our common shares that may be issued pursuant to share awards under the 2020 Plan will be 4,273,350 shares. The number of common shares reserved for issuance under the 2020 Plan shall be cumulatively increased on January 1, 2021 and each January 1 thereafter by 4.0% of the total number of common shares outstanding on December 31 of the preceding calendar year or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our shareholders may experience additional dilution, which could cause our share price to fall.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms unfavorable to us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase or maintain the value of your investment.

We do not intend to pay dividends on our common shares, so any returns will be limited to the value of our common shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, we may enter into agreements that prohibit us from paying cash dividends without prior written consent from our contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Any return to shareholders will therefore be limited to the appreciation of their common shares, which may never occur.

Our principal shareholders and management own a significant percentage of our shares and will be able to exert significant influence over matters subject to shareholder approval.

Upon the closing of this offering, based on the number of shares outstanding as of June 22, 2020, our executive officers, directors, and 5% shareholders will beneficially own approximately 64.3% of our common shares, assuming the sale by us of 8,350,000 common shares in this offering, and not accounting for any shares purchased in this offering by certain of our existing shareholders (or their affiliates). Therefore, after this offering, these shareholders will have the ability to influence us through this ownership position. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares that you may feel are in your best interest as one of our shareholders.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved, and an exemption from compliance with the requirement of the Public Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common shares that are held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the Securities and Exchange Commission, or SEC, and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say-on-pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Pursuant to Section 404, in our second annual report due to be filed with the SEC after becoming a public company, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company or a smaller reporting company with less than $100 million in annual revenue, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the market price of our shares.

Sales of a substantial number of our common shares by our existing shareholders in the public market could cause our share price to fall.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common shares could decline. Based on the number of common shares outstanding as of June 22, 2020, upon the closing of this offering, we will have outstanding a total of 37,514,044 common shares. Of these shares, only the common shares sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless purchased by our affiliates. In connection with this offering, our officers, directors and substantially all of our shareholders have agreed to be subject to a contractual lock-up with the underwriters, which will expire 180 days after the date of this prospectus. The representatives, however, may, in their sole discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Common shares that are either subject to outstanding options reserved for future issuance under our 2020 Plan and our 2020 Employee Share Purchase Plan, each of which will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. Additionally, common shares that are issuable upon the exercise of outstanding warrants to purchase our preferred shares and preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which will become warrants to purchase common shares in connection with the closing of this offering, will become eligible for sale in the public market to the extent permitted by the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional common shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

After this offering, the holders of 27,234,489 common shares will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our common shares.

Our amended by-laws to be in effect following completion of this offering and certain Canadian legislation contain provisions that may have the effect of delaying, preventing or making undesirable an acquisition of all or a significant portion of our shares or assets or preventing a change in control.

Certain provisions of our amended by-laws to be in effect following completion of this offering and certain Canadian legislation, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our amended by-laws to be effective upon the completion of this offering contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. The Canada Business Corporations Act requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than five percent of the shares or five percent of a class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. A reviewable acquisition may not proceed unless the Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations under the laws of Canada, or in the Articles of the Corporation, as amended, on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. See “Comparison of Canadian Law and Delaware Law—Anti-takeover effects of Canadian law and certain provisions of the Articles of the Corporation, as amended, and amended by-laws.”

Our amended by-laws to be in effect following the completion of this offering designate specific courts in Canada and the United States as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended by-laws to be in effect following the completion of this offering, unless we consent in writing to the selection of an alternative forum, the courts of the Province of Ontario and the appellate courts therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us; (c) any action or proceeding asserting a claim arising out of any provision of the Canada Business Corporations Act or our articles or by-laws (as either may be amended from time to time); or (d) any action or proceeding asserting a claim or otherwise related to our affairs, or the Canadian Forum Provision. The Canadian Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. In addition, our amended by-laws to be in effect following the completion of this offering further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act, or the U.S. Federal Forum Provision. In addition, our amended by-laws to be in effect following the completion of this offering provide that any person or entity purchasing or otherwise acquiring any interest in our common shares is deemed to have notice of and consented to the Canadian Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Canadian Forum Provision and the U.S. Federal Forum Provision in our amended by-laws to be in effect following the completion of this offering may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in our amended by-laws to be in effect following the completion of this offering may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including courts in Canada and other courts within the U.S., will enforce our U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The U.S. Federal Forum Provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The courts of the Province of Ontario and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.

Because we are a Canadian company, it may be difficult to serve legal process or enforce judgments against us.

We are incorporated and maintain operations in Canada. In addition, while many of our directors and officers reside in the United States, several of them reside outside of the United States. Accordingly, service of process upon us may be difficult to obtain within the United States. Furthermore, because certain of our assets are located outside the United States, any judgment obtained in the United States against us, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States. Therefore, it may not be possible to enforce those actions against us.

In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Canada. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law. Furthermore, it may not be possible to subject foreign persons or entities to the jurisdiction of the courts in Canada. Similarly, to the extent that our assets are located in Canada, investors may have difficulty collecting from us any judgments obtained in the U.S. courts and predicated on the civil liability provisions of U.S. securities provisions.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act and applicable Canadian laws, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In our efforts to maintain proper and effective internal control over financial reporting, we may discover significant deficiencies or material weaknesses in our internal control over financial reporting, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. In 2019, we detected a material weakness in our internal control over financial reporting regarding the lack of employees with an adequate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, which led to a restatement of our 2017 financial statements. We remediated this material weakness in late 2019. If we identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which may harm the market price of our shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrades our common shares or publishes inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

If we or our non-U.S. subsidiary is a CFC there could be materially adverse U.S. federal income tax consequences to certain U.S. Holders of our common shares.

Each ‘‘Ten Percent Shareholder’’ (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” global intangible low taxed income, and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.

A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A ‘‘Ten Percent Shareholder’’ is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of such corporation.

We believe that we were not a CFC in the 2019 taxable year, however, it is possible that we may become a CFC in the 2020 taxable year or in a subsequent taxable year. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. In addition, those changes to the attribution rules may result in ownership of the stock of our non-U.S. subsidiary being attributed to our U.S. subsidiary, which could result in our non-U.S. subsidiary being treated as a CFC and certain U.S. Holders of our common shares being treated as Ten Percent Shareholders of such non-U.S. subsidiary CFC. In addition, it is possible that, following this offering, a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough of our common shares to be treated as a Ten Percent Shareholder. We cannot provide any assurances that we will assist holders of our common shares in determining whether we or any of our non-U.S. subsidiaries are treated as a CFC or whether any holder of the common shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.

U.S. Holders should consult their tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC, including the possibility and consequences of becoming a Ten Percent Shareholder in our non-U.S. subsidiary that may be treated as a CFC due to the changes to the attribution rules. If we are classified as both a CFC and a PFIC (as defined below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a PFIC.

The rules governing passive foreign investment companies, or PFICs, can have adverse effects on U.S. Holders (as defined under “Material U.S. Federal Income Tax Considerations for U.S. Holders”) for U.S. federal income tax purposes. Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally, using a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash), we would be characterized as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including good will and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in this offering or in any other financing transaction. If we are treated as a non-publicly traded CFC for the year being tested for purposes of the PFIC rules, the value of our assets will be measured by the adjusted tax basis of our assets. If we were a publicly traded CFC or not a CFC for such year, the value of our assets generally may be determined by reference to the market value of our common shares, which may be volatile. Moreover, our ability to earn specific types of income that will be treated as non-passive for purposes of the PFIC rules is uncertain with respect to future years. We believe we were classified as a PFIC during the taxable year ended December 31, 2019. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2020 or future taxable years, and we cannot provide any assurances regarding our PFIC status for any current or future taxable years.

If we are a PFIC, a U.S. Holder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for certain preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. We will determine our PFIC status at the end of each taxable year and will satisfy any applicable record keeping and reporting requirements that apply to a QEF, including providing to you, for each taxable year that we determine we are or, in our reasonable determination, may be a PFIC (in which case we will also determine the PFIC status of each of our subsidiaries), a PFIC Annual Information Statement containing information necessary for you to make a QEF Election with respect to us and any subsidiary that we determine to be a PFIC, or a Subsidiary PFIC, in which we own a controlling interest. In addition, we intend to provide to you such a PFIC Annual Information Statement with respect to any Subsidiary PFIC in which we do not own a controlling interest. We may elect to provide such information on our website. We can provide no assurances that we will provide all necessary information for you to make a QEF Election with respect to any Subsidiary PFIC in which we do not own a controlling interest. For more information, see the discussion below under “Material U.S. Federal Income Tax Considerations to U.S. Holders—PFIC Rules”. You are urged to consult your tax advisors regarding the potential consequences to you if we were or were to become a PFIC, including the availability, and advisability, of, and procedure for making, QEF elections.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our research and development programs, preclinical studies, any clinical trials and IND and other regulatory submissions;

•

business disruptions affecting the initiation, patient enrollment, development and operation of our clinical trials, including a public health emergency, such as the recent global outbreak of the COVID-19 coronavirus;

•	our ability to obtain and maintain regulatory approval for FPI-1434 or any of our other current or future product candidates that we may identify or develop;

•	our ability to develop our product candidates as combination therapies in additional indications;

•	our estimates regarding expenses, future revenue, timing of any future revenue, capital requirements and need for additional financing;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our ability to identify and develop product candidates for treatment of additional indications;

•	our ability to obtain an adequate supply at reasonable costs of actinium or any other radioisotope we may incorporate into our product candidates;

•	the rate and degree of market acceptance and clinical utility for any product candidates we may develop;

•	the effects of competition with respect to FPI-1434 or any of our other current or future product candidates, as well as innovations by current and future competitors in our industry;

•	the implementation of our strategic plans for our business, any product candidates we may develop and our Fast-Clear linker technology platform;

•	our ability to successfully develop companion diagnostics for use with our product candidates;

•

our intellectual property position, including the scope of protection we are able to establish, maintain and enforce for intellectual property rights covering our product candidates and our Fast-Clear linker technology;

•	our financial performance and our ability to effectively manage our anticipated growth; and

•	our estimates regarding the market opportunities for our product candidates.

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 8,350,000 common shares in this offering will be approximately $111.9 million, or approximately $129.4 million if the underwriters exercise their option to purchase additional common shares in full, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $7.8 million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $14.0 million, assuming no change in the assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

As of March 31, 2020, we had a cash balance of $67.4 million. In June 2020, we received $62.5 million of gross proceeds in connection with an additional closing of our Class B preferred share financing. We currently intend to use our cash, together with the net proceeds from this offering, as follows:

•

approximately $30.0 million to $35.0 million to fund the development of FPI-1434 monotherapy through a planned Phase 2 clinical trial, assuming successful completion of our ongoing Phase 1 clinical trial;

•

approximately $13.0 million to $18.0 million to advance the development of combination therapies of FPI-1434 with checkpoint inhibitors and DDRIs, including PARP inhibitors, through a planned Phase 1 clinical trial;

•	approximately $20.0 million to $25.0 million to the advance FPI-1966 through a planned Phase 1 clinical trial;

•	approximately $30.0 million to $35.0 million to further develop and expand our pipeline and for ongoing research and development activities; and

•	the remainder to fund working capital and other general corporate activities.

We may also use a portion of the net proceeds from this offering for the acquisition of businesses, technologies or other assets that we believe are complementary to our own, although we currently have no agreements, commitments or understandings with respect to any such transaction.

Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash, which includes the proceeds from the additional closing of our Class B preferred share financing in June 2020, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical studies or clinical trials we have ongoing or may commence in the future, any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, as well as any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our share capital in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of March 31, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) our issuance and sale in June 2020 of 41,243,228 Class B preferred shares and preferred exchangeable shares for gross proceeds $62.5 million and the settlement of the related preferred share tranche right liability, including the recognition of a $31.6 million loss for the final change in the fair value of the tranche right liability, (ii) the redemption of all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which are presented below as non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited, and all of our outstanding special voting shares, including 4,437,189 preferred shares issued in June 2020, (iii) the issuance of 28,874,378 preferred shares upon the redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which includes the 4,437,189 preferred shares issued in June 2020, (iv) the conversion of all of our outstanding preferred shares, including the preferred shares issued upon the redemption of the preferred exchangeable shares, into an aggregate of 27,234,489 common shares, which includes the 41,243,228 preferred shares issued in June 2020, (v) the conversion of all of our non-voting common shares into voting common shares and the subsequent conversion of all voting common shares into common shares, (vi) all outstanding warrants to purchase preferred shares and preferred exchangeable shares becoming warrants to purchase common shares, each occurring upon the closing of this offering, and (vii) the filing and effectiveness of the Articles of Amendment to the Articles of the Corporation, as amended; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of 8,350,000 common shares in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table below together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of March 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash	$67,417	$129,917	$241,800

Preferred share tranche right liability	$7,964	$—	$—

Preferred share warrant liability	1,716	—	—

Special voting shares redemption right liability	—	—	—

Non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited	20,961	—	—

Convertible preferred shares, no par value; 149,405,124 shares authorized, 79,724,707 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	80,394	—	—

Shareholders’ equity (deficit):
Preferred shares, no par value; no shares authorized, issued or outstanding, actual; unlimited shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common shares, no par value; unlimited shares authorized, 1,929,555 shares issued and outstanding, actual; unlimited shares authorized, 29,164,044 shares issued and outstanding, pro forma; unlimited shares authorized, 37,514,044 shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	358	205,497	317,380
Accumulated deficit	(45,092)	(76,696)	(76,696)

Total shareholders’ equity (deficit)	(44,734)	128,801	240,684

Total capitalization	$66,301	$128,801	$240,684

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total shareholders’ equity and total capitalization by $7.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total shareholders’ equity and total capitalization by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes:

•

3,912,178 common shares issuable upon the exercise of stock options outstanding under our 2017 Equity Incentive Plan, or the 2017 Plan, as of March 31, 2020 at a weighted-average exercise price of $2.07 per share;

•

1,366,642 common shares reserved for issuance under our 2017 Plan as of March 31, 2020, which such shares will cease to be available for issuance at the time our 2020 Stock Option and Incentive Plan, or the 2020 Plan, becomes effective;

•

585,570 common shares issuable upon the exercise of warrants outstanding as of March 31, 2020 to purchase preferred shares, which will become warrants to purchase common shares at an exercise price of $8.10 per share in connection with the closing of this offering and are expected to remain outstanding after this offering;

•

163,627 common shares issuable upon the exercise of warrants outstanding as of March 31, 2020 to purchase preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which will become warrants to purchase common shares at an exercise price of $8.10 per share in connection with the closing of this offering and are expected to remain outstanding after this offering;

•

4,273,350 common shares to be reserved for future issuance under our 2020 Plan (which includes the grant of 751,915 common shares issuable upon the exercise of stock options that will be granted contingent and effective upon the execution of the underwriting agreement for this offering at an exercise price per share equal to the initial public offering price in this offering), which will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part; and

•

450,169 common shares to be reserved for future issuance under our 2020 Employee Share Purchase Plan, or the 2020 ESPP, which will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering.

As of March 31, 2020, our historical net tangible book value (deficit) was $(46.5) million, or $(24.09) per common share. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying values of our preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which are presented as non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited, and our preferred shares, each of which are not included within shareholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the number of common shares outstanding as of March 31, 2020.

Our pro forma net tangible book value as of March 31, 2020 was $127.1 million, or $4.36 per common share, after giving effect to (i) our issuance and sale in June 2020 of 41,243,228 Class B preferred shares and preferred exchangeable shares for gross proceeds of $62.5 million and the settlement of the related preferred share tranche right liability, including the recognition of a $31.6 million loss for the final change in the fair value of the tranche right liability, (ii) the redemption of all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and all of our outstanding special voting shares, including 4,437,189 preferred shares issued in June 2020, (iii) the issuance of 28,874,378 preferred shares upon the redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which includes the 4,437,189 preferred shares issued in June 2020, (iv) the conversion of all of our outstanding preferred shares, including the preferred shares issued upon the redemption of the preferred exchangeable shares, into an aggregate of 27,234,489 common shares, which includes the 41,243,228 preferred shares issued in June 2020, (v) the conversion of all of our non-voting common shares into voting common shares and the subsequent conversion of all voting common shares into common shares and (vi) all outstanding warrants to purchase preferred shares and preferred exchangeable shares becoming warrants to purchase common shares, each occurring upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of common shares outstanding as of March 31, 2020, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of 8,350,000 common shares in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $240.7 million, or $6.42 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.06 per share to existing shareholders and immediate dilution of $8.58 in pro forma as adjusted net tangible book value per share to new investors purchasing common shares in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of March 31, 2020	$(24.09)
Increase per share attributable to the pro forma adjustments described above	28.45

Pro forma net tangible book value per share as of March 31, 2020	4.36
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common shares in this offering	2.06

Pro forma as adjusted net tangible book value per share after this offering		6.42

Dilution per share to new investors purchasing common shares in this offering		$8.58

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $0.21 per share and the dilution per share to new investors purchasing common shares in this offering by $0.79 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value by $0.20 per share and decrease the dilution per share to new investors purchasing common shares in this offering by $0.20 per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value by $0.21 per share and increase the dilution per share to new investors purchasing common shares in this offering by $0.21 per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $6.66, representing an immediate increase in pro forma as adjusted net tangible book value per share of $2.30 to existing shareholders and immediate dilution in pro forma as adjusted net tangible book value per share of $8.34 to new investors purchasing common shares in this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2020, on the pro forma as adjusted basis described above, the total number of common shares purchased from us on an as converted to common share basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing shareholders and by new investors in this offering, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common shares in this offering will pay an average price per share substantially higher than our existing shareholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing shareholders	29,164,044	77.7%	$172,188,982	57.9%	$5.90
New investors	8,350,000	22.3	125,250,000	42.1	$15.00

Total	37,514,044	100.0%	$297,438,982	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $8.4 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.6 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.7 percentage points, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $15.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 2.8 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 3.1 percentage points, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of our common shares held by existing shareholders would be reduced to 75.2% of the total number of common shares outstanding after this offering and the number of our common shares held by new investors purchasing common shares in this offering would be increased to 24.8% of the total number of common shares outstanding after this offering.

The information presented in the tables and discussions above is based on the number of our common shares outstanding as of March 31, 2020 and excludes:

•	3,912,178 common shares issuable upon the exercise of stock options outstanding under our 2017 Plan as of March 31, 2020 at a weighted-average exercise price of $2.07 per share;

•	1,366,642 common shares reserved for issuance under our 2017 Plan as of March 31, 2020, which such shares will cease to be available for issuance at the time our 2020 Plan becomes effective;

•

585,570 common shares issuable upon the exercise of warrants outstanding as of March 31, 2020 to purchase preferred shares, which will become warrants to purchase common shares at an exercise price of $8.10 per share in connection with the closing of this offering and are expected to remain outstanding after this offering;

•

163,627 common shares issuable upon the exercise of warrants outstanding as of March 31, 2020 to purchase preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, which will become warrants to purchase common shares at an exercise price of $8.10 per share in connection with the closing of this offering and are expected to remain outstanding after this offering;

•

4,273,350 common shares to be reserved for future issuance under our 2020 Plan (which includes the grant of 751,915 common shares issuable upon the exercise of stock options that will be granted contingent and effective upon the execution of the underwriting agreement for this offering at an exercise price per share equal to the initial public offering price in this offering), which will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part; and

•

450,169 common shares to be reserved for future issuance under our 2020 ESPP, which will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part.

To the extent that outstanding options or warrants are exercised, new options or warrants are issued, or we issue additional common shares in the future, there will be further dilution to existing shareholders and new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. The consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2019 and 2020 and the consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018	2019	2019	2020
	(as restated)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$5,366	$6,881	$10,632	$2,841	$4,377
General and administrative	1,620	3,218	7,588	1,171	4,327

Total operating expenses	6,986	10,099	18,220	4,012	8,704

Loss from operations	(6,986)	(10,099)	(18,220)	(4,012)	(8,704)

Other income (expense):
Change in fair value of preferred share tranche right liability	740	(1,670)	1,432	—	(1,118)
Change in fair value of preferred share warrant liability	—	—	—	—	(334)
Interest income	—	—	576	—	147
Refundable investment tax credits	—	335	176	44	46
Other income (expense), net	(18)	(37)	98	49	(197)

Total other income (expense), net	722	(1,372)	2,282	93	(1,456)

Loss before provision for income taxes	(6,264)	(11,471)	(15,938)	(3,919)	(10,160)
Provision for income taxes	—	(181)	(251)	(14)	(62)

Net loss	(6,264)	(11,652)	(16,189)	(3,933)	(10,222)
Dividends paid to preferred shareholders in the form of warrants issued	—	—	—	—	(1,382)

Net loss attributable to common shareholders	$(6,264)	$(11,652)	$(16,189)	$(3,933)	$(11,604)

Net loss per share attributable to common shareholders—basic and diluted(1)	$(3.34)	$(6.22)	$(8.45)	$(2.10)	$(6.01)

Weighted-average common shares outstanding—basic and diluted(1)	1,873	1,873	1,916	1,873	1,930

Pro forma net loss per share attributable to common shareholders—basic and diluted (unaudited)(1)			$(0.87)		$(0.53)

Pro forma weighted-average common shares outstanding—basic and diluted (unaudited)(1)			18,696		21,303

(1)

See Note 14 to our annual consolidated financial statements and Note 13 to our interim consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common shareholders and unaudited basic and diluted pro forma net loss per share attributable to common shareholders.

	As of December 31,		As of March 31, 2020
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$28,768	$65,344	$67,417
Working capital(1)	28,637	62,280	61,945
Total assets	31,391	69,400	73,389
Preferred share tranche right liability	—	5,741	7,964
Preferred share warrant liability	—	—	1,716
Special voting shares redemption right liability	—	—	—
Non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited(2)	15,168	20,961	20,961
Convertible preferred shares	32,371	71,592	80,394
Total shareholders’ deficit	(17,917)	(33,488)	(44,734)

(1)	We define working capital as current assets less current liabilities.
(2)	Non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited represents the carrying value of the outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage oncology company focused on developing next-generation radiopharmaceuticals as precision medicines. We have developed our Targeted Alpha Therapies, or TAT, platform together with our proprietary Fast-Clear linker technology to enable us to connect alpha particle emitting isotopes to antibodies and other targeting molecules in order to selectively deliver the alpha particle payloads to tumors. Our TAT platform is underpinned by our research and insights into the underlying biology of alpha emitting radiopharmaceuticals as well as our differentiated capabilities in target identification, candidate generation, manufacturing and supply chain and development of imaging diagnostics. We believe that our TATs have the potential to build on the successes of currently available radiopharmaceuticals and be broadly applicable across multiple targets and tumor types.

Our lead product candidate, FPI-1434, utilizes our Fast-Clear linker to connect a humanized monoclonal antibody that targets the insulin-like growth factor 1 receptor, or IGF-1R, with the alpha emitting isotope actinium-225, or 225Ac. IGF-1R is a well-established tumor target that is found on numerous types of cancer cells, but historical attempts to suppress tumors by inhibiting the IGF-1R signaling pathway have been unsuccessful in the clinic. For FPI-1434, we have designed the product candidate to rely on the IGF-1R antibody only as a way to identify and deliver our alpha emitting payload to the tumor, and the mechanism of action does not depend on the IGF-1R signaling pathway to kill the tumor. We are currently conducting a Phase 1 clinical trial of FPI-1434 as a monotherapy in patients with solid tumors expressing IGF-1R and plan to report initial data from the dose escalation portion of this trial approximately three to six months after we fully resume clinical activities following operating interruptions caused by COVID-19. Based on the mechanisms of action of FPI-1434 and data from our preclinical studies, we are also evaluating the combination potential of FPI-1434 with checkpoint inhibitors as well as DNA damage response inhibitors, such as poly (ADP-ribose) polymerase, or PARP, inhibitors. In addition, we are progressing our earlier-stage product candidate, FPI-1966, into clinical development, and expect to submit an investigational new drug application, or IND, for FPI-1966 approximately six to twelve months after we fully resume preclinical activities for the treatment of head and neck and bladder cancers expressing fibroblast growth factor receptor 3.

Since our inception in 2014, we have devoted substantially all of our efforts and financial resources to organizing and staffing our company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights and conducting discovery, research and development activities for our product candidates. We do not have any products approved for sale and have not generated any revenue from any sources, including product sales. We have funded our operations to date primarily with proceeds from sales of preferred shares (including borrowings under a convertible promissory note, which converted into preferred shares), preferred exchangeable shares and special voting shares. Through March 31, 2020, we had received net proceeds of $108.7 million from sales of preferred shares (including borrowings under a convertible promissory note, which converted into preferred shares), preferred exchangeable shares and special voting shares. In addition, in June 2020, we received gross proceeds of $62.5 million from sales of our preferred shares, preferred exchangeable shares and special voting shares.

We have incurred significant operating losses since our inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates. Our net losses were $6.3 million, $11.7 million and $16.2 million for the years ended December 31, 2017, 2018 and 2019, respectively, and $10.2 million for the three months ended March 31, 2020. As of March 31, 2020, we had an accumulated deficit of $45.1 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect that our expenses and capital expenditure requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

•

continue our research and development efforts and submit biologics license applications for our lead product candidate and submit investigational new drug applications, or INDs, for our other product candidates;

•	conduct preclinical studies and clinical trials for our current and future product candidates;

•	continue to develop our library of proprietary linkers for our Fast-Clear technology;

•	seek to identify additional product candidates;

•	acquire or in-license other product candidates, targeting molecules and technologies;

•

add operational, financial and management information systems and personnel, including personnel to support the development of our product candidates and help us comply with our obligations as a public company;

•	hire and retain additional personnel, such as clinical, quality control, scientific, commercial and administrative personnel;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•

establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialize any product candidates for which we may obtain regulatory approval, if any;

•	expand, maintain and protect our intellectual property portfolio; and

•	operate as a public company.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our internal commercialization capabilities to support product sales, marketing and distribution.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, which may include collaborations with other companies or other strategic transactions. We may not be able to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we would have to significantly delay, reduce or eliminate the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We believe that the net proceeds from this offering, together with our existing cash, which includes the proceeds from the additional closing of our Class B preferred share financing in June 2020, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “ —Liquidity and Capital Resources.”

Without giving effect to the anticipated net proceeds from this offering, we expect that our existing cash, which includes the proceeds from the additional closing of our Class B preferred share financing in June 2020, will be sufficient to fund our operating expenses and capital expenditure requirements into the third quarter of 2022. Beyond that point, we will need to raise additional capital to finance our operations, which cannot be assured.

Impact of COVID-19

We are closely monitoring how the spread of COVID-19 is affecting our employees, business, preclinical studies and clinical trials. In response to the COVID-19 pandemic, most of our employees have transitioned to working remotely and travel has been restricted. While we have substantially completed enrollment and dosing in the third cohort of our ongoing Phase 1 clinical trial of FPI-1434 and expect to be able to complete enrollment, we may not be able to enroll additional patient cohorts on our planned timeline due to disruptions at our clinical trial sites. At this time, we are currently unable to predict when we will be able to fully resume preclinical or clinical activities for FPI-1434 or any other clinical programs. Although operations were not materially affected by the COVID-19 pandemic as of and for the three months ended March 31, 2020, at this time, there is significant uncertainty relating to the trajectory of the pandemic. The impact of related responses and disruptions caused by the COVID-19 pandemic may result in further difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing trials and the incurrence of unforeseen costs as a result of disruptions in clinical supply or preclinical study or clinical trial delays. The impact of COVID-19 on our future results will largely depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States, Canada and other countries, business closures or business disruptions, the ultimate impact on financial markets and the global economy, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from any sources, including product sales, and do not expect to generate any revenue from the sale of products for the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval or collaboration or license agreements with third parties, we may generate revenue in the future from product sales, payments from collaboration or license agreements that we may enter into with third parties or any combination thereof. We cannot predict if, when or to what extent we will generate revenue from the commercialization and sale of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates. These expenses include:

•	employee-related expenses, including salaries, related benefits and share-based compensation expense, for employees engaged in research and development functions;

•

expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with third parties, such as consultants and contract research organizations, or CROs;

•

the cost of manufacturing drug products for use in our preclinical studies and clinical trials, including under agreements with third parties, such as consultants and contract manufacturing organizations, or CMOs;

•	facilities, depreciation and other expenses, which include direct or allocated expenses for rent, maintenance of facilities and insurance;

•	costs related to compliance with regulatory requirements; and

•	payments made in connection with third-party licensing agreements and asset acquisitions of incomplete technology.

We expense research and development costs as incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense when the goods have been delivered or the services have been performed, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and research laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under third-party license agreements. We do not allocate employee costs and costs associated with our discovery efforts, laboratory supplies and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and our TAT platform and Fast-Clear linker technology and, as such, are not separately classified. We use internal resources primarily to conduct our research and discovery activities as well as for managing our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and our technology platform and, therefore, we do not track these costs by program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several years as we complete a Phase 1 clinical trial of FPI-1434 as a monotherapy in patients with solid tumors expressing IGF-1R, complete preclinical development and pursue initial stages of clinical development of our FPI-1434 combination therapies, and develop FPI-1966 and our other early-stage programs.

The successful development and commercialization of our product candidates are highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. This is due to the numerous risks and uncertainties associated with product development, including the following:

•

timely completion of our preclinical studies and our current and future clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;

•	our ability to complete IND-enabling studies and successfully submit INDs or comparable applications to allow us to initiate clinical trials for our current or any future product candidates;

•

whether we are required by the U.S. Food and Drug Administration, or FDA, or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;

•

our ability to demonstrate to the satisfaction of the FDA or other foreign regulatory authorities the safety, potency, purity and acceptable risk-to-benefit profile of our product candidates or any future product candidates;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future product candidates, if any;

•	the timely receipt of necessary marketing approvals from the FDA or similar foreign regulatory authorities;

•	the willingness of physicians, operators of clinics and patients to utilize or adopt any of our product candidates or future product candidates as potential cancer treatments;

•

our ability and the ability of third parties with whom we contract to manufacture adequate clinical supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain manufacturing processes that are compliant with current good manufacturing practices; and

•	our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates.

A change in the outcome of any of these variables with respect to the development of our product candidates could significantly change the costs and timing associated with the development of these product candidates. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. In addition, we may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates and technology platform. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

Other Income (Expense)

Change in Fair Value of Preferred Share Tranche Right Liability

In connection with our Class A preferred share financings in 2017, we issued shares under subscription agreements that provided investors the right, or obligated investors, to participate in subsequent offerings of either (i) Class A preferred shares or (ii) Class A preferred exchangeable shares together with Class A special voting shares, in the event that specified company-performance milestones were achieved. We classified this Class A preferred share tranche right as a liability on our consolidated balance sheet. We remeasured this preferred share tranche right to fair value at each reporting date and recognized changes in the fair value of the preferred share tranche right liability as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. We continued to recognize changes in the fair value of this preferred share tranche right liability until the specified milestones were achieved in November 2018. Upon the achievement of the specified milestones, the Class A preferred share tranche right was remeasured to fair value for the last time and the change in fair value was recognized as a component of other income (expense) in our consolidated statement of operations and comprehensive loss.

In connection with our Class B preferred share financings in March 2019 and January 2020, we issued shares under subscription agreements that provided investors the right, or obligated investors, to participate in subsequent offerings of either (i) Class B preferred shares or (ii) Class B preferred exchangeable shares together with Class B special voting shares in the event that specified development or regulatory milestones were achieved or upon the vote of at least two-thirds of the holders of the Class B preferred shares and Class B special voting shares. We classified this Class B preferred share tranche right as a liability on our consolidated balance sheets. We remeasured this preferred share tranche right to fair value at each reporting date and recognized changes in the fair value of the preferred share tranche right liability as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. We continued to recognize changes in the fair value of this preferred share tranche right liability until the preferred share tranche right was settled on June 2, 2020 in connection with the achievement of the specified regulatory milestone. Upon the settlement of the preferred share tranche right, the Class B preferred share tranche right was remeasured to fair value for the last time and the change in fair value was recognized as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. As a result, in periods subsequent to June 2, 2020, we will no longer recognize changes in the preferred share tranche right liability in our consolidated statements of operations and comprehensive loss.

Change in Fair Value of Preferred Share Warrant Liability

In connection with our Class B preferred share financing in January 2020, we issued to the existing holders of Class B preferred shares (excluding the investor in the January 2020 financing) warrants to purchase 3,126,391 of our Class B preferred shares and we issued to the existing holders of Class B preferred exchangeable shares warrants to purchase 873,609 Class B preferred exchangeable shares. We classify these warrants to purchase Class B preferred shares and Class B preferred exchangeable shares as a liability on our consolidated balance sheets. We remeasure these preferred share warrants to fair value at each reporting date and recognize changes in the fair value of the preferred share warrant liability as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. We will continue to recognize changes in the fair value of this preferred share warrant liability until each respective preferred share warrant is exercised, expires or qualifies for equity classification. The preferred share warrants were immediately exercisable and expire two years from the date of issuance or upon the earlier occurrence of specified qualifying events, which include the consummation of a deemed liquidation event and the closing of a qualifying share sale.

Interest Income

Interest income consists of interest earned on cash balances held in interest-bearing accounts. We expect that our interest income will fluctuate based on the timing and ability to raise additional funds as well as the amount of expenditures for our clinical development of FPI-1434 and ongoing business operations.

Refundable Investment Tax Credits

Refundable investment tax credits consist of payments from the Canadian government for our scientific research and experimental development expenditures. We recognize such refundable investment tax credits in the year that the qualifying expenditures are made, provided that there is reasonable assurance of recoverability, based on our estimates of amounts expected to be recovered.

Other Income (Expense), Net

Other income (expense), net primarily consists of foreign currency transaction gains and losses as well as miscellaneous income and expense unrelated to our core operations.

Income Taxes

We are domiciled in Canada and are primarily subject to taxation in that country. Since our inception, we have recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each year by our operations in Canada and Ireland due to our uncertainty of realizing a benefit from those items. As of December 31, 2019, we had $20.5 million of Canadian net operating loss carryforwards that begin to expire in 2035 and $4.9 million of Irish net operating loss carryforwards that can be carried forward indefinitely. We have recorded a full valuation allowance against our Canadian and Irish net deferred tax assets at each balance sheet date.

We have recorded an insignificant amount of income tax provisions in each period, which relate to income tax obligations of our operating company in Canada and our operating company in the U.S., which generates a profit for tax purposes.

Results of Operations

Comparison of the Three Months Ended March 31, 2019 and 2020

The following table summarizes our results of operations for the three months ended March 31, 2019 and 2020:

	Three Months Ended March 31,
	2019	2020	Change
	(in thousands)
Operating expenses:
Research and development	$2,841	$4,377	$1,536
General and administrative	1,171	4,327	3,156

Total operating expenses	4,012	8,704	4,692

Loss from operations	(4,012)	(8,704)	(4,692)

Other income (expense):
Change in fair value of preferred share tranche right liability	—	(1,118)	(1,118)
Change in fair value of preferred share warrant liability	—	(334)	(334)
Interest income	—	147	147
Refundable investment tax credits	44	46	2
Other income (expense), net	49	(197)	(246)

Total other income (expense), net	93	(1,456)	(1,549)

Loss before provision for income taxes	(3,919)	(10,160)	(6,241)
Provision for income taxes	(14)	(62)	(48)

Net loss	$(3,933)	$(10,222)	$(6,289)

Research and Development Expenses

	Three Months Ended March 31,
	2019	2020	Change
	(in thousands)
Direct research and development expenses by program:
FPI-1434	$1,532	$1,699	$167
Platform development and unallocated research and development expenses:
TAT platform and Fast-Clear linker technology	693	1,520	827
Personnel related (including share-based compensation)	530	943	413
Other	86	215	129

Total research and development expenses	$2,841	$4,377	$1,536

Research and development expenses were $2.8 million for the three months ended March 31, 2019, compared to $4.4 million for the three months ended March 31, 2020. The increase of $1.5 million was primarily due to an increase of $1.4 million in platform development and unallocated research and development costs, described below, as well as an increase of $0.2 million in direct costs related to our FPI-1434 product candidate due to the continued expenditures related to our Phase 1 clinical trial of FPI-1434 as a monotherapy in patients with solid tumors expressing IGF-1R as well as preclinical research and manufacturing costs.

Platform development and unallocated research and development expenses were $1.3 million for the three months ended March 31, 2019, compared to $2.7 million for the three months ended March 31, 2020. The increase of $1.4 million was due to an increase of $0.8 million in costs related to our TAT platform and Fast-Clear linker technology, an increase of $0.4 million in personnel-related costs and an increase of $0.1 million in other costs. The increase in TAT platform and Fast-Clear linker technology costs was primarily due to an increase of $0.6 million in costs associated with our asset purchase and licensing agreements as well as an increase of $0.2 million in external costs for preclinical studies and activities associated with our advancement of our TAT platform and Fast-Clear linker technology. The increase in costs associated with our asset purchase and licensing agreements for the three months ended March 31, 2020 included an expense of $1.0 million recognized in connection with our asset purchase agreement with Rainier Therapeutics, Inc. for in-process research and development that had no alternative future use as of the acquisition date. The increase in personnel-related costs was primarily due to the hiring of additional personnel in our research and development functions, particularly those responsible for managing our Phase 1 clinical trial of FPI-1434 and for conducting preclinical research. Personnel-related costs for the three months ended March 31, 2019 and 2020 included share-based compensation of less than $0.1 million and $0.1 million, respectively. The increase in other costs was primarily due to an increase in purchases of laboratory supplies utilized across all of our programs and our technology platform.

General and Administrative Expenses

General and administrative expenses were $1.2 million for the three months ended March 31, 2019, compared to $4.3 million for the three months ended March 31, 2020. The increase of $3.2 million was primarily due to a $1.9 million increase in professional fees, a $1.0 million increase in personnel-related costs and a $0.2 million increase in other costs. Professional fees increased primarily due to higher audit, legal and consulting expenses as well as legal costs incurred in preparation to operate as a public company and costs associated with our ongoing business operations. The increase in personnel-related costs was primarily due to the hiring of additional personnel in our general and administrative functions, including in finance, human resources and business development. Personnel-related costs for the three months ended March 31, 2019 and 2020 included share-based compensation of $0.1 million and $0.3 million, respectively. The increase in other costs was primarily due to increased facilities and depreciation expenses.

Other Income (Expense)

Change in Fair Value of Preferred Share Tranche Right Liability. The change in fair value of the preferred share tranche right liability was $0 for the three months ended March 31, 2019, compared to a loss of

$1.1 million for the three months ended March 31, 2020. The loss of $1.1 million for the three months ended March 31, 2020 was primarily due to an increase in the fair value of the underlying preferred shares and an increase in the probability of achieving the specified milestones underlying the preferred share tranche rights, partially offset by a reduction in the remaining estimated time period of achievement of the specified milestones underlying the preferred share tranche rights.

Change in Fair Value of Preferred Share Warrant Liability. The change in fair value of the preferred share warrant liability was a loss of $0.3 million for the three months ended March 31, 2020, which was primarily due to an increase in the fair value of the underlying Class B preferred shares. There was no preferred share warrant liability recorded as of March 31, 2019.

Interest Income. Interest income for the three months ended March 31, 2019 and 2020 was $0 and $0.1 million, respectively. The increase in interest income was due to moving our cash from non-interest-bearing cash accounts to interest-bearing cash accounts in May 2019 as well as the increase in our cash balance as a result of our sales of Class B preferred shares, Class B preferred exchangeable shares and Class B special voting shares in March 2019 and January 2020.

Refundable Investment Tax Credits. Refundable investment tax credits recognized as other income for the three months ended March 31, 2019 and 2020 totaled less than $0.1 million for each of the periods.

Other Income (Expense), Net. Other income (expense), net was less than $0.1 million for the three months ended March 31, 2019, compared to $(0.2) million for the three months ended March 31, 2020. The net decrease of $0.2 million was primarily due to recognized foreign currency transaction losses.

Provision for Income Taxes

The provision for income taxes was less than $0.1 million for the three months ended March 31, 2019, compared to $0.1 million for the three months ended March 31, 2020. The provisions in each period were related to income tax obligations of our operating company in the U.S., which generates a profit for tax purposes.

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019	Change
	(in thousands)
Operating expenses:
Research and development	$6,881	$10,632	$3,751
General and administrative	3,218	7,588	4,370

Total operating expenses	10,099	18,220	8,121

Loss from operations	(10,099)	(18,220)	(8,121)

Other income (expense):
Change in fair value of preferred share tranche right liability	(1,670)	1,432	3,102
Interest income	—	576	576
Refundable investment tax credits	335	176	(159)
Other income (expense), net	(37)	98	135

Total other income (expense), net	(1,372)	2,282	3,654

Loss before provision for income taxes	(11,471)	(15,938)	(4,467)
Provision for income taxes	(181)	(251)	(70)

Net loss	$(11,652)	$(16,189)	$(4,537)

Research and Development Expenses

	Year Ended December 31,
	2018	2019	Change
	(in thousands)
Direct research and development expenses by program:
FPI-1434	$2,929	$4,729	$1,800
Platform development and unallocated research and development expenses:
TAT platform and Fast-Clear linker technology	1,845	3,155	1,310
Personnel related (including share-based compensation)	1,867	2,260	393
Other	240	488	248

Total research and development expenses	$6,881	$10,632	$3,751

Research and development expenses were $6.9 million for the year ended December 31, 2018, compared to $10.6 million for the year ended December 31, 2019. The increase of $3.8 million was primarily due to an increase of $1.8 million in direct costs related to our FPI-1434 product candidate due to the continued expenditures related to our Phase 1 clinical trial of FPI-1434 as a monotherapy in patients with solid tumors expressing IGF-1R as well as preclinical research and manufacturing costs and an increase of $2.0 million in platform development and unallocated research and development costs.

Platform development and unallocated research and development expenses were $4.0 million for the year ended December 31, 2018, compared to $5.9 million for the year ended December 31, 2019. The increase of $2.0 million was due to an increase of $1.3 million in costs related to our TAT platform and Fast-Clear linker technology, an increase of $0.4 million in personnel-related costs and an increase of $0.2 million in other costs. The increase in TAT platform and Fast-Clear linker technology costs was primarily due to an increase in external costs for preclinical studies and activities associated with our advancement of our TAT platform and Fast-Clear linker technology as well as an increase in costs associated with our licensing agreements. The increase in personnel-related costs was primarily due to the hiring of additional personnel in our research and development functions, particularly those responsible for managing our Phase 1 clinical trial of FPI-1434 and for conducting preclinical research. Personnel-related costs for each of the years ended December 31, 2018 and 2019 included share-based compensation of $0.2 million. The increase in other costs was primarily due to an increase in purchases of laboratory supplies utilized across all of our programs and our technology platform.

General and Administrative Expenses

General and administrative expenses were $3.2 million for the year ended December 31, 2018, compared to $7.6 million for the year ended December 31, 2019. The increase of $4.4 million was primarily due to a $2.9 million increase in personnel-related costs, a $1.4 million increase in professional fees and a $0.1 million increase in other expenses. The increase in personnel-related costs was primarily due to the hiring of additional personnel in our general and administrative functions, including in finance, human resources and business development. Professional fees increased primarily due to higher audit, legal and consulting expenses as well as legal costs incurred in preparation to operate as a public company and costs associated with our ongoing business operations. Personnel-related costs for the years ended December 31, 2018 and 2019 included share-based compensation of $0.3 million and $0.5 million, respectively.

Other Income (Expense)

Change in Fair Value of Preferred Share Tranche Right Liability. The change in fair value of the preferred share tranche right liability was a loss of $1.7 million for the year ended December 31, 2018, compared to a gain of $1.4 million for the year ended December 31, 2019. The loss of $1.7 million for the year ended December 31, 2018 was primarily due to an increase in the fair value of the underlying preferred shares, partially offset by a reduction in the remaining estimated time period of achievement of the specified milestones underlying the preferred share tranche rights. The gain of $1.4 million for the year ended December 31, 2019 was primarily due to a reduction in the remaining estimated time period of achievement of the specified milestones underlying the preferred share tranche rights, partially offset by an increase in the fair value of the underlying preferred shares.

Interest Income. Interest income for the years ended December 31, 2018 and 2019 was $0 and $0.6 million, respectively. The increase in interest income was due to moving our cash from non-interest-bearing cash accounts to interest-bearing cash accounts in 2019 as well as the increase in our cash balance as a result of our sales of Class B preferred shares, Class B preferred exchangeable shares and Class B special voting shares in March 2019.

Refundable Investment Tax Credits. Refundable investment tax credits recognized as other income for the years ended December 31, 2018 and 2019 totaled $0.3 million and $0.2 million, respectively. The decrease of $0.1 million in other income from refundable investment tax credits was due to the fact that the amount recognized in the year ended December 31, 2019 was solely for 2019, while the amount recognized in the year ended December 31, 2018 was for both 2018 and 2017 due to the timing of our eligibility for the refundable investment tax credit program in Canada.

Other Income (Expense), Net. Other income (expense), net was less than $(0.1) million for the year ended December 31, 2018, compared to $0.1 million for the year ended December 31, 2019. The net increase of $0.1 million was primarily due to recognized foreign currency transaction gains.

Provision for Income Taxes

The provision for income taxes was $0.2 million for the year ended December 31, 2018, compared to $0.3 million for the year ended December 31, 2019. The provisions in each year were related to income tax obligations of our operating company in Canada and our operating company in the U.S., which generates a profit for tax purposes.

Comparison of the Years Ended December 31, 2017 and 2018

The following table summarizes our results of operations for the years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017	2018	Change
	(as restated)
	(in thousands)
Operating expenses:
Research and development	$5,366	$6,881	$1,515
General and administrative	1,620	3,218	1,598

Total operating expenses	6,986	10,099	3,113

Loss from operations	(6,986)	(10,099)	(3,113)

Other income (expense):
Change in fair value of preferred share tranche right liability	740	(1,670)	(2,410)
Refundable investment tax credits	—	335	335
Other income (expense), net	(18)	(37)	(19)

Total other income (expense), net	722	(1,372)	(2,094)

Loss before provision for income taxes	(6,264)	(11,471)	(5,207)
Provision for income taxes	—	(181)	(181)

Net loss	$(6,264)	$(11,652)	$(5,388)

Research and Development Expenses

	Year Ended December 31,
	2017	2018	Change
	(as restated)
	(in thousands)
Direct research and development expenses by program:
FPI-1434	$2,840	$2,929	$89
Platform development and unallocated research and development expenses:
TAT platform and Fast-Clear linker technology	1,423	1,845	422
Personnel related (including share-based compensation)	928	1,867	939
Other	175	240	65

Total research and development expenses	$5,366	$6,881	$1,515

Research and development expenses were $5.4 million for the year ended December 31, 2017, compared to $6.9 million for the year ended December 31, 2018. The increase of $1.5 million was primarily due to an increase of $1.4 million in platform development and unallocated research and development costs and an increase of $0.1 million in direct costs related to our FPI-1434 product candidate due to the continued expenditures related to our Phase 1 clinical trial of FPI-1434 as a monotherapy in patients with solid tumors expressing IGF-1R as well as preclinical research and manufacturing costs.

Platform development and unallocated research and development expenses were $2.5 million for the year ended December 31, 2017, compared to $4.0 million for the year ended December 31, 2018. The increase of $1.4 million was due to an increase of $0.4 million in costs related to our TAT platform and Fast-Clear linker technology, an increase of $0.9 million in personnel-related costs and an increase of $0.1 million in other costs. The increase in TAT platform and Fast-Clear linker technology costs was primarily due to an increase in external costs for preclinical studies and activities associated with our advancement of our TAT platform and Fast-Clear linker technology as well as an increase in costs associated with our licensing agreements. The increase in personnel-related costs was primarily due to the hiring of additional personnel in our research and development functions, particularly those responsible for managing our Phase 1 clinical trial of FPI-1434 and for conducting preclinical research. Personnel-related costs for the years ended December 31, 2017 and 2018 included share-based compensation of less than $0.1 million and $0.2 million, respectively. The increase in other costs was primarily due to an increase in purchases of laboratory supplies utilized across all of our programs and our technology platform.

General and Administrative Expenses

General and administrative expenses were $1.6 million for the year ended December 31, 2017, compared to $3.2 million for the year ended December 31, 2018. The increase of $1.6 million was primarily due to a $1.0 million increase in personnel-related costs, a $0.3 million increase in professional fees and a $0.2 million increase in other expenses. The increase in personnel-related costs was primarily due to the hiring of additional personnel in our general and administrative functions, including in finance and business development. Professional fees increased primarily due to higher audit, legal and consulting expenses as well costs associated with our ongoing business operations. Personnel-related costs for the years ended December 31, 2017 and 2018 included share-based compensation of $0.1 million and $0.3 million, respectively.

Other Income (Expense)

Change in Fair Value of Preferred Share Tranche Right Liability. The change in fair value of the preferred share tranche right liability was a gain of $0.7 million for the year ended December 31, 2017, compared to a loss of $1.7 million for the year ended December 31, 2018. The gain of $0.7 million for the year ended December 31, 2017 was primarily due to a reduction in the remaining estimated time period of achievement of the specified milestones underlying the preferred share tranche rights, partially offset by an increase in the fair value of the underlying preferred shares. The loss of $1.7 million for the year ended December 31, 2018 was primarily due to an increase in the fair value of the underlying preferred shares, partially offset by a reduction in the remaining estimated time period of achievement of the specified milestones underlying the preferred share tranche rights.

Refundable Investment Tax Credits. Refundable investment tax credits recognized as other income for years ended December 31, 2017 and 2018 totaled $0 and $0.3 million, respectively. The increase of $0.3 million in other income from refundable investment tax credits was due to the fact that the amount recognized in the year ended December 31, 2018 was for both 2018 and 2017 due to the timing of our eligibility for the refundable investment tax credit program in Canada.

Other Income (Expense), Net. Other income (expense), net was less than $(0.1) million for each of the years ended December 31, 2017 and 2018. These amounts were primarily due to recognized foreign currency transaction losses.

Provision for Income Taxes

The provision for income taxes was $0 for the year ended December 31, 2017, compared to $0.2 million for the year ended December 31, 2018. The provision for the year ended December 31, 2018 related to income tax obligations of our operating company in Canada and our operating company in the U.S., which generates a profit for tax purposes.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from any sources, including from product sales, and have incurred significant operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from sales of preferred shares (including borrowings under a convertible promissory note, which converted into preferred shares), preferred exchangeable shares and special voting shares. Through March 31, 2020, we had received net proceeds of $108.7 million from sales of preferred shares (including borrowings under a convertible promissory note, which converted into preferred shares), preferred exchangeable shares and special voting shares. In addition, in June 2020, we received gross proceeds of $62.5 million from sales of our preferred shares, preferred exchangeable shares and special voting shares.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018	2019	2019	2020
	(as restated)
	(in thousands)
Net cash used in operating activities	$(6,125)	$(9,866)	$(13,690)	$(2,828)	$(7,620)
Net cash used in investing activities	(96)	(1,123)	(456)	(39)	(214)
Net cash provided by financing activities	27,171	18,369	52,187	52,187	9,907

Net increase in cash and restricted cash	$20,950	$7,380	$38,041	$49,320	$2,073

Operating Activities

During the three months ended March 31, 2020, operating activities used $7.6 million of cash, primarily resulting from our net loss of $10.2 million, partially offset by non-cash charges of $2.0 million and net cash provided by changes in our operating assets and liabilities of $0.6 million. Net cash provided by changes in our operating assets and liabilities for the three months ended March 31, 2020 consisted of a $0.9 million increase in accounts payable and a $0.1 million increase in income taxes payable, partially offset by a $0.2 million increase in prepaid expenses and other current assets and a $0.1 million decrease in accrued expenses. The increase in accounts payable was primarily due to increases in our research and development expenses and general and administrative expenses due to the growth in our business as well as the timing of vendor invoicing and payments. The increase in prepaid expenses and other current assets was primarily due to prepaid amounts paid to vendors.

During the three months ended March 31, 2019, operating activities used $2.8 million of cash, primarily resulting from our net loss of $3.9 million, partially offset by net cash provided by changes in our operating assets and liabilities of $0.9 million and non-cash charges of $0.2 million. Net cash provided by changes in our operating assets and liabilities for the three months ended March 31, 2019 consisted primarily of a $0.6 million increase in accounts payable and a $0.3 million decrease in prepaid expenses and other current assets. The increase in accounts payable was primarily due to increases in our research and development expenses and general and administrative expenses due to the growth in our business as well as the timing of vendor invoicing and payments. The decrease in prepaid expenses and other current assets was primarily due to the utilization of prepaid amounts during the three months ended March 31, 2019.

During the year ended December 31, 2019, operating activities used $13.7 million of cash, primarily resulting from our net loss of $16.2 million and non-cash charges of $0.6 million, partially offset by net cash provided by changes in our operating assets and liabilities of $3.1 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2019 consisted of a $2.1 million increase in accrued expenses, $0.5 million increase in accounts payable, $0.3 million decrease in prepaid expenses and other current assets and a $0.2 million increase in income taxes payable. The increases in accounts payable and accrued expenses were primarily due to increases in our research and development expenses and general and administrative expenses due to the growth in our business as well as the timing of vendor invoicing and payments. The decrease in prepaid expenses and other current assets was primarily due to the utilization of prepaid amounts during the year. The increase in income taxes payable was primarily due to the timing of payments due for our income taxes.

During the year ended December 31, 2018, operating activities used $9.9 million of cash, primarily resulting from our net loss of $11.7 million and net cash used by changes in our operating assets and liabilities of $0.6 million, partially offset by non-cash charges of $2.4 million. Net cash used by changes in our operating assets and liabilities for the year ended December 31, 2018 consisted of a $0.9 million increase in prepaid expenses and other current assets and a $0.4 million decrease in accounts payable, partially offset by a $0.5 million increase in accrued expenses and a $0.2 million increase in income taxes payable. The increase in prepaid expenses and other current assets was primarily due to prepaid amounts paid to vendors. The decrease in accounts payable and increase in accrued expenses were primarily due to the timing of vendor invoicing and payments. The increase in income taxes payable was primarily due to the timing of payments due for our income taxes.

During the year ended December 31, 2017, operating activities used $6.1 million of cash, primarily resulting from our net loss of $6.3 million and non-cash charges of $0.6 million, partially offset by net cash provided by changes in our operating assets and liabilities of $0.7 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2017 consisted of a $0.6 million increase in accounts payable and a $0.4 million increase in accrued expenses, partially offset by a $0.3 million increase in prepaid expenses and other current assets. The increases in accounts payable and accrued expenses were primarily due to the timing of vendor invoicing and payments. The increase in prepaid expenses and other current assets was primarily due to prepaid amounts paid to vendors.

Investing Activities

During the three months ended March 31, 2020, net cash used in investing activities was $0.2 million, consisting of purchases of property and equipment.

During the three months ended March 31, 2019, net cash used in investing activities was less than $0.1 million, consisting of purchases of property and equipment.

During the year ended December 31, 2019, net cash used in investing activities was $0.5 million, consisting of purchases of property and equipment.

During the year ended December 31, 2018, net cash used in investing activities was $1.1 million, consisting of purchases of property and equipment.

During the year ended December 31, 2017, net cash used in investing activities was $0.1 million, consisting of purchases of property and equipment.

Financing Activities

During the three months ended March 31, 2020, net cash provided by financing activities was $9.9 million, consisting of net proceeds from our issuance of Class B preferred shares and a Class B preferred share tranche right.

During the three months ended March 31, 2019, net cash provided by financing activities was $52.2 million, consisting primarily of net proceeds of $45.5 million from our issuance of Class B preferred shares and a Class B preferred share tranche right and $6.7 million from the issuance of Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and a Class B preferred share tranche right.

During the year ended December 31, 2019, net cash provided by financing activities was $52.2 million, consisting primarily of net proceeds of $45.5 million from our issuance of Class B preferred shares and a Class B preferred share tranche right and $6.7 million from the issuance of Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and a Class B preferred share tranche right.

During the year ended December 31, 2018, net cash provided by financing activities was $18.4 million, consisting primarily of net proceeds of $12.4 million from our issuance of Class A preferred shares and $6.0 million from the issuance of Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited.

During the year ended December 31, 2017, net cash provided by financing activities was $27.2 million, consisting of net proceeds of $18.3 million from our issuance of Class A preferred shares and a Class A preferred share tranche right and $8.9 million from the issuance of Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and a Class A preferred share tranche right.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on:

•	the scope, progress, results and costs of researching and developing FPI-1434 and our other product candidates;

•	the timing of, and the costs involved in, obtaining marketing approvals for our current and future product candidates;

•	the number of future product candidates and potential additional indications that we may pursue and their development requirements;

•	the cost of manufacturing our product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	the cost and availability of actinium-225 or any other medical isotope we may incorporate into our product candidates;

•

if approved, the costs of commercialization activities for any approved product candidate to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of regulatory approval and revenue, if any, received from commercial sales for any approved indications for any of our product candidates;

•	the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•	our headcount growth and associated costs as we expand our research and development capabilities and establish a commercial infrastructure;

•

the costs of preparing, filing and prosecuting patent applications and maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property related claims; and

•	the costs of operating as a public company.

We believe that the net proceeds from this offering, together with our existing cash, which includes the proceeds from an additional closing of our Class B preferred share financing in June 2020, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends. If we raise funds through collaborations, strategic alliances, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$7,904	$977	$2,401	$2,316	$2,210
Manufacturing commitments(2)	304	304	—	—	—

Total(3)	$8,208	$1,281	$2,401	$2,316	$2,210

(1)	Amounts in the table reflect minimum payments due for our leases of office space under operating leases that expire between March 2023 and February 2026.
(2)

Amounts in the table reflect commitments for costs associated with an external CMO, which we engaged to manufacture clinical trial materials, and reflect the amount that would be due upon our cancellation of the agreement.

(3)	There was no material change in the total amount of our contractual obligations from December 31, 2019 to March 31, 2020.

In addition to the contracts with payment commitments that we have reflected in the table above, we have entered into other contracts in the normal course of business with certain CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon written notice. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the table above as the amounts and timing of such payments are not known.

In addition, under various licensing and related agreements to which we are a party, we are obligated to pay annual license maintenance fees and may be required to make milestone payments and to pay royalties and other amounts to third parties. We have not included annual license maintenance fees in the table above because, although the amounts and timing are known, we cannot currently determine the final termination dates of the agreements and, as a result, we cannot determine the total amounts of such payments we will be required to make under the agreements. We have not included future milestone and royalty payments in the table above because the payment obligations under these agreements are contingent upon future events, such as our achievement of specified milestones or generating product sales, and the amount, timing and likelihood of such payments are not known. Such contingent payment obligations are described below

Under our license agreement with ImmunoGen, Inc., or ImmunoGen, we are obligated to make aggregate milestone payments to ImmunoGen of up to $15.0 million upon the achievement of specified development and regulatory milestones and of up to $35.0 million of specified sales milestones. We are also obligated to pay tiered royalties of a low to mid single-digit percentage of annual net sales by us and any of our affiliates and sublicensees.

Under our license agreement with MediaPharma S.r.l., or MediaPharma, we are obligated to make aggregate milestone payments to MediaPharma of up to $1.5 million upon the achievement of specified development milestones and of up to $23.0 million upon the achievement of specified sales milestones. We are also obligated to pay royalties of a low single-digit percentage based on our net sales of licensed products.

Under our asset purchase agreement with Rainier Therapeutics, Inc., or Rainier, we are obligated to make aggregate payments of $3.5 million and to issue 313,359 of our non-voting common shares to Rainier, if the agreement has not been terminated by November 10, 2020. In addition, we are obligated to make aggregate milestone payments of up to $22.5 million and to issue 156,679 of our non-voting common shares to Rainier upon the achievement of specified development and regulatory milestones and are obligated to make aggregate milestone payments of up to $42.0 million upon the achievement of specified sales milestones. In the event we enter into a transaction with a non-affiliated party relating to the license or sale of substantially all of our rights under the agreement, we are also obligated to pay Rainier a portion of the revenue from such transaction, in an amount ranging from 10% to 30% based on how long after March 10, 2020 the transaction takes place.

Under our license with Genentech, Inc., or Genentech, we are obligated to make aggregate milestone payments to Genentech of up to $44.0 million upon the achievement of specified sales milestones. We are also obligated to pay tiered royalties ranging from a mid single-digit percentage to a high single-digit percentage based on our net sales of licensed products. In addition, for products that are not covered by an enforceable patent in any country in which they are sold, we are obligated to pay royalties of a low single-digit percentage based on net sales in such country.

As of December 31, 2019, we had license agreements with Janssen Biotech, Inc. and Isogenica Ltd. under which we had obligations to pay annual license maintenance fees and to make potential milestone and royalty payments. In January 2020, in accordance with our rights, we terminated each of these agreements upon written notice to the respective parties.

For additional information regarding our license agreements described above that have not been terminated, see “Business—License Agreements,” Notes 12 and 20 to our annual consolidated financial statements and Note 11 to our interim consolidated financial statements appearing elsewhere in this prospectus.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our annual and interim consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. At each end period, we confirm the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include those related to fees paid to:

•	vendors in connection with preclinical development activities;

•	CROs in connection with preclinical studies and clinical trials; and

•	CMOs in connection with the production of preclinical and clinical trial materials.

We record the expense and accrual related to contract research and manufacturing based on our estimates of the services received and efforts expended considering a number of factors, including our knowledge of the progress towards completion of the research, development and manufacturing activities, invoicing to date under the contracts, communication from the CROs, CMOs and other companies of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts and purchase orders. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Share-Based Compensation

We measure all share-based awards granted to employees, directors and non-employee consultants based on their fair value on the date of the grant using the Black-Scholes option-pricing model and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. We issue share-based awards with only service-based vesting conditions and record the expense for these awards using the straight-line method. We have not issued any share-based awards with performance-based vesting conditions that are within our control and that may be considered probable prior to occurrence or with market-based vesting conditions.

The Black-Scholes option-pricing model uses as inputs the fair value of our common shares and assumptions we make for the volatility of our common shares, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. As there has been no public market for our common shares to date, we lack company-specific historical and implied volatility information. Therefore, we estimate our expected share volatility based on the historical volatility of a publicly traded set of peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded share price.

Determination of the Fair Value of Common Shares

As there has been no public market for our common shares to date, the estimated fair value of our common shares has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of our common shares and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common share valuations were prepared using either an option pricing method, or OPM, or a hybrid method, which used market approaches to estimate our enterprise value. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common shares based upon an analysis of future values for the company, assuming various outcomes. The common shares value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each share class. The future value of the common shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common shares. A discount for lack of marketability of the common shares is then applied to arrive at an indication of value for the common shares. The OPM treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. These third-party valuations were performed at various dates, which resulted in valuations of our common shares of $2.19 per share as of March 25, 2019, $2.35 per share as of September 10, 2019, $2.99 per share as of January 10, 2020, $4.44 per share as of March 16, 2020 and $9.51 as of May 18, 2020. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common shares as of each grant date, including:

•	the prices at which we sold our preferred shares and the superior rights and preferences of our preferred shares relative to our common shares at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common shares and our preferred shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common shares and our share-based compensation expense could be materially different.

Once a public trading market for our common shares has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common shares in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common shares will be determined based on the quoted market price of our common shares.

Options Granted

The following table sets forth by grant date the number of shares subject to options granted from January 1, 2019 through June 22, 2020, the per share exercise price of the options, the per share fair value of our common shares on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Shares on Grant Date		Per Share Estimated Fair Value of Options
August 12, 2019	481,280	$2.19	$2.30	(1)	$1.37
September 23, 2019	681,303	$2.35	$2.35		$1.38
November 7, 2019	131,171	$2.35	$2.35		$1.39
December 1, 2019	228,140	$2.35	$2.35		$1.35
January 19, 2020	141,011	$2.35	$2.99	(2)	$1.88
February 6, 2020	390,198	$2.99	$2.99		$1.75
March 16, 2020	351,921	$4.44	$4.44		$2.57
April 6, 2020	31,861	$4.44	$4.44		$2.59
May 22, 2020	62,555	$9.51	$9.51		$5.62

(1)

At the time of the option grants on August 12, 2019, our board of directors determined that the fair value of our common shares of $2.19 per share calculated in the third-party valuation as of March 25, 2019 described above reasonably reflected the per share fair value of our common shares as of the respective grant dates in that period. However, as described below, the fair value of common shares at the date of these grants was adjusted in connection with retrospective fair value assessments for accounting purposes.

(2)

In December 2019, we entered into an agreement with a director in which we committed to grant stock options for the purchase of a specified number of common shares with an exercise price of $2.35 per share, as partial compensation for his services as a director. That person did not commence his service as a director with us until January 19, 2020, at which date the stock option grant was deemed to be granted for legal and accounting purposes. The fair market value of our common shares as of that date was $2.99 per share, which we applied in determining share-based compensation expense for the director’s award.

In preparing for the issuance of our financial statements for the year ended December 31, 2019, in November 2019, we performed a retrospective fair value assessment and concluded that the fair value of our common shares underlying stock options that we granted on August 12, 2019 was $2.30 per share for accounting purposes. We applied the fair value of our common shares from our retrospective fair value assessment to determine the fair value of these awards and calculate share-based compensation expense for accounting purposes. This reassessed value was based, in part, upon a third-party valuation of our common shares prepared as of March 25, 2019 on a retrospective basis. The third-party valuation was prepared using an OPM, which used a market approach to determine our enterprise value.

In June 2020, our board of directors approved option grants to purchase an aggregate of 751,915 common shares to certain of our directors, officers and employees contingent and effective upon the execution of the underwriting agreement for this offering at an exercise price per share equal to the initial public offering price in this offering.

Valuation of Preferred Share Tranche Right Liability

In connection with our Class A preferred share financings in 2017, we issued shares under subscription agreements that provided investors the right, or obligated investors, to participate in subsequent offerings of either (i) Class A preferred shares or (ii) Class A preferred exchangeable shares together with Class A special voting shares, in the event that specified company-performance milestones were achieved. We classified this Class A preferred share tranche right as a liability on our consolidated balance sheet. We remeasured this preferred share tranche right to fair value at each reporting date and recognized changes in the fair value of the preferred share tranche right liability as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. We continued to recognize changes in the fair value of this preferred share tranche right liability until the specified milestones were achieved in November 2018. Upon the achievement of the specified milestones, the Class A preferred share tranche right was remeasured to fair value for the last time and the change in fair value was recognized as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. Immediately thereafter, upon the settlement of the tranche right, the balance of the Class A preferred share tranche right liability of $2.4 million was reclassified to Class A preferred shares in an amount of $1.6 million and to non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited in an amount of $0.8 million on our consolidated balance sheet.

In connection with our Class B preferred share financings in March 2019 and January 2020, we issued shares under subscription agreements that provided investors the right, or obligated investors, to participate in subsequent offerings of either (i) Class B preferred shares or (ii) Class B preferred exchangeable shares together with Class B special voting shares, in the event that specified development or regulatory milestones were achieved or upon the vote of at least two-thirds of the holders of the Class B preferred shares and Class B special voting shares. We classified this Class B preferred share tranche right as a liability on our consolidated balance sheets. We remeasured this preferred share tranche right to fair value at each reporting date and recognized changes in the fair value of the preferred share tranche right liability as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. We continued to recognize changes in the fair value of this preferred share tranche right liability until the preferred share tranche right was settled on June 2, 2020 in connection with the achievement of the specified regulatory milestone. Upon the settlement of the preferred share tranche right, the Class B preferred share tranche right was remeasured to fair value for the last time and the change in fair value was recognized as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. Immediately thereafter, the balance of the Class B preferred share tranche right liability of $39.6 million was reclassified to Class B convertible preferred shares in an amount of $35.3 million and to non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited in an amount of $4.3 million on our consolidated balance sheet.

We used the forward contract pricing model to determine the fair value of the preferred share tranche right liability associated with the rights to purchase Class A or Class B preferred shares and Class A or Class B preferred exchangeable shares with Class A or Class B special voting shares. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. Estimates and assumptions impacting the fair value measurement included the probability and timing of achieving the specified milestone as of each valuation date, the estimated fair value of the preferred shares as of each valuation date and the risk-free interest rate. The most significant assumption in the forward contract pricing model impacting the fair value of the preferred share tranche right liability was the fair value of our preferred shares as of each measurement date. We determined the fair value per share of our underlying preferred shares by taking into consideration the most recent sales of our preferred shares, results obtained from third-party valuations and additional factors we deemed relevant. In November 2018, upon the date of achievement of the specified milestone associated with the Class A preferred share tranche right and the settlement date of the related liability, the fair value of each Class A preferred share was $0.85 per share. As of December 31, 2019 and March 31, 2020, the fair value of each Class B preferred share was $1.45 per share and $1.63 per share, respectively. In June 2020, upon the date of achievement of the specified regulatory milestone associated with the Class B preferred share tranche right and the settlement date of the related liability, the fair value of each Class B preferred share was $2.47 per share. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining estimated time period of achievement of the specified milestones underlying the preferred share tranche rights.

Valuation of Preferred Share Warrant Liability

In connection with our Class B preferred share financing in January 2020, we issued to the existing holders of Class B preferred shares (excluding the investor in the January 2020 financing) warrants to purchase 3,126,391 of our Class B preferred shares and we issued to the existing holders of Class B preferred exchangeable shares warrants to purchase 873,609 Class B preferred exchangeable shares. We classify these warrants to purchase Class B preferred shares and Class B preferred exchangeable shares as a liability on our consolidated balance sheets. We remeasure these preferred share warrants to fair value at each reporting date and recognize changes in the fair value of the preferred share warrant liability as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. We will continue to recognize changes in the fair value of this preferred share warrant liability until each respective preferred share warrant is exercised, expires or qualifies for equity classification. The preferred share warrants were immediately exercisable and expire two years from the date of issuance or upon the earlier occurrence of specified qualifying events, which include the consummation of a deemed liquidation event and the closing of a qualifying share sale.

To determine the fair value of the preferred share warrant liability, we use a hybrid method, which is a PWERM where the equity value in one or more of the scenarios is calculated using an OPM. Under both methods, assumptions and estimates are used to value the preferred share warrants. We assess the assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement of the preferred share warrant liability include the fair value per share of the underlying Class B preferred shares, the timing, form and overall value of the expected exits for the shareholders, the risk-free interest rate, the expected dividend yield and the expected volatility of our shares. The most significant assumption impacting the fair value of the preferred share warrant liability is the fair value of our Class B preferred shares as of each measurement date. We determine the fair value per share of our underlying Class B preferred shares by taking into consideration the most recent sales of our preferred shares, results obtained from third-party valuations and additional factors we deem relevant. In January 2020, upon issuance of the preferred share warrants, the fair value of each Class B preferred share was $1.45 per share. As of March 31, 2020, the fair value of each Class B preferred share was $1.63 per share. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. We estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared cash dividends.

For additional information about our preferred share financings and transactions with related parties, see “Certain Relationships and Related Person Transactions.”

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our annual and interim consolidated financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

As of December 31, 2019 and March 31, 2020, we had a cash balance of $65.3 million and $67.4 million, respectively, a majority of which was maintained in interest-bearing cash accounts and used primarily for working capital purposes. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, a 10% change in the market interest rates would not have a material effect on our business, financial condition or results of operations.

As of December 31, 2019 and March 31, 2020, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. The functional currency of our operating company in Canada, operating company in the U.S. and non-operating company in Ireland is also the U.S. dollar. As a result, we record no cumulative translation adjustments related to translation of unrealized foreign exchange gains or losses.

For the remeasurement of local currencies to the U.S. dollar functional currency of the Canadian and Irish entities, assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date, and income items and expenses are translated into U.S. dollars at the average exchange rate in effect during the period. Resulting transaction gains (losses) are included in other income (expense), net in the consolidated statements of operations and comprehensive loss, as incurred. During the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020, recognized transaction gains and losses were insignificant.

We do not believe that we are subject to significant risk related to foreign currency exchange rate changes, and we do not expect that foreign currency transaction gains and losses will have a material effect on our financial position or results of operations in the foreseeable future.

BUSINESS

Overview

We are a clinical-stage oncology company focused on developing next-generation radiopharmaceuticals as precision medicines. We have developed our Targeted Alpha Therapies, or TAT, platform together with our proprietary Fast-Clear linker technology to enable us to connect alpha particle emitting isotopes to antibodies and other targeting molecules in order to selectively deliver the alpha particle payloads to tumors. Our TAT platform is underpinned by our research and insights into the underlying biology of alpha emitting radiopharmaceuticals as well as our differentiated capabilities in target identification, candidate generation, manufacturing and supply chain and development of imaging diagnostics. We believe that our TATs have the potential to build on the successes of currently available radiopharmaceuticals and be broadly applicable across multiple targets and tumor types.

Our lead product candidate, FPI-1434, utilizes our Fast-Clear linker to connect a humanized monoclonal antibody that targets the insulin-like growth factor 1 receptor, or IGF-1R, with the alpha emitting isotope actinium-225, or 225Ac. IGF-1R is a well-established tumor target that is found on numerous types of cancer cells but historical attempts to suppress tumors by inhibiting the IGF-1R signaling pathway have been unsuccessful in the clinic. For FPI-1434, we have designed the product candidate to rely on the IGF-1R antibody only as a way to identify and deliver our alpha emitting payload to the tumor, and the mechanism of action does not depend on the IGF-1R signaling pathway to kill the tumor. We are currently conducting a Phase 1 clinical trial of FPI-1434 as a monotherapy in patients with solid tumors expressing IGF-1R and plan to report initial data from the dose escalation portion of this trial approximately three to six months after we fully resume clinical activities following operating interruptions caused by COVID-19. Based on the mechanisms of action of FPI-1434 and data from our preclinical studies, we are also evaluating the combination potential of FPI-1434 with checkpoint inhibitors as well DNA damage response inhibitors such as poly (ADP-ribose) polymerase, or PARP, inhibitors. In addition, we are progressing our earlier-stage product candidate, FPI-1966, into clinical development, and expect to submit an investigational new drug application, or IND, for FPI-1966 for the treatment of head and neck and bladder cancers expressing fibroblast growth factor receptor 3, or FGFR3, approximately six to twelve months after we fully resume preclinical activities.

Radiopharmaceuticals are drugs that contain medical isotopes, which are unstable elements that emit radiation and can be used to diagnose and treat cancers. To create targeted radiopharmaceuticals, radiation emitting medical isotopes are typically attached to targeting molecules, which are then administered via intravenous injection. Once administered, the radiopharmaceuticals selectively target tumor antigens that are unique to, or preferentially expressed on, cancer cells throughout the body. There are two main classes of therapeutic radiopharmaceuticals, which differ based on the types of particles that are emitted—those based on beta emitting isotopes and those based on alpha emitting isotopes. Beta emitting isotopes kill cancer cells primarily by creating free radicals that damage cellular machinery and cause single-stranded DNA breaks, which can be repaired by the cell. In contrast, alpha particles cause greater physical damage to cancer cells than beta particles, including multiple double-stranded DNA breaks, which are highly lethal. Alpha particles are larger and have higher energy transfer rates than beta particles. This higher energy transfer rate allows alpha particles to deposit a greater amount of tumor-killing energy over a short distance of one to two cells, compared to the relatively long distance of up to 12 mm for beta particles, allowing alpha particles to cause damage only to cancer cells in close proximity while reducing off-target radiation risk.

Two of the earliest antibody targeted radiopharmaceuticals, Bexxar and Zevalin, are beta emitting therapies whose market acceptance was hampered by several issues, including handling and administration difficulties, supply chain challenges and reimbursement complications. Next-generation radiopharmaceuticals that have overcome the challenges faced by first-generation radiopharmaceuticals have since been developed and approved. The first and only approved alpha emitting therapy, Xofigo, was approved in 2013 for the treatment of bone metastases associated with prostate cancer. Despite Xofigo’s use being limited to its approved label due to its inability to be robustly connected to a targeting molecule, Xofigo has been widely adopted and used in over 1,100 sites in the U.S., with estimated worldwide sales of approximately $350 million in 2019. Another next-

generation targeted radiopharmaceutical therapy that has been recently approved is Lutathera, a beta emitting therapy. Since its approval in 2018, annual worldwide sales of Lutathera reached $441 million in 2019, despite only being approved for a subset of neuroendocrine cancers. We believe that we can build on Xofigo’s proven mechanism of action as an alpha emitting therapy and Lutathera’s initial commercial success as a targeted radiopharmaceutical to develop TATs that have the potential to treat a large population of cancer patients across multiple tumor types, including those with metastatic disease.

We are leveraging our proprietary TAT platform to build on the successes of currently available radiation therapies and create the next-generation of precision oncology radiopharmaceuticals. Our TATs are comprised of three components: (i) a targeting molecule, such as a monoclonal antibody or other delivery vehicle, that is designed to selectively target antigens that are unique to, or preferentially expressed on, cancer cells throughout the body; (ii) the alpha emitting medical isotope 225Ac, designed to kill cancer cells; and (iii) our proprietary Fast-Clear linker that attaches the targeting molecule to the radioactive payload. Our Fast-Clear linker has shown in preclinical studies the differentiated ability to promote enhanced clearance of the non-tumor localized 225Ac payload without sacrificing the uptake of 225Ac into the tumor, which we believe will improve tolerability and widen the therapeutic window of our product candidates.

We believe that our TAT platform and product candidates, if approved, could provide several potential advantages over currently available radiopharmaceuticals, including:

•	enhanced tumor-killing power by using alpha particle radiation;

•	ability to use multiple targets and classes of targeting molecules;

•	broad applicability across multiple tumor types;

•	increased tolerability and therapeutic window associated with our Fast-Clear linker;

•	exploitation of multiple mechanisms of action, including direct DNA damage and an alpha particle-mediated enhanced anti-tumor immune response;

•	an established manufacturing process and supply chain; and

•	ability to use imaging diagnostics to enrich our targeted patient populations.

Our lead product candidate, FPI-1434, is designed to target and deliver an alpha emitting isotope to cancer cells expressing IGF-1R, a receptor that is overexpressed on many tumor types. FPI-1434 is designed to utilize our Fast-Clear linker to connect a human monoclonal antibody that targets IGF-1R with 225Ac, a powerful alpha emitting isotope with desirable half-life and decay chain properties. In preclinical studies, FPI-1434 was able to cause tumor regression in mouse models in a dose-dependent manner by delivering 225Ac to the tumor site and creating multiple double-stranded DNA breaks. At higher doses, FPI-1434 was able to eradicate tumors with a single dose. In preclinical studies, FPI-1434 has demonstrated high specificity and binding capability in a variety of different tumor types, with no noticeable effect on the biological function of the antibody as a result of connecting the naked antibody to 225Ac with our Fast-Clear linker to form our TAT.

We are currently evaluating FPI-1434 as a monotherapy in the dose escalation portion of a Phase 1 clinical trial in patients with IGF-1R positive solid tumors to assess its safety, tolerability and pharmacokinetics as well as to identify the maximum tolerated dose, or MTD, and the recommended Phase 2 dose. As part of the screening process, patients are administered the imaging analogue of FPI-1434, which utilizes the same linker and targeting molecule, but replaces 225Ac with the radioactive imaging isotope indium-111, or 111In, and only those who meet predefined tumor uptake and dosimetry, or radiation dose, standards are advanced into the trial. We plan to report initial data from the dose escalation portion of this trial approximately three to six months after we fully resume clinical activities. Based on the data from this trial, along with immunohistochemistry data regarding IGF-1R positive tumors, we plan to prioritize the tumor types to evaluate in any future trials of FPI-1434.

We believe the multiple mechanisms of action of our TATs may give them the ability to treat hard-to-treat solid tumors and the potential to work synergistically with other approved oncology therapies. The primary mechanism of action of 225Ac is direct cell damage through the induction of multiple double-stranded DNA breaks. A secondary mechanism, which would likely expand the effective direct cell kill range of the alpha particles, is referred to as the Bystander Effect. This effect has been shown to be as significant to the overall efficacy in killing cancer cells as the direct DNA breaks. The Bystander Effect has been shown to propagate alpha particle-induced cell death from irradiated dying cells to kill adjacent non-irradiated cells up to 1,000 µm away in a three-dimensional solid tumor model. We have observed a third potential mechanism of action as a result of the destruction of tumor cells through alpha radiation in our preclinical studies. Specifically, when alpha radiation destroyed tumor cells, it led to the release of tumor-associated antigens and concomitant maturation of antigen-presenting cells, or APCs, which activated and proliferated T cells at tumor sites, even in the absence of the targeted antigen. Based on this alpha-mediated immune response, we believe that the combination of our TATs with checkpoint inhibitors may lead to a robust therapeutic effect in solid tumors as compared to checkpoint inhibitor monotherapies and, in our preclinical studies, we have observed robust synergistic anti-tumor effects when combining FPI-1434 with approved checkpoint inhibitors.

We are also exploring the potential of combining FPI-1434 with DNA damage response inhibitors, or DDRIs, such as PARP inhibitors. In cancer patients with pre-existing genetic defects in double-stranded DNA break repair, the PARP pathway becomes a primary DNA repair system and inhibition of that pathway results in cell death. In our preclinical studies, we have seen a strong synergistic effect by combining FPI-1434 with approved PARP inhibitors. We are conducting additional preclinical studies of FPI-1434 in combination with approved checkpoint inhibitors and DDRIs, including PARP inhibitors, to further assess the anti-tumor activity, dosing schedule and pharmacodynamics of the combinations. We believe that the synergies we have observed could expand the addressable patient populations for FPI-1434 and allow for potential use in earlier lines of treatment, if approved, after completing the initial evaluation of FPI-1434 in a relapsed or refractory patient population. In addition, we believe these combinations with FPI-1434, if approved, could potentially expand the addressable markets of several currently approved oncology therapeutics.

We are also leveraging our TAT platform to progress our earlier-stage product candidates, including FPI-1966, into clinical development. We have designed FPI-1966 to target and deliver 225Ac to tumors expressing FGFR3, a protein that is overexpressed in head and neck and bladder cancers. We expect to submit an IND for FPI-1966 for the treatment of head and neck and bladder cancers expressing FGFR3 approximately six to twelve months after we fully resume preclinical activities. To further expand our pipeline, we have in-licensed, and are continuing to in-license, additional targeting molecules for the development of TATs that are in various stages of discovery and preclinical development.

Our company was founded to advance certain intellectual property relating to radiopharmaceuticals that had been developed by the Centre for Probe Development and Commercialization, or CPDC, which we believe is a center of excellence and recognized leader in the field of radiopharmaceutical manufacturing. Our founder and Chief Executive Officer, John Valliant, Ph.D., who has 25 years of experience working in the radiopharmaceutical field, was the founder and CEO with responsibility for financing the CPDC and for delivering on its vision and mission. Over nearly a decade of work at CPDC, members of our management team, specifically our Chief Scientific Officer, Eric Burak, developed our proprietary Fast-Clear linker technology to enable the delivery of alpha emitting radiopharmaceuticals to tumor cells while simultaneously promoting enhanced clearance of the non-tumor localized isotopes. We have developed robust manufacturing and supply chain capabilities for TATs. In addition, we have assembled a management team with extensive experience with radiopharmaceuticals, preclinical and clinical development of oncology therapies, commercialization and business development. We have received financial support from leading healthcare investors, including Adams Street Partners, LLC, Canada Pension Plan Investment Board, FACIT Inc., Genesys Capital Management Inc., HealthCap Advisor AB, Johnson & Johnson Innovation—JJDC, Inc., OrbiMed Advisors LLC, Perceptive Advisors LLC, Pivotal bioVenture Partners LLC, Rock Springs Capital LLC, Seroba Life Sciences Management Limited, funds affiliated with TPG Global, LLC and Varian Medical Systems, Inc.

Our Pipeline

We are leveraging our TAT platform and Fast-Clear linker technology to advance a pipeline of alpha-based therapeutic programs to treat various cancers. The figure below details our current pipeline of TATs. We retain global development and commercialization rights to all of our product candidates.

(1)	Timing estimate reflects number of months post restart of trial enrollment and/or lab work following disruptions resulting from COVID-19.
(2)	Timing estimate reflects number of months post identification of recommended Phase 2 dose from the ongoing FPI-1434 monotherapy Phase 1 trial.

Our Strategy

Our goal is to advance innovative precision medicines for the treatment of cancer by developing and commercializing our TATs. The key elements of our strategy are to:

•

Advance FPI-1434 through clinical development for the treatment of solid tumors expressing IGF-1R. Our lead product candidate, FPI-1434, is in an ongoing Phase 1 clinical trial in patients with IGF-1R positive solid tumors to assess its safety, tolerability and pharmacokinetics as well as to identify the MTD and potentially the recommended Phase 2 dose. In this trial, we are selectively enrolling patients that show appropriate uptake of the imaging analogue of FPI-1434 to help us identify the patients and tumor types more likely to respond to treatment. We plan to report initial data from the dose escalation portion of this trial approximately three to six months after we fully resume clinical activities. Pending the results of our ongoing Phase 1 clinical trial, we currently plan to amend our Phase 1 protocol to add expansion cohorts to evaluate the anti-tumor activity of FPI-1434 in the solid tumors that we think will be most likely to respond to FPI-1434 based on the data from the Phase 1 clinical trial and immunochemistry data regarding IGF-1R positive tumors.

•

Continue to leverage our TAT platform to expand our pipeline of product candidates. Our Fast-Clear linker technology allows us to create novel TATs by combining 225Ac with a wide variety of targeting molecules, including antibodies and other delivery vehicles. Targeting molecules can come from discontinued programs, novel molecules currently in development, approved molecules or other proprietary targeting agents. As such, we have in-licensed targeting molecules and are continuously evaluating opportunities to acquire or in-license additional new targeting molecules that we believe can be utilized with our platform to create a potent therapeutic agent. We are leveraging our platform to progress our earlier-stage product candidates, including FPI-1966, into clinical development. We expect to submit an IND for FPI-1966 for the treatment of head and neck and bladder cancers expressing FGFR3 approximately six to twelve months after we fully resume preclinical operation.

•

Expand the potential of our product candidates as combination therapies in additional indications. In preclinical studies, we observed a synergistic effect on anti-tumor activity when our TATs are used in combination with approved checkpoint inhibitors and DDRIs, such as PARP inhibitors. We believe that the synergies we have observed could expand the addressable patient populations for FPI-1434 and allow for potential use in earlier lines of treatment, if approved, after completing the initial evaluation of FPI-1434 in a relapsed or refractory patient population. We are currently evaluating FPI-1434 in preclinical studies in combination with approved checkpoint inhibitors and DDRIs, such as PARP inhibitors. We may also explore other combination therapies that we believe may improve response rates in solid tumors as compared to monotherapies of approved oncology therapeutics.

•

Utilize a precision medicine approach by leveraging our imaging diagnostics. In order to enrich the patient population for our trials, we create an imaging analogue of each of our product candidates by replacing 225Ac with a radioactive imaging isotope while retaining the same Fast-Clear linker and targeting antibody. This allows us to assess the uptake of the imaging isotope into the targeted tumor and radiation doses to key organs. Using this data, we are able to enroll only those patients who meet predefined tumor uptake and dosimetry standards and are therefore more likely to respond to treatment. We believe this strategy will allow us to enrich the patient population of our clinical trials and enable the use of a precision medicine approach for the treatment of multiple tumor types.

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Continue to strengthen and scale our internal manufacturing capabilities. We believe the quality, reliability and scalability of the manufacturing process for our product candidates will be a core competitive advantage and better enable our long-term success. We currently leverage the manufacturing expertise and experience of the CPDC and we have developed a supply chain to receive 225Ac from producers, such as the U.S. Department of Energy, or the DoE, assemble and manufacture the finished radiopharmaceuticals with our proprietary Fast-Clear linker and targeting antibody and have the capability to supply the finished product candidates to global clinical sites, including those in Canada and the United States. We plan to continue to invest resources to further develop our internal manufacturing process and capabilities.

Background of Radiation-Based Therapies and Radiopharmaceuticals

External beam radiation, or ExB, is one of the most widely used treatments for cancer, with approximately 50% of all cancer patients receiving radiation therapy during the course of treatment. To deliver ExB, a radiation therapy device is used to aim a beam of ionizing radiation into the tumor to kill cancer cells. Based on advances in radiation technology, ExB is highly effective in killing cancer cells and this treatment modality contributes towards approximately 40% of curative treatment for cancer. However, despite the successes of ExB treatment, only a limited number of sites in the body can be irradiated at any time by this treatment due to the off-target effects of radiation that can damage normal tissues. In addition, not all types of cancers can be treated with ExB, as certain organs or tumor types may be difficult to access with radiation beams. As a result, ExB use has generally been restricted to treating localized tumors and is not typically used as a monotherapy to treat patients who have metastatic disease.

Evolution of Radiopharmaceuticals

Radiopharmaceuticals have been developed as a way to precisely apply the tumor-killing power of radiation to a wider array of cancers, including for patients who have metastatic disease. Radiopharmaceuticals are drugs that contain medical isotopes, which are unstable elements that emit radiation and can be used to diagnose and treat cancers. To create radiopharmaceuticals, radiation emitting medical isotopes are typically attached to targeting molecules and administered via intravenous injection. Once administered, the radiopharmaceuticals selectively target tumor antigens that are unique to, or preferentially expressed on, cancer cells throughout the body. Currently available targeted radiopharmaceuticals have demonstrated the ability to simultaneously bind to and kill multiple tumors.

Alpha vs. Beta Radiopharmaceuticals

There are two main classes of therapeutic radiopharmaceuticals, which differ based on the types of particles that are emitted—those based on beta emitting isotopes and those based on alpha emitting isotopes. Historically, due to the readily available supply of beta emitting isotopes and the better understanding of their chemistry and biology, they were more widely used than alpha emitting isotopes. As a result, first-generation targeted therapeutic radiopharmaceuticals were based on beta emitting isotopes, which kill cancer cells primarily by creating free radicals that damage cellular machinery and cause single-stranded DNA breaks, which can be repaired by the cell. As a result, certain cancers are refractory to beta particle-based radiopharmaceutical treatment. Products based on beta emitting isotopes have been developed successfully, but as the development of radiopharmaceuticals continued to evolve, a deeper understanding of the potential of alpha emitting isotopes for treating cancer has emerged.

Compared to beta particles, alpha particles cause greater physical damage to cancer cells, including multiple double-stranded DNA breaks, for which there is no viable resistance mechanism, unlike in the case of single-stranded DNA breaks. Double-stranded DNA breaks are highly lethal, with even a single double-stranded break being sufficient to cause cancer cell death. Alpha particles are 8,000 times larger than beta particles with an approximately 4,000-fold higher energy transfer rate, providing alpha particles with the advantage of depositing a high amount of tumor-killing energy over a short distance of one to two cells, compared to the relatively long distance of up to 12 mm for beta particles. The amount of energy produced by alpha particles is high enough such that only a small number of alpha particles are required to cause cell death. This feature, when combined with their short path length, enables alpha particles to cause damage only to cancer cells in close proximity, reducing the risk of off-target radiation and normal cell damage that can occur with beta particles. However, because of the short travel distance, alpha particles need to be delivered into or on the surface of tumor cells to achieve the desired therapeutic effect.

The graphic below illustrates a comparison of the key differences between beta particles and alpha particles.

*	Molecule size and arrows representing travel distance shown for illustrative purposes only and not drawn to scale.

Commercially Available Radiopharmaceuticals

Two of the earliest antibody targeted radiopharmaceuticals, Bexxar and Zevalin, are beta emitting therapies for the treatment of CD20 positive lymphomas. Despite receiving approval from the U.S. Food and Drug Administration, or FDA, Bexxar and Zevalin proved difficult to handle commercially and required specialized rooms for administration, which limited the number of sites that could deliver the treatment and market acceptance of the therapies. Usage of Bexxar and Zevalin was also hampered by supply chain issues, including the need for some on-site production and handling, and reimbursement challenges due to the logistics of medical oncologists having to manage the patients while nuclear medicine physicians administered the therapies. These challenges limited the commercial success of these first-generation radiopharmaceuticals.

Since that time, next-generation radiopharmaceuticals have been developed and approved. The first and only approved alpha emitting therapy is Xofigo, a salt of radium that naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of bone metastases associated with prostate cancer. Unlike some of the first-generation targeted radiopharmaceutical therapies, Xofigo utilizes centralized manufacturing, can be administered in typical oncology suites and has overcome reimbursement challenges. In addition, the approval and demonstrated efficacy of Xofigo show that alpha emitting therapies can be a safe and effective way to eradicate cancer cells. Despite Xofigo’s use being limited to its approved label due to its inability to be robustly connected to a targeting molecule, Xofigo has been widely adopted and used in over 1,100 sites in the U.S. alone, with estimated worldwide sales of approximately $350 million in 2019. Another next-generation targeted radiopharmaceutical therapy that has been recently approved is Lutathera, a beta emitting therapy. Since its approval in 2018, annual worldwide sales of Lutathera reached $441 million in 2019, despite only being approved recently and for only a subset of neuroendocrine cancers.

Our Targeted Alpha Therapies Platform and Fast-Clear Linker Technology

Overview

We believe that we can build on Xofigo’s proven mechanism of action as an alpha emitting therapy and Lutathera’s initial commercial success as a targeted radiopharmaceutical. We are developing the next generation of precision oncology TATs that have the potential to treat a large population of cancer patients across multiple tumor types, including those with metastatic disease. By leveraging our proprietary TAT platform, we aim to develop alpha emitting radiopharmaceuticals that can be attached to targeting molecules to deliver the radioactive payload directly to difficult to treat tumors. The foundation of our TAT platform is our Fast-Clear linker technology, which is designed to enable us to connect our alpha emitting isotope of choice, 225Ac, to a desired targeting molecule to deliver radiation directly to cancer cells. Unlike commercially available linkers, our proprietary Fast-Clear linker has shown in preclinical studies the differentiated ability to promote enhanced clearance of the non-tumor localized 225Ac payload without sacrificing the uptake of the alpha particle into the tumor. Rapid clearance of the alpha emitting isotope from normal tissues is important to enhance tolerability and widen the therapeutic window of our product candidates. In addition to our Fast-Clear linker technology, our TAT platform is underpinned by our research and insights into the underlying biology of alpha emitting radiopharmaceuticals as well as our capabilities in target identification, candidate generation, manufacturing and supply chain and development of imaging diagnostics.

As depicted in the figure below, our platform generates TATs that are comprised of three components: (i) a targeting molecule such as a monoclonal antibody or other delivery vehicle that is designed to selectively target antigens that are unique to, or preferentially expressed on, cancer cells throughout the body; (ii) the alpha emitting medical isotope 225Ac designed to kill cancer cells; and (iii) our proprietary Fast-Clear linker that attaches the targeting molecule to the radioactive payload.

We utilized our TAT platform to discover, design and develop our lead program, FPI-1434, which is currently in an ongoing Phase 1 clinical trial, and we plan to continue to leverage our platform to assess the potential of and develop multiple additional pipeline programs, including FPI-1966.

We believe that our TAT platform and product candidates, if approved, could provide several potential advantages over currently available radiopharmaceuticals, including:

•	enhanced tumor-killing power by using alpha particle radiation;

•	ability to use multiple targets and classes of targeting molecules;

•	broad applicability across multiple tumor types;

•	increased tolerability and therapeutic window associated with our Fast-Clear linker;

•	exploitation of multiple mechanisms of action, including direct DNA damage and an alpha particle-mediated enhanced anti-tumor immune response;

•	an established manufacturing process and supply chain; and

•	ability to use imaging diagnostics to enrich our targeted patient populations.

Our TAT Platform

Fast-Clear Linker Technology

In order to maximize the potential clinical benefit of radiopharmaceuticals to patients and minimize potential toxicity issues, we believe that TATs must selectively localize and remain within the tumor while the portions of the TAT that are not localized within the tumor are rapidly cleared from the body. Over nearly a decade of work at CPDC, we developed our proprietary Fast-Clear linker technology to enable the delivery of isotopes to tumor cells while simultaneously promoting enhanced clearance of the non-tumor localized isotopes. When our TATs are metabolized outside of cancer cells, the Fast-Clear linker, unlike standard commercial linkers, is designed to rapidly clear from the body along with any isotopes bound to the linker. We believe that our linker’s ability to promote clearance without compromising the tumor’s uptake of the alpha particle overcomes a longstanding challenge of radiopharmaceutical drug development.

As shown in the image below, our Fast-Clear linker has been observed in preclinical studies to clear 3.1 times the amount of non-tumor localized radiopharmaceuticals compared to the most widely used commercial linker, reducing radiation exposure to normal tissue. In our preclinical studies, we administered mice (n=5 in each dose group or vehicle group) with either an analogue of FPI-1434 or a radioimmunoconjugate utilizing a commercially available linker. Over a seven-day observation period following administration, we measured the amount of radioactivity excreted in the mice urine and feces to determine the amount of non-tumor localized radiopharmaceuticals cleared. We believe the ability of our Fast-Clear linker to clear more non-tumor localized radiopharmaceuticals than commercial linkers could widen the therapeutic window of our product candidates.

Fast-Clear Linker Promoted Enhanced Clearance of Non-Tumor Localized Radiopharmaceuticals

Our Fast-Clear linker is designed to be connected to several major classes of targeting molecules, as demonstrated in our preclinical studies. While our initial product candidates employ the same linker, we have developed a proprietary library of Fast-Clear linkers with distinct properties that may be used for future radiopharmaceutical candidates.

Our Choice of Alpha Emitter—Actinium-225

Although there are many alpha emitting isotopes, we believe that the ideal therapeutic isotope should emit multiple alpha particles in rapid succession in order to maximize damage to cancer cells and increase efficacy, while having a half-life long enough to allow for central manufacturing and distribution of products to clinical sites in a ready-to-use form. We are developing our TATs with 225Ac due to its unique decay chain and half-life properties. In particular, the 225Ac decay chain gives off four alpha emissions in rapid succession, maximizing the damage to the DNA of tumor cells before ultimately becoming a non-radioactive isotope. 225Ac has a half-life of 10 days, which we believe is the ideal window to allow for centralized manufacturing and distribution. Although some other alpha emitting isotopes, such as thorium-227, also have longer half-lives, 225Ac benefits from a more rapid decay profile that maximizes the energy density inside the cancer cell, which we believe enhances tumor-killing power. Other alpha emitting isotopes, such as lead-212, have shorter half-lives and decay in several hours, which causes centralized manufacturing and commercial distribution challenges.

Alpha particles kill tumors through multiple mechanisms. The primary mechanism of action is direct cell damage through the induction of multiple double-stranded DNA breaks. As alpha particles traverse the nucleus of a cell, they create a linear track of direct chromosomal damage, leaving behind multiple clusters of double-stranded DNA breaks. These direct alpha particle hits induce cell kill up to a distance of 100 µm, which is equal to a depth of a few cells. A secondary mechanism, which would expand effective direct cell kill range of the alpha particle, is referred to as the Bystander Effect. This effect has been shown to be as significant to the overall efficacy in killing cancer cells as the direct DNA breaks. The Bystander Effect has been shown to propagate alpha particle-induced cell death from irradiated dying cells to kill adjacent non-irradiated cells up to 1,000 µm away in a three-dimensional solid tumor model. In addition to these two mechanisms of action, in preclinical studies, we also observed that the tumor cell death mediated by 225Ac caused the release of tumor antigens, which were picked up by antigen-presenting cells and led to the induction of antigen-specific CD8+ T cells. We believe these CD8+ T cells can attack other tumors expressing the same antigen, even if those tumors do not express the receptor target of the targeting antibody of the TAT. In our preclinical studies, we observed that this third mechanism created a vaccine effect that prevented the regrowth of tumors upon re-challenge.

Our Chemistry and Biology Expertise with Actinium-225

We believe that our experience working with alpha emitting radiopharmaceuticals may position us to build on the success of currently approved radiopharmaceuticals by utilizing 225Ac and its advantages to develop next-generation radiopharmaceutical therapies. 225Ac has complex chemistry and requires extensive experience and expertise to develop and properly characterize 225Ac radiopharmaceuticals with the required tumor targeting, shelf-life, in vivo stability and potential for commercial-scale manufacturing. For example, the high energy emitted from 225Ac can cause product candidates to prematurely degrade. We believe we have the experience and know-how to develop molecules and formulations of 225Ac to maximize the shelf-life of our product candidates and allow for centralized production and distribution. In addition to a deep understanding of the chemistry of 225Ac, we have differentiated knowledge of the underlying biology of 225Ac and its mechanisms of directly damaging the DNA of tumors through single and double-stranded DNA breaks, causing the Bystander Effect and using the immune system’s adaptive response function to attack non-target expressing tumors in order to stimulate a vaccine effect.

Our Selection of Targets and Targeting Molecules

Our Fast-Clear linker is designed to be connected to several major classes of targeting molecules, including antibodies and other delivery vehicles. Our initial approach has been to in-license antibodies that have been in clinical development and have demonstrated the ability to localize in tumor cells with favorable tolerability data. We believe that the addition of an alpha emitting isotope to these types of antibodies can render the antibodies more potent than when they were used as protein-only therapies or as antibody drug conjugates, or ADCs. When these antibodies are used as the targeting molecule for a TAT, only a small amount of protein is required. In previous clinical trials, the naked antibody was administered at dose levels of protein ranging from 3 mg/kg to 24 mg/kg whereas in our ongoing Phase 1 clinical trial, we are administering FPI-1434 at significantly lower dose levels of protein ranging from 0.007 mg/kg to 0.013 mg/kg. We believe these low levels make it possible to avoid down regulation of the target and toxicity issues that may have been associated with higher doses of these antibodies when used as protein-only therapies or ADCs. This creates an extensive pool of potential targets and targeting molecule candidates from which to develop novel TATs, including: (i) molecules with good tumor cell targeting but poor efficacy, (ii) molecules with good efficacy but poor safety profiles and (iii) life-cycle management opportunities for commercially available molecules. Potential candidates can come from discontinued programs, novel molecules currently in development, approved molecules or other proprietary agents.

We have developed a proprietary algorithm to identify targeting molecules and their targets that we believe would make ideal TATs. The factors that we consider in choosing targeting molecules include expression levels of target receptors on tumors versus normal tissues, accessibility, rapidly internalizing receptors to concentrate alpha particles inside tumor cells, clinical need and the size of the addressable market. To date, we have identified a list of 20 priority tumor antigens that we believe represent viable opportunities to develop into novel TATs when used in conjunction with our platform as a way to expand our pipeline of next-generation precision alpha emitting radiopharmaceuticals.

Candidate Generation

Our TAT platform has the ability to rapidly generate potential product candidates for testing in a reproducible manner. We begin the assessment of a potential targeting molecule by first adding one of our Fast-Clear linkers to the antibody. Following characterization, our radiochemistry team uses established procedures to label the molecule with a radioisotope and evaluate whether the addition of the Fast-Clear linker does not affect the binding affinity and biological function of the antibody. Once confirmed, we perform biodistribution studies in human tumor xenograft models to assess uptake of the radioisotope in the tumor versus normal tissues. This is followed by preliminary preclinical efficacy studies using the 225Ac radiolabeled version of the antibody to assess whether the TAT should be advanced to longer term preclinical efficacy and toxicity studies. It typically takes six to nine months from the receipt of a targeting molecule to the commencement of studies enabling an IND that includes the evaluation of different doses and dose schedules in a variety of tumor types, as well as dosimetry and toxicity studies. The graphic below illustrates our candidate generation process.

Manufacturing and Supply Chain Capabilities

We were founded to advance certain intellectual property relating to radiopharmaceuticals that had been developed by CPDC, which was founded 12 years ago and which we believe is a recognized leader and a national center of excellence in the field of radiopharmaceutical manufacturing. We have retained access to CPDC’s infrastructure and capabilities under a preferred master services agreement. We have developed a supply chain to receive 225Ac from producers, such as the DoE, assemble and manufacture the finished radiopharmaceutical candidates by connecting the 225Ac to the targeting antibody with our proprietary Fast-Clear linkers and have the ability to supply the finished product candidates to global clinical sites, including those in Canada and the United States. We also have internal manufacturing expertise, which facilitates rapid tech transfer to other third-party manufacturers, and extensive experience in managing the full supply chain for radiopharmaceuticals.

Imaging Diagnostics

For each of our product candidates, we create an imaging analogue that utilizes the same linker and targeting molecule but replaces 225Ac with the commercially used radioactive imaging isotope 111In. This allows us to assess uptake of the imaging analogue into the targeted tumor and to determine radiation doses to key organs. The imaging analogue versions of our product candidates are leveraged in both preclinical and clinical development and are used to enrich the patient population in our clinical trials by identifying the patients and tumor types more likely to respond to therapy.

Our Programs

FPI-1434: A Targeted Alpha Therapy Targeting IGF-1R

Overview

Our lead product candidate, FPI-1434, is designed to target IGF-1R, a transmembrane receptor tyrosine kinase that is overexpressed in multiple types of common solid tumors, including ovarian, sarcoma, head and neck, prostate, non-small cell lung, colorectal and liver cancers, as shown in the table below, making it a potentially attractive target for cancer therapies. The overexpression of IGF-1R is associated with faster disease progression, poor prognosis, metastasis and resistance to chemotherapy. IGF-1R is a well-established tumor target, but historical attempts to suppress tumor growth or enhance the effectiveness of chemotherapies by inhibiting the IGF-1R signaling pathway were unsuccessful in the clinic. Previous development of therapeutics focused on blocking the IGF-1R signaling pathway with an anti-IGF-1R antibody, either directly or through its downstream effectors. The development of these product candidates was hampered by limited efficacy, due to a variety of factors, including the tumor’s ability to upregulate compensatory growth mechanisms. For FPI-1434, we have designed the product candidate to rely on the IGF-1R antibody only as a way to identify and deliver our alpha emitting payload to the tumor, and the mechanism of action does not depend on the IGF-1R signaling pathway to kill the tumor.

Prevalence of IGF-1R Expression in Tumor Types

Tumor Type	% of Patients with IGF-1R Expression
Ovarian	100%
Bladder	100%
Sarcomas	90%
Head and Neck	62%
Prostate	62%
NSCLC	59%
Pancreatic	57%
Colorectal	50%
Liver	50%
Breast	47%
Small Cell Lung	43%
Esophagus	40%
Renal	36%
ACC	36%

We designed FPI-1434 to target and deliver an alpha emitting isotope to cancer cells expressing IGF-1R. FPI-1434 is designed to utilize our Fast-Clear linker to connect a human monoclonal antibody that targets IGF-1R with 225Ac. In selecting our targeting molecule for FPI-1434, we analyzed a variety of available IGF-1R antibodies to evaluate their potential as delivery vehicles for 225Ac, including key properties such as selectivity, binding affinity and toxicity profile. After analyzing each candidate, we in-licensed AVE-1642, an antibody from Immunogen, Inc., or Immunogen, that had previously been evaluated in Phase 2 clinical trials in collaboration with Sanofi S.A., as both a monotherapy and combination therapy, in a variety of IGF-1R positive tumors. Approximately 140 patients received AVE-1642 in clinical trials. Although the antibody was observed to be well-tolerated with positive pharmacokinetic and pharmacodynamic data, it failed to demonstrate sufficient positive therapeutic efficacy and further development was terminated. Because we are utilizing the antibody only as a way to identify and deliver the 225Ac payload into the tumor and the mechanism of action of FPI-1434 does not depend on the IGF-1R signaling pathway to kill the tumor, we do not believe that the lack of efficacy observed for the antibody itself in previous trials will impact the potential anti-tumor activity of FPI-1434.

In our preclinical studies, we observed that FPI-1434 penetrated solid tumors, delivered the alpha particle to the tumor site and created dose-dependent double-stranded DNA breaks. We are currently evaluating FPI-1434 as a monotherapy in the dose escalation portion of a Phase 1 clinical trial in patients with IGF-1R positive solid tumors to assess its safety, tolerability and pharmacokinetics as well as to identify the MTD and potentially the recommended Phase 2 dose. As part of the screening process, patients are administered the imaging analogue of FPI-1434, which replaces 225Ac with a radioactive imaging isotope while retaining the same Fast-Clear linker and targeting antibody, and only those who meet predefined tumor uptake and dosimetry standards are advanced to receive treatment in the trial. We plan to report initial data from the dose escalation portion of this trial approximately three to six months after we fully resume clinical activities following operating disruptions caused by COVID-19.

FPI-1434 as a Monotherapy

Overview of Preclinical Development

In preclinical studies, FPI-1434 was able to cause tumor regression in a dose-dependent manner by delivering 225Ac to the tumor site and creating multiple double-stranded DNA breaks. At higher doses, FPI-1434 was able to eradicate tumors with a single dose. Our targeting antibody was able to deliver 225Ac to the tumor site and create multiple double-stranded DNA breaks that increased over time and were pervasive throughout the tumor. An imaging analogue of FPI-1434 was able to bind with high selectivity to its target in a variety of different tumor types, and in a manner that was approximately proportional to the amount of target expressed on the surface of cancer cells. In addition, there was no noticeable effect observed in our preclinical studies on the biological function of the antibody as a result of connecting the naked antibody to 225Ac with our Fast-Clear linker to form FPI-1434. We believe that the data generated from these preclinical studies demonstrates the potential of FPI-1434 as a monotherapy for the treatment of a variety of cancers.

Preclinical Studies of FPI-1434

We evaluated the anti-tumor activity of FPI-1434 using mouse models of prostate, lung and colorectal cancer. In these studies, tumors were established in immunodeficient mice by injecting human tumor cells and allowing them to grow for a minimum of seven days to approximately 200 mm3 before dosing with either FPI-1434 or a sodium acetate solution serving as vehicle. FPI-1434 was administered across a dose range of 92.5 to 1,110 kilobecquerel per kilogram, or kBq/kg (n=5 in each dose group or vehicle group). Typically, these studies were conducted for approximately 28 days, with some studies continuing for up to 180 days to evaluate long-term survival and anti-tumor activity. As shown in the figures below, in each model, we observed that FPI-1434 suppressed tumor growth at lower doses and caused tumor regression at higher doses.

Preclinical Anti-Tumor Activity of FPI-1434 in Various Cancer Models

In a separate study of a colorectal mouse model, tumors were allowed to grow to a starting volume of greater than 380 mm3 prior to dosing with either FPI-1434 or vehicle (n=5 in each dose group and vehicle group). As shown below, tumor regression was observed at doses of 370 kBq/kg and 740 kBq/kg, demonstrating preclinical anti-tumor activity of FPI-1434 against large solid tumors.

Preclinical Anti-Tumor Activity of FPI-1434 in Colorectal Cancer Model in Large Solid Tumors

In a separate preclinical study in a colorectal mouse model, we observed that when the targeting antibody of FPI-1434 was used alone as a naked IGF-1R antibody, referred to as FPI-1175, it did not have single dose efficacy at antibody doses of up to 40 mg/kg, which is more than 120-fold higher than the 0.33 mg/kg of antibody in the efficacious 740 kBq/kg dose of FPI-1434. We believe that this study supports the lack of efficacy seen with the antibody alone in prior clinical trials, and more importantly, supports our use of the antibody solely as a targeting molecule to deliver the 225Ac payload to the tumor site to kill cancer cells.

Comparison of FPI-1434 to Naked Antibody on Tumor Progression in Colorectal Cancer Model

In a separate long-term study in a colorectal cancer mouse model, we observed extended anti-tumor activity of FPI-1434 in mice that received a single dose of FPI-1434 at the 92.5 kBq/kg, 370 kBq/kg or 740 kBq/kg dose levels (n=5 in each dose group or vehicle group), as shown in the graphs below. A group of control mice were dosed with vehicle and tumor growth was monitored over 178 days. This study was an extended continuation of the above described single dose FPI-1434 study. FPI-1434 demonstrated suppression of tumor growth at the 92.5 kBq/kg dose and tumor regression was observed in the 370 kBq/kg and 740 kBq/kg dose groups, which continued for the duration of the study period. The control group had a median survival of 42 days post-treatment as compared to 66 days and 151 days for the 92.5 kBq/kg and 740 kBq/kg dose groups, respectively. Median survival of the 370 kBq/kg dose group remained undefined at study termination because some of the mice lived past the end of the study period. These differences in survival were statistically significant, with a p-value of less than 0.0001.

Effect of FPI-1434 on Survival Rates in Colorectal Cancer Mouse Model

Non-Human Primate Toxicity Study

In order to assess the potential toxicity of FPI-1434 before entering clinical trials, we conducted a non-human primate good laboratory practice, or GLP, toxicity study in which cynomolgus monkeys were administered one dose of control, 0.133 mg/kg of non-radiolabeled antibody conjugate or 9.25 kBq/kg, 37 kBq/kg or 147 kBq/kg of FPI-1434 via intravenous injection (n=3 males and 3 females in each group). One non-human primate in a mid-dose cohort was inadvertently administered a lower than intended dose. After dosing, all animals were observed for up to 26 weeks to assess the reversibility, persistence or delayed occurrence of effects.

FPI-1434-related hematology findings were generally consistent with the effects observed with approved radiopharmaceuticals, such as Xofigo and Lutathera, as well as ExB therapy when used on large areas, such as hips. In particular, we observed bone marrow suppression, which included decreased red blood cell mass, reticulocytes, platelets and white blood cells, across all FPI-1434 dose cohorts in a dose-dependent manner. All of these effects were partially to fully reversible by the end of the 6-month recovery period without intervention and generally resolved within two months. In light of the observed hematology effects, FPI-1434 was considered to be well-tolerated due to the general reversibility of the effects and the lack of impact on the health and well-being of the study animals.

FPI-1434-related histopathological findings were only observed at the highest FPI-1434 dose of 147 kBq/kg, which is approximately 20% greater than our planned maximum Phase 1 clinical trial single dose. These findings included severe atrophy of the testis and moderate to severe atrophy of the ovary, accompanied by secondary atrophic changes in uterus, cervix, vaginal epithelium and mammary glands. Several minimal to slight FPI-1434-related microscopic findings were also observed, including degeneration of the adrenal cortex at doses greater than or equal to 37 kBq/kg, inflammation of the stomach at the highest dose of 147 kBq/kg and splenic lymphoid depletion in females at the highest dose of 147 kBq/kg.

No FPI-1434-related mortality occurred in the study. We used the results of this toxicology study to design our Phase 1 dosing protocol, which is evaluating doses of FPI-1434 between 10 kBq/kg and 120 kBq/kg.

Ongoing Phase 1 Trial of FPI-1434

We are currently conducting a Phase 1, non-randomized, multi-center, open-label clinical trial in patients with solid tumors expressing IGF-1R to investigate the safety, tolerability and pharmacokinetics of FPI-1434 as well as to establish the MTD and potentially the recommended Phase 2 dose.

As part of the screening process for the trial, all patients are administered a single injection of 185 megabecquerel, or MBq, of FPI-1547, the imaging analogue of FPI-1434 which contains 111In instead of 225Ac, and SPECT and planar imaging is used to evaluate tumor uptake of the imaging isotope. In accordance with the trial protocol, patients that meet predefined uptake and dosimetry criteria for FPI-1547 are advanced into the trial and administered a single dose of FPI-1434 within approximately fourteen days of receiving the imaging analogue. Based on the findings from our preclinical safety studies, the protocol does not require patients to receive Spironolactone, a diuretic, in advance of receiving FPI-1434 to protect against potential kidney toxicity concerns. We plan to evaluate single escalating doses of 10 kBq/kg, 20 kBq/kg, 40 kBq/kg, 80 kBq/kg and 120 kBq/kg of FPI-1434 across five cohorts with two to six patients in each cohort and up to 30 patients in total. In each cohort, all patients will complete a 56-day dose-limiting toxicity, or DLT, observation period before the next cohort can be opened. A dose will be considered non-tolerated and dose escalation will cease if two or more of up to six evaluable patients experience a DLT at a given dose level. Once the non-tolerated dose is defined, the MTD may be confirmed at the previous dose-level below the non-tolerated dose or a cohort evaluating a dose between the non-tolerated dose and the last tolerated dose may be opened. All patients will receive PET-CT scans or a similar tumor assessment every eight weeks following the administration of FPI-1434 for the first six months and then every three months thereafter until disease progression or a new treatment is started. As part of the protocol, a patient may receive an additional dose of FPI-1434 if the investigator deems the patient is deriving clinical benefit. The diagram below provides an overview of the trial design.

To date, we have screened and administered a single injection of FPI-1547 to 12 patients. Four select examples of transaxial SPECT images from these patients are shown below. The colored portions in the lesions show uptake of FPI-1547 by the tumor, with the more brightly colored portions indicating higher uptake levels. Based on the results of the SPECT and planar imaging completed for each patient, we determined that all 12 patients met our predefined uptake and dosimetry criteria and 11 patients were advanced to receive FPI-1434. One patient did not advance to receive FPI-1434 due to progression of the underlying disease. Further, based on the dosimetry data from these 12 patients administered FPI-1547, we believe that the highest dose levels of FPI-1434 that we are evaluating in this clinical trial are likely to be below the maximum tolerated limits of radiation exposure to the kidneys, liver and lungs.

Images are from selected patients. Although all 12 patients dosed with FPI-1547 to date met our predefined uptake and dosimetry criteria, the levels of tumor uptake and dosimetry varied by patient. These images are not necessarily indicative of expected uptake and dosimetry for every patient.

In the first two cohorts of patients administered both FPI-1547 and FPI-1434, we assessed the plasma pharmacokinetics of these patients by measuring the total radioactivity of either indium-111 or actinium-225, respectively. We converted the radioactivity measurements to nanogram-equivalents of protein per gram of plasma to enable us to conduct the pharmacokinetic analysis. As shown below, the mean pharmacokinetic parameters suggest antibody-like distribution and an elimination half-life in the range of one to two days at the doses administered.

We have not yet observed any DLTs in the patients that continued on to receive FPI-1434. There have been no treatment-related serious adverse events reported. One patient experienced shortness of breath, dizziness and fatigue after receiving FPI-1547, which were assessed as Grade 2 per NCI-CTC criteria and deemed by the investigator to be related to the administration of FPI-1547, and one patient experienced low phosphorus, which was also assessed as a Grade 2 event. Treatment-related adverse events in patients receiving FPI-1434 include fatigue, thrombocytopenia, decreased white blood cell count/decreased neutrophils, decreased lymphocytes, nausea/intermittent nausea, vomiting/intermittent vomiting, abdominal pain, dizziness, dysgeusia, dyspnea, anemia, decreased appetite, low phosphorus and mucositis. All of the treatment-related adverse events were Grade 2 or lower. All of the patients in the first two cohorts have developed progressive disease and are no longer having disease assessment with PET-CT scans. These patients are now being followed on study for safety and survival, with the exception of three patients who have died due to progression of their disease. Three patients were enrolled in cohort 3 and received 40kBq/kg of FPI-1434. One patient has completed the DLT observation period and was found to have progressive disease following CT assessment at week eight. One patient is continuing follow-up on study and has not completed the DLT observation period. One patient discontinued study participation due to progressive disease before completing the DLT observation period and has been replaced by a fourth patient in this cohort, who received treatment with FPI-1434 in the first week of June 2020. We plan to report initial data from the dose escalation portion of this Phase 1 trial three to six months after we fully resume clinical activities following the clinical trial disruptions caused by COVID-19.

In one patient who went on to receive a second administration of FPI-1434, repeat imaging assessment was performed after the patient received a second infusion of FPI-1547. The repeat imaging with FPI-1547 did not show any change in initial dosimetry assessment. We believe that this early experience in combination with the initial FPI-1547 diagnostic assessment from all patients treated in Cohorts 1 and 2 supports the potential for repeat administration of FPI-1434 for multiple doses. A protocol amendment was submitted to the FDA to modify the protocol to enable us to evaluate the safety of administering multiple doses of FPI-1434 at dose levels of 75 kBq/kg and 100 kBq/kg within the ongoing Phase 1 trial. In the cohorts that receive multiple doses of FPI-1434, all patients will complete a 42-day DLT observation period before the next cohort can be opened. The protocol amendment also introduces a sub-study to assess the impact of administering the naked IGF-1R antibody in advance of administering FPI-1547 with respect to the biodistribution of FPI-1547. We believe that the addition of a small amount of naked IGF-1R antibody could potentially further improve the biodistribution of FPI-1434. Patients recruited to the imaging sub-study will be given the option to receive treatment with FPI-1434 after participating in the imaging portion of the sub-study. Due to the impact of COVID-19, we may not be able to enroll additional patient cohorts in our Phase 1 trial of FPI-1434 on our planned timelines due to disruptions at our clinical trial sites. At this time, we are currently unable to predict when we will be able to resume clinical activities. The multi-dosing portion of the IND was accepted by the FDA in May 2020, and as a result, we will not enroll the fourth or fifth cohorts for the single administration trial pursuant to the original protocol. We expect data from these cohorts approximately nine to eighteen months after we fully resume clinical activity.

Other Preclinical Studies of FPI-1434

In order to assess FPI-1434’s binding affinity to IGF-1R, including the impact of adding the linker to the naked antibody, we compared FPI-1434’s ability to inhibit the signaling function of IGF-1 as compared to the naked IGF-1R antibody. In preclinical studies, we observed that the conjugation of the naked antibody with our Fast-Clear linker and 225Ac to form FPI-1434 demonstrated little to no impact on the ability to inhibit IGF-1R function when compared to the naked antibody.

We also measured the in vitro binding affinity of [177Lu]-FPI-1427 in an A431 epidermoid carcinoma cell culture model, a model in which IGF-1R is highly expressed. [177Lu]-FPI-1427 is an analogue of FPI-1434 that uses the same Fast-Clear linker and targeting molecule, but a different radioactive isotope. We used Lutetium-177, or 177Lu, as the radioactive isotope given its ease of detection and lower propensity to cause cell death in this model as compared to 225Ac. In this study, we observed a high binding affinity of [177Lu]-FPI-1427 to IGF-1R expressed on tumor cells, measured by equilibrium dissociation constant, or Kd. We have observed similar results when 225Ac or 111In was used as the alpha isotope in place of 177Lu.

We also performed binding studies of FPI-1427 using a panel of different human cancer cell lines expressing varying levels of IGF-1R. As shown in the table below, all cell lines tested demonstrated high affinity binding with Kd measured in the low nanometer, or nM, range. In addition, we observed that the Bmax binding parameter, which we used to estimate the maximum level of target sites available for drug binding, correlated with the expression levels of IGF-1R we observed in the various cell lines. We believe that this data demonstrates that our TATs are capable of binding the IGF-1R target on a variety of different cancer cell types in vitro and that binding is approximately proportional to the amount of target expressed on the cell’s surface.

Binding Parameters of Different Human Cancer Cell Lines

Tumor Type	Cell Line	Kd (nM)	Bmax (fmol/mg)	Relative IGF-1R Expression
Epidermoid Carcinoma	A431	2.44	153.9	High
Non-small Cell Lung	H226	2.03	84.8	Intermediate
	A549	0.65	94.8	High
Pancreatic	MiaPaca-II	1.87	68.7	Intermediate
	BxPC3	2.94	50.7	Intermediate
Prostate	PC-3	3.56	23.2	Low
	Du-145	4.07	122.7	Intermediate
	LnCaP	1.69	105.4	Low

nM:	nanometer
fmol/mg:	femtomole per milligram

Preclinical Mechanisms of Action Studies

In order to evaluate the potential multiple mechanisms of action of FPI-1434, we conducted multiple preclinical studies to evaluate FPI-1434’s ability to kill cancer cells. In one study, we treated mice with colorectal tumors for 28 days with either a sodium acetate solution serving as vehicle, the naked IGF-1R antibody used in FPI-1434, referred to as FPI-1175, or single doses of 9.25 kBq/kg, 37 kBq/kg, 370 kBq/kg or 740 kBq/kg of FPI-1434. We observed tumor cell death resulting from dose-dependent double-stranded DNA breaks throughout the FPI-1434-treated tumors compared to a negligible amount of naturally-occurring double-stranded DNA breaks seen in the vehicle and FPI-1175 groups. As shown in the immunohistochemical staining below, double-stranded DNA breaks, as depicted by the darker colored (black-brown) stains, were both dose-dependent and persistent by 28 days post-dosing.

Dose-Dependent and Persistent Double-Stranded DNA Breaks in Colorectal Mouse Model

In a separate study, we assessed the kinetics of double-stranded DNA breaks in mice with colorectal tumors. Mice in this study received either a single 740 kBq/kg dose of FPI-1434 or vehicle and tumors were harvested at 24, 96 and 168 hours post-dosing. As shown in the images below, double-stranded DNA breaks were detectable 24 hours post-treatment in the FPI-1434-treated tumors and were found at high density throughout the entire tumor mass by 96 hours post-treatment. High density double-stranded DNA breaks were observed in all areas of the treated tumor containing live or dying cancer cells at 168 hours post-treatment, but not in necrotic or acellular tumor regions. A negligible amount of double-stranded DNA breaks was observed in the vehicle-treated mice.

Increased Density of Double-Stranded DNA Breaks Observed Over Time

FPI-1434 as a Combination Therapy

Overview of Combination with Immunotherapies

The rationale for the combination FPI-1434 with approved immunotherapies stems from the documented immune-stimulating properties of ExB and the benefits observed in the preclinical models of ExB in combination with immunotherapies. When radiation destroys tumor cells, it leads to the release of tumor-associated antigens and concomitant maturation of APCs. Mature APCs loaded with the newly acquired tumor antigens then travel to the secondary lymphoid organs where they present them to naïve T cells, triggering their activation, proliferation and trafficking to tumor sites, even in the absence of the targeted antigen. In preclinical studies, we observed a synergistic effect on tumor suppression when using FPI-1434 in combination with checkpoint inhibitors. Based on our preclinical combination studies, we believe that there is an opportunity to enhance the efficacy of approved checkpoint inhibitors in certain tumors by combining their use with FPI-1434 as well as the potential to move the use of FPI-1434 to earlier lines of therapy. In anticipation of filing an IND for these combination therapies, we are conducting additional preclinical studies of FPI-1434 in combination with approved checkpoint inhibitors to further assess the anti-tumor activity, dosing schedule and pharmacodynamics of the combinations. We plan to use the data gathered from these studies to support the initiation of a Phase 1 clinical trial of FPI-1434 in combination with approved checkpoint inhibitors. We expect to initiate a Phase 1 clinical trial for this combination approximately six to nine months after identifying the recommended Phase 2 dose for our ongoing monotherapy Phase 1 clinical trial of FPI-1434.

Preclinical Immunotherapy Combination Studies

In multiple preclinical studies, we evaluated the anti-tumor activity of combination therapies using FPI-1792, a murine version of the IGF-1R antibody connected to 225Ac through our Fast-Clear linker, with and without approved checkpoint inhibitors. In these studies, we used a syngeneic CT26 colon cancer model, which is considered to be moderately immunogenic. To evaluate anti-tumor activity, mice were subcutaneously implanted with CT26 cells and, once tumors reached 175 mm3, the mice were treated with either one injection of vehicle, three injections of an anti-CTLA-4 alone on days 1, 4 and 7, eight injections of an anti-PD-1 alone every 3-4 days, one injection of FPI-1792 alone or the respective combinations. We detected only transient and partial suppression of tumor growth in mice treated with either anti-PD-1 or anti-CTLA-4 alone as compared to the vehicle-treated controls. In mice that received FPI-1792 as a monotherapy, we observed a more pronounced and stable tumor growth suppression through day 28 than mice treated with either checkpoint inhibitor alone. In the combination groups, 13 out of 15 mice demonstrated tumor regression in excess of what was observed in the FPI-1792-only group at day 28.

To further investigate whether mice with regressing tumors would reject a secondary tumor formation, all of the surviving mice from the FPI-1792 monotherapy and combination groups in the study described above were re-challenged with CT26 cells at day 28, when there would be little to no effect remaining from the first administration of FPI-1792. Previously untreated mice were used as controls for this experiment. Neither the previously treated or untreated mice received any additional treatment during the re-challenge period. We observed that all of the untreated mice demonstrated exponential tumor growth, but rejection of the secondary tumor occurred in 13 out of 15 mice previously treated with either FPI-1792 alone or in combination with a checkpoint inhibitor, as shown below. We believe that the tumor rejection in the absence of continued treatment of the mice demonstrates that protective immunity was induced by treatment with FPI-1792. The results of this study also support the development of the potential alpha emitting therapy-mediated immune response, which we believe supports the potential of FPI-1434 to create a vaccination effect that synergizes with checkpoint inhibitors and leads to primary tumor shrinkage as well as secondary tumor rejection.

13 of 15 Animals Showed No Growth of a Secondary Tumor

To further evaluate the mechanism of action of FPI-1434 that we believe is responsible for the tumor suppression in re-challenged animals, we collected tissues from the control and combination therapy groups 14 days post-tumor re-challenge. Tumors were assessed for both T cell recruitment and presence of antigen-specific CD8+ T cells within the tumors. As shown in the graphs below, enumeration of antigen-specific CD8+ T cells in the tumor revealed a very high frequency of AH1+ cells, the tumor-associated antigen given off by dying tumors, in 30% to 70% of the treated mice as compared to 2% to 3% in the control mice. We believe these data suggest that treating the mice with FPI-1792 in combination with checkpoint inhibitors can break T cell tolerance and elicit a strong CD8+ T cell-mediated immune response that is able to reject tumors when re-challenged.

T Cell Recruitment and Antigen-Specific CD8+ T Cells in Tumors 14 Days after Tumor Re-Challenge

Overview of Combination with DDRIs

We are also exploring the potential of combining FPI-1434 with DDRIs such as PARP inhibitors. PARP is part of several cellular mechanisms that repair DNA damage, including single-stranded and double-stranded DNA breaks. In cancer patients with pre-existing genetic defects in double-stranded DNA break repair, such as BRCA1 or BRCA2 mutations in ovarian or breast cancer, the PARP pathway becomes a primary DNA repair system. In such patients, PARP inhibitors result in blockage of DNA repair, which causes cell death. Approved PARP inhibitors include olaparib, talazoparib and niraparib. We believe that using FPI-1434 in combination with a PARP inhibitor to inhibit repair of alpha particle mediated DNA damage may work synergistically to increase the lethal DNA damage load on treated tumors and potentially improve the tolerability profile. In addition, the combination has the potential to expand the current patient population addressed by PARP inhibitors, which generally require the presence of a specific mutation such as BRCA1 or BRCA2, to include patients without pre-existing mutations. We are conducting additional preclinical studies of FPI-1434 in combination with DDRIs, such as approved PARP inhibitors, to further assess the anti-tumor activity, dosing schedule and pharmacodynamics of the combinations. We plan to use the data gathered from these studies to support the initiation of a Phase 1 clinical trial of FPI-1434 in combination with approved PARP inhibitors. We expect to initiate a Phase 1 clinical trial for this combination approximately six to nine months after identifying the recommended Phase 2 dose for our ongoing monotherapy Phase 1 clinical trial of FPI-1434.

Preclinical PARP Inhibitor Combination Studies

In multiple preclinical studies, we have evaluated potential synergies between FPI-1434 and olaparib using preclinical tumor models with no pre-existing mutations in DNA repair and have observed that olaparib in combination with FPI-1434 can provide benefits where DNA damage is being generated directly by FPI-1434.

In one study, we evaluated nontherapeutic doses of 37 kBq/kg of FPI-1434 and 25 mg/kg of olaparib in a preclinical colorectal tumor model (n=5 in each dose group or vehicle group). A single dose of FPI-1434 was administered on day zero and olaparib was dosed on days 1 and 2 and thereafter on a five days on, two days off cycle for the remainder of the 30-day treatment period. Despite the non-therapeutic doses of each therapy used, the combination of the two nontherapeutic doses had a strong synergistic effect and inhibited tumor growth during the 47-day study period. We observed that olaparib in combination with FPI-1434 can provide additional therapeutic benefits where DNA damage is being generated directly by FPI-1434, even in the absence of a pre-existing mutation.

Relative Tumor Volume in Colorectal Mouse Model

Similar results were seen in a non-small cell lung cancer model, suggesting that the mechanism can be applied to multiple tumor types where mutations in DNA repair are absent. In both models, we observed that the strongest combination effect appeared to occur at the lower single agent doses, supporting our hypothesis that the addition of PARP inhibition may allow for efficacy at lower doses of FPI-1434. We believe that these data support the evaluation of a PARP inhibitor plus FPI-1434 combination therapy in the clinical setting.

Overview of FPI-1966 and Earlier-Stage Pipeline

In addition to FPI-1434, we are leveraging our TAT platform to progress our earlier-stage product candidates, including FPI-1966, into preclinical development. We designed FPI-1966 to target and deliver 225Ac to tumor sites expressing FGFR3, a protein that is overexpressed in head and neck and bladder cancers. FPI-1966 utilizes our Fast-Clear linker to connect a human monoclonal antibody that targets FGFR3 with 225Ac. We acquired the rights to vofatamab from Rainier Therapeutics, Inc. (f/k/a BioClin Therapeutics, Inc.), or Rainier, who had licensed the molecule from Genentech. Rainier had previously evaluated vofatamab as a therapeutic agent in a Phase 1b/2 trial in combination with pembrolizumab, an immune checkpoint inhibitor, to determine safety, tolerability and preliminary efficacy in the treatment of patients with locally advanced or metastatic bladder cancer. Although the antibody was observed to be well-tolerated, it failed to demonstrate sufficient positive therapeutic efficacy to warrant further development. Because we are utilizing the antibody only as a way to identify and deliver the 225Ac payload into the tumor and the mechanism of action of FPI-1966 has been observed in our preclinical studies not to depend on the FGFR3 signaling pathway to kill the tumor, we do not believe that the lack of sufficient efficacy observed for the antibody itself in previous trials will impact the potential anti-tumor activity of FPI-1966.

Subject to the submission of an IND and authorization to proceed from the FDA, we expect to submit an IND for FPI-1966 approximately six to twelve months following after we fully resume preclinical activities. To further expand our pipeline, we have in-licensed, and are continuing to in-license, additional targeting molecules for the development of TATs that are in various stages of discovery and preclinical development.

Relationship with CPDC

We were founded in 2014 to advance certain intellectual property relating to radiopharmaceuticals that had been developed by CPDC. We believe CPDC is a recognized leader in the field of radiopharmaceutical manufacturing. CPDC has funded status as a Centre of Excellence for Commercialization Research under the Canadian federal government’s Centres of Excellence for Commercialization and Research (CECR) program.

Following the time of our incorporation, some of our non-voting common shares were allocated to certain CPDC employees. CPDC continues to hold those shares in trust for those employees.

CPDC continues to hold 1,657,579 of our common shares, either directly or in trust for employees. We are also party to a Master Services Agreement and Supply Agreement with CPDC, pursuant to which CPDC provides products and services to us, including preclinical and manufacturing services, administrative support services, access to laboratory facilities and laboratory technicians and products for human safety and efficacy clinical trials. See “Certain Relationships and Related Person Transactions.”

Manufacturing and Supply

We currently do not own or operate any manufacturing facilities.

For clinical supply, we use third-party contract manufacturing organizations, or CMOs, who comply with the FDA’s current good manufacturing practices, or cGMP, for the manufacture of our drug substance, in particular, our targeting antibodies. We currently produce our proprietary Fast-Clear linkers in house. However, prior to registrational clinical trials, we plan to transition the manufacturing of our Fast-Clear linkers to a CMO. Currently, we contract with the DoE to supply us with 225Ac and are exploring other potential sources for 225Ac. We currently rely on the CPDC to receive the components of our TATs and to assemble and manufacture the finished TATs pursuant to a Master Services Agreement. CPDC then delivers the finished product candidates to global clinical sites, including those in Canada and the United States. We are in the process of establishing Cardinal Health as a secondary manufacturer to CPDC of our TAT product candidates. Although we may ultimately establish our own drug product manufacturing facility, we expect to rely on third parties for our manufacturing processes and the production of all clinical supply in the near term.

Competition

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. We face substantial potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

In addition to the current standard of care for patients, commercial and academic clinical trials are being pursued by a number of parties in the field of radiopharmaceuticals. Early results from these trials have fueled continued interest in radiopharmaceuticals, which is being pursued by several biotechnology companies as well as by large pharmaceutical companies.

We consider our most direct competitors to be companies developing targeted alpha radiopharmaceuticals for the treatment of cancer. There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Bayer AG, or Bayer, Novartis AG, or Novartis, Actinium Pharmaceuticals, Inc., RadioMedix, Inc, Orano Med and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including Radium-223, 225Ac and Thorium-227. The first and only approved alpha particle-based therapy is Bayer’s Xofigo, a salt of radium that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of bone metastases associated with prostate cancer.

There are several companies with approved beta-based radiopharmaceuticals, including Progenics Pharmaceuticals, Inc., Novartis, Bayer and Q BioMed Inc. The beta emitting isotopes used by these companies include Iodine-131, Lutetium-177, Strontium-89 and Yttrium-90. A recently approved beta particle-based radiopharmaceutical is Novartis’ Lutathera, which was approved in 2018 for the treatment of patients with somatostatin receptor-positive gastroenteropancreatic neuroendocrine cancers. There are other beta particle-based radiopharmaceuticals in various stages of clinical development by companies including Novartis AG, Ipsen S.A., Y-mAbs Therapeutics, Inc. and Clovis Oncology, Inc.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or with a more favorable label than our product candidates. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of imaging diagnostics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Our success depends, in part, on our ability to obtain and maintain intellectual property protection for our platform technology, product candidates and know-how, to defend and enforce our intellectual property rights, in particular, our patent rights, to preserve the confidentiality of our know-how and trade secrets and to operate without infringing the proprietary rights of others. We seek to protect our product candidates and technologies by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing of third-party intellectual property to develop and maintain our proprietary position. We, or our collaborators and licensors, file patent applications directed to our key product candidates in an effort to establish intellectual property positions to protect our product candidates as well as uses of our product candidates for the prevention and/or treatment of diseases.

As of April 3, 2020, our patent estate that we own and in-licensed includes over four issued U.S. patents, over 10 pending U.S. patent applications, over 20 issued foreign patents, over 65 pending foreign patent applications and three pending international Patent Cooperation Treaty, or PCT, applications.

Fast-Clear Linker Technology

We in-license a patent family with composition of matter and method claims directed to radioimmunoconjugates comprising chelating moieties, linkers and targeting moieties, including antibodies. Patent applications are pending in the United States and various foreign jurisdictions and regions including Australia, Canada, China, Eurasia, Europe, Israel, India, Japan, Singapore, and South Africa. Patent applications in this family, if issued, are expected to expire in May 2038, without taking potential patent term extensions into account.

Specific Product Candidates

We in-license a patent family with composition of matter and methods of use claims covering FPI-1434 and its use, with patent applications pending in the United States, and various other foreign jurisdictions and regions including Australia, Canada, China, Eurasia, Europe, Israel, India, Japan, Singapore and South Africa. Patent applications in this family, if issued, are expected to expire in May 2038, without taking potential patent term extensions into account.

We also in-license an issued U.S. patent with composition of matter and methods of use claims covering FPI-1434 and its use, which is expected to expire in August 2037, without taking potential patent term extensions into account.

Specific Targeting Molecules

We in-license a patent family with composition of matter and methods of use claims directed to IGF-1R specific antibodies and their use, with patent applications pending in the United States and various other foreign jurisdictions and regions including Australia, Canada, China, Eurasia, Europe, Israel, India, Japan, Singapore, and South Africa. Patent applications in this family, if issued, are expected to expire in May 2038, without taking potential patent term extensions into account.

We in-licensed a patent family with composition of matter and methods of use claims directed to FGFR3 specific antibodies, which includes four issued U.S. patents, one pending U.S. patent application, over 20 granted foreign patents in various jurisdictions, including Australia, Canada, China, Europe, Israel, India, Japan, Mexico, Russia and South Africa, and over five pending foreign patent applications in various jurisdictions, including Europe, Thailand and Vietnam. Patents and patent applications, if issued, are expected to expire 2030, without taking potential patent terms extensions into account.

Combination Therapies

We own two pending international or PCT patent applications and two pending U.S. patent applications with method claims directed to our radioimmunoconjugates in combination with DNA damage repair inhibitors and checkpoint inhibitors. The U.S. patent applications, or patent applications claiming the benefit of the two PCT patent applications, if issued, are expected to expire in 2039, without taking potential patent terms extensions into account.

We own a patent family with method claims directed to administering an FGFR3 inhibitor in combination with a PD1 inhibitor with a pending U.S. patent application and over 12 pending foreign patent applications in various jurisdictions and regions including Australia, Canada, China, Europe, Israel, India, Japan, Korea and Singapore. Patent applications, if issued, are expected to expire in 2036, without taking potential patent terms extensions into account.

We own a patent family with method claims directed to administering an FGFR3 inhibitor in combination with a checkpoint inhibitor, which includes a pending U.S. patent application and a pending international or PCT application. The U.S. patent application or patent applications claiming the benefit of the PCT application, if issued, are expected to expire in 2040, without taking potential patent terms extensions into account.

We own a U.S. provisional patent application with method claims directed to treating cancer cell proliferation with our radioimmunoconjugates. Patent applications claiming priority to and the benefit of this U.S. provisional patent application, if granted, are expected to expire in 2041, without taking potential patent terms extensions into account.

Novel Chelates

We own a pending U.S. provisional patent application with composition of matter and method claims directed to our radioimmunoconjugates comprising hydroxypyridone (HOPO) chelates. Patent applications claiming priority to and the benefit of this U.S. provisional application, if issued, is expected to expire in 2041, without taking potential patent term extensions into account.

License Agreements

License Agreement with the Centre for Probe Development and Commercialization

In February 2017, we entered into a license agreement with the CPDC, or the CPDC License Agreement, pursuant to which we acquired a worldwide, exclusive license to (i) all of CPDC’s patents and patent applications throughout the world covering or relating to the technology owned or licensable by CPDC relating to its IGF-1R program and the associated novel linker technology, which we refer to as the CPDC Technology and (ii) all of CPDC’s technical information related to the CPDC Technology, including the right to sublicense any or all such rights to the CPDC Technology.

As consideration for the license, we paid CPDC a nominal fee. We are not required to pay CPDC any royalties or milestones for the use of the CPDC Technology.

The CPDC License Agreement will remain in effect until terminated. Either party may terminate the CPDC License Agreement in the event that the other party is in default of any of its obligation under the CPDC License Agreement and such default is not remedied within 60 days of receiving notice of such default.

License Agreement with ImmunoGen, Inc.

In December 2016, we entered into a license agreement with ImmunoGen, or the ImmunoGen License Agreement. Pursuant to the ImmunoGen License Agreement, we acquired a worldwide, exclusive, sublicensable royalty-bearing license to use, develop, manufacture, commercialize and otherwise exploit any radiopharmaceutical conjugate that includes or incorporates ImmunoGen’s monoclonal antibody that targets IGF-1R and the related amino acid sequence, and any antibody derived therefrom, including the naked antibody we utilize in FPI-1434, which we refer to as the ImmunoGen Product, for the treatment, prevention, diagnosis, control and maintenance of all diseases and disorders.

Pursuant to the ImmunoGen License Agreement, we will use commercially reasonable efforts to develop and seek regulatory approval for the ImmunoGen Product in the United States and in at least one of Canada, France, Germany, Italy, Japan, Spain or the United Kingdom. If regulatory approval is obtained, we are required to use commercially reasonable efforts to commercialize the ImmunoGen Product in each country where the regulatory approval is obtained. We will be solely responsible for the costs associated with development, manufacturing, regulatory approval and commercialization of any products.

After completion of any Phase 2 clinical trial of any product covered by the ImmunoGen License Agreement and upon the first to occur of (i) our undertaking of good faith efforts to identify potential licensees or collaborators to develop and commercialize any product covered by the ImmunoGen License Agreement or (ii) the delivery of data with respect to such Phase 2 clinical trial, ImmunoGen will have an exclusive right of first negotiation to obtain rights to develop or commercialize the product in North America, provided that neither party shall have the obligation to enter into such a license. If ImmunoGen does not exercise its option during the specified period, then we have the right to license the product for development or commercialization in North America to a third party. If ImmunoGen exercises its option, but we do not enter into any such license agreement, ImmunoGen’s right of first negotiation expires.

As initial consideration for the license, we paid ImmunoGen an upfront fee of $0.2 million. In addition, we will be required to pay ImmunoGen up to an aggregate of $15.0 million in specified development and regulatory milestones and up to $35.0 million in specified sales milestones. We are also obligated to pay ImmunoGen tiered, low to mid single-digit royalties of total worldwide sales of the ImmunoGen Product on a country-by-country basis. For product sales in the U.S., the royalty term will run for 10 years following the first commercial sale and, for product sales outside the U.S., the royalty term will run for five years following the first sale.

Unless earlier terminated, the ImmunoGen License Agreement will expire at the end of the last royalty period described above. Either party may terminate for the uncured breach by the other party and upon the other party filing for bankruptcy, reorganization, liquidation or receivership proceedings. In addition, until we receive regulatory approval of any product utilizing the ImmunoGen Product, we may terminate the agreement at any time upon 90 days’ prior written notice. Following receipt of regulatory approval, we may terminate the agreement at any time upon 180 days’ prior written notice to ImmunoGen.

Genentech License Agreement

Pursuant to the terms of the asset purchase agreement we entered into on March 10, 2020 with Rainier, or the Rainier Asset Purchase Agreement, we acquired substantially all the assets of Rainier in consideration for an upfront cash payment of $1.0 million, which was paid at the closing, or the Closing. Unless terminated pursuant to the terms of the Rainier Asset Purchase Agreement, which termination may not occur later than eight months following the Closing, or the Outside Date, we are obligated to pay Rainier an additional amount equal to $3.5 million and issue an aggregate of 313,359 of our common shares. If the Rainier Asset Purchase Agreement is not terminated by the Outside Date, we will be obligated to make aggregate payments to Rainier of up to $22.5 million and issue up to 156,679 of our non-voting common shares upon the achievement of specified development and regulatory milestones and of up to $42.0 million upon the achievement of specified sales milestones.

In the event we enter into a transaction with a non-affiliated party relating to the license or sale of substantially all our rights to develop vofatamab as a naked antibody, we will be required to pay Rainier a portion of the revenue from such transaction, in an amount ranging from 10% to 30%, based on how long after the Closing the transaction takes place.

The Rainier Asset Purchase Agreement may be terminated prior to the Outside Date upon 30 days’ notice by us to Rainier or upon the mutual consent of both parties. If the Rainier Asset Purchase Agreement is terminated prior to the Outside Date, we will cease to have any rights to vofatamab or the Genentech License Agreement (as defined below).

In connection with the Rainier Asset Purchase Agreement, in March 2020, we were assigned all of Rainier’s rights and obligations under an exclusive license agreement, dated December 26, 2012, between BioClin Therapeutics, Inc. and Genentech, Inc., or the Genentech License Agreement. Pursuant to the Genentech License Agreement, we have an exclusive, worldwide, sublicensable license to make, use, research, develop, sell and import certain intellectual property and technology of Genentech relating to vofatamab, an antibody targeted to FGFR3, and a mutant antibody thereof, or the Licensed Antibodies, including any products that contain a Licensed Antibody as an active ingredient, or Products.

Pursuant to the Genentech License Agreement, we are obligated to use commercially reasonable efforts to develop and commercialize at least one Product and we are solely responsible for the costs associated with the development, manufacturing, regulatory approval and commercialization of any Products. The manufacture of the antibody by any third-party CMO must be approved in advance by Genentech. Additionally, Genentech retains the right to use the Licensed Antibodies solely to research and develop molecules other than the Licensed Antibodies.

We are required to pay Genentech milestone payments of up to $44.0 million upon the achievement of specified sales milestones.

We are obligated to pay Genentech tiered royalties ranging from a mid single-digit percentage to a high single-digit percentage on worldwide net sales of Products containing the antibody (rather than the mutant antibody), and tiered royalties of a different mid to high single-digit range on worldwide net sales of Products containing the mutant antibody. For Products that are not covered by an enforceable patent in the country in which they are sold, we are obligated to pay a low single-digit royalty on sales in such country until the end of the royalty term. The royalty payments may be subject to deductions in the event we obtain a license under a third-party patent that covers the Licensed Antibody contained in the Product.

Our obligation to pay royalties begins on the date of first commercial sale of a Product and expires upon the later of 10 years or the date the Product is no longer covered by an enforceable patent.

Unless earlier terminated, the Genentech License Agreement will expire upon the expiration of all royalty and milestone payment obligations. Either party may terminate the Genentech License Agreement as follows: (i) if the other party is in material breach and such breach is not cured within 90 days of receiving notice thereof or (ii) in the event of specified insolvency events involving the other party. In addition, we may terminate the Genentech License Agreement for convenience upon 60 days’ prior written notice if we determine in our sole discretion that development or commercialization of Products is not economically or scientifically feasible or appropriate.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biological products, such as those developed from our Fast-Clear linker technology and any other product candidates we develop. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Biological Product Development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or the PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, license revocation, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates and any future biological product candidates we develop must be approved by the FDA through a biologics license application, or BLA, process before they may be legally marketed in the United States. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity and potency. The FDA review and approval process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an Institutional Review Board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of a BLA;

•	a determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

•	potential FDA audit of the clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies.

An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap or be combined.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the product candidate.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational biologic is, among other things, safe, pure and potent for its intended use, and whether the facility in which it is manufactured, processed, packed or held meets standards designed to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The BLA may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the investigational product to the satisfaction of FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2020, the user fee for an application requiring clinical data, such as a BLA, is $2,942,965. The sponsor of an approved BLA is also subject to an annual prescription drug program fee, which for fiscal year 2019 is $325,424. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accepting the BLA for filing. The FDA decides whether to accept a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data, pivotal Phase 3 clinical trial(s)

as well as other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation for a biologic must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a biologic can request the FDA to designate the product for fast track status any time before receiving BLA approval, but ideally no later than the pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis, or prevention of a serious or life-threating disease or condition compared to available therapies. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date.

A product candidate may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA generally requires that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Fast track designation, priority review, and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the biologic for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials as well as other clinical development programs.

Post-Marketing Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, product sampling and distribution, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. Prescription drug and biologic promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violations, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of post-approval problems with a product may result in restrictions on a product, manufacturer or holder of an approved BLA, including recall.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

Biosimilars and Exclusivity

An abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act. This amendment to the PHSA, in part, attempts to minimize duplicative testing. A recent federal district court ruling struck down the Affordable Care Act in its entirety. This decision means numerous reforms enacted as part of the Affordable Care Act, but not specifically related to health insurance, such as the BPCIA, are invalid as well. While the presidential administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. To date, the FDA has approved a number of biosimilars, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining its approach to reviewing and approving biosimilars.

Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, must be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA remains subject to significant uncertainty.

U.S. Healthcare Reform and Other U.S. Healthcare Laws

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufactures to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which companies sell, market and distribute pharmaceutical products. In addition, transparency laws and patient privacy regulations by federal and state governments and by governments in foreign jurisdictions can apply to the manufacturing, sales, promotion and other activities of pharmaceutical manufactures. The applicable federal, state and foreign healthcare laws and regulations that can affect a pharmaceutical company’s operations include:

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The U.S. federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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The federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using or causing to be made or used a false record or statement, including providing inaccurate billing or coding information to customers or promoting a product off-label, material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the U.S. federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The federal legislation commonly referred to as the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, or ACA, and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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Analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations with respect to certain laws. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect our business in an adverse way. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Ensuring our business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

The failure to comply with any of these laws or regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical company to incur significant legal expenses and divert management’s attention from the operation of the business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (70% commencing January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition to coverage under Medicare Part D for the manufacturer’s outpatient drugs.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and congressional challenges, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since assuming the presidency in January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018 among other things, amends the ACA, effective January 1, 2019, to reduce the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives which could limit the amounts that federal and state governments will pay for healthcare products and services and result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of our product candidates and any future product candidates we develop, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009 as part of the ACA. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Canadian Review and Approval Process

In Canada, our biologic product candidates and our research and development activities are primarily regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by Health Canada (including its Biologics and Genetic Therapies Directorate). Health Canada regulates, among other things, the research, development, testing, approval, manufacture, packaging, labeling, storage, recordkeeping, advertising, promotion, distribution, marketing, post-approval monitoring and import and export of pharmaceutical, including biologic, products. The drug approval process under Canadian laws requires licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of experimental results prior to giving approval to sell drug products including biologic drug products. Regulators also typically require that rigorous and specific standards such as GMP, GLP and GCP are followed in the manufacture, testing and clinical development, respectively, of any drug product. The processes for obtaining regulatory approvals in Canada, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. For further information, see “Risk Factors.”

The principal steps required for drug approval in Canada are as follows:

Preclinical Toxicology Studies

Non-clinical studies are conducted in vitro and in animals to evaluate pharmacokinetics, metabolism and possible toxic effects to provide evidence of the safety of the drug candidate prior to its administration to humans in clinical studies and throughout development. Such studies are conducted in accordance with applicable laws and GLP.

Initiation of Human Testing

In Canada, the process of conducting clinical trials with a new drug cannot begin until we have submitted a Clinical Trial Application, or CTA, and the required number of days has lapsed without objection from Health Canada. Biological drugs carry additional risks, as compared to traditional small molecule drugs, associated with complexity and variability in manufacturing that can contribute to increased lot-to-lot variation of the final product, and with the potential for adventitious agents. Therefore, the content requirements for the quality information for biological drugs to be used in clinical trials are different from those for standard small molecule pharmaceutical drugs (for example, the inclusion of information on manufacturing facilities is required for biological drugs). In addition, it is necessary to have more stringent controls on the release of biologic drug lots used in authorized clinical trials.

Similar regulations apply in Canada to a CTA as to an IND in the United States. If the CTA is deemed by Health Canada to be acceptable, a No Objection Letter, or NOL, would be issued. A Not Satisfactory Notice will be issued by Health Canada if significant deficiencies are identified or if timely responses to information requested have not been received. Once approved by the issuance of an NOL, two key factors influencing the rate of progression of clinical trials are the rate at which patients can be enrolled to participate in the research program and whether effective treatments are currently available for the disease that the drug is intended to treat. Patient enrollment is largely dependent upon the incidence and severity of the disease, the treatments available and the potential side effects of the drug to be tested and any restrictions for enrollment that may be imposed by regulatory agencies. For further information, see “Risk Factors.”

Clinical Trials

Similar regulations apply in Canada regarding clinical trials as in the United States. In Canada, Research Ethics Boards, or REBs, instead of IRBs, are used to review and approve clinical trial plans. Clinical trials involve the administration of an investigational new drug to human subjects under the supervision of qualified investigators, in most cases a physician, in accordance with current Good Clinical Practices, or cGCP, requirements, which include review and approval by REBs. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Human clinical trials for new drugs are typically conducted in three sequential phases, Phase 1, Phase 2 and Phase 3, as discussed above in the context of government regulation in the United States.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to current Good Manufacturing Practice, or cGMP, requirements. Investigational drugs and active pharmaceutical ingredients imported into Canada are also subject to regulation by Health Canada relating to their labeling and distribution. Progress reports detailing the results of the clinical trials must be submitted at least annually to Health Canada and the applicable REBs, and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, in Canada, Health Canada or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an REB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the REB’s requirements or if the drug has been associated with unexpected serious harm to subjects. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group regularly reviews accumulated data and advises the study sponsor regarding the continuing safety of trial subjects, potential trial subjects and the continuing validity and scientific merit of the clinical trial. A sponsor may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

New Drug Submission

Upon successful completion of Phase 3 clinical trials, in Canada the company sponsoring a new drug then assembles all the preclinical and clinical data and other testing relating to the product’s pharmacology, chemistry, manufacture, and controls, and submits it to Health Canada as part of a New Drug Submission, or NDS. The NDS is then reviewed by Health Canada for approval to market the drug.

As part of the approval process, Health Canada will inspect the facility or the facilities at which the drug is manufactured. Health Canada will not approve the product unless compliance with cGMP—a quality system regulating manufacturing—is satisfactory and the NDS contains data that provide substantial evidence that the drug is safe and effective in the indication studied. In addition, before approving an NDS, Health Canada will typically inspect one or more clinical sites to assure compliance with GCP.

The testing and approval process for an NDS requires substantial time, effort and financial resources, and may take several years to complete. Biologic drugs, such as our candidates, differ from standard small molecule drugs in that applicants must include more detailed chemistry and manufacturing information. This is necessary to help ensure the purity and quality of the product, for example to help ensure that it is not contaminated by an undesired microorganism. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Health Canada may not grant approval of an NDS on a timely basis, or at all. In Canada, NDSs are subject to user fees and these fees are typically increased annually to reflect inflation.

Even if Health Canada approves a product candidate, it may limit the approved indications for use of the product candidate, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms.

Biologic products in particular are monitored post-approval by being placed on a lot release schedule tailored to their potential risk, manufacturing, testing and inspection history to date. With higher risk biologics, each lot is tested before being released for sale in Canada. Moderate risk biologics are periodically tested at the discretion of Health Canada while manufacturers of low risk biologics usually only need to contact Health Canada regarding lots being sold or for providing certification of complete and satisfactory testing. Products are carefully scrutinized before they are placed in any level of the lot release process, and at any time the testing regime for a biologic may be altered.

Health Canada may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements, notification, and regulatory authority review and approval. Further, should new safety information arise, additional testing, product labeling or regulatory notification may be required.

Canadian Biosimilars

The terms “biosimilar biologic drug” and “biosimilar” are used by Health Canada to describe a biologic drug that enters the market subsequent to a version previously authorized in Canada and with demonstrated similarity to a reference biologic drug. Accordingly, a biosimilar, previously known in Canada as a subsequent entry biologic, or SEB, will in all instances be a subsequent entrant onto the Canadian market.

Based on Health Canada guidance documents, a biosimilar can rely in part on prior information regarding safety and efficacy that is deemed relevant due to the demonstration of similarity to the reference biologic drug and which influences the amount and type of original data required. Generic drugs are chemically derived products that are pharmaceutically equivalent to innovative drugs, whereas biosimilars are products of a biologic nature that are similar to innovative biologics. According to Health Canada, it is not currently possible to demonstrate that two biologic drugs are pharmaceutically equivalent, and therefore the regulatory approval process for generics and biosimilars is different: biosimilars are approved using the standard NDS pathway with some allowances made for reduced safety and efficacy information set out in guidance documents, while generic drugs are approved using an abbreviated new drug submission pathway set in guidance and law under the Food and Drug Regulations. In part because it continues to be set out only in guidance and not law, the specific requirements in order to receive biosimilar approval are subject to some uncertainty.

As discussed above, all biosimilars enter the market subsequent to a biologic drug product previously approved in Canada and to which the biosimilar is considered similar. As such, biosimilars are subject to existing laws and regulations outlined in the Patented Medicines (Notice of Compliance) Regulations and the Food and Drug Regulations, and related guidance documents.

Similar to the Hatch-Waxman Act in the United States, Canada has the Patented Medicines (NOC) Regulations under the Patent Act which require a company that files a drug submission that references a patented product (for example, a biosimilar) to address any relevant patents listed on the Patent Register against the reference product, prior to being able to receive approval from Health Canada. The Canadian regime is similar to the United States regime, but a number of distinctions do exist.

Like the United States, Canada also has data protection, but again differences exist between the two jurisdictions. For example, Canada’s data protection applies to an “innovative drug,” which is defined as a drug that contains a medicinal ingredient not previously approved in a drug by the Minister and that is not a variation of a previously approved medicinal ingredient such as a salt, ester, enantiomer, solvate or polymorph. If a product is deemed to be an innovate drug, it is eligible for an eight-year period of data protection (with an additional six-month pediatric extension in some circumstances). In general, biologics can be considered innovative drugs but typically biosimilars are not.

European Union Drug Development

In the European Union, or EU, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU member states have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the member state where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical.

European Union Drug Review and Approval

In the European Economic Area, or EEA, which is comprised of the 28 member states of the EU and Iceland, Liechtenstein, Norway, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a member state of the EEA, this National MA can be recognized in other member states through the Mutual Recognition Procedure. If the product has not received a National MA in any member state at the time of application, it can be approved simultaneously in various member state through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the member state in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other member state, referred to as the Member States Concerned, for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the member states (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union Orphan Designation and Exclusivity

In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for MA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European Union Drug Marketing

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union member states, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization as well as the regulatory authorities of the individual EU member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

European Data Collection

The collection and use of personal health data in the EU is governed by the provisions of the Data Protection Directive, and as of May 2018 the General Data Protection Regulation, or GDPR. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the EU to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the

EU member states may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Rest of the World Regulation

For other countries outside of the EU, Canada and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Reimbursement

Sales of our products, when and if approved, will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, coverage determination is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of biosimilars for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under

Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and reimbursement. Obtaining coverage and reimbursement for newly approved drugs and biologics is a time-consuming and costly process, and coverage may be more limited than the purposes for which a drug is approved by the FDA or comparable foreign regulatory authorities. Assuming coverage is obtained for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Additionally, coverage policies and third-party reimbursement rates may change at any time. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of prescribed products.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Employees

As of March 31, 2020, we had 37 full-time employees and three part-time employees. Of our 40 full and part-time employees, 15 have Ph.D. or M.D. degrees and 21 are engaged in research and development activities.

Facilities

Our principal executive offices are located in Hamilton, Ontario, where we lease and occupy approximately 5,415 square feet of office and laboratory space. We also maintain offices in Boston, Massachusetts, pursuant a lease of 11,644 square feet that expires in 2026. We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may become involved in other litigation or legal proceedings relating to claims arising from the ordinary course of business.

MANAGEMENT

The following table sets forth information about our executive officers and directors as of June 22, 2020.

Name	Age	Position(s)
Executive Officers
John Valliant, PhD	50	President, Chief Executive Officer and Director
John Crowley, CPA	47	Chief Financial Officer
Eric Burak, PhD	55	Chief Scientific Officer
James O’Leary, MD	55	Chief Medical Officer
Non-Employee Directors
Damian Lamb(3)	51	Director and Chairman of the Board of Directors
Pablo Cagnoni(2)	57	Director
Johan Christenson, MD, PhD(3)	62	Director
Steve Gannon, CA/CPA(1)(2)	58	Director
Elisha P. Gould III, MBA(4)	63	Director
Chau Q. Khuong(1)(3)	44	Director
Heather Preston, MD(1)(2)	54	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nomination and corporate governance committee
(4)	Mr. Gould will be resigning immediately before the effectiveness of the registration statement of which this prospectus forms a part.

The following is a biographical summary of the experience of our executive officers and directors. There are no family relationships among any of our executive officers and directors.

Executive Officers

John Valliant, PhD is our founder and has served as Chief Executive Officer and as a member of our board of directors since December 2014. From March 2008 to October 2018, Dr. Valliant was the Chief Executive Officer at the Centre for Probe Development and Commercialization, or CPDC, a radiopharmaceutical research and development center, which he also founded. Since 1999, Dr. Valliant has also served as a Professor in the Department of Chemistry and Chemical Biology at McMaster University. Dr. Valliant completed his PhD at McMaster University, and also completed a post-doctoral fellowship under the joint supervision of professors Alun G. Jones of Harvard Medical School and Alan Davison of the Massachusetts Institute of Technology. We believe that Dr. Valliant is qualified to serve on our board of directors because of his considerable qualifications, attributes and skills, including his distinguished scientific background and experience in leadership roles in the biopharmaceutical industry.

John Crowley, CPA has served as our Chief Financial Officer since February 2019. From November 2016 to January 2019, Mr. Crowley served as Executive Vice President and Chief Financial Officer at Merus, Inc., a clinical-stage immuno-oncology company. From September 2013 to November 2016, Mr. Crowley served as the Corporate Senior Vice President, Corporate Controller and Chief Accounting Officer at Charles River Laboratories, Inc., a contract research organization. Mr. Crowley is a Certified Public Accountant and received a BS from Babson College in both Economics and Accountancy.

Eric Burak, PhD has served as our Chief Scientific Officer since February 2017. From October 2012 to February 2017, Dr. Burak served as the Chief Scientific Officer at CPDC. Prior to that, from June 2011 to October 2012, Dr. Burak served as Vice President, Development at Theracos, Inc., a pharmaceutical research and development company. Dr. Burak holds a PhD in Analytical Chemistry from Temple University and a BS in Chemistry from Drexel University.

James O’Leary, MD has served as Chief Medical Officer since March 2020. From November 2019 to March 2020, Dr. O’Leary served as our Interim Chief Medical Officer. Prior to this role, Dr. O’Leary was an independent consultant to several biotech companies from October 2018 to March 2020, Vice President/Global Project Leader at Takeda Pharmaceuticals Company Limited, a global pharmaceutical company, from May 2017 to September 2018 and an independent consultant from November 2015 to May 2017. Prior to that, from November 2008 to October 2014, Dr. O’Leary was the Vice President and Chief Medical Officer of ImmunoGen, Inc., a biotechnology company focused on the development of antibody-drug conjugate technology to treat cancer. Dr. O’Leary received his MD from SUNY Health Science Center at Brooklyn and received his BS from Hofstra University.

Non-Employee Directors

Damian Lamb has served as our chairman and a member of our board of directors since February 2017. Mr. Lamb is a co-founder of and has been a Managing Director of Genesys Capital Management Inc., a venture capital firm, since 2000. Mr. Lamb is a member of the board of directors of Flosonics Medical and the Centre for Probe Development and Commercialization. Mr. Lamb holds an MS in Molecular Neurobiology from McMaster University, Faculty of Health Sciences and also holds an MBA from Queen’s University. We believe that Mr. Lamb is qualified to serve on our board of directors because of his breadth of investment experience in the global pharmaceutical industry.

Pablo Cagnoni, MD has served as a member of our board of directors since December 2019. Since June 2018, Dr. Cagnoni has served as the Chief Executive Officer and a member of the board of directors of Rubius Therapeutics, Inc., a biotechnology company. From 2015 until 2018, Dr. Cagnoni served as President and Chief Executive Officer of Tizona Therapeutics, Inc., an oncology company. Dr. Cagnoni previously served as Managing Director of MPM Capital, a healthcare investment firm, from May 2015 until 2016, and as President of Onyx Pharmaceuticals, Inc., a biopharmaceutical company, from 2013 to 2015. Dr. Cagnoni received an MD from the University of Buenos Aires School of Medicine and completed post-doctoral work in Hematology and Oncology at the Mount Sinai Medical Center in New York and in Stem Cell Transplantation at the University of Colorado Health Sciences Center. We believe Dr. Cagnoni is qualified to serve on our board of directors because of his experience in the biotechnology industry.

Johan Christenson, MD, PhD has served as a member of our board of directors since February 2017. Dr. Christenson is a Partner of HealthCap Advisor AB. Prior to joining HealthCap Advisor AB in 2001, Dr. Christenson was with SEB Företagsinvest (the venture capital arm of SEB) to supervise its healthcare portfolio. He has senior management experience from Astra Pain Control as Project Director and AstraZeneca as Global Product Director and member of the global therapy area management team of pain and inflammation. Dr. Christenson serves as a member of the directors of Aprea Therapeutics, Inc., a clinical-stage oncology company. Dr. Christenson received his medical training at the Karolinska Institute and received his PhD in Neuroscience in 1991. He served as a lecturer in Neuroscience and also held a position as Assistant Dean at the Karolinska Institute Graduate School for two years. Dr. Christenson has four years of clinical specialist training in pediatrics and pediatric neurology. We believe that Dr. Christenson is qualified to serve on our board of directors because of his extensive investment experience in the life sciences industry.

Steve Gannon, CA/CPA has served as a member of our board of directors since January 2020. Mr. Gannon has served on the board of directors of Xenon Pharmaceutics Inc., a biotechnology company, since May 2015 and the board of directors of enGene Inc., a biotechnology company, since February 2017. From June 2014 to March 2018, Mr. Gannon served on the board of directors of Advanced Accelerator Applications SA, a healthcare company acquired by Novartis in January 2018. Mr. Gannon was Chief Financial Officer, Senior Vice President of Finance and Treasurer at Aptalis Pharma Inc. until February 2014, after which it was sold to Forest Laboratories. Prior to joining Aptalis in 2006, Mr. Gannon served as the Chief Financial Officer for Cryocath Technologies Inc. from 1999 to 2006, as the Director of Finance and Administration of the Research Division of AstraZeneca Canada Inc. from 1996 to 1999, and as the Chief Financial Officer of Mallinckrodt Medical Inc.’s Canadian operations from 1989 to 1995. He received a BComm in Accounting and Business Systems from

Concordia University in Montreal, Canada in 1983, and completed the Executive Program at the Richard Ivey School of Business at the University of Western Ontario in Ontario, Canada in 1995. He has been a Chartered Accountant since 1985. We believe that Mr. Gannon is qualified to serve on our board of directors because of his financial expertise and senior management expertise in the pharmaceutical industry.

Elisha Gould III, MBA has served as a member of our board of directors since September 2017. Mr. Gould is currently a Partner and Head of Venture/Growth Equity Investments at Adams Street Partners, LLC, a global private equity firm, and has been employed by Adams Street Partners or its predecessor organizations since 1994. Since 2014, Mr. Gould currently serves on the board of directors of Aptinyx Inc., a biopharmaceutical company focused on the development of product candidates for the treatment of brain and nervous system disorders. Mr. Gould has served on the board of directors of Corvus Pharmaceuticals, Inc. and, from 2006 to 2017, he served on the board of directors of OncoMed Pharmaceuticals, Inc. Mr. Gould received an AB in Engineering Science from Dartmouth College and an MBA from the Stanford University Graduate School of Business. We believe Mr. Gould’s experience in the venture capital industry and as director of pharmaceutical companies provides him with the qualifications and skills to serve as a member of our board of directors. Mr. Gould will resign immediately prior to the effectiveness of the registration statement of which this prospectus forms as part.

Chau Q. Khuong has served as a member of our board of directors since March 2019. Mr. Khuong has served as a Private Equity Partner at OrbiMed Advisors LLC, a venture capital and asset management firm, since 2003. Mr. Khuong currently serves as a director of several publicly traded life sciences companies, including BELLUS Health Inc. since December 2018, Synlogic, Inc. since February 2016, Inspire Medical Systems, Inc. since May 2014, and Aerpio Pharmaceuticals, Inc. since April 2014, and previously served as a director of Nabriva Therapeutics plc (formerly Nabriva Therapeutics AG) from April 2015 to August 2017, Otonomy, Inc. from August 2013 to July 2016 and as chairman of the board of directors of Pieris Pharmaceuticals, Inc. from December 2014 to November 2017. Mr. Khuong received a BS in Molecular Biology with a concentration in Biotechnology and a MPH with a concentration in Infectious Diseases from Yale University. We believe that Mr. Khuong is qualified to serve as a member of our board of directors due to his extensive directorship and healthcare industry experience.

Heather Preston, MD has been a member of our board of directors since March 2019. Dr. Preston has served as a Managing Partner at Pivotal bioVenture Partners, a venture capital firm, and as a Senior Advisor at TPG Biotech, a biotechnology venture capital firm, since July 2018. Dr. Preston was previously a Partner and Managing Director at TPG Biotech from May 2005 to July 2018. Dr. Preston currently serves on the boards of directors of several publicly traded and private life sciences companies, including Karuna Therapeutics, Inc., Oxford BioMedica PLC and Otonomy, Inc. and served on the board of directors of Alder Biopharmaceuticals, Inc. until acquired by Lundbeck A/S in October 2019 and the board of directors of Albireo Pharma, Inc. from 2008 to 2018. Dr. Preston received her MD from the University of Oxford and a BS in Biochemistry from the University of London. We believe that Dr. Preston is qualified to serve on our board of directors because of her extensive experience in the biopharmaceutical investment industry and her scientific background.

Board Composition

Our board of directors currently consists of eight members, each of whom is a member pursuant to the board composition provisions of the Articles of the Corporation, as amended and agreements with our shareholders, which agreements are described in the section of this prospectus titled “Certain Relationships and Related Person Transactions.” These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected or until their earlier resignation or removal. The CBCA (as defined below) provides that our directors may be removed by the affirmative vote of the holders of at least a majority of the votes cast at an annual or special meeting of our shareholders, and that certain vacancies on our board of directors, including a vacancy resulting from an enlargement of our board of directors that is permitted by the CBCA, may be filled by a quorum of our directors. In accordance with the terms of the Articles of Amendment to the Articles of the Corporation, as amended, and our amended by-laws that will become effective before the closing of this offering, we expect that our board of directors will be elected to hold office until the next annual shareholders meeting.

Advance Notice Provisions

We will include certain “advance notice” provisions with respect to the election of our directors in our amended by-laws that will be in effect on closing of this offering. These provisions are intended to: (1) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (2) ensure that all our shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (3) allow our shareholders to vote on an informed basis. Only persons who are nominated by shareholders in accordance with our advance notice provisions will be eligible for election as directors at any annual meeting of our shareholders, or at any special meeting of our shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under our advance notice provisions, a shareholder wishing to nominate a director would be required to provide us with notice, in a prescribed form and within prescribed time periods. These time periods include, (1) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided that if the first public announcement of the date of the annual meeting of shareholders, which we refer to as the notice date, is less than 50 days before the meeting date, not later than the close of business on the 10th day following the notice date, and (2) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the notice date; provided that, in either instance, if “notice-and-access” provisions under applicable Canadian laws are used for delivery of proxy related materials in respect of a meeting described above, and the notice date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Director Independence

We have applied to list our common shares on The Nasdaq Global Market. Under the Nasdaq Listing Rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In June 2020, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors, except John Valliant, are independent directors, including for purposes of the Nasdaq and the Securities and Exchange Commission, or SEC, rules and applicable Canadian laws. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital shares by each director, including non-employee directors that are affiliated with certain of our major shareholders. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part that outlines a process for our securityholders to send communications to the board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. We believe that the composition and functioning of all of our committees will comply with the applicable requirements of the Nasdaq, the Sarbanes-Oxley Act of 2002 and SEC rules and regulations that will be applicable to us. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website www.fusionpharma.com. We have included our website address in this prospectus solely as an inactive textual reference.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Steve Gannon, Chau Khuong and Heather Preston and will be chaired by Mr. Gannon. The functions of the audit committee will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC, the Nasdaq listing rules and applicable Canadian laws. Our board of directors has determined that Mr. Gannon qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Mr. Gannon has previously had with public reporting companies, including service as a Chief Financial Officer of other public and private companies. Our board of directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC, the Nasdaq listing rules and applicable Canadian laws. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Pablo Cagnoni, Steve Gannon and Heather Preston and will be chaired by Dr. Cagnoni. The functions of the compensation committee upon the closing of this offering will include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of our compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Chau Khuong, Damian Lamb and Johan Christenson and will be chaired by Mr. Khuong. The functions of the nominating and corporate governance committee will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serve, or have in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

Our board of directors intends to adopt, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics on our website identified below. Upon the closing of this offering, the full text of our Code of Business Conduct and Ethics and our Code of Ethics will be posted on our website at www.fusionpharma.com. We have included our website address in this prospectus solely as an inactive textual reference.

Limitations on Liability and Indemnification Agreements

We are governed by the Canada Business Corporations Act, or CBCA. Under the CBCA, and our amended by-laws that will be in effect upon the closing of this offering, we may (or must, in the case of our amended by-laws) indemnify our current or former directors and officers or any other individuals who act or have acted at our request as a director or officer of a related entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of his or her association with us or a related entity. The CBCA also provides that we may also make an advance payment to such individual for costs, charges and expenses reasonably incurred in connection with such a proceeding, provided, however, that such individual shall repay such payment if he or she does not fulfill the conditions described below. The CBCA also provides that we may, with the approval of the court, indemnify the individual or make an advance payment in respect of certain derivative actions by or on behalf of us or the other entity to procure a judgement in our or its favor.

Indemnification is prohibited under the CBCA unless the individual:

•

acted honestly and in good faith with a view to our best interests, or in the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

The CBCA also provides that the individual is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of his or her association with us or a related entity if the individual (i) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and (ii) fulfils the conditions described above.

The CBCA and our amended by-laws that will be in effect upon the closing of this offering authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and other agents and each person who acts or acted at our request as a director, officer or other agent or an individual acting in a similar capacity, of another entity.

In addition, we have entered, or intend to enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the CBCA and our amended by-laws.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended by-laws and these indemnity agreements are necessary to attract and retain qualified persons as directors and officers. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

This description of the indemnification provisions of our amended by-laws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an “emerging growth company”, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer for the year ended December 31, 2019, or fiscal year 2019, and our next two most highly compensated executive officers in respect of their service to our company for fiscal year 2019. We refer to these individuals as our named executive officers. Our named executive officers for fiscal year 2019 are:

•	John Valliant, PhD, our Chief Executive Officer;

•	John Crowley, CPA, our Chief Financial Officer; and

•	Eric Burak, PhD, our Chief Science Officer.

Compensation for our executive officers is composed primarily of the following main components: base salary; bonus; and equity incentives in the form of stock options. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.

2019 Summary Compensation Table

The following table presents information regarding the total compensation that was awarded to, earned by or paid to our named executive officers for services rendered during fiscal year 2019.

Name and Principal Position	Year	Salary($)		Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
John Valliant, PhD	2019	399,299	(3)	835,095	136,927	28,233	4)	1,399,554
Chief Executive Officer

John Crowley, CPA(5)	2019	310,500		425,718	109,069	4,650	(6)	849,937
Chief Financial Officer

Eric Burak, PhD	2019	293,610	(7)	99,570	90,129	425	(8)	483,734
Chief Science Officer

(1)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to the named executive officer 2019, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to our annual consolidated financial statements appearing at the end of this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers upon exercise of the stock options or sale of the underlying common shares.

(2)

Amounts reflect annual performance bonuses paid in February 2020 with respect to fiscal year 2019 to the named executive officers, determined by our board of directors and compensation committee based on company and personal performance metrics. These bonuses are described more fully in the “Narrative to Summary Compensation Table” below. Such amounts paid to Dr. Valliant and Dr. Burak were paid in CAD and have been converted from CAD to USD using a conversion rate of CAD$1.328 to USD$1.00.

(3)

A portion of Dr. Valliant’s salary is paid by McMaster University, in accordance with a Memorandum of Understanding with McMaster University, described below under “Narrative to Summary Compensation Table—Employment Agreements with our Named Executive Officers—John Valliant, PhD”. The amounts reported for Dr. Valliant as “Salary” include the portion for which we reimburse McMaster University. In addition, a portion of Dr. Valliant’s salary was paid in CAD. Such amounts have been converted from CAD to USD using a conversion rate of CAD$1.328 to USD$1.00.

(4)

Amount reflects pension benefits paid to McMaster University as described further below under “Narrative to Summary Compensation Table—Employment Agreements with our Named Executive Officers—John Valliant, PhD”. Such amount was paid in CAD and has been converted from CAD to USD using a conversion rate of CAD$1.328 to USD$1.00.

(5)	Mr. Crowley was hired on February 28, 2019 and, accordingly, the amount of salary and bonus reflects the amount paid to Mr. Crowley in 2019, prorated to reflect his partial year of service.
(6)	Amount reflects $2,850 in company matching contributions to Mr. Crowley’s account under our 401(k) plan and $1,800 in parking reimbursement.
(7)	Amounts paid to Dr. Burak in salary were paid in CAD. Such amounts have been converted from CAD to USD using a conversion rate of CAD$1.328 to USD$1.00.
(8)	Amount reflects $425 in parking reimbursement. Such amounts have been converted from CAD to USD using a conversion rate of CAD$1.328 to USD$1.00.

Narrative to Summary Compensation Table

The primary elements of compensation for our named executive officers are base salary, bonus, and equity incentives in the form of stock options. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent in a very competitive market, which is fundamental to our success. Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

Annual Base Salary

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually by our board of directors. For the year ended December 31, 2019, the annual base salaries for each of Dr. Valliant, Mr. Crowley, and Dr. Burak were $530,329 CAD ($399,299 USD), $390,000 and $389,959 CAD ($293,610 USD), respectively. The amounts paid to Dr. Valliant and Dr. Burak reflect adjustments to their then-current base salaries of $418,200 CAD and $302,375 CAD, respectively, effective April 1, 2019, to $556,266 CAD and $422,226 CAD, respectively, reflecting a market study of the salaries paid to employees in our Hamilton, Ontario office that we conducted in September 2019.

Bonuses

Our board of directors, based on recommendations from our compensation committee, may approve annual bonuses for our named executive officers based on individual performance, company performance, or as otherwise determined to be appropriate. For the year ended December 31, 2019, Dr. Valliant was eligible to receive an annual cash bonus equal to 40% of his base salary, based on company performance, and Mr. Crowley and Dr. Burak were eligible to receive an annual cash bonus equal to 35% and 30%, respectively, of his base salary, based on company and individual performance. Mr. Crowley’s bonus was based 70% on company performance and 30% on individual performance, and Dr. Burak’s bonus was based 75% on company performance and 25% on individual performance.

The actual cash bonuses earned by our named executive officers for 2019 performance are set forth in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our shareholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. During the year ended December 31, 2019, we granted options to purchase common shares to each of our named executive officers, as described in more detail in the “Outstanding Equity Awards at 2019 Fiscal Year-End” table.

Employment Agreements with Our Named Executive Officers

We have entered into executive compensation arrangements, offer letters and an employment agreement, with each of our named executive officers. Except as noted below, these employment arrangements provide for “at will” employment. We have entered into new employment agreements with each of our named executive officers and executive officers, which will be effective upon completion of this offering.

John Valliant, PhD

In October 2018, we entered into an employment agreement with Dr. Valliant for the position of Chief Executive Officer with a term ending on June 30, 2021. The agreement provides for Dr. Valliant’s employment and sets forth his (i) annual base salary, (ii) discretionary annual bonus, (iii) eligibility for accrued paid vacation, (iv) expense reimbursements in accordance with Company policy, (v) post-employment obligations to refrain from soliciting our employees, consultants, customers, and prospective customers for 12 months following the end of employment, (vi) post-employment obligations to refrain from competitive activities in Canada and the United States for 12 months following the end of employment, and (vii) non-disparagement obligations. Dr. Valliant is subject to the confidentiality of information and ownership of proprietary property agreement attached as Schedule A to the employment agreement.

Pursuant to the employment agreement, in the event that we terminate Dr. Valliant without cause prior to the end of the term of Dr. Valliant’s employment, then Dr. Valliant is eligible for, in addition to vacation pay and benefits required by law, the greater of the following: (i) a pro-rated bonus, based on actual achievement as of the date of termination, payable in a lump sum, plus 12 months of base salary to be paid either in a lump sum or as salary continuation in our discretion, or (ii) the minimum notice or pay in lieu of notice, severance pay, and other entitlements, if any, required to be provided pursuant to applicable law. If we provide payments to Dr. Valliant upon the termination of his employment that are in excess of the requirements under applicable law, such payments are conditional upon Dr. Valliant’s execution of a full and final release of claims in favor of us. In the event of a termination of employment by Dr. Valliant prior to the end of the term of Dr. Valliant’s employment, Dr. Valliant shall provide us with 60 days of written notice of such termination.

Pursuant to a Memorandum of Understanding, or the MOU, between us, Dr. Valliant, and McMaster University, or the University, dated July 1, 2018, Dr. Valliant will continue his employment with the University while also continuing in his appointment as our Chief Executive Officer until June 30, 2021 or, upon mutual agreement by the parties, until June 30, 2023. Pursuant to the terms of the MOU, Dr. Valliant remains on the University’s payroll and remains eligible for University benefits. In addition, we reimburse the University for 75% of the University’s payment of Dr. Valliant’s salary and benefits annually (including as Dr. Valliant’s base salary is increased) and correspondingly deduct such payments of base salary from us to Dr. Valliant. In the event Dr. Valliant’s services to us are terminated without cause by us or by mutual agreement between Dr. Valliant and us prior to the end of the term, we and Dr. Valliant will provide the University with not less than six weeks’ advance written notice and we are responsible for reimbursing the University for 75% of the University’s payment of Dr. Valliant’s salary and benefits during such six-week notice period, including any associated costs, fees and expenses.

In June 2020, we entered into a new employment agreement with Dr. Valliant for the position of Chief Executive Officer, which shall replace his existing employment agreement upon the completion of this offering. The new employment agreement provides for Dr. Valliant’s continued employment and sets forth his new annual base salary of $542,400, the terms of his discretionary annual bonus, certain expense reimbursements, his eligibility for accrued paid vacation, his obligation to cooperate with us in litigation and regulatory matters both during and after his employment, and his non-disparagement obligations both during and after his employment. As provided in the new employment agreement, Dr. Valliant is eligible to receive a one-time retention bonus in the amount of $1,000 in exchange for entering into a new employment agreement and a confidentiality, assignment, non-solicitation and non-competition agreement.

Pursuant to a Memorandum of Understanding, or the MOU, between us, Dr. Valliant, and McMaster University, or the University, dated July 1, 2018, Dr. Valliant will continue his employment with the University while also continuing in his appointment as our Chief Executive Officer. Pursuant to the terms of the MOU, Dr. Valliant remains on the University’s payroll and remains eligible for University benefits. In addition, we reimburse the University for 75% of the University’s payment of Dr. Valliant’s salary and benefits annually (including as Dr. Valliant’s base salary is increased) and correspondingly deduct such payments of base salary from us to Dr. Valliant. In the event Dr. Valliant’s services to us are terminated, we and Dr. Valliant will provide the University with not less than six weeks of advance written notice and we are responsible for reimbursing the University for 75% of the University’s payment of Dr. Valliant’s salary and benefits during such six-week notice period, including any associated costs, fees and expenses.

Pursuant to the new employment agreement, in the event that Dr. Valliant is terminated without “Cause” (as defined in the employment agreement) or resigns for “Good Reason” (as defined in the employment agreement), Dr. Valliant is eligible for: (A) twelve months of his then-current base salary; (B) payment of premiums for group insurance benefits for twelve months; and (C) any incentive compensation pursuant to the employment agreement awarded in the year preceding the year of termination but not yet paid and Dr. Valliant’s target annual bonus for the then-current year. Any payments we provide to Dr. Valliant that are in excess of the requirements under applicable law are subject to Dr. Valliant’s execution of an effective separation and release of claims agreement. In the event of a termination of employment by Dr. Valliant, Dr. Valliant shall provide us with sixty days of written notice of such termination.

Further, pursuant to the new employment agreement, in the event that Dr. Valliant is terminated without “Cause” (as defined in the employment agreement) or resigns for “Good Reason” (as defined in the employment agreement), in either case within twelve months after the occurrence of the first event constituting a “Change in Control” (as defined in the employment agreement), and subject to Dr. Valliant’s execution of an effective separation and release of claims agreement for any payments that are in excess of the requirements under applicable law, Dr. Valliant is eligible for: (A) a lump sum in cash equal to eighteen months of Dr. Valliant’s then-current base salary (or the base salary in effect immediately prior to the Change in Control, if higher); (B) notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting held by Dr. Valliant granted following the initial public offering which shall become fully exercisable and nonforfeitable on the later of the date of termination or the effective date of the separation and release of claims agreement; (C) payment of premiums for group insurance benefits for eighteen months; (D) any incentive compensation pursuant to the employment agreement awarded in the year preceding the year of termination but not yet paid and Dr. Valliant’s target annual bonus for the then-current year multiplied by one and one-half. In addition, following a Change in Control, Dr. Valliant is eligible for accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting granted prior to the initial public offering which shall become fully exercisable and nonforfeitable on the effective Date of the Change in Control.

In addition, Dr. Valliant has entered into an agreement with us which contains protections of confidential information, requires assignment of inventions, restricts Dr. Valliant from certain solicitation and competition activities during his employment and for a period thereafter.

John Crowley, CPA

In February 2019, we entered into an employment agreement with Mr. Crowley for the position of Chief Financial Officer. The employment agreement provides for Mr. Crowley’s employment and sets forth his (i) annual base salary, (ii) discretionary annual bonus, (iii) eligibility to participate in our benefits plans, subject to the terms of such plans, as may be in effect from time to time, (iv) eligibility for accrued paid vacation, (v) expense reimbursements in accordance with our policy, (vi) post-employment obligations to refrain from soliciting our employees, consultants, customers, and prospective customers for six months following the end of employment, (vii) unless terminated without cause, post-employment obligations to refrain from competitive activities in Canada and the United States for six months following the end of employment in exchange for payments equal to 50% of his highest annualized base salary during the last two years of employment during the six-month non-compete period, and (viii) non-disparagement obligations. Mr. Crowley is subject to the confidentiality of information and ownership of proprietary property agreement attached as Schedule A to the employment agreement.

Pursuant to Mr. Crowley’s employment agreement, in the event his employment is terminated without “Cause” (as defined in his employment agreement) or he resigns for “Good Reason” (as defined in his employment agreement), in either case within 12 months following a “Change of Control” (as defined in his employment agreement), Mr. Crowley’s initial stock option grant will be immediately vested and exercisable in accordance with the terms of our equity incentive plan and Mr. Crowley’s option agreement.

Further, pursuant to Mr. Crowley’s employment agreement, in the event that his employment is terminated without Cause or he resigns for Good Reason, and subject to Mr. Crowley’s execution of a general waiver and release of claims in favor of us, Mr. Crowley is eligible for salary continuation at his base salary rate effective at the time of termination for a period of 12 months following his termination date. In the event of a termination of employment by Mr. Crowley other than for Good Reason, he shall provide four weeks’ written notice of such termination.

We will enter into a new employment agreement with Mr. Crowley for the position of Chief Financial Officer, which will become effective and replace his existing employment agreement upon completion of this offering. The new employment agreement provides for Mr. Crowley’s continued employment and sets forth his new annual base salary of $423,700, the terms of his discretionary annual bonus, certain expense reimbursements, his eligibility to participate in our benefit plans generally, his eligibility for accrued paid vacation, his obligation to cooperate with us in litigation and regulatory matters both during and after his employment, and his non-disparagement obligations both during and after his employment. As provided in the new employment agreement, Mr. Crowley is eligible to receive a one-time retention bonus in the amount of $1,000 in exchange for entering into a confidentiality, assignment, non-solicitation and non-competition agreement.

Pursuant to the new employment agreement, in the event that Mr. Crowley is terminated without “Cause” (as defined in the employment agreement) or resigns for “Good Reason” (as defined in the employment agreement), and subject to Mr. Crowley’s execution of an effective separation and release of claims agreement, Mr. Crowley is eligible for: (A) 12 months of his then-current base salary, or Severance Amount; (B) subject to his copayment of employee premiums and his proper election to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, the monthly employer contribution that we would have made to provide Mr. Crowley health insurance if he had remained employed by us until the earliest of (i) the 12 month anniversary of his date of termination, (ii) his eligibility for group medical plan benefits under any other employer group medical plan, or (iii) the cessation of his rights under COBRA; and (C) any incentive compensation pursuant the employment agreement awarded in the year preceding the year of termination but not yet paid and a pro-rated annual bonus up to the date of termination.

Further, pursuant to the new employment agreement, in the event that Mr. Crowley is terminated without “Cause” (as defined in the employment agreement) or resigns for “Good Reason” (as defined in the employment agreement), in either case within 12 months after the occurrence of the first event constituting a “Change in Control” (as defined in the employment agreement), and subject to Mr. Crowley’s execution of an effective separation and release of claims agreement, Mr. Crowley is eligible for: (A) a lump sum in cash in an amount equal to Mr. Crowley’s then-current base salary (or the base salary in effect immediately prior to the Change in Control, if higher) (the “Change in Control Payment”); (B) notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting held by Mr. Crowley, and which shall become fully exercisable and nonforfeitable on the later of the date of termination or the effective date of the separation and release of claims agreement; (C) subject to his copayment of employee premiums and his proper election to receive benefits under COBRA, the monthly employer contribution that we would have made to provide Mr. Crowley health insurance if he had remained employed by us until the earliest of (i) the 12 month anniversary of his date of termination, (ii) his eligibility for group medical plan benefits under any other employer group medical plan, or (iii) the cessation of his rights under COBRA; (D) any incentive compensation pursuant the employment agreement awarded in the year preceding the year of termination but not yet paid and Mr. Crowley’s target annual bonus for the then-current year.

In addition, in exchange for the severance pay and benefits and one-time retention bonus described above, Mr. Crowley will enter into an agreement with us which contains protections of confidential information, requires assignment of inventions, restricts Mr. Crowley from certain solicitation activities during his employment and for a period thereafter, and restricts Mr. Crowley from certain competitive activities during his employment and for a period thereafter. Pursuant to the agreement, Mr. Crowley is eligible to receive 50% of his highest annualized base salary paid to him by us within the two-year period preceding the last day of his employment during the post-employment non-competition period (but for not more than 12 months following the end of his employment) if we enforce Mr. Crowley’s non-competition covenant, or Garden Leave Pay. If Mr. Crowley is eligible to receive either the Severance Amount or the Change in Control Payment, such payment(s) shall be reduced by the amount of the Garden Leave Pay.

Eric Burak, PhD

In February 2017, we entered into an employment agreement with Dr. Burak for the position of Chief Scientific Officer. The agreement provides for Dr. Burak’s employment and sets forth his (i) annual base salary, (ii) annual discretionary bonus, (iii) eligibility to participate in our benefits plans, subject to the terms of such plans, as may be in effect from time to time, (iv) eligibility for accrued paid vacation, (v) expense reimbursements in accordance with Company policy, (vi) post-employment obligations to refrain from soliciting our employees, consultants, customers, or prospective customers for six months following the end of employment, (vii) post-employment obligations to refrain from competitive activities in Canada and the United States for six months following the end of employment, and (viii) non-disparagement obligations. Dr. Burak is subject to the confidentiality of information and ownership of proprietary property agreement attached as Schedule A to the employment agreement.

Pursuant to the employment agreement, in the event of a “Sale of the Company” (as defined in the agreement), any unvested portion of Dr. Burak’s initial stock option will be fully vested and exercisable immediately prior to the closing of such Sale of the Company. In the event that Dr. Burak’s employment is terminated without cause or if he resigns, any vested portion of his initial stock option will remain exercisable until the 90th day following the “Termination Date” (as defined in the Company’s equity incentive plan).

Pursuant to the employment agreement, in the event that Dr. Burak’s employment is terminated by us without cause, then Dr. Burak is eligible for, in addition to vacation pay and benefits required by law, the greater of the following: (i) six months of base salary to be paid either in a lump sum or as salary continuation at the Company’s discretion, or (ii) the minimum notice or pay in lieu of notice, severance pay, and other entitlements, if any, required to be provided pursuant to applicable law. If we provide payments to Dr. Burak upon the termination of his employment that are in excess of the requirements under applicable law, such payments are conditioned upon Dr. Burak’s execution of a full and final release of claims in favor us. In the event of a termination of employment by Dr. Burak, he shall provide four weeks of written notice of such termination.

We will enter into a new employment agreement with Dr. Burak for the position of Chief Scientific Officer, which shall replace his existing employment agreement upon the completion of this offering. The new employment agreement provides for Dr. Burak’s continued employment and sets forth his new annual base salary of $413,500, the terms of his discretionary annual bonus, certain expense reimbursements, his eligibility for accrued paid vacation, his obligation to cooperate with us in litigation and regulatory matters both during and after his employment, and his non-disparagement obligations both during and after his employment. As provided in the new employment agreement, Dr. Burak is eligible to receive a one-time retention bonus in the amount of $1,000 in exchange for entering into a new employment agreement and a confidentiality, assignment, non-solicitation and non-competition agreement.

Pursuant to the new employment agreement, in the event that Dr. Burak is terminated without “Cause” (as defined in the employment agreement) or resigns for “Good Reason” (as defined in the employment agreement), Dr. Burak is eligible for: (A) twelve months of his then-current base salary; (B) payment of premiums for group insurance benefits for twelve months; and (C) any incentive compensation pursuant to the employment agreement awarded in the year preceding the year of termination but not yet paid and a pro-rated annual bonus up to the date of termination. Any payments we provide to Dr. Burak that are in excess of the requirements under applicable law are subject to Dr. Burak’s execution of an effective separation and release of claims agreement. In the event of a termination of employment by Dr. Burak, Dr. Burak shall provide us with thirty days of written notice of such termination.

Further, pursuant to the new employment agreement, in the event that Dr. Burak is terminated without “Cause” (as defined in the employment agreement) or resigns for “Good Reason” (as defined in the employment agreement), in either case within twelve months after the occurrence of the first event constituting a “Change in Control” (as defined in the employment agreement), and subject to Dr. Burak’s execution of an effective separation and release of claims agreement for any payments that are in excess of the requirements under applicable law, Dr. Burak is eligible for: (A) a lump sum in cash equal to twelve months of Dr. Burak’s then-current base salary (or the base salary in effect immediately prior to the Change in Control, if higher); (B) notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting held by Dr. Burak granted following the initial public offering which shall become fully exercisable and nonforfeitable on the later of the date of termination or the effective date of the separation and release of claims agreement; (C) payment of premiums for group insurance benefits for twelve months; (D) any incentive compensation pursuant to the employment agreement awarded in the year preceding the year of termination but not yet paid and Dr. Burak’s target annual bonus for the then-current year. In addition, following a Change in Control, Dr. Burak is eligible for accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting granted prior to the initial public offering which shall become fully exercisable and nonforfeitable on the effective Date of the Change in Control.

Dr. Burak will also enter into an agreement with us which contains protections of confidential information, requires assignment of inventions, restricts Dr. Burak from certain solicitation and competition activities during his employment and for a period thereafter.

Other Benefits and Perquisites

We offer participation in broad-based retirement, health and welfare plans to all of our colleagues, including our named executive officers. All of our full-time colleagues, including our named executive officers, are eligible to participate in a standard suite of health and welfare benefit plans.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk-taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on the company.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table summarizes the number of common shares that were underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019.

	Vesting Start Date		Option Awards(1)
Name			Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price		Option Expiration Date
John Valliant, PhD	2/22/2017 2/22/2017 4/1/2019	(2) (3) (4)	191,463 377,609 —	78,837 155,486 606,721	$ $ $	1.02 1.02 2.35	2/22/2027 2/22/2027 4/1/2029

John Crowley, CPA	2/28/2019	(5)	—	313,359		$2.19	2/28/2029

Eric Burak, PhD	2/22/2017 2/22/2017 4/1/2019	(6) (7)	57,438 113,282 —	23,652 46,646 72,340	$ $ $	1.02 1.02 2.35	2/22/2027 2/22/2027 4/1/2029

(1)

Each option award is subject to the terms of our 2017 Equity Incentive Plan, as amended from time to time. The shares subject to each of the option awards vest 25 percent on the first anniversary of the Vesting Start Date, with the remaining 75 percent vesting ratably in 36 equal monthly installments thereafter. Unless otherwise specified, each option is with respect to non-voting common shares.

(2)

If, within 12 months following a Sale of the Company, Dr. Valliant’s employment is terminated without Cause or he resigns for Good Reason (such capitalized terms defined in his option agreement dated October 10, 2018), then 100 percent of the unvested portion of the shares subject to Dr. Valliant’s option agreement dated October 10, 2018 shall immediately vest and become exercisable

(3)

Shares subject to this option are voting common shares. In the event of a Sale of the Company (as defined in our Second Amended and Restated Voting Agreement), then 100 percent of the unvested portion of the shares subject to Dr. Valliant’s option agreement dated November 23, 2017 shall immediately vest and become exercisable.

(4)	Shares subject to this option are voting common shares. If, within 12 months following a Sale of the Company, Dr. Valliant’s employment is terminated without Cause or he resigns for Good Reason (such capitalized terms defined in his option agreement dated September 23, 2019), then 100 percent of the unvested portion of the shares subject to Dr. Valliant’s option agreement dated September 23, 2019 shall immediately vest and become exercisable.
(5)

If, within 12 months following a Sale of the Company, Mr. Crowley’s employment is terminated without Cause or he resigns for Good Reason (such capitalized terms defined in his option agreement dated August 12, 2019), then 100 percent of the unvested portion of the shares subject to the option shall immediately vest and become exercisable.

(6)

Shares subject to this option are voting common shares. In the event of a Sale of the Company (as defined in the Second Amended and Restated Voting Agreement among the Company and its shareholders dated as of September 11, 2017, as may be amended or restated from time to time), 100 percent of the unvested portion of the shares subject to Dr. Burak’s stock options will be fully vested and exercisable immediately prior to the closing of such Sale of the Company.

(7)

Shares subject to this option are voting common shares. If, within 12 months following a Sale of the Company, Dr. Burak’s employment is terminated without Cause or he resigns for Good Reason (such capitalized terms defined in his option agreement dated September 23, 2019), then 100 percent of the unvested portion of the shares subject to Dr. Burak’s option agreement dated September 23, 2019 shall immediately vest and become exercisable.

Equity Grants to Named Executive Officers in Connection with our Initial Public Offering

In June 2020, our board of directors approved option grants to our named executive officers that will be effective upon our initial public offering. The options will be granted contingent and effective upon the execution of the underwriting agreement for this offering. The options will be granted under our 2020 Stock Option and Incentive Plan and have an exercise price per share equal to the initial public offering price in this offering. The options will vest and become exercisable as follows: 25% of the shares subject to each stock option shall vest on the first anniversary of the vesting commencement date and the remaining 75% of the shares subject to each stock option shall vest in 36 equal monthly installments thereafter, subject to the named executive officer’s continued service to us through each applicable vesting date. We will grant options to purchase an aggregate of 278,267 common shares to our named executive officers, with Dr. Valliant, Mr. Crowley and Dr. Burak being granted options to purchase 206,541, 26,972 and 44,754 common shares, respectively.

Equity Incentive and Benefit Plans

2020 Stock Option and Incentive Plan

In June 2020, our board of directors adopted our 2020 Stock Option and Incentive Plan, or the 2020 Plan. Our 2020 Plan will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part. Our 2020 Plan will replace our 2017 Plan, as defined below, as our board of directors is expected to determine not to make additional awards under our 2017 Plan following the closing of this offering. However, our 2017 Plan will continue to govern outstanding equity awards granted thereunder. Our 2020 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons, including consultants.

Authorized Shares. We have initially reserved 4,273,350 common shares for the issuance of awards under our 2020 Plan, or the Initial Limit. Our 2020 Plan will provide that the number of shares reserved and available for issuance under our 2020 Plan will automatically increase each January 1, beginning on January 1, 2021, by 4% of the outstanding number of our common shares on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The shares we issue under our 2020 Plan will be authorized but unissued shares or shares that we reacquire. The common shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of shares, expire or are otherwise terminated, other than by exercise, under our 2020 Plan and our 2017 Plan will be added back to the common shares available for issuance under our 2020 Plan. The maximum number of common shares that may be issued as incentive stock options in any one calendar year period may not exceed the Initial Limit, cumulatively increased on January 1, 2021 and on each January 1 thereafter by the lesser of 4% of the number of outstanding common shares as of the immediately preceding December 31, or 4,273,350 shares.

Non-Employee Director Limit. The 2020 Plan will contain a limitation whereby the value of all awards under the 2020 Plan and all other cash compensation paid by us to any non-employee director may not exceed: (i) $1.0 million in the first calendar year an individual becomes a non-employee director and (ii) $750,000 in any other calendar year.

Administration. Our 2020 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2020 Plan.

Eligibility. Persons eligible to participate in our 2020 Plan will be those employees, non-employee directors and consultants, as selected from time to time by our compensation committee in its discretion.

Options. Our 2020 Plan will permit the granting of both options to purchase common shares intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common shares on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights. Our compensation committee will be able to award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to common shares, or cash, equal to the value of the appreciation in our share price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common shares on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units. Our compensation committee will be able to award restricted stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Unrestricted Stock Awards. Our compensation committee may grant common shares that are free from any restrictions under our 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Our compensation committee will be able to grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of common shares.

Cash-Based Awards. Our compensation committee will be able to grant cash bonuses under our 2020 Plan to participants, subject to the achievement of certain performance goals.

Sale Event. Our 2020 Plan will provide that upon the effectiveness of a “sale event,” as defined in our 2020 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under our 2020 Plan. To the extent that awards granted under our 2020 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under our 2020 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of our 2020 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or stock appreciation rights. In the event a participant’s service relationship is terminated by us or any successor without cause within one year following a sale event, any awards assumed, continued or substituted which are subject to vesting conditions, the lapse or achievement of any conditions and/or a right of repurchase, shall accelerate in full, with any such performance-based awards deemed achieved at 100% of target levels.

Amendment. Our board of directors will be able to amend or discontinue our 2020 Plan and our compensation committee will be able to amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to our 2020 Plan will require the approval of our shareholders.

No awards may be granted under our 2020 Plan after the date that is 10 years from the date of shareholder approval of our 2020 Plan. No awards under our 2020 Plan have been made prior to the date hereof. In June 2020, our board of directors approved option grants to purchase an aggregate of 751,915 common shares to certain of our directors, officers and employees contingent and effective upon the execution of the underwriting agreement for this offering at an exercise price per share equal to the initial public offering price in this offering.

2017 Equity Incentive Plan

We maintain the Fusion Pharmaceuticals Inc. Equity Incentive Plan, which was approved by our board of directors and our shareholders on February 22, 2017, which was most recently amended on January 10, 2020, or the 2017 Plan. The 2017 Plan is intended to provide a means whereby we may attract and retain key employees, officers, directors and consultants and motivate them to exercise their best efforts on behalf of the company and align their interests with those of our shareholders. The 2017 Plan provides for the grant of non-qualified stock options, incentive stock options and restricted awards and is administered by our board of directors.

Authorized Shares. We have reserved an aggregate of 5,278,820 common shares for the issuance of awards under the 2017 Plan. When awards terminate for any reason, are forfeited or are cancelled, the common shares subject to such awards will be added back into the number of common shares reserved for issuance.

Administration. The 2017 Plan is administered by our board of directors. Our board of directors has full power to construe and interpret the plan, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, including in the event of a change in corporate control, all subject to the provisions of the 2017 Plan.

Eligibility. Persons eligible to participate in the 2017 Plan are those employees, non-employee directors or consultants of us or our affiliates, or a registered charity or not for profit corporation as selected from time to time by our board of directors in its discretion.

Options. The 2017 Plan permits grants of options to purchase common shares intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our board of directors but may not be less than the price required by applicable regulatory authorities. The term of each option, unless otherwise specified by the board of directors, will expire 10 years from the vesting commencement date (provided that no exercise period shall exceed 10 years). Unless otherwise specified by the board of directors at the time of grant, all options will vest with respect to 25 percent of shares on the first anniversary of the vesting commencement date, and the remainder will vest ratably in 36 equal monthly installments thereafter. The 2017 Plan provides that participants may exercise their options by paying in cash or exchanged on a net issuance basis. Options intended to qualify as incentive stock options are subject to additional provisions as required under Section 422 of the Code and set forth in the 2017 Plan.

Restricted Awards. Our board of directors may grant Restricted Awards of common shares or hypothetical common share units having a value equal to the fair market value of an identical number of common shares. The board of directors may place certain restriction on transfer, sale, or assignment of such shares for a certain restricted period of time.

Adjustments. In the event of certain corporate events and transactions affecting the company, including a subdivision or consolidation of common shares, payment of a share dividend, change in capitalization of the company, amalgamation, combination, merger or reorganization of the company, the board of directors may make equitable adjustments in the common share subject to outstanding awards and the exercise price of outstanding options and may provide for immediate exercise of outstanding awards if it deems it appropriate.

Liquidity Event. In the event of a liquidity event of the company, the board of directors may determine the treatment of outstanding options in its sole discretion, including providing for conversion into common shares or options, other rights or other securities, accelerated vesting, cash-out or cancellation.

Amendment. Our board of directors may, without notice, amend the 2017 Plan at any time in its sole discretion; provided that, no such amendment shall have any adverse effect with respect to all awards outstanding at the date of such amendment without the prior consent of the awardees holding awards that represent at least a majority of the common shares that are subject to the then outstanding awards. If any such amendment impairs an individual awardee’s rights or increases an awardee’s obligations under such award or creates or increases an awardee’s income tax liability with respect to an award, in each case, in a manner that would materially and adversely affect such Awardee disproportionately more than any other awardee, such amendment shall also be subject to such Awardee’s consent. We will not make any further grants under our 2017 Plan following this initial public offering.

2020 Employee Share Purchase Plan

In June 2020, our board of directors adopted the 2020 Employee Share Purchase Plan, or the ESPP. The ESPP will become effective one day prior to the effectiveness of the registration statement of which this prospectus forms a part. The ESPP will initially reserve and authorize the issuance of up to a total of 450,169 common shares to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2021, by the lesser of 900,338 common shares, 1% of the outstanding number of common shares on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week or are otherwise required to participate by applicable local law will be eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under our ESPP. The initial offering period will commence on such date as determined by our compensation committee. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 15% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common shares, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10-year anniversary of this offering. An amendment that increases the number of common shares that are authorized under the ESPP and certain other amendments will require the approval of our shareholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

Senior Executive Cash Incentive Bonus Plan

In connection with this offering, the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, is expected to be adopted by our board of directors. The Bonus Plan will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: achievement of cash flow (including, but not limited to, achievement of specified research and development, publication, clinical and/or regulatory milestones; cash flow (including, but not limited to, operating cash flow and adjusted free cash flow); earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common shares; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total shareholder returns; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of our common shares; sales or market shares; revenue; corporate revenue; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention, and recruiting and other human resources matters; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been made available to our compensation committee or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Internal Revenue Code limits. We provide a matching contribution of 100 percent of employee contributions up to 3 percent of compensation, which vests after two years of service. The 401(k) plan is intended to be qualified under Section 401(a) of the Internal Revenue Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

RRSP

We maintain a Canadian registered retirement savings plan, or RRSP, that provides eligible Canadian employees with an opportunity to save for retirement on a tax-advantaged basis. We provide a matching contribution of 100 percent of employee contributions up to 3 percent of compensation. For 2020 only, we will provide all employees with a 5% contribution to their RRSP.

Director Compensation Table

Other than as set forth in the table and described more fully below, we did not pay any compensation or make any equity awards or non-equity awards to any of our non-employee directors during fiscal year 2019. Directors may be reimbursed for travel and other expenses directly related to their activities as directors, as described below. Directors who also serve as employees receive no additional compensation for their service as directors. During fiscal year 2019, Dr. Valliant, our Chief Executive Officer, was a member of our board of directors, as well as an employee, and received no additional compensation for his services as a director. See the section titled “Executive Compensation” for more information about Dr. Valliant’s compensation for fiscal year 2019. The following table presents the total compensation for each person who served as a non-employee director during fiscal year 2019.

Name	Fees Earned or Paid in Cash ($)		Share Awards ($)	Option Awards ($)(1)		Total ($)
Johan Christenson, Steve Gannon, Elisha P. Gould III, Chau Q. Khuong, Damian Lamb, Heather Preston	—		—	—		—
Pablo Cagnoni	2,083	(3)	—	191,236	(4)	193,319

(1)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to Dr. Cagnoni in the fiscal year indicated, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to our annual consolidated financial statements appearing at the end of this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers upon exercise of the stock options or sale of the underlying common shares.
(2)	Dr. Christenson, Mr. Gannon, Mr. Gould, Mr. Khuong, Mr. Lamb and Dr. Preston did not receive any compensation for fiscal year 2019.
(3)	Dr. Cagnoni was appointed to our board effective December 1, 2019. Amount reflects a one-month portion of his $25,000 annual cash retainer for his service on our board of directors.
(4)	The aggregate number of shares subject to unexercised options held by Dr. Cagnoni as of December 31, 2019 was 141,011 common shares.

Dr. Cagnoni entered into a director appointment letter with us. Pursuant to his appointment letter, he is entitled to receive an annual fee of $25,000 paid monthly for his service on the board of directors and an additional $10,000, paid monthly, for his service on any committee of the board of directors. In addition, pursuant to his appointment letter, we granted to Dr. Cagnoni an option to purchase 141,011 non-voting common shares, 1/36th of which vest on each monthly anniversary of his appointment to the board of directors, subject to his continued service. Such option will accelerate in full in connection with a Liquidity Event (as defined in the 2017 Plan).

We reimburse directors for out-of-pocket and travel expenses incurred as a result of performing services on our board of directors.

NON-EMPLOYEE DIRECTOR COMPENSATION

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy to compensate our non-employee directors. As of the effectiveness of the registration statement of which this prospectus forms a part, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors	$35,000
Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$7,500
Annual service as chair of the audit committee	$15,000
Annual service as member of the compensation committee (other than chair)	$5,000
Annual service as chair of the compensation committee	$10,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as chair of the nominating and corporate governance committee	$8,000

The policy is designed to ensure that the compensation aligns the directors’ interests with the long-term interests of the shareholders, that the structure of the compensation is simple, transparent and easy for shareholders to understand and that our directors are fairly compensated. Employee directors will not receive additional compensation for their services as directors. Our policy will provide that, upon initial election to our board of directors following the closing of this offering, each non-employee director will be granted an option to purchase 30,000 common shares, the Initial Grant. Furthermore, on the date of each of our annual meeting of shareholders following the closing of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an option to purchase 15,000 common shares, or the Annual Grant. The Annual Grant will vest on the earlier of the first anniversary of the grant date or the next annual meeting of shareholders, subject to continued service as a director through the applicable vesting date. The Initial Grant will vest ratably in 36 equal monthly installments, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the company.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof. Directors may be reimbursed for travel and other expenses directly related to their activities as directors.

Equity Grants to Directors in Connection with our Initial Public Offering

In June 2020, our board of directors approved grants of options to purchase 30,000 common shares to each of Damian Lamb, Chau Q. Khuong, Steve Gannon, Pablo Cagnoni, Johan Christenson and Heather Preston. The options will be granted contingent and effective upon the execution of the underwriting agreement for this offering. The options will be granted under our 2020 Stock Option and Incentive Plan and have an exercise price per share equal to the initial public offering price in this offering. The options will vest and become exercisable in 36 equal monthly installments, subject to the director’s continued service to us through each applicable vesting date.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2017, to which we were or will be a party, in which:

•	the amount involved in the transaction exceeds, or will exceed, $120,000; and

•

in which any of our executive officers, directors or holders of five percent or more of any class of our share capital, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under “Executive Compensation” and “Non-Employee Director Compensation.”

Private Placements of Securities

Class A Preferred Share Financing

In February 2017, with subsequent closings in September 2017 and November 2018, we sold an aggregate of 42,918,661 of our Class A preferred shares at a purchase price of $0.75 per share for an aggregate amount of $32.2 million. In connection with the Class A preferred share financing, certain investors purchased 20,000,000 of our Class A special voting shares at a purchase price of $0.000001 per share and 20,000,000 Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, our majority-owned subsidiary, at a purchase price of $0.75 per share for an aggregate amount of $15.0 million. The following tables summarize purchases of our Class A preferred shares and Class A special voting shares and the Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited by related persons:

Shareholder	Class A Preferred Shares	Total Purchase Price
Entities affiliated with Adams Street Partners, LLC(1)	13,333,333	$9,999,999.75
Johnson & Johnson Innovation—JJDC, Inc.(2)	10,666,667	$8,000,000.25
TPG Biotechnology Partners V, L.P. (3)	8,000,000	$6,000,000.00
Genesys Ventures III LP(4)	5,333,333	$3,999,999.75
FACIT Inc.(5)	2,918,661	$2,188,995.55
Varian Medical Systems, Inc.(6)	2,666,667	$2,000,000.25

(1)

Represents 2,143,200 Class A preferred shares purchased by Adams Street 2014 Direct Fund LP, 1,645,147 Class A preferred shares purchased by Adams Street 2015 Direct Venture/Growth Fund LP, 1,595,823 Class A preferred shares purchased by Adams Street 2016 Direct Venture/Growth Fund LP, 2,388,822 Class A preferred shares purchased by Adams Street 2017 Direct Venture/Growth Fund LP and 5,560,341 Class A preferred shares purchased by Adams Street Venture/Growth Fund VI LP. Elisha Gould III served as member of our board of directors until just prior to the closing of this offering and is an affiliate of Adams Street Partners, LLC, of which Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP are affiliated funds. Entities affiliated with Adams Street Partners, LLC collectively hold more than 5% of our voting securities.

(2)	Asish Xavier served as a member of our board of directors until March 2020 and is an affiliate of Johnson & Johnson Innovation—JJDC, Inc., which holds more than 5% of our voting securities.
(3)

Eran Nadav served as a member of our board of directors until November 2019 and is an affiliate of TPG Global, LLC, of which TPG Biotechnology Partners V, L.P. is an affiliated fund. TPG Biotechnology Partners V, L.P holds more than 5% of our voting securities.

(4)

Damian Lamb serves as a member of our board of directors and is an affiliate of Genesys Capital Management Inc., of which Genesys Ventures III LP is an affiliated fund. Genesys Ventures III LP holds more than 5% of our voting securities.

(5)

Jeffrey Courtney served as a member of our board of directors until February 2017, and was an affiliate of FACIT Inc. FACIT Inc. used convertible notes issued to it in 2015 to purchase certain of the Class A preferred shares issued in connection with the financing.

(6)	Deepak Khuntia served as a member of our board of directors until April 2020, and is an affiliate of Varian Medical Systems, Inc., which holds more than 5% of our voting securities.

Shareholder	Class A Special Voting Shares	Class A Preferred Exchangeable Shares	Total Purchase price
HealthCap VII L.P.(1)	13,333,333	13,333,333	$9,999,999.75
Seroba Life Sciences Fund III Limited Partnership(2)	6,666,667	6,666,667	$5,000,006.92

(1)

Johan Christenson serves as a member of our board of directors and is an affiliate of HealthCap Advisor AB, of which HealthCap VII L.P. is an affiliated fund. HealthCap VII L.P. holds more than 5% of our voting securities.

(2)

Alan O’Connell served as a member of our board of directors until March 2019 and is an affiliate of Seroba Life Sciences Management Limited, of which Seroba Life Sciences Fund III Limited Partnership is an affiliated fund. Seroba Life Sciences Fund III Limited Partnership collectively holds more than 5% of our voting securities.

Class B Preferred Share Financing

In March 2019, with subsequent closings in January 2020 and June 2020, we sold an aggregate of 73,612,085 of our Class B preferred shares at a purchase price of $1.5154 per share for an aggregate amount of $111.6 million. In connection with the Class B preferred share financing, certain investors purchased 8,874,378 of our Class B special voting shares at a purchase price of $0.000001 per share and 8,874,378 Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at a purchase price of $1.5154 per share for an aggregate amount of $13.4 million. The following tables summarize purchases of our Class B preferred shares and Class B special voting shares and the Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited by related persons:

Shareholder	Class B Preferred Shares	Total Purchase Price
Varian Medical Systems, Inc.(1)	14,517,619	$21,999,999.84
OrbiMed Private Investments VII, LP(2)	11,878,051	$17,999,998.50
Pivotal bioVenture Partners Fund I L.P.(3)	6,598,917	$9,999,998.83
Entities affiliated with Adams Street Partners, LLC(4)	5,366,173	$8,131,898.57
Johnson & Johnson Innovation—JJDC, Inc.(5)	5,059,460	$7,667,105.70
TPG Biotechnology Partners V, L.P.(6)	4,289,296	$6,499,999.16
Genesys Ventures III LP(7)	2,146,469	$3,252,759.13

(1)	Deepak Khuntia served as a member of our board of directors until April 2020 and is an affiliate of Varian Medical Systems, Inc., which holds more than 5% of our voting securities.
(2)

Chau Khuong serves on our board of directors and is an affiliate of OrbiMed Advisors LLC of which OrbiMed Private Investments VII, LP is an affiliated fund. OrbiMed Private Investments VII, LP collectively holds more than 5% of our voting securities.

(3)	Heather Preston serves on our board of directors and is an affiliate of Pivotal bioVenture Partners of which Pivotal bioVenture Partners Fund I L.P. is an affiliated fund.
(4)

Represents 862,558 Class B preferred shares purchased by Adams Street 2014 Direct Fund LP, 662,111 Class B preferred shares purchased by Adams Street 2015 Direct Venture/Growth Fund LP, 642,260 Class B preferred shares purchased by Adams Street 2016 Direct Venture/Growth Fund LP, 961,412 Class B preferred shares purchased by Adams Street 2017 Direct Venture/Growth Fund LP and 2,237,832

Class B preferred shares purchased by Adams Street Venture/Growth Fund VI LP. Elisha Gould III served as a member of our board of directors until just prior to the closing of this offering and is an affiliate of Adams Street Partners, LLC, of which Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP are affiliated funds. Entities affiliated with Adams Street Partners, LLC collectively hold more than 5% of our voting securities.
(5)	Asish Xavier served as a member of our board of directors until March 2020 and is an affiliate of Johnson & Johnson Innovation—JJDC, Inc., which holds more than 5% of our voting securities.
(6)

Eran Nadav served as a member of our board of directors until November 2019 and is an affiliate of TPG Global, LLC, of which TPG Biotechnology Partners V, L.P. is an affiliated fund. TPG Biotechnology Partners V, L.P holds more than 5% of our voting securities.

(7)

Damian Lamb serves as a member of our board of directors and is an affiliate of Genesys Capital Management Inc., of which Genesys Ventures III LP is an affiliated fund. Genesys Ventures III LP holds more than 5% of our voting securities.

Shareholder	Class B Special Voting Shares	Class B Preferred Exchangeable Shares	Total Purchase Price
HealthCap VII L.P.(1)	5,712,216	5,712,216	$8,656,292.14
Seroba Life Sciences Fund III Limited Partnership(2).	3,162,162	3,162,162	$4,791,940.30

(1)

Johan Christenson serves on our board of directors and is an affiliate of HealthCap Advisor AB, of which HealthCap VII L.P. is an affiliated fund. HealthCap VII L.P. holds more than 5% of our voting securities.

(2)

Alan O’Connell served as a member of our board of directors until March 2019 and is an affiliate of Seroba Life Sciences Management Limited, of which the Seroba Life Sciences Fund III Limited Partnership is an affiliated fund. The Seroba Life Sciences Fund III Limited Partnership collectively holds more than 5% of our voting securities.

Share Exchange and Voting Agreement

As part of the Class A and Class B financings, certain investors purchased Class A preferred exchangeable shares or Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, or collectively, the Exchangeable Shares. Pursuant to that certain Amended and Restated Share Exchange and Voting Agreement, between us, Fusion Pharmaceuticals (Ireland) Limited and the holders of the Exchangeable Shares, the Exchangeable Shares may be redeemed at the election of the holder. In addition, the Exchangeable Shares will be automatically redeemed upon, among other events, the closing of a Qualified Public Offering (as defined in the Articles of the Corporation, as amended). The redemption price for the Exchangeable Shares will be equal to the par value of $0.000001 per share. Simultaneously with such redemption, we will issue to such holders of our Class A preferred shares or Class B preferred shares, as applicable, based on the then applicable exchange ratio, which is currently set for 1-for-1, and redeem the same number of Class A or Class B special voting shares held by such holder.

Warrant Issuance

In January 2020, we issued warrants to purchase an aggregate of 3,126,391 of our Class B preferred shares and 873,609 Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at an exercise price of $1.5154 per share. The warrants were issued for no consideration and had an issuance-date fair value of $1.4 million.

Holder	Warrants
Entities affiliated with Adams Street Partners, LLC(1)	565,763
Varian Medical Systems, Inc.(2)	519,919
Johnson & Johnson Innovation—JJDC, Inc.(3)	475,802
TPG Capital Biotechnology Partners V, L.P.(4)	371,819
OrbiMed Private Investments VII, LP(5)	359,377
Genesys Ventures III LP(6)	226,305
Pivotal bioVenture Partners Fund I L.P.(7)	199,654
HealthCap VII L.P.(8)	576,233	*
Seroba Life Sciences Fund III Limited Partnership(9)	297,376	*

*	Represent warrants to purchase Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited.
(1)

Represents 90,941 warrants purchased by Adams Street 2014 Direct Fund LP, 69,807 warrants purchased by Adams Street 2015 Direct Venture/Growth Fund LP, 67,714 warrants purchased by Adams Street 2016 Direct Venture/Growth Fund LP, 101,363 warrants purchased by Adams Street 2017 Direct Venture/Growth Fund LP and 235,938 warrants purchased by Adams Street Venture/Growth Fund VI LP. Elisha Gould III served as a member of our board of directors until just prior to the closing of this offering and is an affiliate of Adams Street Partners, LLC, of which Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP are affiliated funds. Entities affiliated with Adams Street Partners, LLC collectively hold more than 5% of our voting securities.

(2)	Deepak Khuntia served as a member of our board of directors until April 2020 and is an affiliate of Varian Medical Systems, Inc., which holds more than 5% of our voting securities.
(3)	Asish Xavier served as a member of our board of directors until March 2020 and is an affiliate of Johnson & Johnson Innovation—JJDC, Inc., which holds more than 5% of our voting securities.
(4)

Eran Nadav served as a member of our board of directors until November 2019 and is an affiliate of TPG Global, LLC, of which TPG Biotechnology Partners V, L.P. is an affiliated fund. TPG Biotechnology Partners V, L.P holds more than 5% of our voting securities.

(5)	Chau Khuong serves on our board of directors and is an affiliate of OrbiMed Advisors LLC of which OrbiMed Private Investments VII, LP is an affiliated fund.
(6)

Damian Lamb serves as a member of our board of directors and is an affiliate of Genesys Capital Management Inc., of which Genesys Ventures III LP is an affiliated fund. Genesys Ventures III LP holds more than 5% of our voting securities.

(7)	Heather Preston on our board of directors and is an affiliate of Pivotal bioVenture Partners of which Pivotal bioVenture Partners Fund I L.P. is an affiliated fund.
(8)

Johan Christenson serves on our board of directors and is an affiliate of HealthCap Advisor AB, of which HealthCap VII L.P. is an affiliated fund. HealthCap VII L.P. holds more than 5% of our voting securities.

(9)

Alan O’Connell served as a member of our board of directors until March 2019 and is an affiliate of Seroba Life Sciences Management Limited, of which Seroba Life Sciences Fund III Limited Partnership is an affiliated fund. Seroba Life Sciences Fund III Limited Partnership collectively holds more than 5% of our voting securities.

Agreements with CPDC

We have entered into a Master Services Agreement and a Supply Agreement with the Centre for Probe Development and Commercialization, or CPDC, under which CPDC provides products and services to us, including preclinical and manufacturing services, administrative support services, access to laboratory facilities and laboratory technicians and products for human safety and efficacy clinical trials. In connection with the Supply Agreement, we pay CPDC $45,000 per month, plus fees for production, packaging and distribution of products supplied to us. In connection with the Master Services Agreement, we pay CPDC periodically pursuant to the amounts set forth in each work order. During the years ended December 31, 2017, 2018 and 2019, we made payments to CPDC in connection with the services described above of $0.6 million, $1.0 million and $1.2 million, respectively. John Valliant, our Chief Executive Officer, is the founder and a member of the board of directors of CPDC.

Agreements with Shareholders

In connection with our Class A preferred share financings and our Class B preferred share financings, we entered into investors’ rights, voting, right of first refusal and co-sale agreements and share exchange and voting agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred shares and certain holders of our common shares.

Stock Option Grants to Executive Officers

We have granted stock options to our named executive officers as more fully described in the section titled “Executive Compensation.”

Indemnification Agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Canadian law.

Directed Share Program

At our request, the underwriters have up to five percent of the common shares offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons through a directed share program. We do not currently know the extent to which these related persons will participate in the directed share program, if at all. Any reserved shares purchased by our directors and officers will be subject to a 180-day lock-up described under the section titled “Underwriters.” See “Underwriting—Directed Share Program.”

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when shareholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the shareholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, or SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common shares, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of June 22, 2020, information regarding the beneficial ownership of our common shares by:

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group

The information in the following table is calculated based on 29,164,044 common shares deemed to be outstanding before this offering and 37,514,044 common shares outstanding after this offering. The number of shares outstanding is based on the number of common shares outstanding as of June 22, 2020 as adjusted to give effect to:

•	the redemption of all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and all of our outstanding special voting shares;

•	the issuance of 28,874,378 preferred shares upon the redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited;

•

the conversion of all outstanding preferred shares, including the preferred shares issued upon the redemption of the preferred exchangeable shares, into an aggregate of 27,234,489 common shares upon the closing of this offering;

•	the conversion of all of our non-voting common shares into voting common shares and the subsequent conversion of all voting common shares into common shares;

•	all outstanding warrants to purchase preferred shares and preferred exchangeable shares becoming warrants to purchase common shares upon the closing of this offering; and

•	the sale of 8,350,000 common shares in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

The following table does not reflect any common shares that may be purchased pursuant to our directed share program described in the section titled “Underwriting—Directed Share Program.” If any shares are purchased by our existing principal shareholders, directors or their affiliated entities, the number and percentage of our common shares beneficially owned by them after this offering will differ from those set forth in the following table.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer, director and holder of (5%) or more is listed below is c/o Fusion Pharmaceuticals Inc., 270 Longwood Road South, Hamilton, ON L8P 0A6.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission and applicable Canadian securities laws, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any common shares that the person has the right to acquire within 60 days of June 22, 2020 through the exercise of options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Common Shares Beneficially Owned	Percentage of Shares Outstanding
		Before Offering	After Offering
5% or Greater Shareholders
HealthCap VII L.P.(1)	3,675,176	12.56%	9.77%
Entities affiliated with Adams Street Partners, LLC(2)	3,608,390	12.33%	9.59%
Varian Medical Systems, Inc.(3)	3,316,013	11.33%	8.82%
Johnson & Johnson Innovation – JJDC, Inc.(4)	3,034,634	10.37%	8.07%
Canada Pension Plan Investment Board(5)	2,471,966	8.48%	6.59%
TPG Biotechnology Partners V, L.P.(6)	2,371,436	8.11%	6.31%
OrbiMed Private Investments VII, LP(7)	2,292,081	7.84%	6.10%
Seroba Life Sciences Fund III Limited Partnership(8)	1,896,646	6.49%	5.05%
Directors, Named Executive Officers and Other Executive Officers
John Valliant, PhD(9)	1,420,408	4.73%	3.70%
John Crowley, CPA(10)	110,981	*	*
Eric Burak, PhD(11)	268,472	*	*
Damian Lamb	—	—	—
Pablo Cagnoni(12)	31,335	*	*
Johan Christenson, MD, PhD	––	—	—
Steve Gannon(13)	27,418	*	*
Elisha P. Gould III, MBA(14)	––	—	—
Chau Q. Khuong	––	—	—
Heather Preston, MD	––	—	—
All executive officers and directors as a group (11 persons)	1,858,614	6.10%	4.79%

*	Less than one percent.
(1)

Consists of: (a) 2,497,345 common shares issuable upon redemption of Class A preferred exchangeable shares, and subsequent conversion of Class A preferred shares, (b) 1,069,902 common shares issuable upon redemption of Class B preferred exchangeable shares, and subsequent conversion of Class B preferred shares and (c) 107,929 common shares underlying warrants. Johan Christenson, MD, PhD is a Partner of HealthCap Advisor AB, acting as advisor to HealthCap Advisor AB and a member of our Board of Directors. Dr. Christenson disclaims beneficial ownership of all shares held by HealthCap VII L.P. except to the extent of his pecuniary interest therein. The principal business address of HealthCap VII L.P. is 18 Avenue d’Ouchy, Lausanne, Switzerland CH-1006.

(2)

Consists of: (a) 401,423 common shares issuable upon conversion of Class A preferred shares purchased by Adams Street 2014 Direct Fund LP, (b) 308,137 common shares issuable upon conversion of Class A preferred shares purchased by Adams Street 2015 Direct Venture/Growth Fund LP, (c) 298,898 common shares issuable upon conversion of Class A preferred shares purchased by Adams Street 2016 Direct Venture/Growth Fund LP, (d) 447,428 common shares issuable upon conversion of Class A preferred shares purchased by Adams Street 2017 Direct Venture/Growth Fund LP, (e) 1,041,456 common shares issuable upon conversion of Class A preferred shares purchased by Adams Street Venture/Growth Fund VI LP, (f) 161,556 common shares issuable upon conversion of Class B preferred shares purchased by Adams

Street 2014 Direct Fund LP, (g) 124,013 common shares issuable upon conversion of Class B preferred shares purchased by Adams Street 2015 Direct Venture/Growth Fund LP, (h) 120,294 common shares issuable upon conversion of Class B preferred shares purchased by Adams Street 2016 Direct Venture/Growth Fund LP, (i) 180,072 common shares issuable upon conversion of Class B preferred shares purchased by Adams Street 2017 Direct Venture/Growth Fund LP, (j) 419,148 common shares issuable upon conversion of Class B preferred shares purchased by Adams Street Venture/Growth Fund VI LP, (k) 17,033 common shares underlying warrants purchased by Adams Street 2014 Direct Fund LP, (l) 13,074 common shares underlying warrants purchased by Adams Street 2015 Direct Venture/Growth Fund LP, (m) 12,682 common shares underlying warrants purchased by Adams Street 2016 Direct Venture/Growth Fund LP, (n) 18,985 common shares underlying warrants purchased by Adams Street 2017 Direct Venture/Growth Fund LP and (o) 44,191 common shares underlying warrants purchased by Adams Street Venture/Growth Fund VI LP. Elisha Gould, III is a Partner at Adams Street Partners, LLC and a member of our Board of Directors. Mr. Gould will be resigning from the Board of Directors immediately before effectiveness of the registration of which this prospectus forms a part. Adams Street Partners, LLC is the managing member of the general partner of the general partner of Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP, collectively, the Adams Street Funds. Adams Street Partners, LLC may be deemed to beneficially own the Class A preferred shares, the Class B preferred shares and the common shares underlying warrants held by the Adams Street Funds. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin Murray and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), disclaim beneficial ownership of the Class A preferred shares, the Class B preferred shares and the common shares underlying warrants except to the extent of their pecuniary interest therein. The principal business address of Adams Street Partners, LLC is One North Wacker Drive, Suite 2700, Chicago, IL 60606-2823.
(3)

Consists of: (a) 499,468 common shares issuable upon conversion of Class A preferred shares, (b) 2,719,164 common shares issuable upon conversion of Class B preferred shares and (c) 97,381 common shares underlying warrants. The principal business address of Varian Medical Systems, Inc. is 3100 Hansen Way, Palo Alto, CA 94304.

(4)

Consists of: (a) 1,997,876 common shares issuable upon conversion of Class A preferred shares, (b) 947,640 common shares issuable upon conversion of Class B preferred shares and (c) 89,118 common shares underlying warrants. Johnson & Johnson Innovation – JJDC, Inc., a New Jersey corporation, or JJDC, is a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation, or J&J. J&J may be deemed to indirectly beneficially own the shares that are directly beneficially owned by JJDC. The principal business address of J&J is One Johnson & Johnson Plaza, New Brunswick, NJ 08933, and the principal business address of JJDC is 410 George Street, New Brunswick, NJ 08901.

(5)

Consists of 2,471,966 common shares issuable upon conversion of Class B preferred shares. The principal business address of Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5.

(6)

Consists of: (a) 1,498,406 common shares issuable upon conversion of Class A preferred shares, (b) 803,388 common shares issuable upon conversion of Class B preferred shares and (c) 69,642 common shares underlying warrants. The general partner of TPG Biotechnology Partners V, L.P. is TPG Biotechnology GenPar V, L.P., whose general partner is TPG Biotech GenPar V Advisors, LLC, whose sole member is TPG Holdings, I L.P., whose general partner is TPG Holdings I-A, LLC, whose sole member is TPG Group Holdings (SBS), L.P., whose general partner is TPG Group Holdings (SBS) Advisors, LLC, whose sole member is TPG Group Holdings (SBS) Advisors, Inc. David Bonderman and James G. Coulter are the sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to beneficially own the securities beneficially owned by TPG Biotechnology Partners V, L.P. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities beneficially owned by TPG Biotechnology Partners V, L.P. except to the extent of their pecuniary interest therein. The principal business address of TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(7)

Consists of: (a) 2,224,770 common shares issuable upon conversion of Class B preferred shares purchased by OrbiMed Private Investments VII, LP, or OPI VII, and (b) 67,311 common shares underlying warrants purchased by OPI VII. Chau Q. Khuong is an employee at OrbiMed Advisors LLC, or OrbiMed Advisors, and a member of our Board of Directors. OrbiMed Capital GP VII LLC, or OrbiMed GP VII, is the general partner of OPI VII and OrbiMed Advisors is the managing member of OrbiMed GP VII. By virtue of such relationships, OrbiMed GP VII and OrbiMed Advisors may be deemed to have voting power and investment power over the securities held by OPI VII and as a result, may be deemed to have beneficial ownership over such securities. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI VII. The principal business address of OrbiMed Private Investments VII, LP is c/o OrbiMed Advisors, 601 Lexington Avenue 54th Floor, New York, NY 10022.

(8)

Consists of: (a) 1,248,672 common shares issuable upon redemption of Class A preferred exchangeable shares, and subsequent conversion of Class A preferred shares, (b) 592,276 common shares issuable upon redemption of Class B preferred exchangeable shares, and subsequent conversion of Class B preferred shares and (c) 55,698 common shares underlying warrants. The general partner of the Seroba Life Sciences Fund III Limited Partnership is Seroba Life Sciences (GP III) Limited. The principal business address of the Seroba Life Sciences Fund III Limited Partnership is 18 Herbert Street, Dublin 2, Ireland.

(9)

Consists of: (a) 531,934 common shares held in trust by the Centre for Probe Development and Commercialization for Valliant Consulting and Management Inc., of which Dr. Valliant is the beneficial owner, (b) 657,592 common shares underlying options exercisable within 60 days of June 22, 2020 and (c) 230,882 common shares issuable upon conversion of non-voting common shares underlying options exercisable within 60 days of June 22, 2020.

(10)	Consists of 110,981 common shares issuable upon conversion of non-voting common shares underlying options exercisable within 60 days of June 22, 2020.
(11)

Consists of: (a) 38,490 common shares issuable upon conversion of non-voting common shares held in trust by the Centre for Probe Development and Commercialization, (b) 160,718 common shares underlying options exercisable within 60 days of June 22, 2020 and (c) 69,264 common shares issuable upon conversion of non-voting common shares underlying options exercisable within 60 days of June 22, 2020.

(12)	Consists of 31,335 common shares issuable upon conversion of non-voting common shares underlying options exercisable within 60 days of June 22, 2020.
(13)	Consists of 27,418 common shares issuable upon conversion of non-voting common shares underlying options exercisable within 60 days of June 22, 2020.
(14)	Mr. Gould will be resigning immediately before the effectiveness of the registration statement of which this prospectus forms a part.

DESCRIPTION OF SHARE CAPITAL

The following descriptions are summaries of the material terms of the Articles of Amendment to the Articles of the Corporation, as amended, and our amended by-laws, which will be effective before the closing of this offering. The descriptions of the common shares and preferred shares give effect to changes to our capital structure that will occur before the closing of this offering. We refer in this section to the Articles of Amendment to the Articles of the Corporation, as amended, as our articles, and we refer to our amended by-laws as our by-laws.

General

Upon closing of this offering, our authorized share capital will consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, all of which preferred shares will be undesignated.

As of June 22, 2020, 1,529,311 of our voting common shares were outstanding and held of record by four shareholders, 400,244 of our non-voting common shares were outstanding and held of record by seventy-seven shareholders, 42,918,661 of our Class A preferred shares were outstanding and held of record by ten shareholders, 20,000,000 of our Class A special voting shares were outstanding and held of record by two shareholders, 73,612,085 of our Class B preferred shares were outstanding and held of record by fifteen shareholders and 8,874,378 of our Class B special voting shares were outstanding and held of record by two shareholders. Additionally, 20,000,000 of the Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited were outstanding and held of record by two shareholders and 8,874,378 of the Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited were outstanding and held of record by two shareholders. This amount does not take into account the conversion of all outstanding preferred shares into 27,234,489 common shares upon the closing of this offering.

Common Shares

The holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Holders of our common shares are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred shares. Our common shares have no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common shares will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred shares. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Shares

Upon the closing of this offering, all outstanding preferred shares will be converted into common shares. In addition, our special voting preferred shares will be redeemed and all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited will be redeemed for our preferred shares and immediately converted into our common shares.

Upon the closing of this offering, our board of directors will have the authority, without further action by our shareholders, to issue an unlimited number of preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common shares. The issuance of our preferred shares could adversely affect the voting power of holders of common shares and the likelihood that such holders will receive dividend payments and payments upon our liquidation, dissolution or winding up. In addition, the issuance of preferred shares could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no preferred shares will be outstanding, and we have no present plan to issue any preferred shares.

Options

As of June 22, 2020, options to purchase 4,006,594 common shares at a weighted-average exercise price of $2.20 per share were outstanding under our 2017 Plan.

Warrants

As of June 22, 2020, warrants to purchase 3,126,391 of our Class B preferred shares at an exercise price of $1.5154 per share and 873,609 Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at an exercise price of $1.5154 per share were outstanding, which warrants were not granted pursuant to a benefits plan.

Registration Rights

Upon the closing of this offering, the holders of 27,234,489 common shares, including those issuable upon the conversion of preferred shares, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and holders of our preferred shares. The amended and restated investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the effective date of this registration statement, the holders of 27,234,489 common shares, including those issuable upon the conversion of our preferred shares upon closing of this offering, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the securities eligible for registration then outstanding, with respect to outstanding securities of such shareholders having an anticipated aggregate offering, net of related fees and expenses, of at least $5 million.

Short-Form Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of shareholders holding at least a majority of the securities eligible for registration then outstanding we will be required to file a Form S-3 registration restatement with respect to outstanding securities of such shareholders having an anticipated aggregate offering, net of related fees and expenses, of at least $2.0 million. We are required to effect only two registrations in any 12-month period pursuant to this provision of the amended and restated investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of our common shares, including those issuable upon the conversion of our preferred shares, are entitled to include their shares in the registration. Subject to certain exceptions contained in the amended and restated investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights and short form registration rights granted under the amended and restated investors’ rights agreement will terminate on the earlier of a fifth anniversary of the closing of this offering, a liquidation event or at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three-month period.

Expenses

Ordinarily, other than underwriting discounts and commissions, we are generally required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue-sky fees and expenses.

Canadian Registration Rights

The amended and restated investors’ rights agreement may also include substantially similar demand registration rights, short-form registration rights and piggyback registration rights and related provisions, with respect to distributions of our securities in Canada or otherwise subject to applicable Canadian laws.

Stock Exchange Listing

We have applied to list our common shares on The Nasdaq Global Market under the proposed trading symbol “FUSN.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common share will be American Stock Transfer & Trust Company, LLC.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our shares. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 22, 2020, upon the closing of this offering, 37,514,044 common shares will be outstanding, assuming the issuance of 8,350,000 shares offered by us in this offering, no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and restricted common shares are subject to time-based vesting terms. All remaining common shares held by existing shareholders immediately prior to the closing of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 375,140 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of March 31, 2020; or

•	the average weekly trading volume of our common shares on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, all of our directors and officers and substantially all of our shareholders have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC may, in their sole discretion, permit early release of shares subject to the lock-up agreements. See the section titled “Underwriting,” appearing elsewhere in this prospectus for more information.

Registration Rights

Upon closing of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Share Capital—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of the date of this prospectus, we estimate that such registration statement on Form S-8 will cover approximately 8,730,113 shares.

COMPARISON OF CANADIAN LAW AND DELAWARE LAW

We are governed by the Canada Business Corporations Act, or the CBCA. Significant differences between the CBCA and the Delaware General Corporate Law, or the DGCL, which governs companies incorporated in the State of Delaware, include the following:

Capital Structure

Delaware	Canada

Under the DGCL, the certificate of incorporation must set forth the total number of shares of stock which the corporation shall have authority to issue and the par value of each of such shares, or a statement that the shares are to be without par value.

Under the CBCA, the articles of incorporation may but are not required to set forth the maximum number of shares that the corporation is authorized to issue.

Dividends

Delaware	Canada

The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.

Under the CBCA, dividends may be declared on the common shares at the discretion of the board of directors. Any dividends declared shall be subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Dividends may not be declared if there are reasonable grounds for believing that the corporation is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Number and Election of Directors

Delaware	Canada

Under the DGCL, the board of directors must consist of at least one person, and the number of directors is generally fixed by, or in the manner provided in, the by-laws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The Board may be divided into three classes of directors, with one-third of each class subject to election by the stockholder each year after such classification becomes effective.

Under the CBCA, a distributing corporation, any of the issued securities of which remain outstanding and are held by more than one person, shall have no fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The articles of incorporation will commonly set out the number of initial directors and, if applicable, the minimum and maximum number of directors of the corporation. The shareholders may amend the articles to increase or decrease the number of directors or the minimum or maximum number of directors.

Shareholders may elect directors to hold office for a term expiring not later than the third annual meeting of the shareholders following the election.

Removal of Directors

Delaware	Canada

Under the DGCL, any or all directors may be removed with or without cause by the holders of a majority of shares entitled to vote at an election of directors unless the certificate of incorporation otherwise provides or in certain other circumstances if the corporation has cumulative voting.

Under the CBCA, the shareholders of a corporation may by ordinary resolution remove any director or directors from office. If the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Vacancies on the Board of Directors

Delaware	Canada

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Under the CBCA, vacancies on the board may be filled by a quorum of directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles.

If there is not a quorum of directors or if there has been a failure to elect the number or minimum number of directors provided for in the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

Qualifications of Directors

Delaware	Canada
Under the DGCL, directors are not required to be residents of Delaware or the United States. The certificate of incorporation or by-laws may prescribe other qualifications for directors.	Under the CBCA, at least 25% of directors of a CBCA corporation must be resident Canadians and where the number of directors is less than four, at least one director must be a resident Canadian. The articles of incorporation may prescribe other qualifications for directors.

Board of Director Quorum and Vote Requirements

Delaware	Canada

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or by-laws require a greater number. The by-laws may lower the number required for a quorum to one-third the number of directors, but no less.

Under the CBCA, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors. Under the CBCA, directors may not transact business at a meeting of directors unless at least 25% of the directors present are resident Canadians or, if the corporation has less than 4 directors, at least one of the directors present is a resident Canadian, or, if a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting, and the required number of resident Canadian directors would have been present had that director been present at the meeting.

Transactions with Directors and Officers

Delaware	Canada

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

Under the CBCA, a director or an officer of a corporation shall disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer (i) is a party to the contract or transaction; (ii) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (iii) has a material interest in a party to the contract or transaction.

Under the CBCA, directors do not have to abstain from voting on matters related to director compensation, indemnity or insurance under the CBCA or which otherwise pertain to an affiliate.

Limitation on Liability of Directors

Delaware	Canada

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability:

•   for breach of the director’s duty of loyalty to the corporation or its stockholders;

•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•   under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions; or

•   for any transaction from which the director derived an improper personal benefit.

No provision in a contract, the articles, the by-laws or a resolution may relieve a director or officer from the duty to act in accordance with the CBCA or the regulations or relieve him or her from liability for a breach thereof.

Indemnification of Directors and Officers

Delaware	Canada

Under the DGCL, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•   acted in good faith and in a manner he or she reasonably believed to be;

•   in or not opposed to the best interests of the corporation;

•   or, in some circumstances, at least not opposed to its best interests; and

•   in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL permits indemnification for derivative suits against expenses (including legal fees) if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and only if the person is not found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification.

Under the CBCA, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnity an individual unless the individual:

•   acted honestly and in good faith with a view to the best interests of the corporation; and

•   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The CBCA permits indemnification for derivative suits with the approval of the court, or if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, acted honestly and in good faith with a view to the best interests of the corporation; and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Call and Notice of Stockholder Meetings

Delaware	Canada

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or by-laws.

If an annual meeting for election of directors is not held on the date designated or an action by written

Under the CBCA, the directors are required to call an annual meeting of shareholders not later than 18 months after the corporation comes into existence, and subsequently, not later than 15 months after holding the last preceding annual meeting (but not later than 6 months after the end of the corporation’s preceding fiscal year). The CBCA requires that a meeting of shareholders may be held anywhere in Canada as the by-laws or board of directors may determine. A meeting of shareholders may be held at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

The directors may at any time call a special meeting of the shareholders. The holders of not less than five per cent of the issued and outstanding shares of a corporation that carry the right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

Stockholder Action by Written Consent

Delaware	Canada
Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.	Under the CBCA, shareholders may act by written resolution signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders.

Stockholder Nominations and Proposals

Delaware	Canada
Under the DGCL, the by-laws of a corporation may include provisions respecting the nomination of directors or proposals by stockholders, including requirements for advance notice to the corporation.

Under the CBCA, a registered holder or beneficial owner of shares that are entitled to be voted at an annual meeting of shareholders may submit to the corporation notice of any matter that the person proposes to raise at the meeting (a “proposal”); however, the by-laws of a corporation may include requirements for advance notice to the corporation.

A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five per cent of the issued and outstanding shares or five per cent of the issued and outstanding shares of a class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented, but this subsection does not preclude nominations made at a meeting of shareholders.

Stockholder Quorum and Vote Requirements

Delaware	Canada

Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specify a different quorum, but in no event may a

Unless the by-laws otherwise provide, under the CBCA the holders of a majority of the shares entitled to vote at the meeting, present in person or represented by proxy, constitute a quorum for a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or by-laws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.

meeting of shareholders. Under our by-laws, the presence at a shareholder meeting, in person or represented by proxy, of at least two shareholders holding not less than 33 1/3% of the outstanding voting common shares shall constitute a quorum for the purpose of transacting business at the shareholder meeting.

Unless the CBCA, articles of incorporation or by-laws provide for a greater vote, generally the required vote under the CBCA is a majority of the votes cast by the shareholders who voted in respect of that resolution.

Amendment of Governing Instrument

Delaware	Canada

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Amendment of By-laws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal by-laws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that by-laws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the by-laws.

Amendment to Articles of Incorporation. Under the CBCA, either a director or a shareholder entitled to vote at an annual or special meeting of shareholders may make a proposal to amend the articles. A proposed amendment to the articles requires approval by special resolution of the shareholders. A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on that resolution.

Under the CBCA, the holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the articles of incorporation if the articles would have certain consequences, including increasing or decreasing the number of shares of such class, or changes that affect the rights and preferences of such class or series.

Amendment to By-Laws. Under the CBCA, a shareholder entitled to vote at an annual or special meeting of shareholders may make a proposal to make, amend or repeal a by-law. Unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. The directors shall then submit such by-law, or amendment or repeal of such by-law, to the shareholders at the next meeting of shareholders, and the shareholders may, confirm, reject or amend the by-law, amendment or repeal by ordinary resolution.

Votes on Mergers, Consolidations and Sales of Assets

Delaware	Canada

The DGCL provides that, unless otherwise provided in the certificate of incorporation or by-laws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under the CBCA, the approval of an amalgamation agreement requires approval by special resolution. A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on that resolution.

Dissenter’s Rights of Appraisal

Delaware	Canada

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from and request payment for the stockholders shares upon a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

Under the CBCA, a shareholder may dissent from a transaction and obtain a right of appraisal when the corporation resolves to: (a) amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class; (b) amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on; (c) amalgamate with another corporation (other than a short form amalgamation); (d) be continued under the laws of another jurisdiction; (e) sell, lease or exchange all or substantially all its property or assets; or (f) carry out a going-private transaction or a squeezeout transaction. Further, the holders of a class or series of shares entitled to vote as a separate class on an amendment to the articles of incorporation may dissent from such amendment, and this right to dissent applies even if there is only one class of shares.

A shareholder asserting dissent rights is entitled, subject to specified procedural requirements, including objecting to the action giving rise to dissent rights and making a proper demand for payment, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made. Under the CBCA, if the shareholder and the corporation do not agree on the fair value for the shareholders shares, the corporation or the dissenting shareholder may apply to a court to fix a fair value for the shares. The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Anti-Takeover and Ownership Provisions

Delaware	Canada

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the corporation’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, asset sales and other similar transactions with an interested stockholder.

The CBCA contains no restriction on adoption of a shareholder rights plan. The CBCA does not restrict related party transactions; however, in Canada, takeover bids and related party transactions are addressed in provincial securities legislation and policies.

Inspection of Books and Records

Delaware	Canada

Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, upon written demand, inspect the corporation’s books and records during business hours for a proper purpose and may make copies and extracts therefrom.

Under the CBCA, shareholders and creditors of a corporation and their personal representatives may examine the records of the corporation during the usual business hours of the corporation, and may take extracts from those records, free of charge, and, if the corporation is a distributing corporation, any other person may do so upon payment of a reasonable fee.

Derivative Actions

Delaware	Canada

Under the DGCL, a stockholder may bring a derivative action on behalf of a corporation to enforce the corporation’s rights if he or she was a stockholder at the time of the transaction which is the subject of the action. Additionally, under Delaware case law, a stockholder must have owned stock in the corporation continuously until and throughout the litigation to maintain a derivative action. Delaware law also requires that, before commencing a derivative action, a stockholder must make a demand on the directors of the corporation to assert the claim, unless such demand would be futile. A stockholder also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Under the CBCA, a ‘‘complainant’’, which includes a current or former shareholder (including a beneficial shareholder), director or officer of a corporation or its affiliates (or former director or officer of the corporation or its affiliates) and any other person who, in the discretion of the court, is an appropriate person, may make an application to court to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate (a derivative action).

No derivative action may be brought unless notice of the application has been given to the directors of the corporation or its subsidiary not less than fourteen days before bringing the application and the court is satisfied that (i) the complainant has given notice to the directors of the corporation or its subsidiary not less than fourteen days before bringing the application, or as otherwise ordered by the court, if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

In connection with a derivative action, the court may make any order it thinks fit, including an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a description of the material U.S. federal income tax consequences to “U.S. Holders”, as defined below, of owning and disposing of our common shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that is an initial purchaser of the common shares pursuant to the offering and that holds our common shares as a capital asset for tax purposes (generally, property held for investment), and does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding common shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. Dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our common shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding our common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•	persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of common shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code”, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the “Treaty”, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares and is:

(i)    An individual who is a citizen or resident of the United States;

(ii)    a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(iii)    an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)    a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN THE COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, AND THE APPLICATION OF ANY TAX TREATIES.

Distributions on Common Shares

Subject to the discussion below under “PFIC rules”, a U.S. Holder that receives a distribution with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or other taxable disposition of common shares”, below). However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and accordingly each U.S. Holder should assume that any distribution by us with respect to our common shares will constitute dividend income. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to applicable limitations, and provided we are eligible for the benefits of the Treaty, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the taxable year of distribution or in the preceding taxable year. For any taxable year in which we are a PFIC, any dividends we pay will not be eligible for the preferential tax rate applicable to “qualified dividend income” received by individuals and certain other non-corporate U.S. Holders. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the discussion below under “PFIC rules”, upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in our common shares generally will be such holder’s U.S. dollar cost for such common shares (adjusted for gains or losses previously recognized in connection with the rules applicable to PFICs, to the extent applicable, discussed below). Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Rules

PFIC Status

We believe we were classified as a passive foreign investment company, or PFIC, during the taxable year ended December 31, 2019. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2020 or future taxable years, and we cannot provide any assurances regarding our PFIC status for any current or future taxable years. If we are a PFIC for any year during a U.S. Holder’s holding period, a U.S. Holder may be subject to adverse U.S. federal income tax consequences as a result of the acquisition, ownership and disposition of our common shares. The determination of whether any corporation is, was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any taxable year depends on the assets and income of such corporation over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date hereof. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any subsidiary) concerning its PFIC status. Each U.S. Holder should consult its tax advisors regarding our PFIC status and the PFIC status of our subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a taxable year, (a) 75% or more of our gross income is passive income, or the “income test”, or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets, or the “asset test”. For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any Subsidiary PFIC and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of our common shares are made.

Default PFIC Rules under Section 1291 of the Code

If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of such shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or “QEF Election”, or makes a mark-to-market election with respect to our common shares under Section 1296 of the Code, or “Mark-to-Market

Election”. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any “excess distribution” received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on our common shares or received with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the taxable year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other taxable year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must generally treat any such interest paid as “personal interest,” which is generally not deductible.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may be able to terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed herein), but not loss, as if such common shares were sold on the last day of the last taxable year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first taxable year in which such U.S. Holder’s holding period of our common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) ”earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any taxable year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will generally be treated as “personal interest,” which is generally not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) would receive any distributions from us tax free to the extent that such distribution represents our “earnings and profits” or “net capital gain” that were previously included in income by the U.S. Holder because of such QEF Election and (b) would adjust its tax basis in our common shares to reflect the amount included in income and/or received as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is “timely”. A QEF Election will be treated as timely if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which we were a PFIC. A U.S. Holder generally may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain, as discussed in the preceding sentence, then such U.S. Holder shall continue to be subject to tax under the rules of Section 1291 discussed above. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and any Subsidiary PFIC for the QEF rules to apply to all PFICs.

A QEF Election will apply to the taxable year for which such QEF Election is timely made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent taxable year in which we qualify as a PFIC.

We will determine our PFIC status at the end of each taxable year and will satisfy any applicable record keeping and reporting requirements that apply to a QEF, including providing to you, for each taxable year that we determine we are or, in our reasonable determination, may be a PFIC (in which case we will also determine the PFIC status of each of our subsidiaries), a PFIC Annual Information Statement containing information necessary for you to make a QEF Election with respect to us and any Subsidiary PFICs in which we own a controlling interest. In addition, we intend to provide to you such a PFIC Annual Information Statement with respect to any Subsidiary PFIC in which we do not own a controlling interest. We may elect to provide such information on our website. We can provide no assurances that we will provide all necessary information for you to make a QEF Election with respect to any Subsidiary PFIC in which we do not own a controlling interest. Because we may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain the required information.

Each U.S. Holder should consult its tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code, discussed above, that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to our common shares only if our common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We expect that following the closing of this offering, our common shares will be “regularly traded” on The Nasdaq Global Market in the second calendar quarter of 2020. However, there can be no assurance that our common shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first taxable year of such U.S. Holder’s holding period for our common shares for which we are a PFIC and if such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior taxable years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury

Regulations, be treated as having made a taxable disposition of such shares. Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include dividend income and net gains from the disposition of our common shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and Mark-to-Market inclusions and deductions may all be included in the calculation of net investment income. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of our common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder generally may claim the amount of Canadian withholding tax withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the Tax Act, to a purchaser who acquires as beneficial owner common shares under this offering, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax convention, (ii) holds the common shares as capital property, (iii) deals at arm’s length with, and is not affiliated with, the Company or the underwriters, and (iv) does not use or hold and will not be deemed to use or hold, the common shares in a business carried on in Canada, hereinafter, a Non-Resident Holder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an ‘‘authorized foreign bank’’ within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, the Canada-U.S. Tax Treaty, or the Treaty, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, or the CRA, published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a Non-Resident Holder who reports its ‘‘Canadian tax results’’ in a currency other than Canadian currency; or that has entered or enters into a ‘‘derivative forward agreement’’ with respect to the common shares (each as defined in the Tax Act). Any such Non-Resident Holder should consult its own tax advisor with respect to an investment in the common shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the common shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the applicable exchange rate (such as the Canadian-U.S. dollar exchange rate).

Dividends

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Resident Holder by the Company will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction under the provisions of an applicable income tax convention. For example, under the Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a beneficially entitled

Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes ‘‘taxable Canadian property’’ (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Generally, the common shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided the common shares are listed at that time on a ‘‘designated stock exchange,’’ as defined in the Tax Act (which currently includes the Nasdaq Stock Market), , unless at any time during the 60-month period that ends at that time the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the company; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) ‘‘Canadian resource properties’’, (c) ‘‘timber resource properties’’ (each as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law rights in, such properties, whether or not such properties exist. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property. A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Cowen and Company, LLC
Wedbush Securities Inc.

Total	8,350,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,252,500 additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,252,500 common shares.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4.6 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We have applied to have our common shares listed on The Nasdaq Global Market under the trading symbol “FUSN.”

We and all directors and officers and the holders of all of our outstanding shares, stock options and warrants have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and shareholders with respect to:

•

transactions relating to common shares or other securities acquired in this offering or in open market transactions after the pricing of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common shares or other securities acquired in this offering or such open market transactions;

•

transfers of common shares or any security convertible into or exercisable or exchangeable for common shares as a bona fide gift, or to a charitable organization or educational institution in a transfer not involving a disposition for value;

•

transfers or dispositions of common shares or any security convertible into or exercisable or exchangeable for common shares to any member of the immediate family of the undersigned or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value;

•

transfers or dispositions of common shares or any security convertible into or exercisable or exchangeable for common shares (i) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned upon the death of the undersigned or (ii) by operation of law pursuant to orders of a court or regulatory agency, in connection with a negotiated divorce settlement or pursuant to a qualified domestic relations order;

•

if the undersigned is an entity, (x) transfers or distributions of common shares or any security convertible into common shares to general or limited partners, members or stockholders of the undersigned, its direct or indirect affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) or to an investment fund or other entity that controls or manages, or is under common control with, the undersigned, or (y) distributions of common shares or any security convertible into common shares to partners, members, stockholders, beneficiaries or other equity holders of the undersigned;

•

transfers or dispositions of common shares or any security convertible into or exercisable or exchangeable for common shares to us pursuant to any contractual arrangement in effect on the date of this agreement and disclosed to the underwriters in writing that provides for the repurchase of the undersigned’ common shares or other securities by us or in connection with the termination of the undersigned’ employment with or service to us; provided that any filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares shall indicate by footnote disclosure or otherwise the nature of the transfer or disposition);

•

transfers or dispositions of common shares or other securities to us in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, common shares (including by way of “net” or “cashless” exercise solely to cover withholding tax obligations in connection with such exercise and any transfer to us for the payment of taxes as a result of such exercise); provided that (i) any such common shares received by the undersigned shall be subject to the terms of this agreement and (ii) no filing under Section 16 of the Exchange Act reporting a reduction in beneficial ownership of common shares shall be required or shall be voluntarily made during the restricted period (other than a filing on a Form 4 that reports such disposition under the transaction code “F”);

•

the establishment of a trading plan pursuant to Rule 10b5 1 under the Exchange Act for the transfer of common shares, provided that (i) such plan does not provide for the transfer of common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period; or

•

transfers of common shares (or any securities convertible into or exercisable or exchangeable for common shares) pursuant to a bona fide third-party tender offer for shares of our capital stock made to all holders of our securities, merger, consolidation or other similar transaction approved by our board of directors the result of which is that any person (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of our voting stock, and (ii) entry into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of common shares or such other securities in connection with a transaction described in (i) above; provided that in the event that such change of control transaction is not completed, the common shares (or any security convertible into or exercisable or exchangeable for common shares) owned by the undersigned shall remain subject to the restrictions contained in this agreement.

Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC, in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Directed Share Program

Furthermore, at our request, the underwriters have reserved up to five percent of the common shares offered by this prospectus, for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons through a directed share program. The sales will be made at our direction by Morgan Stanley & Co. LLC through a directed share program. The number of common shares available for sale to the general public will be reduced by the number of reserved common shares sold to these individuals. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common shares offered by this prospectus. Any reserved shares purchased by our directors and officers will be subject to the restricted period described above.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Shares have been offered or will be offered pursuant to the offering of our common shares to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State (all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation); or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the common shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the common shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the common shares.

Accordingly, the common shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred en bloc without subdivision to a single investor.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts, with respect to U.S. law, and by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, with respect to Canadian law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Boston, Massachusetts with respect to U.S. law, and by Torys LLP, Toronto, Ontario, with respect to Canadian law.

EXPERTS

The financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of previously issued financial statements as described in Note 19 to the consolidated financial statements and an emphasis of matter paragraph relating to the removal of substantial doubt associated with the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP (a Delaware limited liability partnership), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We dismissed PricewaterhouseCoopers LLP (an Ontario limited liability partnership), or PwC Canada, as our independent auditor on August 9, 2019, effective as of that date. We engaged PricewaterhouseCoopers LLP (a Delaware limited liability partnership), or PwC U.S., as our independent registered public accounting firm on August 9, 2019 to audit our consolidated financial statements as of and for the year ended December 31, 2018. On and subsequent to February 20, 2020, we engaged PwC U.S. to audit our consolidated financial statements as of and for the year ended December 31, 2019 and to reaudit our financial statements as of and for the year ended December 31, 2017, which had previously been audited in accordance with Canadian generally accepted auditing standards by PwC Canada. See “Risk Factors—If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.” The decision to change our independent registered public accounting firm was approved by our board of directors and was made in connection with the centralization of our accounting and finance functions in our Boston, Massachusetts office.

The report of PwC Canada dated May 15, 2018 on our consolidated financial statements as of and for the year ended December 31, 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two years ended December 31, 2018 and the subsequent interim period through August 9, 2019, there were:

•

no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with PwC Canada on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Canada, would have caused PwC Canada to make reference to the subject matter of the disagreements in its report on our consolidated financial statements as of and for the year ended December 31, 2017, and

•	no “reportable events” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto).

We provided PwC Canada with a copy of the foregoing disclosure and requested that PwC Canada furnish a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of PwC Canada’s letter, dated June 5, 2020, furnished in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the two years ended December 31, 2018 and the subsequent interim period through August 9, 2019, when we engaged PwC U.S., we did not consult with PwC U.S. with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PwC U.S. concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-238968) under the Securities Act with respect to the common shares we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common shares, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.fusionpharma.com and upon closing of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Fusion Pharmaceuticals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fusion Pharmaceuticals Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of non-controlling interest, convertible preferred shares and shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 19 to the consolidated financial statements, the Company has restated its 2017 financial statements to correct errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern Has Been Removed

Management and we previously concluded that there was substantial doubt about the Company’s ability to continue as a going concern. As discussed in Note 1 to the consolidated financial statements, management has subsequently taken certain actions that management and we have concluded remove that substantial doubt.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

April 3, 2020, except with respect to the matters that have removed the substantial doubt about the Company’s ability to continue as a going concern discussed in Note 1, as to which the date is June 5, 2020, and except for the effects of the reverse share split discussed in Note 20, as to which the date is June 22, 2020

We have served as the Company’s auditor since 2019.

FUSION PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,
	2018	2019

Assets
Current assets:
Cash	$28,768	$65,344
Restricted cash	280	280
Prepaid expenses and other current assets	1,188	929

Total current assets	30,236	66,553
Property and equipment, net	1,104	1,272
Deferred tax assets	19	78
Restricted cash	32	1,497

Total assets	$31,391	$69,400

Liabilities, Non-Controlling Interest, Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$349	$830
Income taxes payable	59	117
Accrued expenses	1,191	3,326

Total current liabilities	1,599	4,273
Deferred rent, net of current portion	34	28
Preferred share tranche right liability	—	5,741
Income taxes payable, net of current portion	136	293
Special voting shares redemption right liability (Notes 2 and 9)	—	—

Total liabilities	1,769	10,335

Commitments and contingencies (Note 15)
Non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited (Notes 2 and 9)	15,168	20,961

Convertible preferred shares, no par value; 62,918,661 shares and 132,207,290 shares authorized as of December 31, 2018 and 2019, respectively; 42,918,661 shares and 73,125,790 shares issued and outstanding as of December 31, 2018 and 2019, respectively; aggregate liquidation preference of $77,965 as of December 31, 2019	32,371	71,592

Shareholders’ equity (deficit):
Voting and non-voting common shares, no par value, unlimited shares authorized as of December 31, 2018 and 2019; 1,872,975 shares and 1,929,555 shares issued and outstanding as of December 31, 2018 and 2019, respectively	—	—
Additional paid-in capital	668	1,286
Accumulated deficit	(18,585)	(34,774)

Total shareholders’ equity (deficit)	(17,917)	(33,488)

Total liabilities, non-controlling interest, convertible preferred shares and shareholders’ equity (deficit)	$31,391	$69,400

The accompanying notes are an integral part of these consolidated financial statements.

FUSION PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2017	2018	2019
	(as restated)
Operating expenses:
Research and development	$5,366	$6,881	$10,632
General and administrative	1,620	3,218	7,588

Total operating expenses	6,986	10,099	18,220

Loss from operations	(6,986)	(10,099)	(18,220)

Other income (expense):
Change in fair value of preferred share tranche right liability	740	(1,670)	1,432
Interest income	—	—	576
Refundable investment tax credits	—	335	176
Other income (expense), net	(18)	(37)	98

Total other income (expense), net	722	(1,372)	2,282

Loss before provision for income taxes	(6,264)	(11,471)	(15,938)
Provision for income taxes	—	(181)	(251)

Net loss and comprehensive loss	$(6,264)	$(11,652)	$(16,189)

Net loss per share attributable to common shareholders—basic and diluted	$(3.34)	$(6.22)	$(8.45)

Weighted-average common shares outstanding—basic and diluted	1,872,975	1,872,975	1,915,604

Pro forma net loss per share attributable to common shareholders—basic and diluted (unaudited)			$(0.87)

Pro forma weighted-average common shares outstanding—basic and diluted (unaudited)			18,695,886

The accompanying notes are an integral part of these consolidated financial statements.

FUSION PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF NON-CONTROLLING INTEREST, CONVERTIBLE PREFERRED SHARES

AND SHAREHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Non-Controlling Interest in Fusion Pharmaceuticals (Ireland) Limited
		Class A and B Convertible Preferred Shares		Voting and Non-Voting Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
		Shares	Amount	Shares	Amount
Balances at December 31, 2016	$—	—	$—	1,872,975	$—	$—	$(669)	$(669)
Issuance of Class A convertible preferred shares and Class A preferred share tranche right, net of issuance costs of $422	—	24,800,000	18,179	—	—	—	—	—
Issuance of Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and Class A preferred share tranche right, net of issuance costs of $126	8,872	—	—	—	—	—	—	—
Initial fair value of Class A convertible preferred share and preferred exchangeable share tranche right liability	(485)	—	(1,014)	—	—	—	—	—
Conversion of convertible note into Class A convertible preferred shares	—	1,585,328	1,189	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	112	—	112
Net loss	—	—	—	—	—	—	(6,264)	(6,264)

Balances at December 31, 2017 (as restated)	8,387	26,385,328	18,354	1,872,975	—	112	(6,933)	(6,821)
Issuance of Class A convertible preferred shares, net of issuance costs of $20	—	16,533,333	12,380	—	—	—	—	—
Issuance of Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, net of issuance costs of $11	5,989	—	—	—	—	—	—	—
Reclassification of Class A convertible preferred share and preferred exchangeable share tranche right liability upon settlement	792	—	1,637	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	556	—	556
Net loss	—	—	—	—	—	—	(11,652)	(11,652)

Balances at December 31, 2018	15,168	42,918,661	32,371	1,872,975	—	668	(18,585)	(17,917)
Issuance of Class B convertible preferred shares and Class B preferred share tranche right, net of issuance costs of $299	—	30,207,129	45,476	—	—	—	—	—
Issuance of Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and Class B preferred share tranche right, net of issuance costs of $13	6,711	—	—	—	—	—	—	—
Initial fair value of Class B convertible preferred share and preferred exchangeable share tranche right liability	(918)	—	(6,255)	—	—	—	—	—
Issuance of common shares upon net settlement of stock option exercise	—	—	—	56,580	—	—	—	—
Share-based compensation expense	—	—	—	—	—	618	—	618
Net loss	—	—	—	—	—	—	(16,189)	(16,189)

Balances at December 31, 2019	$20,961	73,125,790	$71,592	1,929,555	$—	$1,286	$(34,774)	$(33,488)

The accompanying notes are an integral part of these consolidated financial statements.

FUSION PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2017	2018	2019
	(as restated)
Cash flows from operating activities:
Net loss	$(6,264)	$(11,652)	$(16,189)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	112	556	618
Depreciation and amortization expense	23	114	290
Non-cash rent expense	—	37	(3)
Non-cash interest expense	7	—	—
Foreign currency transaction loss on conversion of convertible note	34	—	—
Change in fair value of preferred share tranche right liability	(740)	1,670	(1,432)
Benefit from deferred income taxes	—	(19)	(59)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(286)	(896)	259
Accounts payable	589	(381)	479
Accrued expenses	400	510	2,132
Income taxes payable	—	195	215

Net cash used in operating activities	(6,125)	(9,866)	(13,690)

Cash flows from investing activities:
Purchases of property and equipment	(96)	(1,123)	(456)

Net cash used in investing activities	(96)	(1,123)	(456)

Cash flows from financing activities:
Proceeds from issuance of Class A convertible preferred shares and Class A preferred share tranche right, net of issuance costs	18,299	12,380	—
Proceeds from issuance of Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and Class A preferred share tranche right, net of issuance costs	8,872	5,989	—
Proceeds from issuance of Class B convertible preferred shares and Class B preferred share tranche right, net of issuance costs	—	—	45,476
Proceeds from issuance of Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and Class B preferred share tranche right, net of issuance costs	—	—	6,711

Net cash provided by financing activities	27,171	18,369	52,187

Net increase in cash and restricted cash	20,950	7,380	38,041
Cash and restricted cash at beginning of period	750	21,700	29,080

Cash and restricted cash at end of period	$21,700	$29,080	$67,121

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$6	$95
Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$190	$22	$24
Settlement of preferred share tranche right liability in connection with issuance of Class A convertible preferred shares and Class A preferred exchangeable shares	$—	$2,429	$—
Issuance of common shares upon net settlement of stock option exercise	$—	$—	$57
Conversion of convertible note into Class A convertible preferred shares	$1,189	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of the Business and Basis of Presentation

Fusion Pharmaceuticals Inc., together with its consolidated subsidiaries (“Fusion” or the “Company”), is a clinical-stage oncology company focused on developing next-generation radiopharmaceuticals as precision medicines. The Company was formed and subsequently incorporated as Fusion Pharmaceuticals Inc. in December 2014 under the Canada Business Corporations Act. The Company was founded to advance certain intellectual property relating to radiopharmaceuticals that had been developed by the Centre for Probe Development and Commercialization, a radiopharmaceutical research and good manufacturing practice production center. The Company is headquartered in Hamilton, Ontario, Canada.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, successful discovery and development of its product candidates, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, protection of proprietary technology, compliance with governmental regulations, the impact of the COVID-19 coronavirus, the ability to secure additional capital to fund operations and commercial success of its product candidates. Product candidates currently under development will require extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiary, Fusion Pharmaceuticals US Inc., and majority-owned subsidiary, Fusion Pharmaceuticals (Ireland) Limited. As a result of consolidating this majority-owned subsidiary, the Company reflects a non-controlling interest on the consolidated balance sheets; however, the Company does not recognize a non-controlling interest in the consolidated statements of operations and comprehensive loss as the majority-owned subsidiary has no operating activities and is an extension of the parent company (see Note 2). All intercompany accounts and transactions have been eliminated in consolidation.

Removal of the Conclusion That There is Substantial Doubt about the Company’s Ability to Continue as a Going Concern

As described below, as of April 3, 2020, the original issuance date of the consolidated financial statements for the year ended December 31, 2019, the Company had concluded that there was substantial doubt about its ability to continue as a going concern. On June 2, 2020, the Company received gross proceeds of $62.5 million from its issuance and sale of 36,806,039 Class B preferred shares and 4,437,189 Class B special voting shares and the Company’s Ireland subsidiary’s issuance and sale of 4,437,189 preferred exchangeable shares, which has alleviated the substantial doubt about the Company’s ability to continue as a going concern. As of June 5, 2020, the date on which the annual consolidated financial statements for the year ended December 31, 2019 were reissued, the Company expects that its existing cash, including the $62.5 million of gross proceeds it received on June 2, 2020 from its Class B preferred share financing, will be sufficient to fund its operating expenses and capital expenditure requirements into the third quarter of 2022. The future viability of the Company beyond that point is dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations. If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Through December 31, 2019, the Company has funded its operations primarily with proceeds from sales of its convertible preferred shares, including borrowings under a convertible promissory note, which converted into convertible preferred shares, and proceeds from sales of its Ireland subsidiary’s preferred exchangeable shares. The Company has incurred recurring losses since its inception, including net losses of $6.3 million, $11.7 million and $16.2 million for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, the Company had an accumulated deficit of $34.8 million. The Company expects to continue to generate significant operating losses for the foreseeable future. As of April 3, 2020, the issuance date of the consolidated financial statements for the year ended December 31, 2019, the Company expects that its existing cash, including the $10.0 million of gross proceeds it received in January 2020 from the sale of its Class B convertible preferred shares (see Note 20), will be sufficient to fund its operating expenses and capital expenditure requirements into the first half of 2021. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering (“IPO”) of its common shares. Upon the closing of a qualified public offering, on specified terms, (i) all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and special voting shares of the Company will be redeemed, (ii) the Company will issue its convertible preferred shares upon the redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and (iii) the Company’s outstanding convertible preferred shares, including the convertible preferred shares issued upon the redemption of the preferred exchangeable shares, will automatically convert into the Company’s common shares (see Notes 8 and 9). In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s shareholders.

If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance its future operations, as of April 3, 2020, the issuance date of the consolidated financial statements for the year ended December 31, 2019, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impact of the COVID-19 Coronavirus

In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 coronavirus has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and the U.S. government imposed travel restrictions on travel between the United States, Europe and certain other countries. The impact of this pandemic has been, and will likely continue to be, extensive in many aspects of society, which has resulted, and will likely continue to result, in significant disruptions to the global economy as well as businesses and capital markets around the world. The future progression of the pandemic and its effects on the Company’s business and operations are uncertain.

In response to public health directives and orders and to help minimize the risk of the virus to employees, the Company has taken precautionary measures, including implementing work-from-home policies for certain employees. The impact of the virus, including work-from-home policies, may negatively impact productivity, disrupt the Company’s business, and delay its preclinical research and clinical trial activities and its development program timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the Company’s ability to conduct its business in the ordinary course. Other impacts to the Company’s business may include temporary closures of its suppliers and disruptions or restrictions on its employees’ ability to travel. Any prolonged material disruption to the Company’s employees or suppliers could adversely impact the Company’s preclinical research and clinical trial activities, financial condition and results of operations, including its ability to obtain financing.

2017 Restatement

In connection with the Company’s preparation of its consolidated financial statements for the year ended December 31, 2018, during 2019, the Company identified certain errors in its previously issued financial statements for the year ended December 31, 2017 and concluded that the errors were material. Accordingly, the accompanying consolidated financial statements for the year ended December 31, 2017 have been restated to correct the identified errors (see Note 19).

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses and the valuations of common shares, stock options and preferred share tranche rights. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Unaudited Pro Forma Information

In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 has

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

been prepared to give effect, upon the closing of a qualified IPO, to (i) the redemption of all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and special voting shares of the Company (see Note 9), (ii) the issuance of convertible preferred shares of the Company upon redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and (iii) the conversion of all of the Company’s outstanding convertible preferred shares, including the convertible preferred shares issued upon the redemption of the preferred exchangeable shares, into common shares, in each case as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred exchangeable shares or convertible preferred shares.

Foreign Currency and Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s operating company in Canada, operating company in the U.S. and non-operating company in Ireland is also the U.S. dollar. As a result, the Company records no cumulative translation adjustments related to translation of unrealized foreign exchange gains or losses.

For the remeasurement of local currencies to the U.S. dollar functional currency of the Canadian and Irish entities, assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date, and income items and expenses are translated into U.S. dollars at the average exchange rate in effect during the period. Resulting transaction gains (losses) are included in other income (expense), net in the consolidated statements of operations and comprehensive loss, as incurred.

Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in other income (expense), net in the consolidated statements of operations and comprehensive loss, as incurred.

During the years ended December 31, 2017, 2018 and 2019, the Company recorded less than $(0.1) million, less than $(0.1) million and $0.1 million, respectively, of foreign currency transaction gains (losses) in the consolidated statements of operations and comprehensive loss.

Concentrations of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. Periodically, the Company maintains deposits in accredited financial institutions in excess of governmental insured limits in Canada, the U.S. and Ireland. The Company deposits its cash in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company relies, and expects to continue to rely, on a small number of vendors to manufacture supplies and to process its product candidates for its development programs. These programs could be adversely affected by a significant interruption in the manufacturing process.

Restricted Cash

As of December 31, 2018 and 2019, the Company was required to maintain a separate cash balance of $0.3 million to collateralize corporate credit cards with a bank, which was classified as restricted cash (current) on its consolidated balance sheets.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Company’s lease agreements entered into in January 2018 and October 2019 (see Note 15), the Company maintains letters of credit of less than $0.1 million and $1.5 million, respectively, for the benefit of the landlords. As of December 31, 2018 and 2019, the underlying cash balance collateralizing these letters of credit were classified as restricted cash (non-current) on its consolidated balance sheet based on the release dates of the restrictions of this cash. As of December 31, 2018 and 2019, the cash and restricted cash of $29.1 million and $67.1 million, respectively, presented in the consolidated statements of cash flows included cash of $28.8 million and $65.3 million, respectively, and restricted cash of $0.3 million and $1.8 million, respectively.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction to the carrying value of the preferred exchangeable shares or convertible preferred shares or in shareholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should an in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2018 and 2019, the Company had no deferred offering costs.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Laboratory equipment	5 years
Computer hardware and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 10 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are removed from the accounts and any resulting gains or losses are included in loss from operations in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business, and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the single identifiable asset or group of similar identifiable assets and activities is a business.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Acquired in-process research and development (“IPR&D”) is recognized at fair value and initially characterized as an indefinite-lived intangible asset, irrespective of whether the acquired IPR&D has an alternative future use. Transaction costs related to business combinations are expensed as incurred. Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates, especially with respect to intangible assets.

During the measurement period, which extends no later than one year from the acquisition date, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statements of operations as operating expenses or income.

To date, the Company has not recorded any asset acquisitions as a business combination.

Asset Acquisitions

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to acquire IPR&D with no alternative future use is charged to expense at the acquisition date.

Contingent consideration in asset acquisitions payable in the form of cash is recognized when payment becomes probable and reasonably estimable, unless the contingent consideration meets the definition of a derivative, in which case the amount becomes part of the asset acquisition cost when acquired. Contingent consideration payable in the form of a fixed number of the Company’s own shares is measured at fair value as of the acquisition date and recognized when the issuance of the shares becomes probable. Upon recognition of the contingent consideration payment, the amount is included in the cost of the acquired asset or group of assets, or, if related to IPR&D with no alternative future use, charged to expense.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2017, 2018 or 2019.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Rent

The Company’s lease agreements include payment escalations, rent holidays and lease incentives (including a leasehold improvement tenant allowance), which are accrued or deferred as appropriate such that rent expense for each lease is recognized on a straight-line basis over the respective lease term. Leasehold improvement reimbursements from the landlord are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Adjustments for payment escalations and rent holidays are also recorded as deferred rent and amortized over the respective lease term.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s preferred share tranche right liability is carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (See Note 3). The carrying values of the Company’s amounts due for refundable investment tax credits and Canadian harmonized sales tax, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Classification of Convertible Preferred Shares, Preferred Exchangeable Shares and Special Voting Shares and Presentation of Non-Controlling Interest

The holders of Class A and Class B convertible preferred shares have certain liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company and would call for the redemption of the then outstanding Class A and Class B convertible preferred shares (see Note 8). Therefore, the Class A and Class B convertible preferred shares are classified outside of shareholders’ equity (deficit) on the consolidated balance sheets.

The holders of Class A and Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited have redemption rights in the event of a deemed liquidation of the Company that are not solely within the control of the Company and would call for the redemption of the then outstanding Class A and Class B preferred exchangeable shares along with the Class A and Class B special voting shares and the issuance of the Company’s Class A and Class B convertible preferred shares. The Class A and Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited are represented as non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited on the consolidated balance sheets because those shares were issued by the

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company’s majority-owned subsidiary, which it consolidates and then presents a non-controlling interest on the consolidated balance sheet for the minority interests of the shares held by parties other than the Company. The non-controlling interest is classified outside of shareholders’ equity (deficit) on the consolidated balance sheets as the underlying Class A and Class B preferred exchangeable shares are contingently redeemable in certain situations that are not solely within the control of the Company (see Note 9).

Fusion Pharmaceuticals (Ireland) Limited, the Company’s majority-owned subsidiary in Ireland, was established as a financing subsidiary to allow investment by Class A and Class B preferred exchangeable shareholders, which investments could readily be carried out by Fusion Pharmaceuticals Inc. if not for shareholder requirements. The board of directors of Fusion Pharmaceuticals Inc. has the unilateral ability to control the board of directors of Fusion Pharmaceuticals (Ireland) Limited. As the Company concluded that Fusion Pharmaceuticals (Ireland) Limited does not have substantive operations and the Class A and Class B preferred exchangeable shareholders do not have substantive dividend participation rights unless they exchange their preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited for convertible preferred shares of Fusion Pharmaceuticals Inc., no allocation of losses at Fusion Pharmaceuticals (Ireland) Limited to the non-controlling interest has been reflected in the consolidated statements of operations and comprehensive loss.

The Class A and Class B special voting shares are redeemable for cash upon certain liquidation events that are not solely within the control of the Company and are required to be redeemed ten years after issuance at a redemption price of $0.000001 per share. Therefore, the Class A and Class B special voting shares are classified within non-current liabilities on the consolidated balance sheet as a special voting shares redemption right liability (see Note 9).

Segment Information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s focus is on the development of next-generation radiopharmaceuticals as precision medicines for hard-to-treat cancers.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including costs for salaries and bonuses, employee benefits, subcontractors, facility-related expenses, depreciation and amortization, share-based compensation, third-party license fees, laboratory supplies, and external costs of outside vendors engaged to conduct discovery, preclinical and clinical development activities and clinical trials as well as to manufacture clinical trial materials, and other costs. The Company recognizes external research and development costs based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its service providers.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such prepaid expenses are recognized as an expense when the goods have been delivered or the related services have been performed, or when it is no longer expected that the goods will be delivered or the services rendered.

Upfront payments under license agreements are expensed as research and development expense upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research, Development and Manufacturing Contract Costs and Accruals

The Company has entered into various research, development and manufacturing contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research, development and manufacturing costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company’s knowledge of the progress towards completion of the research, development and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Share-Based Compensation

The Company measures stock options with service-based vesting granted to employees, non-employees and directors based on the fair value on the date of grant using the Black Scholes option pricing model. Compensation expense for employee and director awards is recognized over the requisite service period, which is generally the vesting period of the award. Compensation expense for non-employee awards is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally the vesting period of the award. The Company uses the straight-line method to record the expense of awards with only service-based vesting conditions.

The Company has elected to account for forfeitures as they occur. The Company has not issued any share-based awards with performance-based vesting conditions that are within the control of the Company and that may be considered probable prior to occurrence or with market-based vesting conditions.

The Company classifies share-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Preferred Share Tranche Right Liability

The subscription agreements for the Company’s Class A convertible preferred shares (see Note 8) and its Ireland subsidiary’s Class A preferred exchangeable shares (see Note 9) provided investors the right, or obligated investors, to participate in subsequent offerings of Class A convertible preferred shares or Class A preferred exchangeable shares together with Class A special voting shares in the event that specified company-performance milestones were achieved (the “Class A preferred share tranche right liability”). These preferred share tranche rights associated with the Class A convertible preferred shares and Class A preferred exchangeable shares together with Class A special voting shares were settled in November 2018 in connection with the achievement of the specified milestones.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The subscription agreements for the Company’s Class B convertible preferred shares (see Note 8) and its Ireland subsidiary’s Class B preferred exchangeable shares (see Note 9) provides investors the right, or obligates investors, to participate in subsequent offerings of Class B convertible preferred shares or Class B preferred exchangeable shares together with Class B special voting shares in the event that specified development or regulatory milestones are achieved (the “Class B preferred share tranche right liability”).

The Company classifies these preferred share tranche rights as a liability on its consolidated balance sheets as each preferred share tranche right is a freestanding financial instrument that may require the Company to transfer assets upon the achievement of specified milestone events. Each preferred share tranche right liability was initially recorded at fair value upon the date of issuance of each preferred share tranche right and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the preferred share tranche right liability are recognized as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. Changes in the fair value of the preferred share tranche right liability will continue to be recognized until the respective preferred share tranche right is settled upon achievement of the specified milestones or expires.

Refundable Investment Tax Credits

The Company receives payments from the Canadian government as refundable investment tax credits for scientific research and experimental development expenditures. Such refundable investment tax credits are recognized in the year that the qualifying expenditures are made, provided that there is reasonable assurance of recoverability. The Company records the refundable investment tax credits based on its estimates of amounts expected to be recovered. The actual amounts of the investment tax credits are subject to audit by taxation authorities.

The Company classifies the refundable investment tax credits as a component of other income (expense) in the consolidated statements of operations and comprehensive loss. Refundable investment tax credits recognized in advance of receipt from the Canadian government are recorded as a component of prepaid expenses and other current assets on the consolidated balance sheets.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity (deficit) that result from transactions and economic events other than those with shareholders. For the years ended December 31, 2017, 2018 and 2019, there was no difference between net loss and comprehensive loss.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common shareholders is computed by dividing the net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) attributable to common shareholders is computed by adjusting net income (loss) attributable to common shareholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common shareholders is computed by dividing the diluted net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options and convertible preferred shares are considered potential dilutive common shares.

The Company’s convertible preferred shares contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common shareholders, such losses are not allocated to such participating securities. In periods in which the Company reported a net loss attributable to common shareholders, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common shareholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common shareholders for the years ended December 31, 2017, 2018 and 2019.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09” or “ASC 606”), including several subsequent amendments, which supersedes existing revenue recognition guidance under GAAP. The standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled for the transfer of such promised goods or services. The standard defines a five-step process to achieve this principle and requires companies to use more judgment and make more estimates than under the prior guidance. The Company expects that these judgments and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. For public entities, this guidance was effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. For nonpublic entities, this guidance was effective for annual periods beginning after December 15, 2018. Early adoption was permitted. The Company early adopted ASU 2014-09 effective January 1, 2018. The adoption had no impact on the Company’s consolidated financial statements as the Company does not currently have any revenue-generating arrangements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business (“ASU 2017-01”), which changes the definition of a business in an effort to help entities determine whether a set of transferred assets and activities is a business. The guidance requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the set of transferred assets and activities is not a business. If the threshold is not met, the entity evaluates whether the set meets the requirements of a business, which includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. This guidance was effective for all entities for the annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2017-01 as of the required effective date of January 1, 2018 and the adoption had no impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The amendments in ASU 2017-09 clarify that modification accounting is required only if the fair value, the vesting conditions or the classification of the awards (as equity or liability) changes as a result of the change in terms or conditions. This guidance was effective for all entities for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2017-09 as of the required effective date of January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Company’s consolidated financial statements but will impact the accounting for modifications of share-based awards, if any, after the date of adoption.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) (Part I) Accounting for Certain Financial Instruments with Down Round Features (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable non-controlling interests and mandatorily redeemable financial instruments of nonpublic entities contained within Accounting Standards Codification (“ASC”) 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. For public entities, this guidance was effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The Company early adopted ASU 2017-11 as of January 1, 2019. The adoption of ASU 2017-11 had no impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). These amendments expand

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. For public entities, this guidance was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2019. Early adoption was permitted for all entities as of a period no earlier than the Company’s adoption of ASU 2014-09. As discussed above, the Company adopted ASU 2014-09 as of January 1, 2018, and, as a result, was able to early adopt ASU 2018-07 as of that date. The adoption of ASU 2018-07 had no material impact on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (“ASU 2018-18” or “ASC 808”). ASU 2018-18 makes targeted improvements to GAAP for collaborative arrangements, including (i) clarification that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606 when the collaborative arrangement participant is a customer in the context of a unit of account, (ii) adding unit-of-account guidance in ASC 808, Collaborative Arrangements, to align with the guidance in ASC 606 and (iii) a requirement that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under ASC 606 is precluded if the collaborative arrangement participant is not a customer. For public entities, this guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company early adopted ASU 2018-18 as of January 1, 2018. The adoption of ASU 2018-18 had no impact on the Company’s consolidated financial statements as the Company has not entered into any collaboration agreements to date.

Recently Issued Accounting Pronouncements

The Company qualifies as “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense in its consolidated statement of operations for operating leases and amortization and interest expense in its consolidated statement of operations for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases today. In July 2018, the FASB issued ASU

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For public entities, ASU 2016-02 was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance within ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For public entities that are Securities and Exchange Commission (“SEC”) filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the existing disclosure requirements for fair value measurements in ASC 820. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements. The other provisions of ASU 2018-13 include eliminated and modified disclosure requirements. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. For all entities, this guidance is required to be adopted for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2018-13 will have on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such fair values (in thousands):

	Fair Value Measurements at December 31, 2019 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Preferred share tranche right liability	$—	$—	$5,741	$5,741

	$—	$—	$5,741	$5,741

During the years ended December 31, 2017, 2018 and 2019, there were no transfers between Level 1, Level 2 and Level 3.

Valuation of Preferred Share Tranche Right Liability

The preferred share tranche right liability in the table above is composed of the fair value of rights to purchase Class A and Class B convertible preferred shares and Class A and Class B preferred exchangeable shares with Class A and Class B special voting shares (see Notes 8 and 9). The fair value of the preferred share tranche right liability was determined based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The fair value of the preferred share tranche right liability was determined using the forward contract pricing model, which considered as inputs the probability and timing of achieving the specified milestones as of each valuation date, the estimated fair value of the preferred shares as of each valuation date, and the risk-free interest rate.

The most significant assumption in the forward contract pricing model impacting the fair value of the preferred share tranche right liability is the fair value of the Company’s convertible preferred shares as of each measurement date. The Company determines the fair value per share of the underlying convertible preferred shares by taking into consideration the most recent sales of its convertible preferred shares, results obtained from third-party valuations and additional factors the Company deems relevant. In November 2018, upon the date of achievement of the specified milestone associated with the Class A preferred share tranche right and the settlement date of such liability, the fair value of each Class A convertible preferred share was $0.85 per share. As of December 31, 2019, the fair value of each Class B convertible preferred share was $1.45 per share. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining estimated time period of achievement of the specified milestones underlying the preferred share tranche rights.

The preferred share tranche right liability was initially recorded at fair value upon the date of issuance of each preferred share tranche right and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the preferred share tranche right liability are recognized as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. Changes in the fair value of the preferred share tranche right liability will continue to be recognized until the respective preferred share tranche right is settled upon achievement of the specified milestones or expires.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a roll-forward of the aggregate fair value of the Company’s preferred share tranche right liability, for which fair value is determined using Level 3 inputs (in thousands):

Preferred Share Tranche Right Liability
Balance as of December 31, 2016	$—
Initial fair value of Class A preferred share tranche right liability (as restated)	1,499
Change in fair value of Class A preferred share tranche right liability (as restated)	(740)

Balance as of December 31, 2017 (as restated)	759
Change in fair value of Class A preferred share tranche right liability	1,670
Reclassification of Class A preferred share tranche right liability upon settlement	(2,429)

Balance as of December 31, 2018	—
Initial fair value of Class B preferred share tranche right liability	7,173
Change in fair value of Class B preferred share tranche right liability	(1,432)

Balance as of December 31, 2019	$5,741

In November 2018, upon the achievement of the specified milestones associated with the Class A preferred share tranche right, the fair value of the liability was remeasured for the last time, resulting in the Company recognizing a loss in the consolidated statement of operations and comprehensive loss of $1.7 million during the year ended December 31, 2018. Immediately thereafter, the balance of the Class A preferred share tranche right liability of $2.4 million was reclassified to Class A convertible preferred shares in an amount of $1.6 million and to non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited in an amount of $0.8 million on the consolidated balance sheet.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2018	2019
Prepaid clinical trial expenses	$488	$94
Refundable investment tax credits	335	176
Canadian harmonized sales tax receivable	148	252
Prepaid software subscriptions	67	129
Other	150	278

	$1,188	$929

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2018	2019
Laboratory equipment	$1,001	$1,391
Computer hardware and software	118	184
Furniture and fixtures	60	62
Leasehold improvements	63	63

	1,242	1,700
Less: Accumulated depreciation	(138)	(428)

	$1,104	$1,272

Depreciation and amortization expense related to property and equipment was less than $0.1 million, $0.1 million and $0.3 million for the years ended December 31, 2017, 2018 and 2019, respectively.

6.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2018	2019
Accrued employee compensation and benefits	$501	$991
Accrued external research and development expenses	283	1,565
Accrued professional fees	373	641
Other	34	129

	$1,191	$3,326

7.	Convertible Debt

In 2015, the Company entered into a collateralized convertible debenture agreement with the Fight Against Cancer Innovation Trust (the “Holder”) (the “Convertible Note”). The Convertible Note provided for aggregate borrowings of CAD 1.5 million (equivalent to $1.1 million at the date the agreement was executed). The proceeds of the Convertible Note were received by the Company in two installments, with the first installment occurring in 2015 in the amount of CAD 1.0 million (equivalent to $0.7 million at the time of the cash receipt) and the second installment occurring in 2016 in the amount of CAD 0.5 million (equivalent to $0.4 million at the time of the cash receipt). The Convertible Note accrued interest at a rate of 4% per annum and had a maturity date in November 2018. In accordance with the terms of the Convertible Note, in 2015, upon receipt of the first installment of proceeds under the Convertible Note, the Company issued 206,031 voting common shares to the Holder, and in 2016, upon receipt of the second installment of proceeds under the Convertible Note, the Company issued 9,365 voting common shares to the Holder.

In February 2017, upon the closing of the first tranche of the Company’s Class A convertible preferred shares (see Note 8), the outstanding principal and accrued interest of the Convertible Note were converted into 1,585,328 Class A convertible preferred shares at a conversion price of $0.75 per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to the conversion of the Convertible Note in February 2017, the Company recognized interest expense of less than $0.1 million, which was included in other income (expense), net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2017.

8.	Convertible Preferred Shares

The Company has issued Class A convertible preferred shares (the “Class A preferred shares”) and Class B convertible preferred shares (the “Class B preferred shares” and, together with the Class A preferred shares, the “Preferred Shares”). As of December 31, 2018 and 2019, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue an aggregate of 62,918,661 Preferred Shares and 132,207,290 Preferred Shares, respectively, each with no par value per share. In 2017, the Company completed two closings of its Class A preferred shares and issued and sold an aggregate of 26,385,328 Class A preferred shares, consisting of (i) 24,800,000 shares sold at a price of $0.75 per share for aggregate gross proceeds of $18.6 million and (ii) 1,585,328 shares issued upon the conversion of $1.2 million of principal and accrued interest on the Convertible Note. The Company incurred issuance costs of $0.4 million in connection with these transactions, of which $0.1 million was paid during the year ended December 31, 2016.

The subscription agreement for the Class A preferred shares provided investors the right, or obligated investors, to participate in subsequent offerings of Class A preferred shares in the event that specified company-performance milestones were achieved. The Company concluded that the rights or obligations of investors to participate in the future issuance of Class A preferred shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments were legally detachable and separately exercisable from the Class A preferred shares and (ii) the rights required the Company to transfer assets upon future closings of the Class A preferred shares. Upon the closings of Class A preferred shares in 2017, the Company recorded a preferred share tranche right liability of $1.0 million (as restated) and a corresponding reduction to the carrying value of the Class A preferred shares.

In November 2018, upon the achievement of the specified milestones, the Company issued and sold 16,533,333 Class A preferred shares at a price of $0.75 per share for gross proceeds of $12.4 million. The Company incurred issuance costs of less than $0.1 million in connection with this transaction. The preferred share tranche rights associated with the 2017 issuances of Class A preferred shares were settled in November 2018 in connection with the achievement of the specified milestones (see Note 3).

In March 2019, the Company completed its first closing of its Class B preferred shares and issued and sold 30,207,129 Class B preferred shares at a price of $1.5154 per share for gross proceeds of $45.8 million (the “2019 Preferred Share Financing”). The Company incurred issuance costs of $0.3 million in connection with this transaction.

The subscription agreement for the Class B preferred shares obligates the investors of the 2019 Preferred Share Financing to purchase an additional 30,207,122 Class B preferred shares at a price of $1.5154 per share upon the earlier occurrence of a specified development or specified regulatory milestone. The Company refers to the completion of this potential future transaction as the “Milestone Financing.” The Company and the holders of two-thirds of the then-outstanding Class B preferred shares and Class B special voting shares, voting together as a single class, may agree that the Milestone Financing shall occur on another date whether or not the specified milestone has been achieved. In addition, any investor may elect in its sole discretion to purchase some or all of its allocated shares in the Milestone Financing at any time prior to the achievement of either milestone. The investors’ obligation to purchase shares will expire if either milestone is not achieved on or prior to July 31,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2020. If an investor does not participate in the Milestone Financing when obligated to do so, then any existing Preferred Shares held by that investor will be automatically converted into non-voting common shares of the Company on a ten-for-one basis.

The Company concluded that these rights or obligations of investors to participate in the Milestone Financing of Class B preferred shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments are legally detachable and separately exercisable from the Class B preferred shares and (ii) the rights will require the Company to transfer assets upon future closings of the Class B preferred shares. Upon the first closing of the Class B preferred shares in March 2019, the Company recorded a preferred share tranche right liability of $6.3 million and a corresponding reduction to the carrying value of the Class B preferred shares.

As of each balance sheet date, the Preferred Shares consisted of the following (in thousands, except share amounts):

	December 31, 2018
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Class A preferred shares	62,918,661	42,918,661	$32,371	$32,189	8,038,697

	62,918,661	42,918,661	$32,371	$32,189	8,038,697

	December 31, 2019
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Class A preferred shares	62,918,661	42,918,661	$32,371	$32,189	8,038,697
Class B preferred shares	69,288,629	30,207,129	39,221	45,776	5,657,816

	132,207,290	73,125,790	$71,592	$77,965	13,696,513

The holders of the Preferred Shares have the following rights and preferences:

Voting

The holders of the Preferred Shares are entitled to vote, together with the holders of common shares and holders of Special Voting Shares, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of common shares into which the Preferred Shares could convert on the record date for determination of shareholders entitled to vote.

The holders of Class A preferred shares and the then-outstanding Class A special voting shares, voting exclusively and as a separate class, are entitled to elect three directors of the Company. The holders of Class B preferred shares and the then-outstanding Class B special voting shares, voting exclusively and as a separate class, are entitled to elect three directors of the Company.

Conversion

Each Preferred Share is convertible into voting common shares, at any time, at the option of the holder, and without the payment of additional consideration, at the applicable conversion ratio then in effect. In addition,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

each Preferred Share will be automatically converted into voting common shares at the applicable conversion ratio then in effect upon the earlier of (i) the closing of a firm commitment underwritten public offering of its common shares with at least $75.0 million of proceeds to the Company, net of underwriting discounts and commissions, and at a price of at least $1.89425 per share (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization) (a “qualified IPO”), or (ii) the vote of two-thirds of the then-outstanding Preferred Shares and Special Voting Shares, voting together as a single class, and two-thirds of the then-outstanding Class B preferred shares and Class B special voting shares, voting together as a single class.

The conversion ratio of each class of Preferred Shares is determined by dividing the Original Issue Price of each class of Preferred Shares by the Conversion Price of each class. As of December 31, 2019, the Conversion Price was $4.01 per share for Class A preferred shares and $8.10 per share for Class B preferred shares, subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the Preferred Shares.

Dividends

The holders of the Preferred Shares are entitled to receive noncumulative dividends at a rate of 8.0% per annum of the Original Issue Price when, as and if declared by the board of directors (the “Preferred Dividend”). The Company may not pay any dividends on common shares of the Company unless the holders of Preferred Shares then outstanding first receive, or simultaneously receive, the Preferred Dividend on each outstanding Preferred Share and a dividend on each outstanding Preferred Share in an amount at least equal to the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common shares (B) the number of common shares issuable upon conversion of a Preferred Share, in each case, as calculated on the record date for determination of holders entitled to receive such dividend; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of shares in the capital of the Company (other than the Preferred Shares), the dividend payable to the holders of Preferred Shares shall be calculated based upon the dividend on the class or series of shares in the capital of the Company that would result in the highest dividend on the Preferred Shares. Through December 31, 2019, no cash dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Deemed Liquidation Event (as defined below), the holders of Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any payment will be made to the holders of Special Voting Shares and common shares by reason of their ownership, in an amount per share equal to the applicable Original Issue Price plus any dividends declared but unpaid thereon. In the event that the assets of the Company available for distribution to its shareholders are insufficient to pay the holders of Preferred Shares the full amounts to which they are entitled, the holders of Preferred Shares will share ratably in any distribution of assets available for distribution in proportion to the respective amounts that would otherwise be payable with respect to such shares were paid in full.

Unless the holders of at least two-thirds of the then-outstanding Preferred Shares and Special Voting Shares, voting together as a single class, and the holders of at least two-thirds of the then-outstanding Class B preferred shares and the then-outstanding Class B special voting shares, voting together as a single class, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which shareholders of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Redemption

The Company’s articles of the corporation, as amended and restated, does not provide redemption rights to the holders of Preferred Share.

9.	Preferred Exchangeable Shares and Special Voting Shares

In connection with each issuance and sale of its Class A preferred shares and Class B preferred shares (see Note 8), the Company’s Ireland subsidiary, Fusion Pharmaceuticals (Ireland) Limited, issued and sold Class A and Class B preferred exchangeable shares (together, the “Preferred Exchangeable Shares”) to investors. Simultaneously with the issuance and sale of the Preferred Exchangeable Shares, the Company issued and sold its Class A and Class B special voting shares (together, the “Special Voting Shares”) to the same investors. As of December 31, 2018 and 2019, the Company’s Ireland subsidiary’s amended constitution authorized it to issue an aggregate of 20,000,000 Preferred Exchangeable Shares and 28,874,378 Preferred Exchangeable Shares, respectively, with a par value of $0.001 per share. As of December 31, 2018 and 2019, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue an aggregate of 20,000,000 Special Voting Shares and 28,874,378 Special Voting Shares, respectively, with a cash redemption value of $0.000001 per share.

In 2017, in connection with two closings of Class A preferred shares (see Note 8), the Company’s Ireland subsidiary issued and sold 12,000,000 Class A preferred exchangeable shares at a price of $0.75 per share and the Company issued and sold 12,000,000 Class A special voting shares at a price of $0.000001 per share for aggregate gross proceeds of $9.0 million. The Company incurred issuance costs of $0.1 million in connection with these transactions.

The subscription agreement for the Class A preferred exchangeable shares provided investors the right, or obligated investors, to participate in subsequent offerings of Class A preferred exchangeable shares together with Class A special voting shares in the event that specified company-performance milestones were achieved. The Company concluded that the rights or obligations of investors to participate in the future issuance of Class A preferred exchangeable shares and Class A special voting shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments were legally detachable and separately exercisable from the Class A preferred exchangeable shares and Class A special voting shares and (ii) the rights required the Company to transfer assets upon future closings of the Class A preferred exchangeable shares and Class A special voting shares. Upon the closings of Class A preferred exchangeable shares in 2017, the Company recorded a preferred share tranche right liability of $0.5 million (as restated) and a corresponding reduction to the carrying value of the Class A preferred exchangeable shares.

In November 2018, upon the achievement of the specified milestones and in connection with the milestone closing of Class A preferred shares (see Note 8), the Company’s Ireland subsidiary issued and sold 8,000,000 Class A preferred exchangeable shares at a price of $0.75 per share and the Company issued and sold 8,000,000 Class A special voting shares at a price of $0.000001 per share for aggregate gross proceeds of $6.0 million. The Company incurred issuance costs of less than $0.1 million in connection with this transaction. The preferred share tranche rights associated with the 2017 issuances of Class A preferred exchangeable shares together with Class A special voting shares were settled in November 2018 in connection with the achievement of the specified milestones (see Note 3).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2019, in connection with the first closing of Class B preferred shares (see Note 8), the Company’s Ireland subsidiary issued and sold 4,437,189 Class B preferred exchangeable shares at a price of $1.5154 per share and the Company issued and sold 4,437,189 Class B special voting shares at a price of $0.000001 per share for aggregate gross proceeds of $6.7 million (the “2019 Preferred Exchangeable Share Financing”). The Company incurred issuance costs of less than $0.1 million in connection with this transaction.

The subscription agreement for the Class B preferred exchangeable shares obligates the investors in the 2019 Preferred Exchangeable Share Financing to purchase an additional 4,437,189 Class B preferred exchangeable shares at a price of $1.5154 per share and 4,437,189 Class B special voting shares at a price of $0.000001 per share upon the earlier occurrence of a specified development or specified regulatory milestone. The Company and the holders of two-thirds of the then-outstanding Class B preferred shares and Class B special voting shares, voting together as a single class, may agree that the Milestone Financing shall occur on another date whether or not the specified milestone has been achieved. In addition, any investor may elect in its sole discretion to purchase some or all of its allocated shares in the Milestone Financing at any time prior to the achievement of either milestone. The investors’ obligation to purchase shares will expire if either milestone is not achieved on or prior to July 31, 2020. If an investor does not participate in the Milestone Financing when obligated to do so, then any existing Preferred Exchangeable Shares and Special Voting Shares held by that investor will be automatically converted into non-voting common shares of the Company on a ten-for-one basis.

The Company concluded that these rights or obligations of investors to participate in the Milestone Financing of Class B preferred exchangeable shares and Class B special voting shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments are legally detachable and separately exercisable from the Class B preferred exchangeable shares and Class B special voting shares and (ii) the rights will require the Company to transfer assets upon future closings of the Class B preferred exchangeable shares and Class B special voting shares. Upon the first closing of the Class B preferred exchangeable shares in March 2019, the Company recorded a preferred share tranche right liability of $0.9 million and a corresponding reduction to the carrying value of the Class B preferred exchangeable shares.

As of each balance sheet date, the Preferred Exchangeable Shares and Special Voting Shares consisted of the following:

	December 31, 2018		December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Class A preferred exchangeable shares	20,000,000	20,000,000	20,000,000	20,000,000
Class A special voting shares	20,000,000	20,000,000	20,000,000	20,000,000
Class B preferred exchangeable shares	—	—	8,874,378	4,437,189
Class B special voting shares	—	—	8,874,378	4,437,189

The holders of the Preferred Exchangeable Shares and Special Voting Shares have the following rights and preferences:

Voting

The holders of Preferred Exchangeable Shares are not entitled to vote on matters submitted to the shareholders of the Company for a vote. The voting rights of the holders of Preferred Exchangeable Shares are contained within the voting rights of the Special Voting Shares. The holders of Special Voting Shares are entitled to vote on all matters submitted to the Company’s shareholders for a vote and are entitled to the number of votes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

equal to the number of Preferred Shares of the Company into which the Preferred Exchangeable Shares and Special Voting Shares would be exchanged for on the record date for determination of shareholders entitled to vote.

Redemption Rights

Preferred Exchangeable Shares

Each Preferred Exchangeable Share is redeemable, at any time, at the option of the holder, and without the payment of additional consideration, at the applicable redemption price, subject to adjustment in accordance with anti-dilution provisions. In addition, each Preferred Exchangeable Share is automatically redeemable, at the applicable redemption price, (i) immediately prior to the closing of a qualified IPO, (ii) immediately prior to the consummation of a Deemed Liquidation Event (as defined in Note 8), (iii) immediately prior to the closing of a qualifying share sale (as defined in the articles of the corporation, as amended and restated), (iv) upon the unanimous vote or consent of the board of directors of the Company and the vote or consent of both two-thirds of the then-outstanding Preferred Shares and Special Voting Shares, voting together as a single class, and two-thirds of the then-outstanding Class B preferred shares and Class B special voting shares, voting together as a single class, or (v) on the date that is ten years following the issuance date of the Preferred Exchangeable Shares. The redemption price of each Preferred Exchangeable Share is $0.001 per share.

Simultaneously with any redemption of the Preferred Exchangeable Shares, the Company shall automatically issue to each holder of the Preferred Exchangeable Shares the number of Preferred Shares as determined by dividing the Irish Subscription Price per share of Preferred Exchangeable Shares by the Original Issue Price of the Preferred Shares, the result of which being subject to adjustment for any share dividend, share split, combination or other similar recapitalization. The Original Issue Price of the Preferred Shares is $0.75 per Class A preferred share and $1.5154 per Class B preferred share. The Irish Subscription Price per share is equal to the Original Issue Price of each respective Preferred Share.

Special Voting Shares

Simultaneously with the redemption of the Preferred Exchangeable Shares and issuance of Preferred Shares to the holders of the Preferred Exchangeable Shares, the Company shall redeem one Special Voting Share for each Preferred Exchangeable Share redeemed by the holder for an amount equal to $0.000001 per share.

Dividends

The holders of Preferred Exchangeable Shares and Special Voting Shares are not entitled to receive dividends of the Company.

Liquidation

The holders of Preferred Exchangeable Shares are not entitled to liquidation rights.

The Special Voting Shares rank senior to the common shares of the Company and junior to the Preferred Shares with respect to return of capital in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Deemed Liquidation Event (as defined in Note 8). As such, after the payment of all preferential amounts to the holders of the Preferred Shares (see Note 8), each holder of then-outstanding Special Voting Shares will be entitled to receive a cash payment equal to $0.000001 per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Common Shares

As of December 31, 2018 and 2019, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue unlimited voting and non-voting common shares, each with no par value per share. The voting, dividend and liquidation rights of the holders of the Company’s common shares are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Shares set forth above.

As of each balance sheet date, common shares consisted of the following:

	December 31, 2018		December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Voting common shares	Unlimited	1,529,311	Unlimited	1,529,311
Non-voting common shares	Unlimited	343,664	Unlimited	400,244

Each voting common share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. The holders of the non-voting common shares are not entitled to vote with the holders of the voting common shares, Preferred Shares and Special Voting Shares. Common shareholders are entitled to receive dividends, if any, as may be declared by the board of directors, subject to the preferential dividend rights of the Preferred Shares. Through December 31, 2019, no cash dividends had been declared or paid by the Company.

11.	Share-Based Compensation

2017 Equity Incentive Plan

The Company’s 2017 Equity Incentive Plan (the “2017 Plan”) provides for the Company to grant incentive stock options or nonqualified stock options, restricted share awards and restricted share units to employees, officers, directors and non-employee consultants of the Company.

The total number of common shares reserved for issuance under the 2017 Plan was 1,599,285 shares as of December 31, 2017. During the year ended December 31, 2018, the Company increased the total number of common shares reserved for issuance under the 2017 Plan to 2,410,188 shares. During the year ended December 31, 2019, the Company increased the total number of common shares reserved for issuance under the 2017 Plan to 4,700,393 shares. As of December 31, 2018 and 2019, 644,339 shares and 1,598,512 shares, respectively, remained available for future grant under the 2017 Plan. Shares that are expired, forfeited, canceled or otherwise terminated without having been fully exercised will be available for future grant under the 2017 Plan.

The 2017 Plan is administered by the Company’s board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of a common share on the date of grant and the term of the stock option may not be greater than ten years. Stock options granted to employees, officers, directors and non-employee consultants typically vest over a four-year period. The Company’s board of directors determines the fair value of the Company’s common shares taking into consideration its most recently available valuation of common shares performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Option Valuation

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employee consultants is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,
	2017	2018	2019
	(as restated)
Risk-free interest rate	2.05%	3.00%	1.62%
Expected term (in years)	6.1	5.5	5.9
Expected volatility	66.0%	71.9%	64.3%
Expected dividend yield	0%	0%	0%

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2018:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2018	1,765,849	$1.02	8.3	$566
Granted	1,521,894	2.30
Exercised	(56,580)	1.02
Forfeited	(185,862)	1.03

Outstanding as of December 31, 2019	3,045,301	$1.66	8.4	$2,112

Vested and expected to vest as of December 31, 2019	3,045,301	$1.66	8.4	$2,112
Options exercisable as of December 31, 2019	1,012,387	$1.02	7.3	$1,343

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those options that had exercise prices lower than the fair value of the Company’s common shares. The intrinsic value for stock options exercised during the years ended December 31, 2017, 2018 and 2019 was $0, $0 and $0.1 million, respectively. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2017, 2018 and 2019 was $0.62 per share, $1.27 per share and $1.37 per share, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share-Based Compensation

Share-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,
	2017	2018	2019
	(as restated)
Research and development expenses	$34	$245	$165
General and administrative expenses	78	311	453

	$112	$556	$618

As of December 31, 2019, total unrecognized share-based compensation expense related to unvested share-based awards was $2.3 million, which is expected to be recognized over a weighted-average period of 2.9 years.

12.	License Agreements

License Agreement with the Centre for Probe Development and Commercialization Inc.

In November 2015, the Company entered into a license agreement with the Centre for Probe Development and Commercialization Inc. (“CPDC”), a related party (see Note 17) (the “CPDC Agreement”). Under the agreement, the Company was granted an exclusive, sublicensable, nontransferable, worldwide license under CPDC’s patent rights related to CPDC’s radiopharmaceutical linker technology to develop, market, make, use and sell certain products for all disease indications and uses in humans, whether diagnostic or therapeutic. The Company has the right to grant sublicenses of its rights. The CPDC Agreement was amended in 2017; however, there were no material changes to the terms of the CPDC Agreement. Also in 2017, the Company entered into a second license agreement with CPDC, under which the Company was granted an exclusive, sublicensable, worldwide license under CPDC’s patent rights related to certain CPDC radiopharmaceutical linker technology to develop, market, make, use and sell certain products for all disease indications and uses in humans. The Company has the right to grant sublicenses of its rights.

Under the CPDC Agreement, in 2015, the Company paid an upfront fee of less than $0.1 million and issued to CPDC 819,441 voting common shares of the Company. The Company made no upfront payment in connection with the amendment to the CPDC Agreement or entering into the 2017 license agreement with CPDC. The Company is responsible for all legal and prosecution costs related to the licensed patent rights.

The Company has the right to terminate the agreements if CPDC materially breaches the agreement and fails to remedy any such default within specified cure periods. CDPC has the right to terminate the agreements if the Company declares bankruptcy, becomes insolvent or otherwise materially breaches the agreement and fails to remedy any such default within specified cure periods. The agreements will remain in effect until terminated by the parties according to their rights.

Under all agreements with CPDC, the Company has no obligations to make any milestone payments or to pay any royalties or annual maintenance fees to CPDC.

During the years ended December 31, 2017, 2018 and 2019, the Company did not make any payments to CPDC or recognize any research and development expenses under the agreements with CPDC.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

License Agreement with ImmunoGen, Inc.

In December 2016, the Company entered into a license agreement with ImmunoGen, Inc. (“ImmunoGen”) (the “ImmunoGen Agreement”). Under the agreement, the Company was granted an exclusive, sublicensable, worldwide license under ImmunoGen’s patent rights to use, develop, manufacture and commercialize any radiopharmaceutical conjugate that includes a certain compound and any resulting commercialized products. The Company has the right to grant sublicenses of its rights.

Under the ImmunoGen Agreement, the Company paid an upfront fee of $0.2 million to ImmunoGen. In addition, the Company is obligated to make aggregate milestone payments to ImmunoGen of up to $15.0 million upon the achievement of specified development and regulatory milestones and of up to $35.0 million upon the achievement of specified sales milestones. The Company is also obligated to pay tiered royalties of a low to mid single-digit percentage based on annual net sales by the Company and any of its affiliates and sublicensees. Royalties will be paid by the Company on a country-by-country basis beginning upon the first commercial sale in such country until ten years following the date of the first commercial sale in the United States and five years following the date of the first commercial sale in all non-U.S. countries. In addition, the Company is responsible for all costs and expenses incurred related to the development, manufacture, regulatory approval and commercialization of all licensed products.

Prior to regulatory approval of a licensed product in any country, the Company has the right to terminate the agreement upon 90 days’ prior written notice to ImmunoGen. Upon receipt of its first regulatory approval of a licensed product in any country, the Company has the right to terminate the agreement upon 180 days’ prior written notice to ImmunoGen. If the Company or ImmunoGen fails to comply with any of its obligations or otherwise breaches the agreement, the other party may terminate the agreement. The ImmunoGen Agreement expires upon the expiration date of the last-to-expire royalty term.

During the years ended December 31, 2017 and 2018, the Company did not make any payments to ImmunoGen or recognize any research and development expenses under the ImmunoGen Agreement. During the year ended December 31, 2019, the Company made a payment to ImmunoGen of $0.5 million upon the achievement of a specified development milestone and recorded this amount as a research and development expense in its consolidated statement of operations and comprehensive loss, as the licensed compound had no alternative future use at that time.

License Agreements with Janssen Biotech, Inc.

First Janssen Agreement

In February 2017, the Company entered into a license agreement with Janssen Biotech, Inc. (“Janssen”) (the “Janssen Agreement”). Under the agreement (the “First Janssen Agreement”), the Company was granted an exclusive, sublicensable, worldwide license under Janssen’s patent rights to research, develop and commercialize licensed products containing the specified compound for certain alpha-emitting therapeutic and nuclear imaging uses in humans and animals. The Company was also granted non-exclusive, worldwide licenses under specified other patent rights for specified uses.

Under the First Janssen Agreement, the Company was obligated to make aggregate milestone payments to Janssen of up to $20.0 million upon the achievement of specified development milestones, and of up to $80.0 million upon the achievement of specified sales milestones. In addition, the Company was obligated to pay tiered royalties of a high single-digit percentage based on the Company’s, and any affiliates’ and sublicensees’, net sales of such licensed products. The Company was also obligated to pay Janssen a mid-teens percentage of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

any sublicense income that the Company receives from sublicensees. The Company was responsible for all costs associated with conducting research, development, manufacturing and commercialization associated with the First Janssen Agreement.

The Company had the right to terminate the First Janssen Agreement upon written notice to Janssen. In March 2019, the Company terminated the First Janssen Agreement upon written notice to Janssen.

During the years ended December 31, 2017, 2018 and 2019, the Company did not make any payments to Janssen or recognize any research and development expenses under the First Janssen Agreement.

Second Janssen Agreement

Simultaneously with entering into the First Janssen Agreement, in February 2017, the Company entered into a second agreement with Janssen (the “Second Janssen Agreement”). Under the agreement, the Company was granted an exclusive, sublicensable, worldwide license under Janssen’s patent rights to research, develop and commercialize licensed products containing the specified compound for certain alpha-emitting therapeutic and nuclear imaging uses in humans and animals. The Company was also granted non-exclusive, worldwide licenses under specified other patent rights for specified uses.

Under the Second Janssen Agreement, the Company was obligated to make aggregate milestone payments to Janssen of up to $26.5 million and of up to $0.9 million upon the achievement of specified development milestones for therapeutic agents and imaging agents, respectively, and of up to $80.0 million upon the achievement of specified sales milestones for therapeutic agents. In addition, the Company was obligated to pay tiered royalties of a low to mid single-digit percentage for therapeutic agents and royalties of a low single-digit percentage for imaging agents based on the Company’s, and any affiliates’ and sublicensees’, net sales of such licensed products The Company was also obligated to pay Janssen a mid-teens percentage of any sublicense income that the Company receives from sublicensees. The Company was responsible for all costs associated with conducting research, development, manufacturing and commercialization associated with the Second Janssen Agreement.

The Company had the right to terminate the Second Janssen Agreement upon written notice to Janssen. In January 2020, the Company terminated the Second Janssen Agreement upon written notice to Janssen (see Note 20).

During the years ended December 31, 2017, 2018 and 2019, the Company did not make any payments to Janssen or recognize any research and development expenses under the Second Janssen Agreement.

Research and License Agreement with Isogenica Ltd.

In April 2018, the Company entered into a research and license agreement with Isogenica Ltd. (“Isogenica”) (the “Isogenica Agreement”). Under the agreement, the Company was granted a non-exclusive, sublicensable, worldwide license under Isogenica’s intellectual property and other technology to develop and commercialize a specified compound of antibody-like molecules that bind to targets with high affinity for all therapeutic uses or a product containing such compound. At the same time, the Company granted Isogenica a non-exclusive, non-sublicensable license to certain of Fusion’s intellectual property for research purposes. The initial term of the license was one year, and the Company had the option to extend the term of the Isogenica Agreement beyond the one-year period, which was exercised in April 2019. Under the Isogenica Agreement, the Company paid upfront fees of £0.5 million (equivalent to $0.6 million at the time of payment) to Isogenica. In addition, the Company

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was obligated to make aggregate milestone payments to Isogenica of up to £2.1 million (equivalent to $2.7 million as of December 31, 2019) upon the achievement of specified development milestones and of up to £2.9 million (equivalent to $3.8 million as of December 31, 2019) upon the achievement of specified sales milestones, each with respect to each product licensed under the agreement. In April 2019, in connection with exercising its option to extend the license period, the Company paid an option fee of £0.3 million (equivalent to $0.3 million at the time of payment) to Isogenica. In connection with the exercise of its option, the Company paid an annual license maintenance fee of £0.3 million (equivalent to $0.4 million at the time of the payments) and was obligated to pay an annual license maintenance fee of £0.3 million (equivalent to $0.4 million as of December 31, 2019) on each anniversary of the option exercise date until initiation of the first Phase 1 clinical trial for a licensed product under the agreement.

The Company was not entitled to any payments from Isogenica for use of the license of its intellectual property granted to Isogenica.

The Company had the right to terminate the Isogenica Agreement upon written notice to Isogenica. In January 2020, the Company terminated the Isogenica Agreement upon written notice (see Note 20).

During the year ended December 31, 2018, the Company paid upfront fees of £0.5 million (equivalent to $0.6 million at the time of the payments) and recognized these amounts as research and development expense in the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2019, the Company paid the option and annual license fees of £0.6 million (equivalent to $0.7 million at the time of the payments) and recognized these amounts as research and development expense in the consolidated statements of operations and comprehensive loss.

Asset Acquisition from and License Agreement with MediaPharma S.r.l.

In May 2019, the Company and MediaPharma S.r.l. (“MediaPharma”) entered into an asset acquisition and license agreement. Under the agreement, the Company purchased all right, title and interest to MediaPharma’s, and any of its affiliates’ and sublicensees’, patents to perform research and to develop, manufacture and commercialize a specified compound of antibody molecules that bind to targets for the prevention, treatment and diagnosis of all diseases and conditions only using such compound as an antibody drug conjugate. The Company accounted for this purchase as an asset acquisition. At the same time, the Company granted MediaPharma an exclusive, fully paid, worldwide, sublicensable license to use the specified compound for research, development, manufacturing and commercialization of a bispecific antibody drug conjugate, but not for use as a radiopharmaceutical.

In connection with the asset acquisition, the Company paid an upfront fee of $0.2 million to MediaPharma. In addition, the Company is obligated to make aggregate milestone payments to MediaPharma of up to $1.5 million upon the achievement of specified development milestones and of up to $23.0 million upon the achievement of specified sales milestones. The Company is also obligated to pay royalties of a low single-digit percentage based on annual net sales by the Company. Royalties will be paid by the Company on a country-by-country basis beginning upon the first commercial sale in such country and will expire, on a country-by-country basis, upon the earlier of (i) eight years from the first commercial sale of a licensed product in such country, (ii) the date upon which all issued patents under the agreement have expired or (iii) the date upon which a product highly similar in composition to the licensed product and having no clinically meaningful differences is sold or marketed for sale in such country by a third party.

The Company is not entitled to any payments from MediaPharma for use of the license to the specified compound granted to MediaPharma.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2019, the Company paid an upfront fee of $0.2 million for the asset acquisition and recognized this amount as research and development expense in the consolidated statement of operations and comprehensive loss, as the IPR&D acquired had no alternative future use as of the acquisition date.

13.	Income Taxes

The Company is domiciled in Canada and is primarily subject to taxation in that country. During the years ended December 31, 2017, 2018 and 2019, the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in Canada and Ireland in each period due to its uncertainty of realizing a benefit from those items. During the years ended December 31, 2018 and 2019, the Company recorded a tax provision related to income tax obligations of its operating company in Canada and its operating company in the U. S., which generates a profit for tax purposes.

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2017	2018	2019
Canada	$(5,373)	$(9,567)	$(13,975)
Foreign (U.S. and Ireland)	(891)	(1,904)	(1,963)

Loss before provision for income taxes	$(6,264)	$(11,471)	$(15,938)

The Company’s current and deferred income tax provision consisted of the following (in thousands):

	Year Ended December 31,
	2017	2018	2019
Current income tax provision:
Canada	$—	$136	$157
Foreign (U.S. and Ireland)	—	64	153

Total current income tax expense	—	200	310

Deferred income tax benefit:
Canada	—	—	—
Foreign (U.S. and Ireland)	—	(19)	(59)

Total deferred income tax benefit	—	(19)	(59)

Total provision for income taxes	$—	$181	$251

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the Canadian federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2017	2018	2019
Canadian federal statutory income tax rate	(26.5)%	(26.5)%	(26.5)%
Foreign income tax rate differential	2.1	2.3	1.8
Foreign income taxes	—	0.2	0.2
Uncertain tax positions	—	1.2	1.0
Other permanent differences	0.3	1.2	0.9
Change in fair value of preferred share tranche right liability	(2.6)	3.2	(2.2)
Income tax credits	(6.2)	(3.6)	(2.6)
Change in valuation allowance	32.9	23.6	29.0

Effective income tax rate	—%	1.6%	1.6%

Net deferred tax assets consisted of the following (in thousands):

	December 31,
	2018	2019
Canadian net operating loss carryforwards	$2,359	$5,418
Foreign net operating loss carryforwards	316	611
Canadian capitalized research and development expenditure pool	1,452	2,242
Canadian research and development tax credit carryforwards	861	1,322
Reserves and accruals	122	214
Other	13	81

Total deferred tax assets	5,123	9,888
Valuation allowance	(5,104)	(9,810)

Net deferred tax assets	$19	$78

As of December 31, 2019, the Company had $20.5 million of Canadian net operating loss carryforwards that begin to expire in 2035 and $4.9 million of Irish net operating loss carryforwards that can be carried forward indefinitely. In addition, the Company had $1.7 million of Canadian research and development tax credit carryforwards that begin to expire in 2037 as well as a capitalized research and development expenditure pool of $8.5 million that can be carried forward indefinitely.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which primarily consist of net operating loss carryforwards. The Company has considered its history of cumulative net losses in Canada and Ireland, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its Canadian and Irish deferred tax assets. As a result, as of December 31, 2018 and 2019, the Company has recorded a full valuation allowance against its net deferred tax assets in Canada and Ireland.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s valuation allowance increased during the years ended December 31, 2018 and 2019 due primarily to the generation of Canadian and Irish net operating loss carryforwards, as follows (in thousands):

	December 31,
	2017	2018	2019
Valuation allowance as of beginning of year	$218	$2,396	$5,104
Increases recorded to income tax provision	2,066	2,703	4,628
Increases recorded to equity	112	5	78

Valuation allowance as of end of year	$2,396	$5,104	$9,810

As of December 31, 2018 and 2019, the Company had liabilities for uncertain tax positions of $0.1 million and $0.3 million, respectively, which, if recognized, would impact the Company’s tax provision and effective income tax rate. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of each of December 31, 2018 and 2019, the Company had accrued interest or penalties related to uncertain tax position of less than $0.1 million.

Changes in the Company’s unrecognized tax benefits from uncertain tax positions consisted of the following (in thousands):

	December 31,
	2017	2018	2019
Unrecognized tax benefits as of beginning of year	$—	$—	$116
Additions for tax positions of prior years	—	116	138

Unrecognized tax benefits as of end of year	$—	$116	$254

The Company files tax returns in Canada and foreign jurisdictions. With a few exceptions, the Company is subject to Canadian federal, provincial and foreign tax examinations by tax authorities for tax years ended December 31, 2015 and subsequent years.

Income taxes on undistributed earnings of the Company’s subsidiaries have not been provided for as the Company currently plans to indefinitely reinvest these amounts and has the ability to do so. Cumulative undistributed foreign earnings were not material as of December 31, 2018 and 2019.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net Loss per Share Attributable to Common Shareholders

Basic and diluted net loss per share attributable to common shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2017	2018	2019
Numerator:
Net loss attributable to common shareholders	$(6,264)	$(11,652)	$(16,189)

Denominator:
Weighted-average common shares outstanding—basic and diluted	1,872,975	1,872,975	1,915,604

Net loss per share attributable to common shareholders—basic and diluted	$(3.34)	$(6.22)	$(8.45)

The Company’s potentially dilutive securities, which include stock options, convertible preferred shares and preferred exchangeable shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common shareholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2017	2018	2019
Options to purchase common shares	906,260	1,765,849	3,045,301
Convertible preferred shares (as converted to common shares)	4,941,993	8,038,697	13,696,513
Preferred exchangeable shares (as converted to convertible preferred shares and then to common shares)	2,247,610	3,746,017	4,577,106

	8,095,863	13,550,563	21,318,920

Unaudited Pro Forma Net Loss per Share Attributable to Common Shareholders

The unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 has been prepared to give effect to adjustments arising upon the closing of a qualified IPO. The unaudited pro forma net loss attributable to common shareholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common shareholders gives effect to (i) the redemption of all outstanding Preferred Exchangeable Shares and Special Voting Shares, (ii) the issuance of Preferred Shares upon the redemption of the Preferred Exchangeable Shares and (iii) the conversion of all outstanding Preferred Shares, including the Preferred Shares issued upon the redemption of the Preferred Exchangeable Shares, into common shares, in each case as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the Preferred Shares or Preferred Exchangeable Shares.

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculations of unaudited pro forma basic and diluted net loss per share attributable to common shareholders for

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the year ended December 31, 2019 has been prepared to give effect, upon a qualified IPO, to (i) the redemption of all outstanding Preferred Exchangeable Shares and Special Voting Shares, (ii) the issuance of Preferred Shares upon the redemption of the Preferred Exchangeable Shares and (iii) the conversion of all outstanding Preferred Shares, including the Preferred Shares issued upon the redemption of the Preferred Exchangeable Shares, into common shares, in each case as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the Preferred Shares or Preferred Exchangeable Shares.

Unaudited pro forma basic and diluted net loss per share attributable to common shareholders was calculated as follows (in thousands, except share and per share amounts):

Year Ended December 31, 2019
Numerator:
Pro forma loss attributable to common shareholders	$(16,189)

Denominator:
Weighted-average common shares outstanding—basic and diluted	1,915,604
Pro forma adjustment to reflect (i) the issuance of Preferred Shares upon the redemption of Preferred Exchangeable Shares and Special Voting Shares and (ii) the subsequent conversion of all outstanding Preferred Shares, in each case upon the closing of the proposed IPO	16,780,282

Pro forma weighted-average common shares outstanding—basic and diluted	18,695,886

Pro forma net loss per share attributable to common shareholders—basic and diluted	$(0.87)

15.	Commitments and Contingencies

Operating Leases

In January 2018, the Company entered into an operating lease for office space in Boston, Massachusetts, which expires in July 2023 and has no renewal options.

In August 2018, the Company entered into an operating lease for office space in Hamilton, Ontario, Canada, which expires in December 2023 and has no renewal options.

In October 2019, the Company entered into an operating lease for office space in Boston, Massachusetts, which expires September 2025 and has no renewal options. In connection with entering into this lease agreement, the Company issued a letter of credit of $1.5 million, which is classified as restricted cash (non-current) on the consolidated balance sheet as of December 31, 2019.

The lease agreements include payment escalations, rent holidays and other lease incentives, which are accrued or deferred as appropriate such that rent expense for each lease is recognized on a straight-line basis over the respective lease term, recording deferred rent for rent expense incurred but not yet paid (see Note 2).

Rent expense was $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2017, 2018 and 2019, respectively.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments due under operating leases as of December 31, 2019 are as follows (in thousands):

Year Ending December 31,
2020	$977
2021	1,186
2022	1,215
2023	1,185
2024	1,131
Thereafter	2,210

Total	$7,904

Manufacturing Commitments

In January 2019, the Company entered into an agreement with CPDC, a related party (see Note 17), to manufacture clinical trial materials. As of December 31, 2019, the Company had non-cancelable minimum purchase commitments under the agreement totaling $0.3 million over the following 12 months.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not currently aware of any indemnification claims and has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2018 or 2019.

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

16.	Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the U.S. Internal Revenue Code of 1986, as amended. This plan covers all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. The Company made contributions of less than $0.1 million to the plan during each of the years ended December 31, 2017, 2018 and 2019.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Related Party Transactions

The Company has entered into license agreements with CPDC, a principal shareholder of the Company (see Note 12).

In addition, the Company has entered into a Master Services Agreement and a Supply Agreement with CPDC, under which CPDC provides services to the Company related to preclinical and manufacturing services, administrative support services and access to laboratory facilities. In connection with the Supply Agreement, the Company is obligated to pay CPDC an amount of less than $0.1 million per month, or $0.5 million in the aggregate per year, plus fees for production, packaging and distribution of products supplied to the Company, unless the agreement is terminated by the Company. The Company recognized expenses in connection with these services in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,
	2017	2018	2019
	(as restated)
Research and development expenses	$515	$750	$1,219
General and administrative expenses	207	240	71

	$722	$990	$1,290

During the years ended December 31, 2017, 2018 and 2019, the Company made payments to CPDC in connection with the services described above of $0.6 million, $1.0 million and $1.2 million, respectively. Amounts due to CPDC by the Company in connection with the services described above totaled $0.2 million as of each of December 31, 2017, 2018 and 2019, which amounts were included in accrued expenses on the consolidated balance sheets.

In addition to costs incurred in connection with the services described above, the Company also reimbursed CPDC for purchases on the Company’s behalf from parties with which the Company did not have an account. During the years ended December 31, 2017, 2018 and 2019, the Company made payments to CPDC of $0.4 million, $0.6 million and $0.1 million, respectively, for reimbursement of these pass-through costs.

18.	Geographical Information

The Company has operating companies in the United States and Canada and a non-operating company in Ireland. Information about the Company’s long-lived assets, consisting solely of property and equipment, net, by geographic region was as follows (in thousands):

	December 31,
	2018	2019
United States	$129	$127
Canada	975	1,145

	$1,104	$1,272

19.	Restatement of 2017 Consolidated Financial Statements

In connection with the Company’s preparation of its consolidated financial statements for the year ended December 31, 2018, during 2019, the Company identified certain errors in its previously issued financial statements for the year ended December 31, 2017 and concluded that the errors were material. Accordingly, the

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accompanying consolidated financial statements for the year ended December 31, 2017 have been restated to correct the identified errors, summarized as follows:

•

The Company improperly accounted for its Class A preferred shares and non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited by not recording a liability related to a tranche right provided to investors in connection with the Class A preferred share and Class A preferred exchangeable share financings in 2017. Upon correction of this error, a Class A preferred share tranche right liability was recorded based on its aggregate initial fair value of $1.5 million, the carrying value of the Class A preferred shares was decreased by $1.0 million, and the non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited was decreased by $0.5 million. In addition, the $0.7 million change in the fair value of the preferred share tranche right liability during the year ended December 31, 2017 was recognized as other income in the consolidated statement of operations and comprehensive loss and was recorded as a decrease to the preferred share tranche right liability on the consolidated balance sheet as of December 31, 2017.

•

The Company identified certain research and development consulting expenses that had been improperly classified as general and administrative expenses. Upon correction of this error, research and development expenses increased by $0.2 million and general and administrative expenses decreased by $0.2 million.

•

The Company applied inappropriate inputs and assumptions in the Black-Scholes option-pricing model used to determine the grant-date fair value of stock options granted in 2017. Upon correction of this error, share-based compensation expense decreased by less than $0.1 million, classified as research and development expenses and general and administrative expenses.

•

The Company improperly recognized certain research and development expenses based on the date of receipt of invoices rather than the dates the underlying goods or services were received. Upon correction of this error, research and development expenses increased by $0.1 million and accounts payable and accrued liabilities of $0.1 million were recorded.

•

The Company identified an error related to its accrual of incurred research and development costs. Upon correction of this error, research and development expenses increased by less than $0.1 million and accrued liabilities of less than $0.1 million were recorded.

•

The Company identified certain property and equipment assets received in 2017 that had been improperly expensed in 2017 rather than being capitalized. Upon correction of this error, research and development expenses decreased by $0.1 million and property and equipment of $0.1 million was recorded.

•

In the consolidated statement of cash flows, the Company improperly reported purchases of certain property and equipment that remained in accounts payable as of December 31, 2017 as part of cash inflows from operating activities and cash outflows from investing activities rather than reporting the purchases as a supplemental disclosure of a non-cash investing activity. Upon correction of this error, cash flows from operating activities decreased by $0.1 million and cash flows from investing activities increased by $0.1 million.

•

In the consolidated statement of cash flows, the Company improperly classified restricted cash within cash flows from operating activities rather than within cash flows from investing activities, in an amount of $0.2 million. Correction of this error was not required due to ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which the Company adopted as of January 1, 2018, with required retrospective application to all periods presented. Under ASU 2016-18, restricted cash should be included with cash when reconciling the beginning-of-period and end-of-period total amounts of cash shown on the statement of cash flows.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the restatement, the Company reclassified certain amounts presented in the previously issued financial statements in order to conform to the current-year presentation or with SEC reporting requirements. These adjustments included the reclassification of:

•

the carrying value of Class A preferred exchangeable shares to non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited on the consolidated balance sheet, in an amount of $8.9 million. As part of the reclassification, the Company also decreased the reported amount of the Class A preferred shares by 12,000,000 shares related to the Class A preferred exchangeable shares reflected as non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited on the consolidated balance sheet;

•

the carrying value of Class A preferred shares as well as the non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited from permanent equity to temporary equity on the consolidated balance sheet, in accordance with SEC reporting requirements pursuant to ASC 480, Distinguishing Liabilities from Equity; and

•	foreign currency transaction losses of less than $0.1 million from operating expenses to other income (expense), net in the consolidated statement of operations and comprehensive loss.

The following tables summarize the net effects on the Company’s consolidated statement of operations and comprehensive loss, consolidated statement of non-controlling interest, convertible preferred shares and shareholders’ deficit, and consolidated statement of cash flows resulting from the correction of the errors described above and the reclassification adjustments made in connection with the restatement:

Consolidated Statement of Operations and Comprehensive Loss (in thousands)

	Year Ended December 31, 2017
	As Previously Reported	Adjustments	As Restated
Operating expenses:
Research and development	$5,203	$163	$5,366
General and administrative	1,841	(221)	1,620

Total operating expenses	7,044	(58)	6,986

Loss from operations	(7,044)	58	(6,986)

Other income (expense):
Change in fair value of preferred share tranche right liability	—	740	740
Other income (expense), net	(11)	(7)	(18)

Total other income (expense), net	(11)	733	722

Net loss and comprehensive loss	$(7,055)	$791	$(6,264)

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes to Consolidated Statement of Non-Controlling Interest, Convertible Preferred Shares and Shareholders’ Deficit (in thousands, except share data)

	Non-Controlling Interest in Fusion Pharmaceuticals (Ireland) Limited	Class A Convertible Preferred Shares		Voting and Non-Voting Common Shares		Additional Paid-in Capital	Accumu- lated Deficit	Total Shareholders’ Deficit
		Shares	Amount	Shares	Amount
Balances at December 31, 2017 (as previously reported)	$—	38,385,328	$28,240	1,872,975	$—	$176	$(7,724)	$20,692
Adjustments	8,387	(12,000,000)	(9,886)	—	—	(64)	791	(27,513)

Balances at December 31, 2017 (as restated)	$8,387	26,385,328	$18,354	1,872,975	$—	$112	$(6,933)	$(6,821)

Changes to Consolidated Statement of Cash Flows (in thousands)

	Year Ended December 31, 2017
	As Previously Reported	Adjustments	As Restated
Cash flows from operating activities:
Net loss	$(7,055)	$791	$(6,264)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	176	(64)	112
Depreciation and amortization expense	24	(1)	23
Non-cash interest expense	7	—	7
Foreign currency transaction loss on conversion of convertible note	34	—	34
Change in fair value of preferred share tranche right liability	—	(740)	(740)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(486)	200	(286)
Accounts payable	704	(115)	589
Accrued expenses	387	13	400

Net cash used in operating activities	$(6,209)	$84	$(6,125)

Cash flows from investing activities:
Purchases of property and equipment	$(210)	$114	$(96)

Net cash used in investing activities	$(210)	$114	$(96)

20.	Subsequent Events

For its consolidated financial statements as of December 31, 2019 and for the year then ended, the Company evaluated subsequent events through April 3, 2020, the date on which those financial statements were issued, and, with respect to the matters that have removed the substantial doubt about the Company’s ability to continue as a going concern discussed in Note 1, through June 5, 2020, and, with respect to the reverse share split described below, through June 22, 2020.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issuance of Class B Preferred Shares

In January 2020, the Company executed the First Amendment to the Class B Subscription Agreement (“Amended Subscription Agreement”) whereby the Canada Pension Plan Investment Board (“CPP”) agreed to purchase an aggregate of $20.0 million of Class B preferred shares, at a price of $1.5154 per share, in two tranches. In January 2020, CPP purchased and the Company issued and sold 6,598,917 Class B preferred shares, resulting in gross proceeds of $10.0 million (the “Additional Closing”). The rights and preferences of the Class B preferred shares sold under the Additional Closing are the same as the rights and preferences of the Class B preferred shares issued and sold by the Company in March 2019 (see Note 8). Accordingly, under the terms of the Amended Subscription Agreement, upon satisfaction of specified milestones (see Note 8), CPP is obligated to purchase an additional 6,598,917 Class B preferred shares at a price of $1.5154 per share.

Upon the Additional Closing in January 2020, the Company recorded an additional liability for the preferred share tranche right of $1.1 million and a corresponding reduction to the carrying value of the Class B preferred shares.

Issuance of Warrants

In January 2020, in conjunction with the Company’s execution of the Amended Subscription Agreement, the Company issued warrants to purchase 3,126,391 Class B preferred shares to the existing holders of Class B preferred shares and Fusion Pharmaceuticals (Ireland) Limited issued warrants to purchase 873,609 Class B preferred exchangeable shares to the existing holders of Class B preferred exchangeable shares (collectively, the “Preferred Share Warrants”). The warrants were issued for no consideration and have an exercise price of $1.5154 per share, subject to adjustment for any share dividend, share split, combination or other similar recapitalization. The warrants are exercisable for a period of two years from the date of issuance or occurrence of specified qualifying events, whichever occurs earlier.

The Company will classify the Preferred Share Warrants as a liability on its consolidated balance sheets as the warrants are considered freestanding financial instruments that could require the Company to transfer assets upon exercise. The liability associated with the Preferred Share Warrants was initially recorded at fair value upon the issuance date and will be subsequently remeasured to fair value at each reporting date. The fair value of the Preferred Share Warrants is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the Preferred Share Warrants utilizes the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the Preferred Share Warrants. The Company will assess these assumptions and estimates on a quarterly basis as additional information impacting the assumptions are obtained. Changes in the fair value of the Preferred Share Warrants will be recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss.

Upon issuance of the Preferred Share Warrants in January 2020, the Company recorded a preferred share warrant liability of $1.4 million, equal to the issuance-date fair value of the Preferred Share Warrants, as well as a corresponding charge against additional paid-in capital, until reduced to zero, and an increase to accumulated deficit for the remainder. The warrant issuance will be treated as a deemed dividend to preferred shareholders for purposes of the Company’s calculation of net loss per share attributable to common shareholders.

Termination of License Agreements

In January 2020, the Company exercised its rights to terminate the Second Janssen Agreement and the Isogenica Agreement (see Note 12). The Company did not incur any costs or other financial obligations in connection with these terminations.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Increase in Shares Reserved for Issuance under the 2017 Plan

In January 2020, the Company increased the total number of common shares reserved for issuance under the 2017 Plan from 4,700,393 shares to 5,278,820 shares.

Grants of Stock Options under 2017 Plan

On January 19, 2020, the Company granted an option for the purchase of 141,011 common shares, at an exercise price of $2.35 per share, to a director. On February 6, 2020, the Company granted options for the purchase of an aggregate of 390,198 common shares, at an exercise price of $2.99 per share, to employees. On March 16, 2020, the Company granted an option for the purchase of 351,921 common shares, at an exercise price of $4.44 per share, to an employee. The aggregate grant-date fair value of these option grants was $1.9 million, which is expected to be recognized as share-based compensation expense over a weighted-average period of 3.8 years.

Rainier Asset Acquisition

On March 10, 2020 (the “Closing”), the Company and Rainier Therapeutics, Inc. (“Rainier”) entered into an asset acquisition agreement (the “Rainier Agreement”). Under the agreement, the Company purchased all right, title and interest to Rainier’s, and any of its affiliates’ and sublicensees’, patents and other tangible and intangible assets to perform research and to develop, manufacture and commercialize a specified compound of antibody molecules that bind to targets for the prevention, treatment and diagnosis of all diseases and conditions only using such compound as an antibody drug conjugate. The Company concluded to account for this purchase as an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, the license rights.

In connection with the asset acquisition, the Company paid an upfront fee of $1.0 million to Rainier and recognized this amount as research and development expense in the consolidated statement of operations and comprehensive loss in the first quarter of 2020, as the IPR&D acquired had no alternative future use as of the acquisition date.

Unless the Rainier Agreement is terminated pursuant to its terms, which termination may not occur later than eight months following the Closing (the “Outside Date”), the Company is obligated to pay Rainier an additional amount of $3.5 million and to issue 313,359 of the Company’s non-voting common shares on the Outside Date. If the Rainier Agreement is not terminated by the Outside Date, the Company is also obligated to make aggregate milestone payments to Rainier of up to $22.5 million and to issue up to 156,679 of the Company’s non-voting common shares upon the achievement of specified development and regulatory milestones and of up to $42.0 million upon the achievement of specified sales milestones.

In the event the Company enters into a transaction with a non-affiliated party relating to the license or sale of substantially all the Company’s rights to develop the specified compound of antibody molecules, the Company will be obligated to pay Rainier a specified percentage of the revenue from such transaction, in an amount ranging from 10% to 30%, based on how long after the Closing the transaction takes place.

The Rainier Agreement may be terminated at any time prior to the Outside Date upon 30 days’ notice by the Company to Rainier or upon the mutual written consent of both parties. If the agreement is terminated prior to the Outside Date, the Company’s payment obligations, except for the non-refundable upfront fee of $1.0 million, become void and the Company will cease to have any rights to the antibody or the Genentech License Agreement (as defined below).

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Rainier Agreement, in March 2020, the Company was assigned all of Rainier’s rights and obligations under an exclusive license agreement between BioClin Therapeutics, Inc. and Genentech, Inc. (“Genentech”) (the “Genentech License Agreement”). Pursuant to the Genentech License Agreement, the Company has an exclusive, worldwide, sublicensable license to make, use, research, develop, sell and import certain intellectual property and technology of Genentech relating to the a specified antibody and any mutant antibody thereof (the “Licensed Antibodies”), including any products that contain a Licensed Antibody as an active ingredient (the “Products”), for all human uses.

Pursuant to the Genentech License Agreement, the Company is obligated to use commercially reasonable efforts to develop and commercialize at least one Product and the Company is solely responsible for the costs associated with the development, manufacturing, regulatory approval and commercialization of any Products. The manufacture of the antibody by any third-party contract manufacturing organization must be approved in advance by Genentech. Additionally, Genentech retains the right to use the Licensed Antibodies solely to research and develop molecules other than the Licensed Antibodies.

Under Genentech License Agreement, the Company is obligated to make aggregate milestone payments to Genentech of up to $44.0 million upon the achievement of specified sales milestones. The Company is also obligated to pay to Genentech tiered royalties of a mid to high single-digit percentage based on annual net sales by the Company, and any of its affiliates and sublicensees, for the specified compound of antibody molecules and of a mid to high single-digit percentage based on annual net sales by the Company, and any of its affiliates and sublicensees, for any other compound containing mutant antibody molecules of the specified compound. In addition, the Company is obligated to pay to Genentech royalties of a low single-digit percentage based on quarterly net sales in any country in which the specified compound is not covered by a valid patent claim, and those sales will not be subject to the tiered royalties described above. All royalties may be reduced if the Company obtains a license under a third-party patent that includes the specified compound. Royalties will be paid by the Company on a country-by-country basis beginning upon the first commercial sale in such country until the later of (i) ten years following the date of the first commercial sale of a Product or (ii) the date the specified compound is no longer covered by an enforceable patent. Upon the expiration of the royalty term, the Company will have a fully paid-up license.

The Company has the right to terminate the Genentech License Agreement upon written notice to Genentech if the Company determines in its sole discretion that development or commercialization of Products is not economically or scientifically feasible or appropriate. In addition, if the Company or Genentech fails to comply with any of its obligations or otherwise breaches the agreement, the other party may terminate the agreement. The Genentech License Agreement expires on the date on which all obligations under the agreement related to milestone payments or royalties have passed or expired.

Reverse Share Split

On June 19, 2020, the Company effected a one-for-5.339 reverse share split of its issued and outstanding common shares and a proportional adjustment to the existing conversion ratios for each class of the Company’s Preferred Shares (see Note 8) and Preferred Exchangeable Shares (see Note 9). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse share split and adjustment of the preferred share conversion ratios.

FUSION PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

(Unaudited)

	December 31, 2019	March 31, 2020	Pro Forma March 31, 2020
Assets
Current assets:
Cash	$65,344	$67,417	$67,417
Restricted cash	280	280	280
Prepaid expenses and other current assets	929	1,043	1,043

Total current assets	66,553	68,740	68,740
Property and equipment, net	1,272	1,334	1,334
Deferred tax assets	78	78	78
Restricted cash	1,497	1,497	1,497
Deferred offering costs	—	1,740	1,740

Total assets	$69,400	$73,389	$73,389

Liabilities, Non-Controlling Interest, Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$830	$2,890	$2,890
Income taxes payable	117	178	178
Accrued expenses	3,326	3,727	3,727

Total current liabilities	4,273	6,795	6,795
Deferred rent, net of current portion	28	—	—
Preferred share tranche right liability	5,741	7,964	7,964
Preferred share warrant liability	—	1,716	—
Income taxes payable, net of current portion	293	293	293
Special voting shares redemption right liability (Notes 2 and 8)	—	—	—

Total liabilities	10,335	16,768	15,052

Commitments and contingencies (Note 14)
Non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited (Notes 2 and 8)	20,961	20,961	—

Convertible preferred shares, no par value; 132,207,290 shares and 149,405,124 shares authorized as of December 31, 2019 and March 31, 2020, respectively; 73,125,790 shares and 79,724,707 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively; aggregate liquidation preference of $77,965 and $87,965 of December 31, 2019 and March 31, 2020, respectively; no shares issued or outstanding, pro forma as of March 31, 2020	71,592	80,394	—

Shareholders’ equity (deficit):
Voting and non-voting common shares, no par value, unlimited shares authorized as of December 31, 2019 and March 31, 2020; 1,929,555 shares issued and outstanding as of December 31, 2019 and March 31, 2020; 21,439,157 shares issued and outstanding, pro forma as of March 31, 2020	—	—	—
Additional paid-in capital	1,286	358	103,429
Accumulated deficit	(34,774)	(45,092)	(45,092)

Total shareholders’ equity (deficit)	(33,488)	(44,734)	58,337

Total liabilities, non-controlling interest, convertible preferred shares and shareholders’ equity (deficit)	$69,400	$73,389	$73,389

The accompanying notes are an integral part of these consolidated financial statements.

FUSION PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2019	2020
Operating expenses:
Research and development	$2,841	$4,377
General and administrative	1,171	4,327

Total operating expenses	4,012	8,704

Loss from operations	(4,012)	(8,704)

Other income (expense):
Change in fair value of preferred share tranche right liability	—	(1,118)
Change in fair value of preferred share warrant liability	—	(334)
Interest income	—	147
Refundable investment tax credits	44	46
Other income (expense), net	49	(197)

Total other income (expense), net	93	(1,456)

Loss before provision for income taxes	(3,919)	(10,160)
Provision for income taxes	(14)	(62)

Net loss and comprehensive loss	(3,933)	(10,222)
Dividends paid to preferred shareholders in the form of warrants issued	—	(1,382)

Net loss attributable to common shareholders	$(3,933)	$(11,604)

Net loss per share attributable to common shareholders—basic and diluted	$(2.10)	$(6.01)

Weighted-average common shares outstanding—basic and diluted	1,872,975	1,929,555

Pro forma net loss per share attributable to common shareholders—basic and diluted		$(0.53)

Pro forma weighted-average common shares outstanding—basic and diluted		21,303,335

The accompanying notes are an integral part of these consolidated financial statements.

FUSION PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF NON-CONTROLLING INTEREST, CONVERTIBLE PREFERRED SHARES

AND SHAREHOLDERS’ DEFICIT

(In thousands, except share amounts)

(Unaudited)

	Non-Controlling Interest in Fusion Pharmaceuticals (Ireland) Limited	Class A and B Convertible Preferred Shares		Voting and Non-Voting Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
		Shares	Amount	Shares	Amount
Balances at December 31, 2019	$20,961	73,125,790	$71,592	1,929,555	$—	$1,286	$(34,774)	$(33,488)
Issuance of Class B convertible preferred shares and Class B preferred share tranche right, net of issuance costs of $93	—	6,598,917	9,907	—	—	—	—	—
Initial fair value of Class B convertible preferred share tranche right liability	—	—	(1,105)	—	—	—	—	—
Issuance of warrants to purchase Class B convertible preferred shares and Class B preferred exchangeable shares as a non-cash dividend to preferred shareholders	—	—	—	—	—	(1,286)	(96)	(1,382)
Share-based compensation expense	—	—	—	—	—	358	—	358
Net loss	—	—	—	—	—	—	(10,222)	(10,222)

Balances at March 31, 2020	$20,961	79,724,707	$80,394	1,929,555	$—	$358	$(45,092)	$(44,734)

Balances at December 31, 2018	$15,168	42,918,661	$32,371	1,872,975	$—	$668	$(18,585)	$(17,917)
Issuance of Class B convertible preferred shares and Class B preferred share tranche right, net of issuance costs of $299	—	30,207,129	45,476	—	—	—	—	—
Issuance of Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and Class B preferred share tranche right, net of issuance costs of $13	6,711	—	—	—	—	—	—	—
Initial fair value of Class B convertible preferred share and preferred exchangeable share tranche right liability	(918)	—	(6,255)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	102	—	102
Net loss	—	—	—	—	—	—	(3,933)	(3,933)

Balances at March 31, 2019	$20,961	73,125,790	$71,592	1,872,975	$—	$770	$(22,518)	$(21,748)

The accompanying notes are an integral part of these consolidated financial statements.

FUSION PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2019	2020
Cash flows from operating activities:
Net loss	$(3,933)	$(10,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	102	358
Depreciation and amortization expense	63	172
Non-cash rent expense	—	6
Change in fair value of preferred share tranche right liability	—	1,118
Change in fair value of preferred share warrant liability	—	334
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	293	(186)
Accounts payable	634	858
Accrued expenses	(1)	(120)
Income taxes payable	14	62

Net cash used in operating activities	(2,828)	(7,620)

Cash flows from investing activities:
Purchases of property and equipment	(39)	(214)

Net cash used in investing activities	(39)	(214)

Cash flows from financing activities:
Proceeds from issuance of Class B convertible preferred shares and Class B preferred share tranche right, net of issuance costs	45,476	9,907
Proceeds from issuance of Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and Class B preferred share tranche right, net of issuance costs	6,711	—

Net cash provided by financing activities	52,187	9,907

Net increase in cash and restricted cash	49,320	2,073
Cash and restricted cash at beginning of period	29,080	67,121

Cash and restricted cash at end of period	$78,400	$69,194

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$65	$—
Issuance of warrants to purchase Class B preferred shares and Class B preferred exchangeable shares as a non-cash dividend to preferred shareholders	$—	$1,382
Deferred offering costs included in accounts payable and accrued expenses	$—	$1,740

The accompanying notes are an integral part of these consolidated financial statements.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Nature of the Business and Basis of Presentation

Fusion Pharmaceuticals Inc., together with its consolidated subsidiaries (“Fusion” or the “Company”), is a clinical-stage oncology company focused on developing next-generation radiopharmaceuticals as precision medicines. The Company was formed and subsequently incorporated as Fusion Pharmaceuticals Inc. in December 2014 under the Canada Business Corporations Act. The Company was founded to advance certain intellectual property relating to radiopharmaceuticals that had been developed by the Centre for Probe Development and Commercialization, a radiopharmaceutical research and good manufacturing practice production center. The Company is headquartered in Hamilton, Ontario, Canada.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, successful discovery and development of its product candidates, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, protection of proprietary technology, compliance with governmental regulations, the impact of the COVID-19 coronavirus, the ability to secure additional capital to fund operations and commercial success of its product candidates. Product candidates currently under development will require extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiary, Fusion Pharmaceuticals US Inc., and majority-owned subsidiary, Fusion Pharmaceuticals (Ireland) Limited. As a result of consolidating this majority-owned subsidiary, the Company reflects a non-controlling interest on the consolidated balance sheets; however, the Company does not recognize a non-controlling interest in the consolidated statements of operations and comprehensive loss as the majority-owned subsidiary has no operating activities and is an extension of the parent company (see Note 2). All intercompany accounts and transactions have been eliminated in consolidation.

Removal of the Conclusion That There is Substantial Doubt about the Company’s Ability to Continue as a Going Concern

As described below, as of May 14, 2020, the original issuance date of the interim consolidated financial statements for the three months ended March 31, 2020, the Company had concluded that there was substantial doubt about its ability to continue as a going concern. On June 2, 2020, the Company received gross proceeds of $62.5 million from the issuance and sale of Class B preferred shares and preferred exchangeable shares (see Note 17), which has alleviated the substantial doubt about the Company’s ability to continue as a going concern. As of June 5, 2020, the date on which the interim consolidated financial statements for the three months ended March 31, 2020 were reissued, the Company expects that its existing cash, including the $62.5 million of gross proceeds it received on June 2, 2020 from its Class B preferred share financing, will be sufficient to fund its operating expenses and capital expenditure requirements into the third quarter of 2022. The future viability of the Company beyond that point is dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations. If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Through March 31, 2020, the Company has funded its operations primarily with proceeds from sales of its convertible preferred shares, including borrowings under a convertible promissory note, which converted into convertible preferred shares, and proceeds from sales of its Ireland subsidiary’s preferred exchangeable shares. The Company has incurred recurring losses since its inception, including net losses of $3.9 million and $10.2 million for the three months ended March 31, 2019 and 2020, respectively. As of March 31, 2020, the Company had an accumulated deficit of $45.1 million. The Company expects to continue to generate significant operating losses for the foreseeable future. As of May 14, 2020, the issuance date of the interim consolidated financial statements for the three months ended March 31, 2020, the Company expects that its existing cash will be sufficient to fund its operating expenses and capital expenditure requirements into the first half of 2021. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering (“IPO”) of its common shares. Upon the closing of a qualified public offering, on specified terms, (i) all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and special voting shares of the Company will be redeemed, (ii) the Company will issue its convertible preferred shares upon the redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, (iii) the Company’s outstanding convertible preferred shares, including the convertible preferred shares issued upon the redemption of the preferred exchangeable shares, will convert into the Company’s common shares (see Notes 7 and 8) and (iv) all outstanding warrants to purchase Class B convertible preferred shares of the Company and warrants to purchase Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited will become warrants to purchase common shares of the Company. In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s shareholders.

If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance its future operations, as of May 14, 2020, the issuance date of the interim consolidated financial statements for the three months ended March 31, 2020, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these interim consolidated financial statements are issued.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Impact of the COVID-19 Coronavirus

The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak through quarantines, travel restrictions, heightened border security and other measures. The impact of this pandemic has been, and will likely continue to be, extensive in many aspects of society, which has resulted, and will likely continue to result, in significant disruptions to the global economy as well as businesses and capital markets around the world. The future progression of the pandemic and its effects on the Company’s business and operations are uncertain.

In response to public health directives and orders and to help minimize the risk of the virus to employees, the Company has taken precautionary measures, including implementing work-from-home policies for certain employees. The impact of the virus, including work-from-home policies, may negatively impact productivity, disrupt the Company’s business, and delay its preclinical research and clinical trial activities and its development program timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the Company’s ability to conduct its business in the ordinary course. Specifically, the Company may not be able to enroll additional patient cohorts on its planned timeline due to disruptions at its clinical trial sites. The Company is currently unable to predict when it will be able to resume normal clinical activities for its primary program, FPI-1434, or any other clinical programs. Other impacts to the Company’s business may include temporary closures of its suppliers and disruptions or restrictions on its employees’ ability to travel. Any prolonged material disruption to the Company’s employees or suppliers could adversely impact the Company’s preclinical research and clinical trial activities, financial condition and results of operations, including its ability to obtain financing.

The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, the Company has not experienced material business disruptions or incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these consolidated financial statements.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses and the valuations of common shares, stock options, preferred share tranche rights and preferred share warrants. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2020 and the consolidated statements of operations and comprehensive loss, of non-controlling interest, convertible preferred shares and shareholders’ deficit, and of cash flows for the three months ended March 31, 2019 and 2020 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2020 and the results of its operations and its cash flows for the three months ended March 31, 2019 and 2020. The financial data and other information disclosed in these notes related to the three months ended March 31, 2019 and 2020 are also unaudited. The results for the three months ended March 31, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2020 has been prepared to give effect, upon the closing of a qualified IPO, to (i) the redemption of all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and special voting shares of the Company (see Note 8), (ii) the issuance of convertible preferred shares of the Company upon the redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, (iii) the conversion of all of the Company’s outstanding convertible preferred shares, including the convertible preferred shares issued upon the redemption of the preferred exchangeable shares, into 19,509,602 common shares and (iv) all outstanding warrants to purchase Class B convertible preferred shares of the Company and warrants to purchase Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited becoming warrants to purchase common shares of the Company, in each case as if the proposed IPO had occurred on March 31, 2020.

In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the three months ended March 31, 2020 has been prepared to give effect, upon the closing of a qualified IPO, to (i) the redemption of all outstanding preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited and special voting shares of the Company, (ii) the issuance of convertible preferred shares of the Company upon redemption of the preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, (iii) the conversion of all of the Company’s outstanding convertible preferred shares, including the convertible preferred shares issued upon the redemption of the preferred exchangeable shares, into common shares and (iv) all outstanding warrants to purchase Class B convertible preferred shares of the Company and warrants to purchase Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited becoming warrants to purchase common shares of the Company, in each case as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred exchangeable shares, convertible preferred shares or warrants.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Foreign Currency and Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s operating company in Canada, operating company in the U.S. and non-operating company in Ireland is also the U.S. dollar. As a result, the Company records no cumulative translation adjustments related to translation of unrealized foreign exchange gains or losses.

For the remeasurement of local currencies to the U.S. dollar functional currency of the Canadian and Irish entities, assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date, and income items and expenses are translated into U.S. dollars at the average exchange rate in effect during the period. Resulting transaction gains (losses) are included in other income (expense), net in the consolidated statements of operations and comprehensive loss, as incurred.

Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in other income (expense), net in the consolidated statements of operations and comprehensive loss, as incurred.

During the three months ended March 31, 2019 and 2020, the Company recorded $0.1 million and ($0.2) million, respectively, of foreign currency transaction gains (losses) in the consolidated statements of operations and comprehensive loss.

Restricted Cash

As of December 31, 2019 and March 31, 2020, the Company was required to maintain a separate cash balance of $0.3 million to collateralize corporate credit cards with a bank, which was classified as restricted cash (current) on its consolidated balance sheets.

In connection with the Company’s lease agreements entered into in January 2018 and October 2019 (see Note 14), the Company maintains letters of credit of less than $0.1 million and $1.5 million, respectively, for the benefit of the landlords. As of December 31, 2019 and March 31, 2020, the underlying cash balance collateralizing these letters of credit were classified as restricted cash (non-current) on its consolidated balance sheets based on the release dates of the restrictions of this cash. As of March 31, 2019 and 2020, the cash and restricted cash of $78.4 million and $69.2 million, respectively, presented in the consolidated statements of cash flows included cash of $78.1 million and $67.4 million, respectively, and restricted cash of $0.3 million and $1.8 million, respectively.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction to the carrying value of the preferred exchangeable shares or convertible preferred shares or in shareholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should an in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2019 and March 31, 2020, the Company had $0 and $1.7 million, respectively, of deferred offering costs.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business, and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the single identifiable asset or group of similar identifiable assets and activities is a business.

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Acquired in-process research and development (“IPR&D”) is recognized at fair value and initially characterized as an indefinite-lived intangible asset, irrespective of whether the acquired IPR&D has an alternative future use. Transaction costs related to business combinations are expensed as incurred. Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates, especially with respect to intangible assets.

During the measurement period, which extends no later than one year from the acquisition date, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statements of operations as operating expenses or income.

To date, the Company has not recorded any asset acquisitions as a business combination.

Asset Acquisitions

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to acquire IPR&D with no alternative future use is charged to expense at the acquisition date.

Contingent consideration in asset acquisitions payable in the form of cash is recognized when payment becomes probable and reasonably estimable, unless the contingent consideration meets the definition of a derivative, in which case the amount becomes part of the asset acquisition cost when acquired. Contingent consideration payable in the form of a fixed number of the Company’s own shares is measured at fair value as of the acquisition date and recognized when the issuance of the shares becomes probable. Upon recognition of the contingent consideration payment, the amount is included in the cost of the acquired asset or group of assets, or, if related to IPR&D with no alternative future use, charged to expense.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal

FUSION PHARMACEUTICALS INC.

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(Unaudited)

or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s preferred share tranche right liability and preferred share warrant liability are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (see Note 3). The carrying values of the Company’s amounts due for refundable investment tax credits and Canadian harmonized sales tax, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Preferred Share Tranche Right Liability

The subscription agreements for the Company’s Class B convertible preferred shares (see Note 7) and its Ireland subsidiary’s Class B preferred exchangeable shares (see Note 8) provides investors the right, or obligates investors, to participate in subsequent offerings of Class B convertible preferred shares or Class B preferred exchangeable shares together with Class B special voting shares in the event that specified development or regulatory milestones are achieved (the “Class B preferred share tranche right liability”).

The Company classifies these preferred share tranche rights as a liability on its consolidated balance sheets as each preferred share tranche right is a freestanding financial instrument that may require the Company to transfer assets upon the achievement of specified milestone events. Each preferred share tranche right liability was initially recorded at fair value upon the date of issuance of each preferred share tranche right and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the preferred share tranche right liability are recognized as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. Changes in the fair value of the preferred share tranche right liability will continue to be recognized until the respective preferred share tranche right is settled upon achievement of the specified milestones or expires.

Preferred Share Warrant Liability

The Company classifies warrants to purchase its convertible preferred shares and warrants to purchase preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited as a liability on its consolidated balance sheets as these warrants are freestanding financial instruments that may require the Company to transfer assets upon exercise (see Note 6). The preferred share warrant liability, which consists of warrants to purchase Class B convertible preferred shares of the Company and warrants to purchase Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited, was initially recorded at fair value upon the date of issuance

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(Unaudited)

of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the preferred share warrant liability are recognized as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. Changes in the fair value of the preferred share warrant liability will continue to be recognized until each respective warrant is exercised, expires or qualifies for equity classification.

Classification of Convertible Preferred Shares, Preferred Exchangeable Shares and Special Voting Shares and Presentation of Non-Controlling Interest

The holders of Class A and Class B convertible preferred shares have certain liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company and would call for the redemption of the then outstanding Class A and Class B convertible preferred shares (see Note 7). Therefore, the Class A and Class B convertible preferred shares are classified outside of shareholders’ equity (deficit) on the consolidated balance sheets.

The holders of Class A and Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited have redemption rights in the event of a deemed liquidation of the Company that are not solely within the control of the Company and would call for the redemption of the then outstanding Class A and Class B preferred exchangeable shares along with the Class A and Class B special voting shares and the issuance of the Company’s Class A and Class B convertible preferred shares. The Class A and Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited are represented as non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited on the consolidated balance sheets because those shares were issued by the Company’s majority-owned subsidiary, which it consolidates and then presents a non-controlling interest on the consolidated balance sheet for the minority interests of the shares held by parties other than the Company. The non-controlling interest is classified outside of shareholders’ equity (deficit) on the consolidated balance sheets as the underlying Class A and Class B preferred exchangeable shares are contingently redeemable in certain situations that are not solely within the control of the Company (see Note 8).

Fusion Pharmaceuticals (Ireland) Limited, the Company’s majority-owned subsidiary in Ireland, was established as a financing subsidiary to allow investment by Class A and Class B preferred exchangeable shareholders, which investments could readily be carried out by Fusion Pharmaceuticals Inc. if not for shareholder requirements. The board of directors of Fusion Pharmaceuticals Inc. has the unilateral ability to control the board of directors of Fusion Pharmaceuticals (Ireland) Limited. As the Company concluded that Fusion Pharmaceuticals (Ireland) Limited does not have substantive operations and the Class A and Class B preferred exchangeable shareholders do not have substantive dividend participation rights unless they exchange their preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited for convertible preferred shares of Fusion Pharmaceuticals Inc., no allocation of losses at Fusion Pharmaceuticals (Ireland) Limited to the non- controlling interest has been reflected in the consolidated statements of operations and comprehensive loss.

The Class A and Class B special voting shares are redeemable for cash upon certain liquidation events that are not solely within the control of the Company and are required to be redeemed ten years after issuance at a redemption price of $0.000001 per share. Therefore, the Class A and Class B special voting shares are classified within non-current liabilities on the consolidated balance sheet as a special voting shares redemption right liability (see Note 8).

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Research, Development and Manufacturing Contract Costs and Accruals

The Company has entered into various research, development and manufacturing contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research, development and manufacturing costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company’s knowledge of the progress towards completion of the research, development and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common shareholders is computed by dividing the net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) attributable to common shareholders is computed by adjusting net income (loss) attributable to common shareholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common shareholders is computed by dividing the diluted net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options and convertible preferred shares are considered potential dilutive common shares.

The Company’s convertible preferred shares contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common shareholders, such losses are not allocated to such participating securities. In periods in which the Company reported a net loss attributable to common shareholders, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common shareholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common shareholders for the three months ended March 31, 2019 and 2020.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which

FUSION PHARMACEUTICALS INC.

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(Unaudited)

modifies the existing disclosure requirements for fair value measurements in ASC 820. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements. The other provisions of ASU 2018-13 include eliminated and modified disclosure requirements. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. For all entities, this guidance is required to be adopted for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2018-13 as of January 1, 2020. The adoption of ASU 2018-13 had no impact on the Company’s consolidated financial statements and accompanying notes.

Recently Issued Accounting Pronouncements

The Company qualifies as “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense in its consolidated statement of operations for operating leases and amortization and interest expense in its consolidated statement of operations for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases today. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For public entities, ASU 2016-02 was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance within ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For public entities that are Securities and Exchange Commission (“SEC”) filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements.

3.	Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such fair values (in thousands):

	Fair Value Measurements at December 31, 2019 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Preferred share tranche right liability	$—	$—	$5,741	$5,741

	$—	$—	$5,741	$5,741

	Fair Value Measurements as of March 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Preferred share tranche right liability	$—	$—	$7,964	$7,964
Preferred share warrant liability	—	—	1,716	1,716

	$—	$—	$9,680	$9,680

During the year ended December 31, 2019 and the three months ended March 31, 2020, there were no transfers between Level 1, Level 2 and Level 3.

Valuation of Preferred Share Tranche Right Liability

The preferred share tranche right liability in the table above is composed of the fair value of rights to purchase Class B convertible preferred shares and Class B preferred exchangeable shares with Class B special voting shares (see Notes 7 and 8). The fair value of the preferred share tranche right liability was determined based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The fair value of the preferred share tranche right liability was determined using the forward

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

contract pricing model, which considered as inputs the probability and timing of achieving the specified milestones as of each valuation date, the estimated fair value of the preferred shares as of each valuation date, and the risk-free interest rate.

The most significant assumption in the forward contract pricing model impacting the fair value of the preferred share tranche right liability is the fair value of the Company’s Class B convertible preferred shares as of each measurement date. The Company determines the fair value per share of the underlying Class B convertible preferred shares by taking into consideration the most recent sales of its convertible preferred shares, results obtained from third-party valuations and additional factors the Company deems relevant. As of December 31, 2019 and March 31, 2020, the fair value of each Class B convertible preferred share was $1.45 per share and $1.63 per share, respectively. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining estimated time period of achievement of the specified milestones underlying the preferred share tranche rights.

The preferred share tranche right liability was initially recorded at fair value upon the date of issuance of each preferred share tranche right and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the preferred share tranche right liability are recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss. Changes in the fair value of the preferred share tranche right liability will continue to be recognized until the respective preferred share tranche right is settled upon achievement of the specified milestones or expires.

Valuation of Preferred Share Warrant Liability

The preferred share warrant liability in the table above is composed of the fair value of warrants to purchase Class B convertible preferred shares of the Company and warrants to purchase Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited that were issued in January 2020 in connection with the Company’s Class B preferred share financing (see Note 6). The fair value of the preferred share warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The fair value of the preferred share warrant liability was determined using a hybrid method, which is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an option-pricing model, or OPM. The PWERM is a scenario-based methodology that estimates the fair value of the Company’s different classes of equity based upon an analysis of future values for the Company, assuming various outcomes. Under both models, assumptions and estimates are used to value the preferred share warrants. The Company assesses these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. The quantitative elements associated with the Company’s Level 3 inputs impacting the fair value measurement of the preferred share warrant liability include the fair value per share of the underlying Class B convertible preferred shares, the timing, form and overall value of the expected exits for the shareholders, the risk-free interest rate, the expected dividend yield and the expected volatility of the Company’s shares. The most significant assumption impacting the fair value of the preferred share warrant liability is the fair value of the Company’s Class B convertible preferred shares as of each measurement date. The Company determines the fair value per share of the underlying Class B convertible preferred shares by taking into consideration the most recent sales of its preferred shares, results obtained from third-party valuations and additional factors it deems relevant. In January 2020, upon issuance of the preferred share warrants, the fair value of each Class B convertible preferred share was $1.45 per share. As of March 31, 2020, the fair value of each Class B convertible preferred share was $1.63 per share. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

contractual term of the warrants. The Company estimated a 0% dividend yield based on the expected dividend yield and the fact that the Company has never paid or declared cash dividends.

The preferred share warrant liability was initially recorded at fair value upon the date the warrants were issued and exercisable and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the preferred share warrant liability are recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss. Changes in the fair value of the preferred share warrant liability will continue to be recognized until each respective warrant is exercised, expires or qualifies for equity classification.

The following table provides a roll-forward of the aggregate fair value of the Company’s preferred share tranche right liability and preferred share warrant liability, for which fair value is determined using Level 3 inputs (in thousands):

	Preferred Share Tranche Right Liability	Preferred Share Warrant Liability
Balance as of December 31, 2019	$5,741	$—
Initial fair value of Class B preferred share tranche right liability	1,105	—
Initial fair value of Class B preferred share warrant liability	—	1,382
Change in fair value of Class B preferred share tranche right liability	1,118	—
Change in fair value of Class B preferred share warrant liability	—	334

Balance as of March 31, 2020	$7,964	$1,716

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2019	March 31, 2020
Prepaid clinical trial expenses	$94	$—
Refundable investment tax credits	176	222
Canadian harmonized sales tax receivable	252	63
Prepaid software subscriptions	129	153
Receivable from landlord for tenant improvement reimbursements	—	408
Other	278	197

	$929	$1,043

5.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31, 2019	March 31, 2020
Accrued employee compensation and benefits	$991	$665
Accrued external research and development expenses	1,565	1,902
Accrued professional fees	641	965
Other	129	195

	$3,326	$3,727

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

6.	Warrants

In January 2020, in conjunction with the Company’s execution of the Amended Class B Subscription Agreement (see Note 7), the Company issued to the existing holders of Class B convertible preferred shares (excluding the investor in the Additional Class B Closing in January 2020) warrants to purchase 3,126,391 Class B convertible preferred shares, at an exercise price of $1.5154 per share, and Fusion Pharmaceuticals (Ireland) Limited issued to the existing holders of Class B preferred exchangeable shares warrants to purchase 873,609 Class B preferred exchangeable shares, at an exercise price of $1.5154 per share (collectively the “Preferred Share Warrants”). If the warrants to purchase Class B preferred exchangeable shares are exercised, at that same time, the shareholder is obligated to purchase from the Company an equal number of Class B special voting shares at a price of $0.000001 per share. The Preferred Share Warrants were issued for no consideration, and the specified exercise prices of each warrant are subject to adjustment for share dividends, share splits, combination or other similar recapitalization transactions as provided under the terms of the warrants.

The Preferred Share Warrants were immediately exercisable and expire two years from the date of issuance or upon the earlier occurrence of specified qualifying events, which include the consummation of a Deemed Liquidation Event (see Note 7) and the closing of a qualifying share sale (as defined in the articles of the corporation, as amended and restated). Upon the closing of a qualified public offering, on specified terms, all outstanding warrants to purchase Class B convertible preferred shares of the Company and warrants to purchase Class B preferred exchangeable shares of Fusion Pharmaceutics (Ireland) Limited will become warrants to purchase common shares of the Company.

Upon issuance of the Preferred Share Warrants in January 2020, the Company recorded on its consolidated balance sheet a preferred share warrant liability of $1.4 million, equal to the issuance-date fair value of the Preferred Share Warrants, as well as a corresponding decrease of $1.3 million to additional paid-in capital, reducing that to zero, and an increase of $0.1 million to accumulated deficit for the remainder.

The issuance of the Preferred Share Warrants was treated as a deemed dividend to existing preferred shareholders for purposes of the Company’s calculation of net loss per share attributable to common shareholders, and, as such, the aggregate value of the dividend to existing preferred shareholders was deducted from the Company’s net loss when computing net loss per share attributable to common shareholders (see Note 13). The Company remeasures the fair value of the liability associated with the Preferred Share Warrants at each reporting date (see Note 3) and records any adjustments as a component of other income (expense) in the consolidated statements of operations and comprehensive loss. For the three months ended March 31, 2020, the Company recognized a loss of $0.3 million as a component of other income (expense) in the consolidated statement of operations and comprehensive loss to reflect an increase in fair value of the Preferred Share Warrants.

7.	Convertible Preferred Shares

The Company has issued Class A convertible preferred shares (the “Class A preferred shares”) and Class B convertible preferred shares (the “Class B preferred shares” and, together with the Class A preferred shares, the “Preferred Shares”). As of December 31, 2019 and March 31, 2020, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue an aggregate of 132,207,290 Preferred Shares and 149,405,124 Preferred Shares, respectively, each with no par value per share.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In March 2019, the Company completed its first closing of its Class B preferred shares and issued and sold 30,207,129 Class B preferred shares at a price of $1.5154 per share for gross proceeds of $45.8 million (the “2019 Preferred Share Financing”). The Company incurred issuance costs of $0.3 million in connection with this transaction.

The subscription agreement for the Class B preferred shares obligates the investors of the 2019 Preferred Share Financing to purchase an additional 30,207,122 Class B preferred shares at a price of $1.5154 per share upon the earlier occurrence of a specified development or specified regulatory milestone. The Company refers to the completion of this potential future transaction as the “Milestone Financing.” The Company and the holders of two-thirds of the then-outstanding Class B preferred shares and Class B special voting shares, voting together as a single class, may agree that the Milestone Financing shall occur on another date whether or not the specified milestone has been achieved. In addition, any investor may elect in its sole discretion to purchase some or all of its allocated shares in the Milestone Financing at any time prior to the achievement of either milestone. The investors’ obligation to purchase shares will expire if either milestone is not achieved on or prior to July 31, 2020. If an investor does not participate in the Milestone Financing when obligated to do so, then any existing Preferred Shares held by that investor will be converted into non-voting common shares of the Company on a ten-for-one basis.

The Company concluded that these rights or obligations of investors to participate in the Milestone Financing of Class B preferred shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments are legally detachable and separately exercisable from the Class B preferred shares and (ii) the rights will require the Company to transfer assets upon future closings of the Class B preferred shares. Upon the first closing of the Class B preferred shares in March 2019, the Company recorded a preferred share tranche right liability of $6.3 million and a corresponding reduction to the carrying value of the Class B preferred shares.

In January 2020, the Company executed the First Amendment to the Class B Subscription Agreement (“Amended Class B Subscription Agreement”) whereby the Canada Pension Plan Investment Board (“CPP”) agreed to purchase an aggregate of $20.0 million of Class B preferred shares, at a price of $1.5154 per share, in two tranches. In January 2020, the Company issued and sold to CPP 6,598,917 Class B preferred shares, resulting in gross proceeds of $10.0 million (the “Additional Class B Closing”). The Company incurred issuance costs of $0.1 million in connection with this transaction.

The rights and preferences of the Class B preferred shares sold under the Additional Class B Closing are the same as the rights and preferences of the Class B preferred shares issued and sold by the Company in March 2019. Accordingly, under the terms of the Amended Class B Subscription Agreement, upon the earlier occurrence of a specified development or specified regulatory milestone, CPP is obligated to purchase an additional 6,598,917 Class B preferred shares at a price of $1.5154 per share. The Company concluded that these rights or obligations of CPP to participate in the Milestone Financing of Class B preferred shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments are legally detachable and separately exercisable from the Class B preferred shares and (ii) the rights will require the Company to transfer assets upon future closings of the Class B preferred shares.

Upon the Additional Class B Closing in January 2020, the Company recorded an additional liability for the preferred share tranche right of $1.1 million and a corresponding reduction to the carrying value of the Class B preferred shares.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of each balance sheet date, the Preferred Shares consisted of the following (in thousands, except share amounts):

	December 31, 2019
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Class A preferred shares	62,918,661	42,918,661	$32,371	$32,189	8,038,697
Class B preferred shares	69,288,629	30,207,129	39,221	45,776	5,657,816

	132,207,290	73,125,790	$71,592	$77,965	13,696,513

	March 31, 2020
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Class A preferred shares	62,918,661	42,918,661	$32,371	$32,189	8,038,697
Class B preferred shares	86,486,463	36,806,046	48,023	55,776	6,893,799

	149,405,124	79,724,707	$80,394	$87,965	14,932,496

The holders of the Preferred Shares have the following rights and preferences:

Voting

The holders of the Preferred Shares are entitled to vote, together with the holders of common shares and holders of Special Voting Shares, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of common shares into which the Preferred Shares could convert on the record date for determination of shareholders entitled to vote.

The holders of Class A preferred shares and the then-outstanding Class A special voting shares, voting exclusively and as a separate class, are entitled to elect three directors of the Company. The holders of Class B preferred shares and the then-outstanding Class B special voting shares, voting exclusively and as a separate class, are entitled to elect three directors of the Company.

Conversion

Each Preferred Share is convertible into voting common shares, at any time, at the option of the holder, and without the payment of additional consideration, at the applicable conversion ratio then in effect. In addition, each Preferred Share will be converted into voting common shares at the applicable conversion ratio then in effect upon the earlier of (i) the closing of a firm commitment underwritten public offering of its common shares with at least $75.0 million of proceeds to the Company, net of underwriting discounts and commissions, and at a price of at least $1.89425 per share (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization) (a “qualified IPO”), or (ii) the vote of two-thirds of the then-outstanding Preferred Shares and Special Voting Shares, voting together as a single class, and two-thirds of the then-outstanding Class B preferred shares and Class B special voting shares, voting together as a single class.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The conversion ratio of each class of Preferred Shares is determined by dividing the Original Issue Price of each class of Preferred Shares by the Conversion Price of each class. As of December 31, 2019 and March 31, 2020, the Conversion Price was $4.01 per share for Class A preferred shares and $8.10 per share for Class B preferred shares, subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the Preferred Shares.

Dividends

The holders of the Preferred Shares are entitled to receive noncumulative dividends at a rate of 8.0% per annum of the Original Issue Price when, as and if declared by the board of directors (the “Preferred Dividend”). The Company may not pay any dividends on common shares of the Company unless the holders of Preferred Shares then outstanding first receive, or simultaneously receive, the Preferred Dividend on each outstanding Preferred Share and a dividend on each outstanding Preferred Share in an amount at least equal to the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common shares (B) the number of common shares issuable upon conversion of a Preferred Share, in each case, as calculated on the record date for determination of holders entitled to receive such dividend; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of shares in the capital of the Company (other than the Preferred Shares), the dividend payable to the holders of Preferred Shares shall be calculated based upon the dividend on the class or series of shares in the capital of the Company that would result in the highest dividend on the Preferred Shares. Through March 31, 2020, no cash dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Deemed Liquidation Event (as defined below), the holders of Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any payment will be made to the holders of Special Voting Shares and common shares by reason of their ownership, in an amount per share equal to the applicable Original Issue Price plus any dividends declared but unpaid thereon. In the event that the assets of the Company available for distribution to its shareholders are insufficient to pay the holders of Preferred Shares the full amounts to which they are entitled, the holders of Preferred Shares will share ratably in any distribution of assets available for distribution in proportion to the respective amounts that would otherwise be payable with respect to such shares were paid in full.

Unless the holders of at least two-thirds of the then-outstanding Preferred Shares and Special Voting Shares, voting together as a single class, and the holders of at least two-thirds of the then-outstanding Class B preferred shares and the then-outstanding Class B special voting shares, voting together as a single class, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which shareholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Redemption

The Company’s articles of the corporation, as amended and restated, does not provide redemption rights to the holders of Preferred Share.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

8.	Preferred Exchangeable Shares and Special Voting Shares

In connection with each issuance and sale of its Class A preferred shares and Class B preferred shares (see Note 7), the Company’s Ireland subsidiary, Fusion Pharmaceuticals (Ireland) Limited, issued and sold Class A and Class B preferred exchangeable shares (together, the “Preferred Exchangeable Shares”) to investors. Simultaneously with the issuance and sale of the Preferred Exchangeable Shares, the Company issued and sold its Class A and Class B special voting shares (together, the “Special Voting Shares”) to the same investors. As of December 31, 2019 and March 31, 2020, the Company’s Ireland subsidiary’s amended constitution authorized it to issue an aggregate of 28,874,378 Preferred Exchangeable Shares and 29,747,987 Preferred Exchangeable Shares, respectively, with a par value of $0.001 per share. As of December 31, 2019 and March 31, 2020, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue an aggregate of 28,874,378 Special Voting Shares and 29,747,987 Special Voting Shares, respectively, with a cash redemption value of $0.000001 per share.

In March 2019, in connection with the first closing of Class B preferred shares (see Note 7), the Company’s Ireland subsidiary issued and sold 4,437,189 Class B preferred exchangeable shares at a price of $1.5154 per share and the Company issued and sold 4,437,189 Class B special voting shares at a price of $0.000001 per share for aggregate gross proceeds of $6.7 million (the “2019 Preferred Exchangeable Share Financing”). The Company incurred issuance costs of less than $0.1 million in connection with this transaction.

The subscription agreement for the Class B preferred exchangeable shares obligates the investors in the 2019 Preferred Exchangeable Share Financing to purchase an additional 4,437,189 Class B preferred exchangeable shares at a price of $1.5154 per share and 4,437,189 Class B special voting shares at a price of $0.000001 per share upon the earlier occurrence of a specified development or specified regulatory milestone. The Company and the holders of two-thirds of the then-outstanding Class B preferred shares and Class B special voting shares, voting together as a single class, may agree that the Milestone Financing shall occur on another date whether or not the specified milestone has been achieved. In addition, any investor may elect in its sole discretion to purchase some or all of its allocated shares in the Milestone Financing at any time prior to the achievement of either milestone. The investors’ obligation to purchase shares will expire if either milestone is not achieved on or prior to July 31, 2020. If an investor does not participate in the Milestone Financing when obligated to do so, then any existing Preferred Exchangeable Shares and Special Voting Shares held by that investor will be converted into non-voting common shares of the Company on a ten-for-one basis.

The Company concluded that these rights or obligations of investors to participate in the Milestone Financing of Class B preferred exchangeable shares and Class B special voting shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments are legally detachable and separately exercisable from the Class B preferred exchangeable shares and Class B special voting shares and (ii) the rights will require the Company to transfer assets upon future closings of the Class B preferred exchangeable shares and Class B special voting shares. Upon the first closing of the Class B preferred exchangeable shares in March 2019, the Company recorded a preferred share tranche right liability of $0.9 million and a corresponding reduction to the carrying value of the Class B preferred exchangeable shares.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of each balance sheet date, the Preferred Exchangeable Shares and Special Voting Shares consisted of the following:

	December 31, 2019		March 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Class A preferred exchangeable shares	20,000,000	20,000,000	20,000,000	20,000,000
Class A special voting shares	20,000,000	20,000,000	20,000,000	20,000,000
Class B preferred exchangeable shares	8,874,378	4,437,189	9,747,987	4,437,189
Class B special voting shares	8,874,378	4,437,189	9,747,987	4,437,189

The holders of the Preferred Exchangeable Shares and Special Voting Shares have the following rights and preferences:

Voting

The holders of Preferred Exchangeable Shares are not entitled to vote on matters submitted to the shareholders of the Company for a vote. The voting rights of the holders of Preferred Exchangeable Shares are contained within the voting rights of the Special Voting Shares. The holders of Special Voting Shares are entitled to vote on all matters submitted to the Company’s shareholders for a vote and are entitled to the number of votes equal to the number of Preferred Shares of the Company into which the Preferred Exchangeable Shares and Special Voting Shares would be exchanged for on the record date for determination of shareholders entitled to vote.

Redemption

Preferred Exchangeable Shares

Each Preferred Exchangeable Share is redeemable, at any time, at the option of the holder, and without the payment of additional consideration, at the applicable redemption price, subject to adjustment in accordance with anti-dilution provisions. In addition, each Preferred Exchangeable Share is redeemable, at the applicable redemption price, (i) immediately prior to the closing of a qualified IPO, (ii) immediately prior to the consummation of a Deemed Liquidation Event (as defined in Note 7), (iii) immediately prior to the closing of a qualifying share sale (as defined in the articles of the corporation, as amended and restated), (iv) upon the unanimous vote or consent of the board of directors of the Company and the vote or consent of both two-thirds of the then-outstanding Preferred Shares and Special Voting Shares, voting together as a single class, and two-thirds of the then-outstanding Class B preferred shares and Class B special voting shares, voting together as a single class, or (v) on the date that is ten years following the issuance date of the Preferred Exchangeable Shares. The redemption price of each Preferred Exchangeable Share is $0.001 per share.

Simultaneously with any redemption of the Preferred Exchangeable Shares, the Company shall issue to each holder of the Preferred Exchangeable Shares the number of Preferred Shares as determined by dividing the Irish Subscription Price per share of Preferred Exchangeable Shares by the Original Issue Price of the Preferred Shares, the result of which being subject to adjustment for any share dividend, share split, combination or other similar recapitalization. The Original Issue Price of the Preferred Shares is $0.75 per Class A preferred share and $1.5154 per Class B preferred share. The Irish Subscription Price per share is equal to the Original Issue Price of each respective Preferred Share.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Special Voting Shares

Simultaneously with the redemption of the Preferred Exchangeable Shares and issuance of Preferred Shares to the holders of the Preferred Exchangeable Shares, the Company shall redeem one Special Voting Share for each Preferred Exchangeable Share redeemed by the holder for an amount equal to $0.000001 per share.

Dividends

The holders of Preferred Exchangeable Shares and Special Voting Shares are not entitled to receive dividends of the Company.

Liquidation

The holders of Preferred Exchangeable Shares are not entitled to liquidation rights.

The Special Voting Shares rank senior to the common shares of the Company and junior to the Preferred Shares with respect to return of capital in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Deemed Liquidation Event (as defined in Note 7). As such, after the payment of all preferential amounts to the holders of the Preferred Shares (see Note 7), each holder of then-outstanding Special Voting Shares will be entitled to receive a cash payment equal to $0.000001 per share.

9.	Common Shares

As of December 31, 2019 and March 31, 2020, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue unlimited voting and non-voting common shares, each with no par value per share. The voting, dividend and liquidation rights of the holders of the Company’s common shares are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Shares set forth above.

As of each balance sheet date, common shares consisted of the following:

	December 31, 2019		March 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Voting common shares	Unlimited	1,529,311	Unlimited	1,529,311
Non-voting common shares	Unlimited	400,244	Unlimited	400,244

Each voting common share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. The holders of the non-voting common shares are not entitled to vote with the holders of the voting common shares, Preferred Shares and Special Voting Shares. Common shareholders are entitled to receive dividends, if any, as may be declared by the board of directors, subject to the preferential dividend rights of the Preferred Shares. Through March 31, 2020, no cash dividends had been declared or paid by the Company.

10.	Share-Based Compensation

2017 Equity Incentive Plan

The Company’s 2017 Equity Incentive Plan (the “2017 Plan”) provides for the Company to grant incentive stock options or nonqualified stock options, restricted share awards and restricted share units to employees, officers, directors and non-employee consultants of the Company.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The total number of common shares reserved for issuance under the 2017 Plan was 4,700,393 and 5,278,820 shares as of December 31, 2019 and March 31, 2020, respectively.

As of December 31, 2019 and March 31, 2020, 1,598,512 shares and 1,366,642 shares, respectively, remained available for future grant under the 2017 Plan. Shares that are expired, forfeited, canceled or otherwise terminated without having been fully exercised will be available for future grant under the 2017 Plan.

Stock Option Valuation

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employee consultants is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

Three Months Ended March 31, 2020
Risk-free interest rate	1.16%
Expected term (in years)	6.0
Expected volatility	63.9%
Expected dividend yield	0%

The Company did not grant any stock options during the three months ended March 31, 2019.

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2019:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2019	3,045,301	$1.66	8.4	$2,112
Granted	883,130	3.47
Forfeited	(16,253)	1.04

Outstanding as of March 31, 2020	3,912,178	$2.07	7.8	$9,254

Vested and expected to vest as of March 31, 2020	3,912,178	$2.07	7.8	$9,254
Options exercisable as of March 31, 2020	2,050,128	$1.44	7.0	$6,139

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those options that had exercise prices lower than the fair value of the Company’s common shares. There were no stock options exercised during the three months ended March 31, 2019 or 2020. The weighted-average grant-date fair value of stock options granted during the three months ended March 31, 2020 was $2.10 per share.

Share-Based Compensation

Share-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Three Months Ended March 31,
	2019	2020
Research and development expenses	$44	$73
General and administrative expenses	58	285

	$102	$358

As of March 31, 2020, total unrecognized share-based compensation expense related to unvested share-based awards was $3.8 million, which is expected to be recognized over a weighted-average period of 3.2 years.

11.	License Agreements and Asset Acquisitions

License Agreement with the Centre for Probe Development and Commercialization Inc.

In November 2015, the Company entered into a license agreement with the Centre for Probe Development and Commercialization Inc. (“CPDC”), a related party (see Note 15) (the “CPDC Agreement”). Under the agreement, the Company was granted an exclusive, sublicensable, nontransferable, worldwide license under CPDC’s patent rights related to CPDC’s radiopharmaceutical linker technology to develop, market, make, use and sell certain products for all disease indications and uses in humans, whether diagnostic or therapeutic. The Company has the right to grant sublicenses of its rights. The CPDC Agreement was amended in 2017; however, there were no material changes to the terms of the CPDC Agreement. Also in 2017, the Company entered into a second license agreement with CPDC, under which the Company was granted an exclusive, sublicensable, worldwide license under CPDC’s patent rights related to certain CPDC radiopharmaceutical linker technology to develop, market, make, use and sell certain products for all disease indications and uses in humans. The Company has the right to grant sublicenses of its rights.

Under all agreements with CPDC, the Company has no obligations to make any milestone payments or to pay any royalties or annual maintenance fees to CPDC.

During the three months ended March 31, 2019 and 2020, the Company did not make any payments to CPDC or recognize any research and development expenses under the agreements with CPDC.

License Agreement with ImmunoGen, Inc.

In December 2016, the Company entered into a license agreement with ImmunoGen, Inc. (“ImmunoGen”) (the “ImmunoGen Agreement”). Under the agreement, the Company was granted an exclusive, sublicensable,

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

worldwide license under ImmunoGen’s patent rights to use, develop, manufacture and commercialize any radiopharmaceutical conjugate that includes a certain compound and any resulting commercialized products. The Company has the right to grant sublicenses of its rights.

Under the ImmunoGen Agreement, the Company paid an upfront fee of $0.2 million to ImmunoGen. In addition, the Company is obligated to make aggregate milestone payments to ImmunoGen of up to $15.0 million upon the achievement of specified development and regulatory milestones and of up to $35.0 million upon the achievement of specified sales milestones. The Company is also obligated to pay tiered royalties of a low to mid single-digit percentage based on annual net sales by the Company and any of its affiliates and sublicensees. Royalties will be paid by the Company on a country-by-country basis beginning upon the first commercial sale in such country until ten years following the date of the first commercial sale in the United States and five years following the date of the first commercial sale in all non-U.S. countries. In addition, the Company is responsible for all costs and expenses incurred related to the development, manufacture, regulatory approval and commercialization of all licensed products.

Prior to regulatory approval of a licensed product in any country, the Company has the right to terminate the agreement upon 90 days’ prior written notice to ImmunoGen. Upon receipt of its first regulatory approval of a licensed product in any country, the Company has the right to terminate the agreement upon 180 days’ prior written notice to ImmunoGen. If the Company or ImmunoGen fails to comply with any of its obligations or otherwise breaches the agreement, the other party may terminate the agreement. The ImmunoGen Agreement expires upon the expiration date of the last-to-expire royalty term.

During the three months ended March 31, 2019, the Company made a payment to ImmunoGen of $0.5 million upon the achievement of a specified development milestone and recognized this amount as research and development expense in its consolidated statements of operations and comprehensive loss. During the three months ended March 31, 2020, the Company did not make any payments to ImmunoGen or recognize any research and development expenses under the ImmunoGen Agreement.

License Agreements with Janssen Biotech, Inc.

First Janssen Agreement

In February 2017, the Company entered into a license agreement with Janssen Biotech, Inc. (“Janssen”) (the “Janssen Agreement”). Under the agreement (the “First Janssen Agreement”), the Company was granted an exclusive, sublicensable, worldwide license under Janssen’s patent rights to research, develop and commercialize licensed products containing the specified compound for certain alpha-emitting therapeutic and nuclear imaging uses in humans and animals. The Company was also granted non-exclusive, worldwide licenses under specified other patent rights for specified uses.

The Company had the right to terminate the First Janssen Agreement upon written notice to Janssen. In March 2019, the Company terminated the First Janssen Agreement upon written notice to Janssen.

During the three months ended March 31, 2019, the Company did not make any payments to Janssen or recognize any research and development expenses under the First Janssen Agreement.

Second Janssen Agreement

Simultaneously with entering into the First Janssen Agreement, in February 2017, the Company entered into a second agreement with Janssen (the “Second Janssen Agreement”). Under the agreement, the Company was

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

granted an exclusive, sublicensable, worldwide license under Janssen’s patent rights to research, develop and commercialize licensed products containing the specified compound for certain alpha-emitting therapeutic and nuclear imaging uses in humans and animals. The Company was also granted non-exclusive, worldwide licenses under specified other patent rights for specified uses.

The Company had the right to terminate the Second Janssen Agreement upon written notice to Janssen. In January 2020, the Company terminated the Second Janssen Agreement upon written notice to Janssen.

During the three months ended March 31, 2019 and 2020, the Company did not make any payments to Janssen or recognize any research and development expenses under the Second Janssen Agreement.

Research and License Agreement with Isogenica Ltd.

In April 2018, the Company entered into a research and license agreement with Isogenica Ltd. (“Isogenica”) (the “Isogenica Agreement”). Under the agreement, the Company was granted a non-exclusive, sublicensable, worldwide license under Isogenica’s intellectual property and other technology to develop and commercialize a specified compound of antibody-like molecules that bind to targets with high affinity for all therapeutic uses or a product containing such compound. At the same time, the Company granted Isogenica a non-exclusive, non-sublicensable license to certain of Fusion’s intellectual property for research purposes. The initial term of the license was one year, and the Company had the option to extend the term of the Isogenica Agreement beyond the one-year period, which was exercised in April 2019.

The Company was not entitled to any payments from Isogenica for use of the license of its intellectual property granted to Isogenica.

The Company had the right to terminate the Isogenica Agreement upon written notice to Isogenica. In January 2020, the Company terminated the Isogenica Agreement upon written notice.

During the three months ended March 31, 2019 and 2020, the Company did not make any payments to Isogenica. During the three months ended March 31, 2019, the Company exercised its option to extend the term of the agreement and recognized £0.3 million (equivalent to $0.4 million at the time of the payments) as research and development expense in the consolidated statements of operations and comprehensive loss, primarily related to the option exercise fee. The Company did not recognize any research and development expenses during the three months ended March 31, 2020.

Asset Acquisition from and License Agreement with MediaPharma S.r.l.

In May 2019, the Company and MediaPharma S.r.l. (“MediaPharma”) entered into an asset acquisition and license agreement. Under the agreement, the Company purchased all right, title and interest to MediaPharma’s, and any of its affiliates’ and sublicensees’, patents to perform research and to develop, manufacture and commercialize a specified compound of antibody molecules that bind to targets for the prevention, treatment and diagnosis of all diseases and conditions only using such compound as an antibody drug conjugate. The Company accounted for this purchase as an asset acquisition. At the same time, the Company granted MediaPharma an exclusive, fully paid, worldwide, sublicensable license to use the specified compound for research, development, manufacturing and commercialization of a bispecific antibody drug conjugate, but not for use as a radiopharmaceutical.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In connection with the asset acquisition, the Company paid an upfront fee of $0.2 million to MediaPharma. In addition, the Company is obligated to make aggregate milestone payments to MediaPharma of up to $1.5 million upon the achievement of specified development milestones and of up to $23.0 million upon the achievement of specified sales milestones. The Company is also obligated to pay royalties of a low single-digit percentage based on annual net sales by the Company. Royalties will be paid by the Company on a country-by-country basis beginning upon the first commercial sale in such country and will expire, on a country-by-country basis, upon the earlier of (i) eight years from the first commercial sale of a licensed product in such country, (ii) the date upon which all issued patents under the agreement have expired or (iii) the date upon which a product highly similar in composition to the licensed product and having no clinically meaningful differences is sold or marketed for sale in such country by a third party.

The Company is not entitled to any payments from MediaPharma for use of the license to the specified compound granted to MediaPharma.

During the three months ended March 31, 2019 and 2020, the Company did not make any payments to MediaPharma or recognize any research and development expenses under the MediaPharma Agreement.

Asset Acquisition from Rainier Therapeutics, Inc. and License Agreement with Genentech, Inc.

In March 2020 (the “Closing”), the Company and Rainier Therapeutics, Inc. (“Rainier”) entered into an asset acquisition agreement (the “Rainier Agreement”). Under the agreement, the Company purchased all right, title and interest to Rainier’s, and any of its affiliates’ and sublicensees’, patents and other tangible and intangible assets to perform research and to develop, manufacture and commercialize a specified compound of antibody molecules that bind to targets for the prevention, treatment and diagnosis of all diseases and conditions only using such compound as an antibody drug conjugate. The Company concluded to account for this purchase as an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, the license rights.

In connection with the asset acquisition, the Company paid an upfront fee of $1.0 million to Rainier and recognized this amount as research and development expense in the consolidated statement of operations and comprehensive loss during the three months ended March 31, 2020, as the IPR&D acquired had no alternative future use as of the acquisition date.

Unless the Rainier Agreement is terminated pursuant to its terms, which termination may not occur later than eight months following the Closing (the “Outside Date”), the Company is obligated to pay Rainier an additional amount of $3.5 million and to issue 313,359 of the Company’s non-voting common shares on the Outside Date. If the Rainier Agreement is not terminated by the Outside Date, the Company is also obligated to make aggregate milestone payments to Rainier of up to $22.5 million and to issue up to 156,679 of the Company’s non-voting common shares upon the achievement of specified development and regulatory milestones and of up to $42.0 million upon the achievement of specified sales milestones.

In the event the Company enters into a transaction with a non-affiliated party relating to the license or sale of substantially all the Company’s rights to develop the specified compound of antibody molecules, the Company will be obligated to pay Rainier a specified percentage of the revenue from such transaction, in an amount ranging from 10% to 30%, based on how long after the Closing the transaction takes place.

The Rainier Agreement may be terminated at any time prior to the Outside Date upon 30 days’ notice by the Company to Rainier or upon the mutual written consent of both parties. If the agreement is terminated prior to

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

the Outside Date, the Company’s payment obligations, except for the non-refundable upfront fee of $1.0 million, become void and the Company will cease to have any rights to the antibody or the Genentech License Agreement (as defined below).

In connection with the Rainier Agreement, in March 2020, the Company was assigned all of Rainier’s rights and obligations under an exclusive license agreement between BioClin Therapeutics, Inc. and Genentech, Inc. (“Genentech”) (the “Genentech License Agreement”). Pursuant to the Genentech License Agreement, the Company has an exclusive, worldwide, sublicensable license to make, use, research, develop, sell and import certain intellectual property and technology of Genentech relating to the a specified antibody and any mutant antibody thereof (the “Licensed Antibodies”), including any products that contain a Licensed Antibody as an active ingredient (the “Products”), for all human uses.

Pursuant to the Genentech License Agreement, the Company is obligated to use commercially reasonable efforts to develop and commercialize at least one Product and the Company is solely responsible for the costs associated with the development, manufacturing, regulatory approval and commercialization of any Products. The manufacture of the antibody by any third-party contract manufacturing organization must be approved in advance by Genentech. Additionally, Genentech retains the right to use the Licensed Antibodies solely to research and develop molecules other than the Licensed Antibodies.

Under Genentech License Agreement, the Company is obligated to make aggregate milestone payments to Genentech of up to $44.0 million upon the achievement of specified sales milestones. The Company is also obligated to pay to Genentech tiered royalties of a mid to high single-digit percentage based on annual net sales by the Company, and any of its affiliates and sublicensees, for the specified compound of antibody molecules and of a mid to high single-digit percentage based on annual net sales by the Company, and any of its affiliates and sublicensees, for any other compound containing mutant antibody molecules of the specified compound. In addition, the Company is obligated to pay to Genentech royalties of a low single-digit percentage based on quarterly net sales in any country in which the specified compound is not covered by a valid patent claim, and those sales will not be subject to the tiered royalties described above. All royalties may be reduced if the Company obtains a license under a third-party patent that includes the specified compound. Royalties will be paid by the Company on a country-by-country basis beginning upon the first commercial sale in such country until the later of (i) ten years following the date of the first commercial sale of a Product or (ii) the date the specified compound is no longer covered by an enforceable patent. Upon the expiration of the royalty term, the Company will have a fully paid-up license.

The Company has the right to terminate the Genentech License Agreement upon written notice to Genentech if the Company determines in its sole discretion that development or commercialization of Products is not economically or scientifically feasible or appropriate. In addition, if the Company or Genentech fails to comply with any of its obligations or otherwise breaches the agreement, the other party may terminate the agreement. The Genentech License Agreement expires on the date on which all obligations under the agreement related to milestone payments or royalties have passed or expired.

During the three months ended March 31, 2020, the Company did not make any payments to Genentech or recognize any research and development expenses under the Genentech License Agreement.

12.	Income Taxes

The Company is domiciled in Canada and is primarily subject to taxation in that country. During the three months ended March 31, 2019 and 2020, the Company recorded no income tax benefits for the net operating

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

losses incurred or for the research and development tax credits generated in Canada and Ireland in each period due to its uncertainty of realizing a benefit from those items. During the three months ended March 31, 2019 and 2020, the Company recorded a tax provision of less than $0.1 million and $0.1 million, respectively, related to income tax obligations of its operating company in the U.S., which generates a profit for tax purposes.

The Company’s tax provision and the resulting effective tax rate for interim periods is determined based upon its estimated annual effective tax rate (“AETR”), adjusted for the effect of discrete items arising in that quarter. The impact of such inclusions could result in a higher or lower effective tax rate during a particular quarter, based upon the mix and timing of actual earnings or losses versus annual projections. In each quarter, the Company updates its estimate of the annual effective tax rate, and if the estimated annual tax rate changes, a cumulative adjustment is made in that quarter. For the three months ended March 31, 2019 and March 31, 2020, the Company excluded Canada and Ireland from the calculation of the AETR as the Company anticipates an ordinary loss in these jurisdictions for which no tax benefit can be recognized.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which primarily consist of net operating loss carryforwards. The Company has considered its history of cumulative net losses in Canada and Ireland, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its Canadian and Irish deferred tax assets. As a result, as of December 31, 2019 and March 31, 2020, the Company has recorded a full valuation allowance against its net deferred tax assets in Canada and Ireland.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was passed by the U.S. Congress and signed into law by the President of the U.S. The CARES Act, among other things, includes certain provisions for individuals and corporations; however, these benefits do not impact the Company’s income tax provision.

13.	Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net Loss per Share Attributable to Common Shareholders

Basic and diluted net loss per share attributable to common shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2019	2020
Numerator:
Net loss	$(3,933)	$(10,222)
Dividends paid to preferred shareholders in the form of warrants issued	—	(1,382)

Net loss attributable to common shareholders	$(3,933)	$(11,604)

Denominator:
Weighted-average common shares outstanding—basic and diluted	1,872,975	1,929,555

Net loss per share attributable to common shareholders —basic and diluted	$(2.10)	$(6.01)

The Company’s potentially dilutive securities, which include stock options, convertible preferred shares, preferred exchangeable shares and warrants, have been excluded from the computation of diluted net loss per

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common shareholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Three Months Ended March 31,
	2019	2020
Options to purchase common shares	1,765,849	3,912,178
Convertible preferred shares (as converted to common shares)	13,696,513	14,932,496
Preferred exchangeable shares (as converted to convertible preferred shares and then to common shares)	4,577,106	4,577,106
Warrants to purchase Class B convertible preferred shares and Class B preferred exchangeable shares (as converted to common shares)	—	749,197

	20,039,468	24,170,977

Unaudited Pro Forma Net Loss per Share Attributable to Common Shareholders

The unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the three months ended March 31, 2020 has been prepared to give effect to adjustments arising upon the closing of a qualified IPO. The unaudited pro forma net loss attributable to common shareholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common shareholders does not include the effects of the change in fair value of the preferred share warrant liability because the calculation gives effect to (i) the redemption of all outstanding Preferred Exchangeable Shares and Special Voting Shares, (ii) the issuance of Preferred Shares upon the redemption of the Preferred Exchangeable Shares, (iii) the conversion of all outstanding Preferred Shares, including the Preferred Shares issued upon the redemption of the Preferred Exchangeable Shares, into common shares and (iv) all outstanding warrants to purchase Class B preferred shares of the Company and warrants to purchase Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited becoming warrants to purchase common shares of the Company, in each case as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the Preferred Shares, Preferred Exchangeable Shares or warrants.

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculations of unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the three months ended March 31, 2020 has been prepared to give effect, upon a qualified IPO, to (i) the redemption of all outstanding Preferred Exchangeable Shares and Special Voting Shares, (ii) the issuance of Preferred Shares upon the redemption of the Preferred Exchangeable Shares and (iii) the conversion of all outstanding Preferred Shares, including the Preferred Shares issued upon the redemption of the Preferred Exchangeable Shares, into common shares, in each case as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the Preferred Shares, Preferred Exchangeable Shares or warrants.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Unaudited pro forma basic and diluted net loss per share attributable to common shareholders was calculated as follows (in thousands, except share and per share amounts):

Three Months Ended March 31, 2020
Numerator:
Net loss attributable to common shareholders	$(11,604)
Change in fair value of preferred share warrant liability	334

Pro forma net loss attributable to common shareholders	$(11,270)

Denominator:
Weighted-average common shares outstanding—basic and diluted	1,929,555
Pro forma adjustment to reflect (i) the issuance of Preferred Shares upon the redemption of Preferred Exchangeable Shares and Special Voting Shares and (ii) the subsequent conversion of all outstanding Preferred Shares, in each case upon the closing of the proposed IPO	19,373,780

Pro forma weighted-average common shares outstanding—basic and diluted	21,303,335

Pro forma net loss per share attributable to common shareholders—basic and diluted	$(0.53)

14.	Commitments and Contingencies

Operating Leases

In January 2018, the Company entered into an operating lease for office space in Boston, Massachusetts, which expires in July 2023 and has no renewal options.

In August 2018, the Company entered into an operating lease for office space in Hamilton, Ontario, Canada, which expires in December 2023 and has no renewal options.

In October 2019, the Company entered into an operating lease for office space in Boston, Massachusetts, which expires September 2025 and has no renewal options. In connection with entering into this lease agreement, the Company issued a letter of credit of $1.5 million, which is classified as restricted cash (non-current) on the consolidated balance sheets as of December 31, 2019 and March 31, 2020.

The lease agreements include payment escalations, rent holidays and other lease incentives, which are accrued or deferred as appropriate such that rent expense for each lease is recognized on a straight-line basis over the respective lease term, recording deferred rent for rent expense incurred but not yet paid.

Rent expense was $0.1 million for each of the three months ended March 31, 2019 and 2020.

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Future minimum lease payments due under operating leases as of March 31, 2020 are as follows (in thousands):

Year Ending December 31,
2020 (nine months)	$826
2021	1,170
2022	1,199
2023	1,168
2024	1,113
Thereafter	2,163

Total	$7,639

Manufacturing Commitments

In January 2019, the Company entered into an agreement with CPDC, a related party (see Note 15), to manufacture clinical trial materials. As of March 31, 2020, the Company had non-cancelable minimum purchase commitments under the agreement totaling $0.3 million over the following 12 months.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not currently aware of any indemnification claims and has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2019 or March 31, 2020.

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

15.	Related Party Transactions

The Company has entered into license agreements with CPDC, a principal shareholder of the Company (see Note 11).

In addition, the Company has entered into a Master Services Agreement and a Supply Agreement with CPDC, under which CPDC provides services to the Company related to preclinical and manufacturing services,

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

administrative support services and access to laboratory facilities. In connection with the Supply Agreement, the Company is obligated to pay CPDC an amount of less than $0.1 million per month, or $0.5 million in the aggregate per year, plus fees for production, packaging and distribution of products supplied to the Company, unless the agreement is terminated by the Company. The Company recognized expenses in connection with these services in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Three Months Ended March 31,
	2019	2020
Research and development expenses	$201	$403
General and administrative expenses	30	14

	$231	$417

During the three months ended March 31, 2019 and 2020, the Company made payments to CPDC in connection with the services described above of $0.2 million and $0.4 million, respectively. Amounts due to CPDC by the Company in connection with the services described above totaled $0.2 million and $0.3 million as of December 31, 2019 and March 31, 2020, respectively, which amounts were included in accrued expenses on the consolidated balance sheets.

In addition to costs incurred in connection with the services described above, the Company also reimbursed CPDC for purchases on the Company’s behalf from parties with which the Company did not have an account. During each of the three months ended March 31, 2019 and 2020, the Company made payments to CPDC of $0.1 million for reimbursement of these pass-through costs.

16.	Geographical Information

The Company has operating companies in the United States and Canada and a non-operating company in Ireland. Information about the Company’s long-lived assets, consisting solely of property and equipment, net, by geographic region was as follows (in thousands):

	December 31, 2019	March 31, 2020
United States	$127	$124
Canada	1,145	1,210

	$1,272	$1,334

17.	Subsequent Events

For its interim consolidated financial statements as of March 31, 2020 and for the three months then ended, the Company evaluated subsequent events through May 14, 2020, the date on which those financial statements were issued, and, with respect to the reverse share split described below, through June 22, 2020.

Closing of Class B Preferred Share Financing and Settlement of Class B Preferred Share Tranche Right Liability

On May 15, 2020, the Company achieved the specified regulatory milestone associated with the Class B preferred share tranche right (see Notes 7 and 8), which triggered the requirement of the Class B shareholders to

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

participate in the Milestone Financing. Upon closing of the Milestone Financing on June 2, 2020, the Company issued and sold 36,806,039 Class B preferred shares at a price of $1.5154 per share and 4,437,189 Class B special voting shares at a price of $0.000001 per share and the Company’s Ireland subsidiary issued and sold 4,437,189 Class B preferred exchangeable shares at a price of $1.5154 per share, for aggregate gross proceeds of $62.5 million (see Note 1).

The Class B preferred share tranche right liability (see Notes 7 and 8) was settled in connection with the achievement of the regulatory milestone associated with the Class B preferred share tranche right. Specifically, the fair value of the Class B preferred share tranche right liability was remeasured for the last time as of the Milestone Financing closing date, resulting in the Company recognizing a loss in the consolidated statement of operations and comprehensive loss for the three months ending June 30, 2020 of $31.6 million for the change in the fair value of the tranche right liability between March 31, 2020 and June 2, 2020. Immediately thereafter, the balance of the Class B preferred share tranche right liability of $39.6 million was reclassified to Class B convertible preferred shares in an amount of $35.3 million and to non-controlling interest in Fusion Pharmaceuticals (Ireland) Limited in an amount of $4.3 million on the consolidated balance sheet.

Master Services and License Agreement with Yumab GmbH

On May 15, 2020, the Company entered into a master services and license agreement with Yumab GmbH (“Yumab”) (the “Yumab Agreement”). Under the agreement, Yumab will assist the Company in discovering and developing certain antibodies from certain cell lines owned by Yumab. The Company plans to use the discovered antibodies in preclinical and clinical development. Under the Yumab Agreement, the Company is obligated to pay for services performed as defined in work orders under the agreement. In addition, the Company is obligated to make aggregate milestone payments to Yumab of up to $3.9 million upon the achievement of specified development and regulatory milestones. As of June 5, 2020, the Company has not made any payments to Yumab under the Yumab Agreement.

2020 Stock Option and Incentive Plan

On June 18, 2020, the Company’s board of directors adopted the 2020 Stock Option and Incentive Plan (the “2020 Plan”), which will become effective one day prior to the date on which the registration statement for the Company’s initial public offering is declared effective. The 2020 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards, cash-based awards and dividend equivalent rights to the Company’s officers, employees, non-employee directors and consultants. The number of shares initially reserved for issuance under the 2020 Plan is 4,273,350, which shall be cumulatively increased on January 1, 2021 and each January 1 thereafter by 4% of the number of the Company’s common shares outstanding on the immediately preceding December 31 or such lesser number of shares determined by the Company’s compensation committee of the

FUSION PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

board of directors. The common shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of shares, expire or are otherwise terminated (other than by exercise) under the 2020 Plan and the 2017 Plan will be added back to the common shares available for issuance under the 2020 Plan.

2020 Employee Share Purchase Plan

On June 18, 2020, the Company’s board of directors adopted the 2020 Employee Share Purchase Plan (the “ESPP”), which will become effective one day prior to the date on which the registration statement for the Company’s initial public offering is declared effective. A total of 450,169 common shares were reserved for issuance under this plan. In addition, the number of common shares that may be issued under the ESPP will automatically increase on January 1, 2021 and each January 1 thereafter by the lesser of (i) 900,338 common shares, (ii) 1% of the number of the Company’s common shares outstanding on the immediately preceding December 31 and (iii) such lesser number of shares as determined by the Company’s compensation committee of the board of directors.

Reverse Share Split

On June 19, 2020, the Company effected a one-for-5.339 reverse share split of its issued and outstanding common shares and a proportional adjustment to the existing conversion ratios for each class of the Company’s Preferred Shares (see Note 7) and Preferred Exchangeable Shares (see Note 8). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse share split and adjustment of the preferred share conversion ratios.

8,350,000 shares

Common shares

Preliminary Prospectus

Morgan Stanley

Jefferies

Cowen

Wedbush PacGrow

                    , 2020

Until                 , 2020 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of common shares being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market initial listing fee.

Amount
SEC registration fee	$19,943
FINRA filing fee	23,546
Nasdaq Global Market initial listing fee	170,000
Printing expenses	310,000
Legal fees and expenses	2,200,000
Accountants’ fees and expenses	1,800,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	71,511

Total	$4,600,000

Item 14. Indemnification of Directors and Officers

Under the Canada Business Corporations Act, or the CBCA, and our amended by-laws, we may (or must, in the case of our amended by-laws) indemnify our current or former directors and officers or any other individuals who act or have acted at our request as a director or officer of a related entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of his or her association with us or a related entity. The CBCA also provides that we may also make an advance payment to such individual for costs, charges and expenses reasonably incurred in connection with such a proceeding, provided, however, that such individual shall repay such payment if he or she does not fulfill the conditions described below. The CBCA also provides that we may, with the approval of the court, indemnify the individual or make an advance payment in respect of certain derivative actions by or on behalf of us or the other entity to procure a judgement in our or its favor.

Indemnification is prohibited under the CBCA unless the individual:

•

acted honestly and in good faith with a view to our best interests, or in the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

The CBCA also provides that the individual is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of his or her association with us or a related entity if the individual (i) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and (ii) fulfils the conditions described above.

The CBCA and our amended by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and other agents and each person who acts or acted at our request as a director, officer or other agents or an individual acting in a similar capacity, of another entity.

In addition, we have entered, or intend to enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the CBCA and our amended by-laws.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding our common shares and our preferred shares issued, warrants issued and stock options granted, by us within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Included is the consideration, if any, we received for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Share Capital

In September 2017 and November 2018, we sold an aggregate of 27,733,333 of our Class A preferred shares, as part of our Class A preferred share financing, at a purchase price of $0.75 per share for an aggregate amount of $20.8 million. In connection with the Class A preferred share financing, certain investors purchased 13,600,000 of our Class A special voting shares at a purchase price of $0.000001 per share and 13,600,000 Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at a purchase price of $0.75 per share for an aggregate amount of $10.2 million.

In March 2019, with subsequent closings in January 2020 and June 2020, we sold an aggregate of 73,612,085 of our Class B preferred shares at a purchase price of $1.5154 per share for an aggregate amount of $111.6 million. In connection with the Class B preferred share financing, certain investors purchased 8,874,378 of our Class B special voting shares at a purchase price of $0.000001 per share and 8,874,378 Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at a purchase price of $1.5154 and for an aggregate amount of $13.4 million.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (b) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(b) Stock Option Grants and Option Exercises

From June 1, 2017 and through the date of this registration statement, we granted options to purchase an aggregate of 679,061 of our voting common shares, at an exercise price of $2.35 per share, to employees pursuant to our 2017 Equity Incentive Plan. Through the date of filing, none of our voting common shares have been issued upon the exercise of stock options pursuant to the 2017 Plan.

During this same time period, we granted options to purchase an aggregate of 2,839,896 of our non-voting common shares, with exercise prices ranging from $1.02 to $9.51 per share, to employees and directors pursuant to our 2017 Equity Incentive Plan. In April 2019, we issued 56,580 of our non-voting common shares upon the net exercise of such stock option grant relating to our non-voting common shares.

No underwriters were involved in the foregoing issuances of securities. The issuances of stock options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, consultants and advisors, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c) Warrant Grant

In January 2020, we issued warrants to purchase an aggregate of 3,126,391 of our Class B preferred shares and 873,609 Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at an exercise price of $1.5154 per share. The warrants were issued for no consideration and had an issuance-date fair value of $1.4 million.

No underwriters were involved in the foregoing issuance of securities. The issuances of the warrant described in this paragraph (c) of Item 15 was issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipient of securities in the transaction described above represented that it was an accredited investor and was acquiring the securities for its own account for investment purposes only and not with a view to the public resale or distribution thereof and that it could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

All of the securities described in paragraphs (a), (b) and (c) of this Item 15 are deemed restricted securities for purposes of the Securities Act. All of the certificates representing such securities included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit number	Exhibit table

1.1	Form of Underwriting Agreement

3.1**	Articles of the Registrant, as amended, as currently in effect

3.2	Form of Articles of Amendment to the Articles of the Registrant (to be effective before the closing of this offering)

3.4**	By-Law No. 1 of the Registrant, as currently in effect

3.5	Form of By-Laws No. 1 and 2 (to be effective before the closing of this offering)

4.1**	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its shareholders, dated March 25, 2019

4.2	Form of Specimen Common Share Certificate

4.3**	Form of Class B Preferred Exchangeable Share Purchase Warrant

4.4**	Form of Class B Preferred Share Purchase Warrants

5.1	Opinion of Osler, Hoskin & Harcourt LLP

10.1**#	2017 Equity Incentive Plan, as amended, and forms of award agreements thereunder

10.2#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3#	Senior Executive Cash Incentive Bonus Plan

10.4#	2020 Employee Share Purchase Plan

10.5	Form of Officer Indemnification Agreement

10.6#	Form of Director Indemnification Agreement

10.7#	Employment Agreement between the Registrant and John Valliant, PhD, to be in effect upon the closing of this offering

10.8#	Employment Agreement between the Registrant and John Crowley, CPA, to be in effect upon the closing of this offering

10.9#	Employment Agreement between the Registrant and Eric Burak, PhD, to be in effect upon the closing of this offering

10.10#	Employment Agreement between the Registrant and James O’Leary, MD, to be in effect upon the closing of this offering

10.11**	Lease Agreement, dated as of October 1, 2019, by and between Fort Hill Square 2 Owner LLC and the Registrant

10.12**	Lease Agreement, dated as of August 1, 2018, by and between McMaster University and the Registrant

10.13**†	License Agreement, dated as of February 22, 2017, by and between the Centre for Probe Development and Commercialization Inc. and the Registrant

10.14**†	License Agreement, dated as of December 19, 2016, by and between ImmunoGen, Inc. and the Registrant, as amended

10.15**†	Asset Purchase Agreement, dated as of March 10, 2020, by and between Rainier Therapeutics, Inc., Fortis Advisors LLC and the Registrant

10.16**†	Master Services Agreement, dated as of February 22, 2017, by and between the Centre for Probe Development and Commercialization Inc. and the Registrant

10.17**†	Supply Agreement, dated as of January 17, 2019, by and between the Centre for Probe Development and Commercialization Inc. and the Registrant

Exhibit number	Exhibit table

16.1**	Letter of PricewaterhouseCoopers LLP (an Ontario limited liability partnership) regarding changes in the Registrant’s independent accounting firm

21.1**	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP (a Delaware limited liability partnership), Independent Registered Public Accounting Firm

23.2	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page to this registration statement)

**	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit (indicated by asterisks) will be omitted in accordance with the rules of the Securities and Exchange Commission.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Fusion Pharmaceuticals Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Province of Ontario on the 22nd day of June, 2020.

Fusion Pharmaceuticals Inc.

By:	/s/ John Valliant
John Valliant
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the 22nd day of June, 2020.

Signature	Title

/s/ John Valliant John Valliant	Chief Executive Officer and Director (Principal Executive Officer)

/s/ John Crowley John Crowley	Chief Financial Officer (Principal Financial Officer)

* Damian Lamb	Chairman and Director

* Pablo Cagnoni	Director

* Johan Christenson	Director

* Steve Gannon	Director

* Elisha P. Gould III	Director

* Chau Q. Khuong	Director

* Heather Preston	Director

*By:	/s/ John Valliant
John Valliant Attorney-in-fact